As filed with the Securities and Exchange Commission on July 21, 2005
Registration 333-124514

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CSQ HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	3841	94-3300396
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John R. Hinson and Raymond W. Cohen
CSQ Holding Company
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stewart Landefeld, Esq.	Michael Matysik	Roderick de Greef	Shivbir S. Grewal, Esq.
Eric DeJong, Esq.	Senior Vice President,	Executive Vice President,	Stradling Yocca Carlson & Rauth
Perkins Coie LLP	Chief Financial Officer and Secretary	Chief Financial Officer and Secretary	660 Newport Center Drive
1201 Third Avenue, Suite 4800	Quinton Cardiology Systems, Inc.	Cardiac Science, Inc.	Suite 1600
Seattle, Washington 98101-3099	3303 Monte Villa Parkway	1900 Main Street, Suite 700	Newport Beach, California 92660
(206) 359-8000	Bothell, Washington 98021	Irvine, California 92614	(949) 725-4000
	(425) 402-2000	(949) 797-3800
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/ prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 21, 2005
To the stockholders of Quinton Cardiology Systems, Inc. and Cardiac Science, Inc.:
      Quinton and Cardiac Science have entered into an agreement pursuant to which they have agreed to combine their respective businesses, which we refer to as the “transaction” or the “merger transaction.” The combination will be accomplished by means of the mergers of Quinton and Cardiac Science with wholly-owned subsidiaries of CSQ Holding Company, which we refer to as “Newco,” “we,” “us” or “our” in this joint proxy statement/prospectus. Newco is expected to be renamed “Cardiac Science Corporation” upon the completion of the transaction.
      When the transaction is completed, Quinton common stockholders will receive 0.77184895 shares of Newco common stock for each share of Quinton common stock they own and Cardiac Science common stockholders will receive 0.10 shares of Newco common stock for each share of Cardiac Science common stock they own. In addition, Cardiac Science senior note holders have agreed to convert senior notes having an approximately aggregate principal and accrued interest at February 28, 2005 of approximately $61 million, together with related warrants to purchase approximately 13.4 million shares of Cardiac Science common stock held by them, into an aggregate of $20 million in cash, payable by us, and 2,843,915 Newco common shares, as more fully discussed on page      , which we refer to as the “note and warrant conversion transaction.” The completion of the note and warrant conversion transaction is conditioned upon, and will take place concurrently with, the completion of the merger transaction. If the merger transaction is not approved, then the note and warrant conversion transaction will not be consummated. Based on the respective exchange ratios and the capitalization of each company as of February 28, 2005, the date we signed the merger agreement, former stockholders of Quinton will hold approximately 48.7%, and former stockholders and senior note holders of Cardiac Science will collectively hold approximately 51.3%, of our outstanding common stock immediately following the transaction. In addition, each outstanding stock option, warrant (other than the warrants held by the Cardiac Science senior note holders related to the senior notes) and right to purchase common stock issued by Quinton and Cardiac Science prior to the transaction will be assumed by us and will become a right to purchase Newco common stock, as more fully discussed in the section entitled “Quinton and Cardiac Science options, warrants and purchase rights” on page . We have applied to list our common stock on The Nasdaq National Market under the symbol “CSCX.”
      The attached joint proxy statement/prospectus provides you with detailed information concerning Quinton, Cardiac Science, Newco, the note and warrant conversion transaction and the merger transaction. Please give all the information contained in the joint proxy statement/prospectus your careful attention.
      In particular, you should carefully consider the discussion in the section entitled “RISK FACTORS” beginning on page 26 of the joint proxy statement/prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transaction or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Sincerely,	Sincerely,

Raymond W. Cohen	John R. Hinson
Chief Executive Officer	Chief Executive Officer
Cardiac Science, Inc.	Quinton Cardiology Systems, Inc.
      This joint proxy statement/ prospectus is dated                     , 2005 and was first mailed to stockholders on or about                     , 2005.

WHERE YOU CAN FIND MORE INFORMATION
      This joint proxy statement/ prospectus incorporates important business and financial information about Quinton and Cardiac Science from other documents that are not included in the joint proxy statement/ prospectus, but are listed under the section entitled “Documents Incorporated By Reference” on page      of this joint proxy statement/ prospectus. We will provide a copy of this information to you, without charge, upon your written or oral request.
      You should make any request for documents by                     , 2005 to ensure timely delivery of the documents.

Requests for documents relating to Quinton should be directed to:	Requests for documents relating to Cardiac Science should be directed to:

Quinton Cardiology Systems, Inc.	Cardiac Science, Inc.
Investor Relations	Investor Relations
3303 Monte Villa Parkway	1900 Main Street, Suite 700
Bothell, WA 98021	Irvine, CA 92614
Phone: (425) 402-2009	Phone: (949) 474-4300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on                         , 2005
To the Stockholders of Quinton Cardiology Systems, Inc.:
      A special meeting of stockholders of Quinton Cardiology Systems, Inc. will be held on                     , 2005, at 10:00 a.m., Pacific time, at the offices of Quinton, 3303 Monte Villa Parkway, Bothell, Washington 98021, for the following purposes:

1. To consider and vote on a proposal to approve and adopt the merger agreement dated as of February 28, 2005, as amended on June 23, 2005, among Quinton Cardiology Systems, Inc., Cardiac Science, Inc., CSQ Holding Company, Rhythm Acquisition Corporation and Heart Acquisition Corporation.

2. To approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

3. To transact any other business that properly comes before the special meeting.
      The accompanying joint proxy statement/prospectus describes the proposed transaction in more detail. Quinton’s board of directors encourages you to read the entire document carefully.
      Quinton’s board of directors has fixed the close of business on July 14, 2005 as the record date for the determination of Quinton’s stockholders entitled to vote at this special meeting.

By Order of the Board of Directors of
Quinton Cardiology Systems, Inc.

Michael K. Matysik
Senior Vice President, Chief Financial Officer and Secretary
Bothell, Washington
                    , 2005
      Your vote is very important. To ensure that your shares are represented at the special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting. You can revoke your proxy at any time before it is voted. Returning the proxy does not prevent you from attending the special meeting and voting your shares in person. If your shares are held in an account at a brokerage firm or a bank, you must instruct the firm or bank how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against approval and adoption of the merger agreement.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on                         , 2005
To the Stockholders of Cardiac Science, Inc.:
      A special meeting of stockholders of Cardiac Science, Inc. will be held on                     , 2005 at 10:00 a.m., Pacific time, at the offices of Cardiac Science, 1900 Main Street, Suite 700, Irvine, California 92614, for the following purposes:

1. To consider and vote on a proposal to approve and adopt the merger agreement dated as of February 28, 2005, as amended on June 23, 2005, among Quinton Cardiology Systems, Inc., Cardiac Science, Inc., CSQ Holding Company, Rhythm Acquisition Corporation and Heart Acquisition Corporation.

2. To approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

3. To transact any other business that properly comes before the special meeting.
      The accompanying joint proxy statement/ prospectus describes the proposed transaction in more detail. Cardiac Science’s board of directors encourages you to read the entire document carefully.
      Cardiac Science’s board of directors has fixed the close of business on July 14, 2005 as the record date for the determination of Cardiac Science’s stockholders entitled to vote at this special meeting.

By Order of the Board of Directors of
Cardiac Science, Inc.

Roderick de Greef
Executive Vice President, Chief Financial Officer and Secretary
Irvine, California
                    , 2005
      Your vote is very important. To ensure that your shares are represented at the special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided or follow the instructions for voting by telephone and internet printed on the proxy card, whether or not you plan to attend the special meeting. You can revoke your proxy at any time before it is voted. Returning the proxy does not prevent you from attending the special meeting and voting your shares in person. If your shares are held in an account at a brokerage firm or a bank, you must instruct the firm or bank how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against approval and adoption of the merger agreement.

i

ii

iii

SUMMARY OF THE JOINT PROXY STATEMENT/ PROSPECTUS
      This summary highlights, in a question-and-answer format, selected information that is more fully discussed elsewhere in this joint proxy statement/ prospectus and may not contain all the information that is important to you. You should carefully read this entire document and the other documents referenced in it.
The Companies

Quinton Cardiology Systems, Inc.	Cardiac Science, Inc.
3303 Monte Villa Parkway	1900 Main Street, Suite 700
Bothell, Washington 98021	Irvine, California 92614
www.quintoncardiology.com	www.cardiacscience.com

Quinton develops, manufactures, markets, and services a family of advanced cardiology products used in the diagnosis, monitoring, and management of patients with heart disease. Quinton’s products include electrocardiographs, stress test systems, Holter monitoring systems, cardiac rehabilitation telemetry systems, and cardiology data management systems. Quinton also sells a variety of ancillary cardiology products and consumables related to its principal products.

Quinton, a Delaware corporation formed in 2002, is the successor to various entities that have owned and operated a cardiology products business that was originally incorporated in 1966. Quinton markets its products under the Quinton and Burdick brand names.	Cardiac Science develops, manufactures and markets life-saving public access defibrillators, or automated external defibrillators, or AEDs, and is the largest corporate provider of comprehensive AED/ CPR training services. Cardiac Science also manufactures and markets a unique therapeutic in- hospital patient monitor-defibrillator, the Powerheart® Cardiac Rhythm Module®, or CRM®, that instantly and automatically treats cardiac patients with life- threatening heart rhythms. Cardiac Science’s proprietary RHYTHMx®software technology, and STAR® Biphasic energy delivery system, form the technology platform for its line of AED products. Additionally, Cardiac Science manufactures its AED products on a private label basis for other leading medical companies.

Cardiac Science was incorporated in Delaware in 1991.
      CSQ Holding Company, or Newco, is headquartered at 3303 Monte Villa Parkway, Bothell, Washington 98021, and its phone number is (425) 402-2000. Newco is a new corporation formed to facilitate the combination of the businesses of Quinton and Cardiac Science. Newco has not, to date, conducted any activities other than those relating to its formation, the matters contemplated by the merger agreement and the preparation of this joint proxy statement/ prospectus. Upon completion of the transaction, the business of Newco will be the combined businesses currently conducted by Quinton and Cardiac Science. In this joint proxy statement/ prospectus we also refer to Newco using the terms “we,” “us” or “our.”

WE ARE PROPOSING A MERGER BETWEEN
QUINTON AND CARDIAC SCIENCE

Q:	Why am I receiving this joint proxy statement/ prospectus? (see page )

A:	You are a stockholder of Quinton or Cardiac Science, which have agreed to combine their two businesses in a merger under the terms of a merger agreement that is described in this joint proxy statement/ prospectus. A copy of the merger agreement is attached to this joint proxy statement/ prospectus as Annex A.

In order to complete the transactions described in the merger agreement, the stockholders of both Quinton and Cardiac Science must vote to approve this transaction.

This joint proxy statement is also a prospectus provided by us in connection with our offer of common stock to be issued upon completion of the transaction.

Q:	Why are Quinton and Cardiac Science proposing the transaction? (see pages and )

A:	Some of Quinton’s and/or Cardiac Science’s reasons for proposing the transaction include:

•	the potential strategic benefits of the transaction including:

•	the expectation that the combination will enhance prospects for revenue growth by providing an expanded product portfolio;

•	the expectation that the combined entity will possess stronger distribution capabilities in both domestic and international medical device markets and that there will be opportunities to cross sell existing products through the respective channels of the formerly independent companies;

•	the potential to leverage the combined technological expertise of Quinton and Cardiac Science to provide enhanced product development processes and opportunities;

•	the potential to leverage and improve the manufacturing strengths of the respective independent companies, utilizing best practices from each, to combine into a stronger and more efficient unified operation;

•	the expectation that the larger scale of the combined entity’s distribution capabilities, technological expertise and operational infrastructure will provide an enhanced platform from which to pursue an acquisition growth strategy;

•	the expectation that the larger market capitalization and increased profitability and cash flows of the combined entity will provide greater ability to finance potential acquisitions;

•	the potential financial benefits of the transaction including:

•	the potential for realizing annual cost savings estimated at $10 million through consolidating research, development, manufacturing and administrative functions; and

•	the positive balance sheet impact and interest expense reduction of approximately $8 million per year as a result of the elimination of Cardiac Science’s senior notes, which at February 28, 2005 had an aggregate principal balance and accrued interest of approximately $61 million.

Q:	What are the risks associated with the proposed transaction? (see page )

A:	The risks associated with the proposed transaction include the following:

•	we may not achieve the benefits expected from the proposed transaction;

•	no market currently exists for our common stock, and the market value of our common stock after the transaction could be less than the market value of Quinton and Cardiac Science common stock before the transaction;

•	you will receive a fixed number of shares of our common stock despite changes in the market values of Quinton common stock or Cardiac Science common stock between the signing of the merger agreement and the closing of the transaction;

•	the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes;

•	the outcome of, and costs relating to, pending lawsuits may adversely affect the transaction, Cardiac Science’s and, upon completion of the transaction, our financial results, operations and the market prices for Cardiac Science and our common stock, respectively;

•	directors and officers of Quinton and Cardiac Science have conflicts of interest that may influence them to support or approve the transaction; and

•	you will not have appraisal rights in the proposed transaction.
      Please read the discussion under the section entitled “Risk Factors” beginning on page      for more information on the risks related to the transaction.

Q:	How will the transaction be accomplished? (see page )

A:	The transaction will include three separate mergers that will happen on the same date. A new, wholly-owned subsidiary of Newco will merge with and into Quinton resulting in Quinton becoming a wholly-owned subsidiary of Newco. Immediately after the merger of the Newco subsidiary with and into Quinton, Quinton will merge with and into Newco with Newco surviving the merger. We refer to both of these mergers as the “Quinton merger.” Simultaneously, a new, wholly-owned subsidiary of Newco will merge with and into Cardiac Science resulting in Cardiac Science becoming a wholly-owned subsidiary of Newco. We refer to this merger as the “Cardiac Science merger.” We refer to the Cardiac Science merger and the Quinton merger collectively as the “transaction” or the “merger transaction.”

Q:	What will happen to Cardiac Science’s outstanding senior notes and related warrants to purchase common stock as a result of the transaction?

A:	As part of the transaction, Cardiac Science senior note holders agreed to convert senior notes of Cardiac Science having an aggregate principal amount and accrued interest balance at February 28, 2005 of approximately $61 million, together with warrants to purchase an aggregate of approximately 13.4 million shares of Cardiac Science common stock held by them into an aggregate of $20 million in cash and 2,843,915 of our common shares, which we refer to as the “note and warrant conversion transaction.” The completion of the merger transaction and the note and warrant conversion transaction are conditioned upon, and will take place concurrently with, one another. However, a separate approval of the note and warrant conversion transaction is not required or being solicited pursuant to this joint proxy statement/prospectus. As a result of the interrelationship between the merger transaction and the note and warrant conversion transaction, if the merger transaction is not approved by the stockholders of Quinton and Cardiac Science, the note and warrant conversion transaction will not be completed.

Q:	What will Quinton and Cardiac Science stockholders receive in the transaction? (see page )

A:	Stockholders of Quinton and Cardiac Science will receive the following as a result of the transaction:

•	holders of Quinton common stock will receive 0.77184895 shares of our common stock in exchange for each share of Quinton common stock;

•	holders of Cardiac Science common stock will receive 0.10 shares of our common stock in exchange for each share of Cardiac Science common stock;

•	in lieu of fractional shares, Quinton stockholders will receive an amount of cash equal to such fraction multiplied by the quotient obtained by dividing (a) the closing price of Quinton common stock as reported on The Nasdaq National Market as of the last trading day immediately preceding the effective time of the transaction by (b) 0.77184895; and

•	in lieu of fractional shares, Cardiac Science stockholders will receive an amount of cash equal to such fraction multiplied by the quotient obtained by dividing (a) the closing price of Cardiac Science common stock as reported on The Nasdaq National Market as of the last trading day immediately preceding the effective time of the transaction by (b) 0.10.

Q:	What will holders of options, warrants and purchase rights receive in the transaction? (see page )

A.	Holders of options, warrants and purchase rights of Cardiac Science and Quinton will receive the following as a result of the transaction:

•	each option to purchase Quinton common stock that is outstanding immediately prior to the transaction will be assumed by us and will represent the right to purchase a number of shares of our common stock equal to the product of the number of shares of Quinton common stock subject to option immediately prior to the transaction multiplied by 0.77184895 at an exercise price per share equal to the exercise price per share of Quinton common stock subject to each option divided by 0.77184895; and Quinton’s stock option plans will be assumed in full by us, including each option to purchase Quinton common stock discussed above;

•	the Quinton employee stock purchase plan and each purchase right outstanding thereunder will be assumed by us and will represent a right to purchase 0.77184895 shares of our common stock on the applicable purchase date at a purchase price determined based on the lower of 85% of the fair market value of our common stock on the applicable purchase date and 85% of the fair market value of Quinton common stock at the beginning of the applicable offering period in effect as of the effective time of the transaction divided by 0.77184895; and

•	each option and warrant to purchase Cardiac Science common stock that is outstanding immediately prior to the transaction (other than the warrants held by the senior note holders related to the senior notes) will be assumed by us and will represent the right to purchase a number of shares of our common stock equal to the product of the number of shares of Cardiac Science common stock subject to option or warrant immediately prior to the effective time of the Cardiac Science merger multiplied by 0.10, at an exercise price per share equal to the exercise price per share of Cardiac Science common stock subject to each option or warrant divided by 0.10; and the Cardiac Science stock option plan will be assumed in full by us, including each option to purchase Cardiac Science common stock discussed above.

Q:	What percentage of Newco will be owned by the former Quinton stockholders and former Cardiac Science stockholders and senior note holders immediately following the transaction? (see page )

A:	Based on the number of shares of outstanding common stock of each company as of February 28, 2005 and after applying the applicable exchange ratios and issuing shares of common stock of Newco and converting the Cardiac Science senior notes and related warrants in the note and warrant conversion transaction, the former stockholders of Quinton (and, in the case of fully diluted ownership, its option and warrant holders) and the former senior note holders and stockholders of Cardiac Science (and, in the case of fully diluted ownership, its other option and warrant holders) will have approximately the following aggregate ownership interests in Newco:

	Newco Percentage	Newco Percentage
	Ownership (based on	Ownership
	outstanding shares)	(fully diluted)(1)

Quinton stockholders	48.7%	49.0%
Cardiac Science stockholders	38.6%	39.9%
Shares issued in the note and warrant conversion transaction	12.7%	11.1%
Cardiac Science stockholders and senior note holders, collectively	51.3%	51.0%
Total	100.0%	100.0%

(1)	Includes 1,690,918 shares of our common stock issuable on exercise of Quinton vested and unvested stock options to be assumed by Newco, 1,279,191 shares of our common stock issuable on exercise of Cardiac Science vested and unvested stock options to be assumed by Newco, and 330,910 shares of our common stock issuable on exercise of Cardiac Science warrants to be assumed by Newco. Because the foregoing numbers of shares subject to options and warrants are included regardless of exercise price, fully diluted ownership percentages reflected in the table above are not calculated in accordance with the treasury share method under United States generally accepted accounting principles. The 1,690,918 assumed Quinton options have exercise prices ranging from $0.285 to $13.38 per share, with a weighted average exercise price of $7.41 per share, the 1,279,191 assumed Cardiac Science options have exercise prices ranging from $16.00 to $60.00 per share, with a weighted average exercise price of $26.10 per share, and the assumed Cardiac Science warrants have exercise prices ranging from $17.50 to $50.00 per share, with a weighted average exercise price of $28.30 per share.

Q:	Who will be our directors? (see page )

A:	Following the transaction, our board of directors will consist of nine members:

•	five designees that are current members of Quinton’s board of directors: W. Robert Berg, Jue-Hsien Chern, Ph.D., Harvey N. Gillis, John R. Hinson and Ruediger Naumann-Etienne, Ph.D., and

•	four designees that are current members of Cardiac Science’s board of directors: Bruce J. Barclay, Raymond W. Cohen, Ray E. Newton, III and Jeffrey F. O’Donnell, Sr.

Our board of directors will consist of three classes of directors. At each annual meeting of stockholders, one of the classes will be elected. Directors in Class I will serve until the first annual meeting after the transaction, directors in Class II will serve until the second annual meeting after the transaction, and directors in Class III will serve until the third annual meeting after the transaction. Directors elected at each annual meeting after the transaction will be elected to serve for a three year term.

Class I	Class II	Class III

Bruce J. Barclay	Raymond W. Cohen	John R. Hinson
Harvey N. Gillis	Jue-Hsien Chern, Ph.D.	W. Robert Berg
Jeffrey F. O’Donnell, Sr.	Ruediger Naumann-Etienne, Ph.D.	Ray E. Newton, III

Q:	Who will be our executive officers? (see page )

A:	Following the transaction, our executive management team is expected to be made up of current members of Quinton and Cardiac Science’s executive management teams, including:

Name	Newco Position	Quinton or Cardiac Science Position

John R. Hinson	President and Chief Executive Officer	President and Chief Executive Officer, Quinton
Michael K. Matysik	Senior Vice President and Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary, Quinton
Allan R. Criss	Vice President, Acute Care	Vice President, Acute Care, Quinton
Peter L. Foster	Vice President, Public Access Defibrillation	Senior Vice President, Global Sales, Cardiac Science
David M. Hadley, Ph.D.	Vice President, Research	Vice President, Research, Quinton
Brian R. Lee	Vice President, Engineering	Vice President, Engineering, Quinton
Kurt B. Lemvigh	Vice President, International	President, European Operations, Cardiac Science
Darryl R. Lustig	Vice President, Primary Care	Vice President, Primary Care, Quinton

Q:	What stockholder approvals are needed to complete the transaction? (see pages and )

A:	The affirmative vote of the holders of a majority of the outstanding shares of common stock of each of Quinton and Cardiac Science is required to approve the transaction. As of April 1, 2005, Quinton’s directors and executive officers and their affiliates beneficially own in aggregate 13.4% of the outstanding shares of common stock of Quinton. As of April 1, 2005, Cardiac Science’s directors and executive officers and their affiliates beneficially own in aggregate 11.1% of the outstanding shares of common stock of Cardiac Science.

Q:	Are there any stockholders already committed to voting in favor of the transaction?

A:	No.

Q:	Are fluctuations in the trading price of Quinton or Cardiac Science expected to impact the exchange ratio or the consummation of the merger transaction?

A:	No. The boards of directors of Quinton and Cardiac Science are aware of the decline in their company’s respective trading prices subsequent to the announcement of the merger transaction. However, the exchange ratios applied to the shares of common stock of Quinton and Cardiac Science at the closing of the merger transaction were fixed at the signing of the merger agreement and are not subject to adjustment for subsequent increases or decreases in the trading price of the Quinton common stock or the Cardiac Science common stock. In addition, the merger agreement does not allow (i) either party’s board of directors to withdraw its recommendation included in this joint proxy statement/prospectus to approve the merger transaction as a result of fluctuations in either party’s trading price or (ii) either party to terminate the merger agreement solely as a result of a decline in either party’s trading price. Therefore, fluctuations in either party’s trading price will not affect the expected consummation of the merger transaction, if approved by the Quinton and Cardiac Science stockholders.

Q:	Do the boards of directors of Quinton and Cardiac Science recommend voting in favor of the transaction? (see pages and )

A:	Yes.

•	After careful consideration, Quinton’s board of directors recommends that Quinton stockholders vote in favor of the transaction.

•	After careful consideration, Cardiac Science’s board of directors, other than Ray Newton, who abstained from the board’s vote due to potential conflicts of interest, recommends that Cardiac Science stockholders vote in favor of the transaction.

Q:	Have Quinton and Cardiac Science each received an opinion from its respective financial advisor in connection with the transaction? (see pages and )

A:	Quinton. In deciding to approve the transaction and adopt the merger agreement, Quinton’s board of directors considered the opinion from its financial advisor, SunTrust Robinson Humphrey, that the Quinton exchange ratio was fair to the Quinton stockholders from a financial point of view as of February 28, 2005, the date of such opinion. The full text of the written opinion of SunTrust Robinson Humphrey is attached to this joint proxy statement/ prospectus as Annex B. You should read this opinion carefully and completely for a description of the assumptions made, matters considered and the limitations of the review conducted. SunTrust Robinson Humphrey’s opinion is directed to the Quinton board of directors, does not address the prices at which our common stock will trade after the transaction and is not a recommendation as to how to vote on any matter relating to the transaction.

Cardiac Science. In connection with the transaction, Cardiac Science’s board of directors received a written opinion of CIBC World Markets Corp., Cardiac Science’s financial advisor, as to the fairness, from a financial point of view, of the Cardiac Science exchange ratio. The full text of CIBC World Markets’ written opinion, dated February 26, 2005, is attached to this joint proxy statement/ prospectus as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. CIBC World Markets’ opinion was provided to Cardiac Science’s board of directors in connection with its evaluation of the Cardiac Science exchange ratio and relates only to the fairness, from a financial point of view, of the Cardiac Science exchange ratio. The opinion does not address any other aspect of the transaction or any related transactions, including the note and warrant conversion transaction, and does not constitute a recommendation as to how any security holder should vote or act with respect to any matters relating to the transaction or any related transactions.

Q:	Do persons involved in the transaction have interests that may conflict with mine? (see pages and )

A:	Yes. When considering the recommendations of Quinton’s and Cardiac Science’s boards of directors, you should be aware that some Quinton and Cardiac Science directors, officers and stockholders have interests in the transaction that are different from, or are in addition to, your interests. These interests include:

•	Several directors and officers of Quinton and Cardiac Science are anticipated to serve as our directors or officers following the transaction.

•	Cardiac Science’s directors and executive officers hold, as of June 1, 2005, 153,150 options with a weighted average exercise price of $32.40, in each case after giving effect to the Cardiac Science exchange ratio that will become fully vested as a result of the transaction.

•	Some of Quinton’s officers and some of Cardiac Science’s officers will be entitled to severance payments and other benefits if such officers are terminated without cause, are constructively terminated, or terminate their employment with good reason within a certain number of months after the consummation of the transaction.

The following table sets forth the maximum aggregate value of severance benefits to which each of the officers of Quinton and Cardiac Science may be entitled in the event his employment is terminated in connection with the transaction.

Quinton	Aggregate Benefit(1)

Ruediger Naumann-Etienne, Ph.D.	$150,433
John R. Hinson	474,357
Michael K. Matysik	244,230
Allan Criss	120,418
David M. Hadley, Ph.D.	207,166
Atul Jhalani	111,958
Brian Lee	116,796
Darryl R. Lustig	119,212
Feroze Motafram	113,778

Cardiac Science	Aggregate Benefit(2)

Raymond W. Cohen	$1,041,722	(3)
Howard L. Evers	436,981
Roderick de Greef	391,240
Kenneth F. Olson	161,949
Michael Gioffredi	216,375
Dongping Lin	259,662
Prabodh Mathur	249,817

(1)	Represents the sum of the amounts payable as a result of such executive’s termination, including (i) the amount of his severance payment, (ii) the amount of his health and other benefits, and (iii) the amount of his maximum accrued and unpaid vacation. See table on page for more information regarding the interests of Quinton’s officers in the transaction.

(2)	Represents the sum of the amounts payable as a result of such executive’s termination, including (i) the amount of his severance payment, (ii) the amount of his prorated 2005 bonus payment, (iii) the amount of his health and other benefits, and (iv) the amount of his maximum accrued and unpaid vacation. See table on page for more information regarding the interests of Cardiac Science’s officers in the transaction.

(3)	Does not include compensation expected to be paid to Mr. Cohen under the employment agreement referred to below.

Effective upon closing of the transaction, or shortly thereafter, certain of Cardiac Science’s officers are expected to be entitled to severance payments, including Raymond Cohen, chairman and chief executive officer, Howard Evers, president and chief operating officer, Roderick de Greef, executive vice president and chief financial officer, Michael Gioffredi, chief marketing officer, and Ken Olson, chief technical officer.

•	Ray E. Newton, III, a director of Cardiac Science and, upon completion of the transaction, a director of Newco, is affiliated with Perseus, LLC. Certain entities affiliated with Perseus, LLC hold senior notes previously issued by Cardiac Science with an aggregate principal and accrued interest balance as of February 28, 2005 of approximately $61 million, together with related warrants to purchase approximately 13.4 million shares of Cardiac Science common stock, which includes all outstanding warrants issued in connection with the senior notes. Based on a Black-Scholes option valuation model, the warrants were valued at between $16 million to $18 million. Pursuant to a senior note and warrant conversion agreement entered into on February 28, 2005 in connection with the merger agreement, the senior note holders have agreed to convert, concurrently with the closing of the transaction, all of their outstanding notes and related warrants for aggregate consideration of $73.75 million comprised of

(i) $20 million in cash, payable by us, and (ii) 2,843,915 shares of our common stock valued at $53.75 million, based on the $1.89 closing sales price per share for Cardiac Science common stock on February 25, 2005, the last full trading day prior to the date the senior note and warrant conversion agreement was entered into. Assuming the closing sales price of Cardiac Science common stock on June 15, which was $1.06 per share, the total value of the consideration to be received in respect of the note and warrant conversion has declined to $20 million in cash plus approximately $30.15 million in stock, or approximately $50.15 million, which is substantially below the $73.75 million value of the consideration as of the date of the senior note and warrant conversion agreement was entered into. Immediately following the transaction, the senior note holders will collectively hold approximately 13.7% of our outstanding common stock, which includes shares of Cardiac Science purchased in a July 2004 private placement. To the extent that these entities continue to beneficially own at least ten percent of our outstanding capital stock, they will have the collective right to designate one director for election to our board of directors.

•	Several current executive officers of Quinton and Cardiac Science will be employed by us in management positions following the transaction, including John Hinson, Quinton’s current chief executive officer, who will serve as our chief executive officer, and Michael Matysik, Quinton’s current chief financial officer, who will serve as our chief financial officer. Additionally, Ruediger Naumann-Etienne, Ph.D., Quinton’s chairman of the board, will serve as our vice chairman. Many of these individuals have employment agreements with Quinton or Cardiac Science, which will be assumed by us as part of the transaction on their current terms.

•	We also intend to engage Raymond Cohen, Cardiac Science’s chairman and chief executive officer, as our chairman of the board of directors, at a monthly salary of $29,125 per month until January 1, 2006 and then at an annual salary of $150,000 per year until the earlier of the termination of Mr. Cohen’s engagement as our chairman or our first annual meeting of stockholders after completion of the transaction. The terms of any such engagement are subject to the approval by Newco’s compensation committee, in accordance with the Nasdaq Marketplace Rules, and the execution of a definitive agreement.

•	Provisions in the merger agreement provide that Newco’s and Cardiac Science’s charter documents will contain exculpation and indemnification provisions at least as favorable to the directors and officers of Quinton and Cardiac Science as those contained in such companies’ charter documents as in effect on February 28, 2005; such provisions will not be amended, repealed or otherwise modified in any manner adversely affecting the rights of parties indemnified by such provisions; and, subject to certain limitations, we will maintain directors’ and officers’ liability insurance for six years following the transaction covering those persons who are covered by the respective companies’ directors’ and officers’ liability insurance policies as of February 28, 2005, and the directors and officers of the respective companies will be third party beneficiaries for purposes of the indemnification provisions of the merger agreement.

Q:	When do you expect the transaction to be completed? (see page )

A:	We expect to complete the transaction during the third calendar quarter of 2005.

Q:	Whom should I call with questions about the transaction?

A:	Quinton stockholders should call Michael Matysik at Quinton, (425) 402-2000. Cardiac Science stockholders should call Roderick de Greef at Cardiac Science, (949) 797-3800.

Q:	Can I get additional information about Quinton and Cardiac Science?

A:	Yes. We incorporate important business and financial information about Quinton and Cardiac Science into this joint proxy statement/ prospectus by reference. You may obtain the information incorporated by reference without charge by following the instructions in the section entitled “Documents Incorporated By Reference” beginning on page .

STEPS FOR YOU TO TAKE

Q:	What do I need to do now? (see pages and )

A:	After carefully reading and considering the information contained in this joint proxy statement/ prospectus, please mail your signed Quinton or Cardiac Science proxy card in the enclosed return envelope or follow the instructions for voting by telephone and internet printed on the Cardiac Science proxy card as soon as possible so that your shares may be represented at your special meeting. Alternatively, you may vote in person at your company’s special meeting of stockholders. Your vote is very important, regardless of the number of shares you own.

Q:	Should I send in my stock certificates now? (see pages and )

A:	No. After the transaction is completed, we will send you written instructions for exchanging your Quinton and Cardiac Science stock certificates for our common stock.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me? (see pages and )

A:	Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker. If you do not provide your broker instructions on how to vote, your broker will not be able to vote the shares, which will have the same effect as a vote against the transaction.

Q:	What do I do if I want to change my vote? (see pages and )

A:	You can change your vote at any time before your proxy is voted at your special meeting. There are three ways for you to do this:

•	send notice to the secretary of Quinton or Cardiac Science (as appropriate) that you wish to revoke your proxy;

•	send notice to the secretary of Quinton or Cardiac Science (as appropriate) that you wish to change your proxy; or

•	attend the special meeting of stockholders and vote in person.

If your shares are held in an account at a brokerage firm or bank, you must contact the brokerage firm or bank to change your vote.

Q:	What if I do not vote? (see pages and )

A: •	If you fail to vote, it will have the same effect as a vote against approval and adoption of the merger agreement.

•	If you return your signed proxy and do not indicate how you want to vote, your proxy will be counted as a vote to approve and adopt the merger agreement.

•	If you respond and abstain from voting, your proxy will count towards a quorum but will have the same effect as a vote against approval and adoption of the merger agreement.

Q:	Am I entitled to assert appraisal rights? (see pages and )

A:	No, under Delaware law, neither Quinton stockholders nor Cardiac Science stockholders will have the right to assert appraisal rights relating to the transaction.
OTHER MATTERS TO CONSIDER

Q:	How do the market prices of Quinton and Cardiac Science common stock compare? (see page )

A:	Shares of Quinton common stock and Cardiac Science common stock are listed on The Nasdaq National Market. Quinton’s trading symbol is “QUIN.” Cardiac Science’s trading symbol is “DFIB.” The following table sets forth the last reported sale prices of Quinton’s common stock and of Cardiac Science’s common stock on February 28, 2005, the last full trading day prior to the public announcement of the proposed transaction, on July 14, 2005, the record date for Quinton’s and Cardiac Science’s special meetings of stockholders, and on , 2005, the latest practicable trading day before the printing of this joint proxy statement/prospectus:

	Quinton	Cardiac Science

February 28, 2005	$9.74	$1.83
July 14, 2005	$8.24	$1.07
, 2005

Quinton, Cardiac Science and Newco urge you to obtain current market quotations. See page for a comparison of Quinton’s and Cardiac Science’s common stock market prices and the pro forma equivalent of our per share value.

Q:	Where will my shares of Newco common stock be listed? (see page )

A:	We have applied to list our common stock on The Nasdaq National Market under the symbol “CSCX.”

Q:	Will I recognize an income tax gain or loss on the transaction? (see page )

A:	Subject to the limitations, qualifications and assumptions described in “Material United States federal income tax considerations of the transaction,” beginning on page , for both Quinton stockholders and Cardiac Science stockholders, you will not recognize gain or loss for United States federal income tax purposes in connection with the transaction, except with respect to cash received for fractional shares. All Quinton and Cardiac Science stockholders are urged to consult their own tax advisors to determine their particular tax consequences.

Q:	What is the intended accounting treatment of the transaction? (see page )

A:	We expect to account for the transaction as a purchase of Cardiac Science by Quinton, using the purchase method of accounting.

Q:	Are there any regulatory consents or approvals that are required to complete the transaction? (see page )

A:	Both Quinton and Cardiac Science have made filings with the Federal Trade Commission and the Antitrust Division of the Department of Justice as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the transaction and have been granted early termination of the requisite waiting period specified by such Act. None of Quinton, Cardiac Science or Newco is aware of the need to obtain any other regulatory approvals in order to consummate the transaction other than the following:

•	effectiveness of the registration statement of which this joint proxy statement/ prospectus is a part; and

•	approval to list the shares of our common stock to be issued in connection with the transaction on The Nasdaq National Market.

Quinton, Cardiac Science and Newco intend to obtain these approvals and any additional regulatory approvals that may be required. However, none of the parties can assure you that all of the approvals will be obtained.

Q:	Are there contractual conditions to completion of the transaction? (see page )

A:	Yes. Quinton’s and Cardiac Science’s obligations to complete the transaction are subject to the satisfaction or waiver of closing conditions. The conditions that must be satisfied or waived before the completion of the transaction include the following, subject to certain exceptions and qualifications:

•	Quinton and Cardiac Science stockholder approval of the transaction;

•	declaration by the SEC of the effectiveness of the registration statement of which this joint proxy statement/ prospectus is a part, the absence of any stop order suspending such effectiveness, and the receipt and effectiveness of all necessary state securities law authorizations;

•	absence of any order, injunction, decree or other action by any governmental entity that restrains, enjoins or otherwise prohibits the transaction or any pending action seeking to do the same;

•	expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	issuance of a tax opinion by Perkins Coie LLP, counsel to Quinton, that the Quinton mergers will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and/or qualify as a tax-free exchange under Section 351 of the Internal Revenue Code;

•	issuance of a tax opinion by Stradling Yocca Carlson & Rauth counsel to Cardiac Science, that the Cardiac Science merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and/or qualify as a tax free exchange under Section 351 of the Internal Revenue Code;

•	receipt of all material consents, approvals and similar actions from applicable government agencies and other third parties necessary to complete the transaction;

•	absence of any event or circumstance having a material adverse effect on Quinton or Cardiac Science;

•	performance in all material respects by Quinton and Cardiac Science of pre-closing obligations;

•	authorization to list the shares of our common stock on The Nasdaq National Market; and

•	the continued validity at the closing of the representations and warranties given by the respective companies as of February 28, 2005, the date of execution of the merger agreement, other than inaccuracies which would not have a material adverse effect on the company making the representation.

Q:	Does the merger agreement permit termination of the transaction? (see page )

A:	Yes. The merger agreement may be terminated prior to the effectiveness of the transaction under the following conditions, subject to certain exceptions and qualifications:

•	by mutual written agreement of Quinton and Cardiac Science;

•	by either company if the transaction has not been consummated by September 30, 2005 (subject to extension to December 31, 2005 if the consummation of the transaction is delayed due to failure to obtain certain regulatory approvals, among other reasons);

•	by either company if there is any law or a court or governmental authority has taken any final and nonappealable action that has the effect of making illegal or otherwise prohibiting the transaction;

•	by either company if the requisite stockholder approvals are not obtained;

•	by either company if there is a breach of any representation, warranty, covenant or agreement of the other company set forth in the merger agreement which causes a failure by the other company to perform its pre-closing obligations or causes any representation or warranty of the other company to become untrue, and the breach is not curable within 30 days after written notice;

•	by Quinton if, as more fully discussed in the section entitled “Termination of the Merger Agreement,” (i) the Cardiac Science board of directors has amended, modified, withdrawn, conditioned or qualified its recommendation to the Cardiac Science stockholders to vote in favor of the transaction, or has failed to recommend approval and adoption of the merger agreement by the Cardiac Science stockholders or has approved or recommended to the Cardiac Science stockholders an alternate acquisition proposal, (ii) an alternate acquisition proposal shall have been announced or otherwise publicly known and Cardiac Science’s board of directors has failed to recommend against acceptance of such by the Cardiac Science stockholders or failed to reconfirm its approval and recommendation of the merger agreement, or (iii) there has been a willful and material breach by Cardiac Science of the non-solicitation provisions of the merger agreement;

•	by Cardiac Science if, as more fully discussed in the section entitled “Termination of the Merger Agreement,” (i) the Quinton board of directors has amended, modified, withdrawn, conditioned or qualified its recommendation to the Quinton stockholders to vote in favor of the transaction, or has failed to recommend approval and adoption of the merger agreement by the Quinton stockholders or has approved or recommended to the Quinton stockholders an alternate acquisition proposal, (ii) an alternate acquisition proposal shall have been announced or otherwise publicly known and Quinton’s board of directors has failed to recommend against acceptance of such by the Quinton stockholders or failed to reconfirm its approval and recommendation of the merger agreement, or (iii) there has been a willful and material breach by Quinton of the non-solicitation provisions of the merger agreement; and

•	by either company if that company’s board of directors has authorized the company to enter into a binding agreement concerning a transaction constituting a superior proposal under the merger agreement and the other company fails, upon notice of such superior proposal, to modify the merger agreement in such a way so that the superior proposal no longer continues to be superior.

Q:	Could payment of termination fees be required? (see page )

A:	Yes. If the merger agreement is terminated upon certain occurrences, Quinton may be required to pay to Cardiac Science a termination fee of $4.0 million, or Cardiac Science may be required to pay to Quinton a termination fee of $4.0 million.

Q:	May Quinton or Cardiac Science negotiate with other parties? (see page )

A:	The merger agreement contains provisions prohibiting Quinton and Cardiac Science and other covered persons from seeking an alternative transaction to the merger. These “no solicitation” provisions apply to each of Quinton and Cardiac Science and their subsidiaries, the officers, directors, affiliates or employees of each of Quinton and Cardiac Science and their subsidiaries as well as any investment banker, attorney, accountant, agent or other advisor or representative retained by any of them. Under these provisions, subject to certain exceptions and qualifications, Quinton and Cardiac Science may not, directly or indirectly:

•	take any action to solicit, initiate, facilitate or encourage the making of an acquisition proposal with respect to itself;

•	engage in negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal with respect to itself;

•	grant any waiver or release under any standstill or similar agreement relating to any class of such company’s equity securities;

•	recommend any acquisition proposal with respect to itself; or

•	enter into any agreement relating to any acquisition proposal with respect to itself.

However, there are certain circumstances under which Quinton and Cardiac Science can nevertheless take certain of the preceding prohibited actions in response to an unsolicited bona fide written acquisition proposal from a third party that its board of directors in good faith concludes (after consultation with its outside legal counsel and investment advisors) is, or could reasonably be expected to result in, a superior proposal. In addition, there are certain circumstances under which the Quinton board of directors or the Cardiac Science board of directors can withhold, withdraw, amend or modify its recommendation in favor of the transaction or approve or recommend a superior proposal.

Q:	How will the shareholder lawsuits involving Cardiac Science and its directors impact the consummation of the merger transaction? (see page )

A:	Quinton and Cardiac Science are aware of six putative class action stockholder complaints filed in Delaware, an individual stockholder complaint filed in Delaware and two putative class action complaints filed in California, that were filed against Cardiac Science and its board of directors which, among other things, sought to enjoin the merger transaction. One of the Delaware cases named Quinton as a defendant. On June 24, 2005, counsel for the parties in the Delaware cases executed a memorandum of understanding which resulted in the withdrawal of the stockholders’ motion for preliminary injunction in the Delaware court. Pursuant to the memorandum of understanding, counsel for the plaintiffs in the Delaware putative class action and the individual action agreed to dismiss all claims relating to the sufficiency of disclosure in this joint proxy statement/prospectus with prejudice in exchange for Cardiac Science’s counsel’s agreement to include additional disclosure in this joint proxy statement/ prospectus regarding, among other things, the senior notes and warrants, the note and warrant conversion transaction, Cardiac Science’s pending patent litigation, Cardiac Science’s net operating loss carryforwards and the background of the transaction. In addition, counsel for the plaintiffs in the Delaware putative class action agreed to dismiss all remaining claims without prejudice. Counsel for the plaintiff in the individual action has not agreed to dismissal of such remaining claims. However, no motion for preliminary injunction is pending in the individual action or the California cases. Accordingly, there is no action pending which seeks to preliminarily enjoin the merger transaction and management of Quinton and Cardiac Science believe that no pending action would be likely to prevent completion of the transaction. While plaintiffs in the Delaware, California or individual actions may seek other remedies for their purported claims, including damages, Cardiac Science and Quinton, as applicable, would vigorously contest any such claim for damages or other remedies.

Q:	Where can I find more information regarding Cardiac Science’s pending patent infringement lawsuit?

A:	In February 2003, Cardiac Science filed a patent infringement action against Philips Medical Systems North America, Inc., Philips Electronics North America Corporation and Koninklijke Philips Electronics N.V. in the United States District Court for the District of Minnesota (Civil No. 03-CV-1064 (PAM/RLE) (D. Minn). The suit alleges that Philips’ automated external defibrillators sold under the names “HeartStart OnSite Defibrillator”, “HeartStart”, “HeartStart FR2” and the “HeartStart Home Defibrillator,” infringe at least ten of Cardiac Science’s United States patents. In the same action, Philips counterclaimed for infringement of certain of its patents and Cardiac Science has sought a declaration from the Court that its products do not infringe such patents. Many of the Philips defibrillators are promoted by Philips as including, among other things, pre- connected disposable defibrillation electrodes and daily self-testing of electrodes and battery, features that the suit alleges are key competitive advantages of Cardiac Science’s Powerheart and Survivalink AEDs and are covered under Cardiac Science’s patents. A significant amount of discovery has been completed. No trial date has been scheduled. At this stage, Cardiac Science is unable to predict the outcome of this litigation. You can download pleadings and other information regarding this action via the Internet by accessing PacerNet at http://www.mnd.uscourts.gov/. You also can contact the Clerk of Court directly at (651) 848-1100.

SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL DATA
      We are providing the following selected financial information to assist you in analyzing the financial aspects of the transaction. The selected Quinton and Cardiac Science financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by Quinton and Cardiac Science with the SEC, which we have incorporated by reference into this joint proxy statement/ prospectus. See “Documents Incorporated By Reference” beginning on page      .
Quinton Selected Historical Financial Data
      The following selected historical financial data of Quinton have been derived from the audited historical consolidated financial statements and related notes of Quinton for each of the years in the five-year period ended December 31, 2004 and the unaudited historical consolidated financial statements and related notes of Quinton for the three month periods ended March 31, 2004 and March 31, 2005, respectively. The information as of and for the three months ended March 31, 2004 and 2005 is unaudited and has been prepared on the same basis as Quinton’s annual consolidated financial statements. In the opinion of Quinton’s management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005, or any future period.

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:(1)
Revenues	$50,734	$42,874	$46,496	$84,396	$89,603	$21,652	$21,330
Cost of revenues	33,719	26,020	27,883	51,131	50,302	12,200	11,564

Gross profit	17,015	16,854	18,613	33,265	39,301	9,452	9,766

Operating Expenses:
Research and development	7,479	5,459	5,126	8,086	7,397	1,831	1,809
Write off acquired in-process research and development	—	—	—	1,290	—	—	—
Sales and marketing	13,306	9,210	9,974	17,669	18,378	4,371	4,657
General and administrative (excluding stock-based compensation)	4,525	4,913	5,273	7,669	8,275	2,106	2,045
Restructuring costs	645	—	—	—	—	—	—
Stock-based compensation(2)	215	2,664	111	74	73	—	—

Total operating expenses	26,170	22,246	20,484	34,788	34,123	8,308	8,511

Operating income (loss)	(9,155)	(5,392)	(1,871)	(1,523)	5,178	1,144	1,255

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except share and per share data)
Other income (expense):
Interest income (expense), net	(302)	(939)	330	(212)	(70)	(41)	113
Write-off note receivable and accrued interest	—	(1,106)	—	—	—	—	—
Other income (expense), net	369	74	(6)	(11)	1,031	—	61

Total other income (expense)	67	(1,971)	324	(223)	961	(41)	174

Income (loss) from continuing operations before income taxes and minority interest in loss of consolidated entity	(9,088)	(7,363)	(1,547)	(1,746)	6,139	1,103	1,429
Income tax benefit (provision)	2,088	205	192	(62)	8,890	(35)	(470)

Income (loss) from continuing operations before minority interest in loss of consolidated entity	(7,000)	(7,158)	(1,355)	(1,808)	15,029	1,068	959
Minority interest in loss of consolidated entity	—	—	—	25	39	20	20

Income (loss) from continuing operations	(7,000)	(7,158)	(1,355)	(1,783)	15,068	—	—
Discontinued operations:
Loss on sale, net	—	(831)	—	—	—	—	—

Net income (loss)	$(7,000)	$(7,989)	$(1,355)	$(1,783)	$15,068	$1,088	$979

Basic income (loss) from continuing operations per share(3)	$(13.94)	$(11.37)	$(0.17)	$(0.15)	$1.14	$0.09	$0.07

Diluted income (loss) from continuing operations per share(3)	$(13.94)	$(11.37)	$(0.17)	$(0.15)	$1.08	$0.08	$0.07

Shares used in computing basic income (loss) from continuing operations per share(3)	502,065	629,647	7,887,659	12,147,720	13,262,748	12,244,515	14,067,372
Shares used in computing diluted income (loss) from continuing operations per share(3)	502,065	629,647	7,887,659	12,147,720	14,011,394	13,187,087	14,777,899

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Consolidated Statement of Cash Flow Data:
Cash flows from (used in) operating activities	$(2,115)	$719	$(1,369)	$173	$6,259	$(565)	$1,000
Cash flows used in investing activities	(672)	(280)	(3,369)	(19,597)	(41)	(161)	(266)
Cash flows from (used in) financing activities	2,409	(644)	23,902	227	15,499	704	185

	December 31,					March 31,

	2000	2001	2002	2003	2004	2005

	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$423	$218	$19,382	$185	$21,902	$22,821
Total assets	23,654	17,466	42,050	48,317	77,175	77,554
Current liabilities	18,183	16,578	14,378	20,807	18,682	17,919
Long-term liabilities	—	831	363	1,180	—	—
Total shareholders’ equity	5,471	57	27,309	26,132	58,334	59,496

(1)	The acquisition of Burdick, Inc. in January 2003 materially affects the comparability of information contained in this table. See Note 3 to Quinton’s consolidated financial statements included in Quinton’s annual report on Form 10-K for the fiscal year ended December 31, 2004 filed March 16, 2005, as amended on Form 10-K/A filed on April 22, 2005.

(2)	Stock-based compensation charges, though reported separately in the statement of operations, are attributed to general and administrative expenses.

(3)	See Note 2 to Quinton’s consolidated financial statements included in Quinton’s annual report on Form 10-K for the fiscal year ended December 31, 2004 filed March 16, 2005, as amended on Form 10-K/A on April 22, 2005, and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005 filed on May 10, 2005, for reconciliation of the denominators used in computing basic and diluted loss per share from continuing operations for 2002, 2003 and 2004.

Cardiac Science Selected Historical Financial Data
      The following selected historical financial data of Cardiac Science have been derived from the audited historical consolidated financial statements and related notes of Cardiac Science for each of the years in the five-year period ended December 31, 2004 and the unaudited historical consolidated financial statements and related notes for the three month periods ended March 31, 2004 and March 31, 2005, respectively. The information as of and for the three months ended March 31, 2004 and 2005 is unaudited and has been prepared on the same basis as Cardiac Science’s annual consolidated financial statements. In the opinion of Cardiac Science’s management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005, or any future period.

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except percentages and per share data)
Consolidated Statement of Operations Data:
Net revenue	$4,242	$10,651	$50,043	$61,982	$68,513	$15,604	$15,011

Gross profit	417	2,676	25,306	33,439	38,151	9,096	8,744

Gross profit percentage	10%	25%	51%	54%	56%	58%	58%
Operating expenses:
Sales and marketing	4,371	8,972	17,325	18,616	23,959	6,003	4,906
Research and development	8,248	8,575	6,053	5,538	6,027	1,669	1,457
General and administrative	5,159	6,935	11,474	14,720	19,241	4,166	5,198
Acquired in-process research and development	13,587	—	—	—	—	—	—
Amortization of goodwill and intangibles	1,063	1,740	2,111	1,656	1,931	503	403
Amortization of restricted stock	1,551	—	—	—	—	—	—
Goodwill impairment charge	—	—	—	—	—	—	47,269
Impairment of assets	—	1,438	—	—	—	—	—
Gain on sales and other, net	—	—	—	—	(1,077)	—	—
Gain on settlement	—	—	(832)	—	—	—	—

Total operating expenses	33,979	27,660	36,131	40,530	50,081	12,341	59,233

Loss from operations	(33,562)	(24,984)	(10,825)	(7,091)	(11,930)	(3,245)	(50,489)

Interest income (expense) and other, net	618	(538)	(4,142)	(5,891)	(6,739)	(1,587)	(3,353)
Loss on sale of marketable securities	—	(707)	—	—	—	—	—
Minority interest in (income) loss of subsidiary	—	16	(33)	(48)	—	—	—
Provision for income taxes	(2)	(2)	—	—	—	—	—

	616	(1,231)	(4,175)	(5,939)	(6,739)	(1,587)	(3,353)

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except percentages and per share data)
Loss from continuing operations	(32,946)	(26,215)	(15,000)	(13,030)	(18,669)	(4,832)	(53,842)
Income (loss) from discontinued operations	—	—	(52)	493	—	—	—

Net loss	$(32,946)	$(26,215)	$(15,052)	$(12,537)	$(18,669)	(4,832)	(53,842)

Basic and diluted loss per share:
Continuing operations	$(1.82)	$(0.78)	$(0.22)	$(0.19)	$(0.22)	$(0.06)	$(0.63)
Discontinued operations	—	—	—	0.01	—	—	—

Net loss per share	$(1.82)	$(0.78)	$(0.22)	$(0.18)	$(0.22)	$(0.06)	$(0.63)

Weighted average share used in computing net loss per share	18,080	33,507	67,199	69,848	83,094	80,533	86,019
Consolidated Statement of Cash Flow Data:
Cash flows used in operating activities	$(17,076)	$(23,036)	$(20,781)	$(16,347)	$(8,776)	$(1,854)	$(3,268)
Cash flows from (used in) investing activities	(6,935)	(11,864)	(93)	219	596	(513)	(428)
Cash flows from (used in) financing activities	31,646	37,115	20,469	9,509	13,227	145	(593)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,537	$15,830	$15,598	$8,871	$13,913	$6,641	$9,624
Working capital	18,022	12,388	19,177	22,981	27,046	20,355	23,814
Total assets	33,336	145,469	153,920	203,001	203,334	198,727	152,571
Long term debt, net of current portion	192	27,780	41,145	46,522	52,648	46,630	54,134
Total stockholders’ equity	28,985	98,344	94,270	137,591	132,915	134,277	81,812
Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data
      Our selected unaudited pro forma condensed combined consolidated financial data are derived from the unaudited pro forma condensed combined consolidated financial information, which gives effect to the transaction using the purchase method of accounting as if it had occurred on January 1, 2004, and should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes, which are included elsewhere in this joint proxy statement/ prospectus. Our unaudited pro forma condensed combined consolidated financial information gives effect to the transaction, based on a preliminary allocation of the total purchase cost. The historical financial information has been derived from the respective historical financial statements of Quinton and Cardiac Science, and should be read in conjunction with such financial statements and the related notes incorporated by reference in this joint proxy statement/ prospectus.
      We expect to account for the transaction as a purchase of Cardiac Science by Quinton using the purchase method of accounting. We will record the fair value of the consideration given for Cardiac Science common stock and for options to purchase Cardiac Science common stock assumed by us, plus the amount of its acquisition related costs.
      The total estimated purchase cost of the transaction has been allocated on a preliminary basis to Cardiac Science’s assets and liabilities based on management’s best estimates of their fair value with the excess of cost over the net assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis of the total purchase cost and the fair value of the assets acquired and liabilities assumed. The impact of such changes could be material.

      The unaudited pro forma condensed combined consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the times indicated, nor is it necessarily indicative of our future operating results or financial condition.
Pro Forma Condensed Combined Consolidated Statement of Operations Data

	Twelve Months Ended	Three Months Ended
	December 31, 2004	March 31, 2005

	(In thousands, except per share data)
	(Unaudited)
Revenues:
Systems	$137,976	$31,517
Service	19,636	4,724

Total revenues	157,612	36,241

Cost of revenues:
Systems	70,477	15,407
Service	11,722	2,730

Total cost of revenues	82,199	18,137

Gross profit:
Systems	67,499	16,110
Service	7,914	1,994

Gross profit	75,413	18,104

Operating expenses:
Research and development	13,424	3,266
Sales and marketing	42,337	9,563
General and administrative, excluding stock-based compensation	27,516	7,243
Gain on sales and other, net	(1,077)	—
Amortization expense	2,574	644
Goodwill impairment charge	—	47,269
Stock-based compensation	73	—

Total operating expenses	84,847	67,985

Operating loss	(9,434)	(49,881)

Other income (expense):
Interest expense, net	(194)	—
Other income (expense), net	1,196	(1,541)

Total other income (expense)	1,002	(1,541)

Loss before income taxes	(8,432)	(51,422)
Income tax expense	(66)	—

Loss before minority interest	(8,498)	(51,422)
Minority interest	39	20

Net loss	$(8,459)	$(51,402)

Weighted average shares outstanding — basic and diluted	21,402	22,304
Net loss per share — basic and diluted	$(0.40)	$(2.30)

Pro Forma Condensed Combined Consolidated Balance Sheet Data

As of
March 31, 2005

(In thousands)
(Unaudited)
Cash and cash equivalents	$11,195
Working capital	33,056
Total assets	255,166
Current liabilities	37,302
Long-term liabilities	4,194
Total stockholders’ equity	213,531
Comparative Historical and Unaudited Pro Forma Per Share Data
      The following table sets forth:

•	historical book value per share and historical net income (loss) per share data of Quinton and Cardiac Science;

•	our unaudited pro forma condensed combined consolidated book value per share and unaudited pro forma condensed combined consolidated net loss per share data after giving effect to the transaction; and

•	unaudited pro forma equivalent condensed combined consolidated book value per share and unaudited pro forma equivalent condensed combined consolidated net loss per share data of Quinton and Cardiac Science based on the exchange ratio of 0.77184895 shares of our common stock for each share of Quinton common stock and on the exchange ratio of 0.10 shares of our common stock for each share of Cardiac Science common stock.
      The unaudited pro forma condensed combined consolidated financial data is not necessarily indicative of the net loss per share or book value per share that would have been achieved had the transaction been consummated as of January 1, 2004 and should not be construed as representative of these amounts for any future dates or periods.
      The information in the table is only a summary and you should read it in conjunction with the “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page      and the respective audited consolidated financial statements of Quinton and Cardiac Science, including the notes thereto, incorporated by reference in this joint proxy statement/ prospectus.
      Historical book value per share is computed by dividing stockholders’ equity by the number of shares of common stock outstanding as of March 31, 2005.
      The Quinton pro forma condensed combined consolidated per equivalent share amounts are calculated by multiplying our pro forma per share amounts by the fixed exchange ratio of one Quinton share for 0.77184895 Newco share.

      The Cardiac Science pro forma condensed combined consolidated per equivalent share amounts are calculated by multiplying our pro forma per share amounts by the fixed exchange ratio of one Cardiac Science share for 0.10 Newco share.

	As of and for the	As of and for the
	Twelve Months Ended	Three Months Ended
	December 31, 2004	March 31, 2005

	(Unaudited)	(Unaudited)
Historical Quinton
Net income per share — Basic	$1.14	$0.07
Net income per share — Diluted	1.08	0.07
Book value per common share		4.22
Historical Cardiac Science
Basic and diluted net loss per share	(0.22)	(0.63)
Book value per common share		0.95
Pro Forma Condensed Combined Consolidated per Share
Basic and diluted net loss per share	(0.40)	(2.30)
Book value per common share		9.57
Pro Forma Condensed Combined Consolidated per Equivalent Share
Quinton:
Basic and diluted net loss per share	(0.31)	(1.78)
Book value per common share		7.39
Cardiac Science:
Basic and diluted net loss per share	(0.04)	(0.23)
Book value per common share		0.96
MARKET PRICE AND DIVIDEND INFORMATION
Historical Market Prices
      Shares of Quinton common stock are traded on The Nasdaq National Market under the symbol “QUIN.” Shares of Cardiac Science common stock are traded on The Nasdaq National Market under the symbol “DFIB.” There currently is no established trading market for our common stock, although we have applied to list our common stock on The Nasdaq National Market under the symbol “CSCX.”

      The following table sets forth the high and low sale prices for a share of Quinton common stock and for a share of Cardiac Science common stock, rounded to the nearest cent, for the periods indicated. The prices below are as reported on The Nasdaq National Market, based on published financial sources.

	Quinton Common		Cardiac Science
	Stock		Common Stock

	High	Low	High	Low

Year ending December 31, 2005
Third Quarter (through July 18, 2005)	$8.58	$7.93	$1.11	$1.00
Second Quarter	8.51	6.95	1.20	0.74
First Quarter	11.15	7.77	2.20	1.03
Year ended December 31, 2004
Fourth Quarter	10.99	8.54	2.27	1.58
Third Quarter	10.11	6.80	3.05	1.43
Second Quarter	14.80	9.29	4.20	1.97
First Quarter	12.24	7.87	5.33	3.72
Year ended December 31, 2003
Fourth Quarter	8.49	7.20	4.65	3.40
Third Quarter	8.85	7.20	4.99	2.54
Second Quarter	8.13	5.14	3.19	2.22
First Quarter	7.77	5.25	2.94	1.98
Recent Market Prices
      The table below presents, as of February 28, 2005, the last trading day before we announced the transaction, July 14, 2005, the record date for Quinton’s and Cardiac Science’s special stockholders meetings, and                     , 2005, the latest practicable trading day before the printing of this joint proxy statement/prospectus:

•	the closing prices of Cardiac Science common stock on The Nasdaq National Market;

•	the pro forma values per share of Newco common stock;

•	the closing prices of Quinton common stock on The Nasdaq National Market; and

•	the pro forma equivalent values per share of Quinton common stock.

		Newco		Quinton	Quinton
	Cardiac Science	Pro Forma		Common	Pro Forma
	Common Stock	Value Per		Stock	Equivalent Value
	Closing Price	Share		Closing Price	Per Share

February 28, 2005	$1.83	$18.30	(1)	$9.74	$14.13	(2)
July 14, 2005	$1.07	$10.70	(1)	$8.24	$8.26	(2)
, 2005

(1)	The Newco pro forma value per share is calculated, for illustrative purposes only, by dividing the Cardiac common stock closing price on the relevant date by 0.10, the Cardiac Science exchange ratio. The Cardiac Science exchange ratio of 0.10 gives effect to an implied 1:10 reverse stock split to Cardiac Science stockholders. Consequently, the Newco pro forma values per share presented in the table above do not represent a premium to the Cardiac Science common stock prices presented in the table above because, as a result of the transaction, each share of Cardiac Science common stock outstanding immediately prior to completion of the transaction will represent the right to receive only one-tenth of one share of Newco common stock when the transaction is completed. Newco’s common stock does not currently trade on any stock market. When it commences trading on The Nasdaq National Market, after the transaction is completed, Newco’s common stock may not trade at prices that correlate to Cardiac Science’s stock price before the transaction is completed.

(2)	The Quinton pro forma equivalent value per share is calculated by multiplying the Newco pro forma value per share on the relevant date determined in the manner described in note 1 above, by 0.77184895, the Quinton exchange ratio.
      Quinton and Cardiac Science stockholders are advised to obtain current market quotations for Quinton common stock and Cardiac Science common stock. No assurance can be given as to the market prices of Quinton common stock or Cardiac Science common stock at any time before the completion of the transaction or as to the market price of our common stock at any time after the completion of the transaction. Because the exchange ratios are fixed, the exchange ratios will not be adjusted to compensate Quinton stockholders for any decreases in the market price of Cardiac Science common stock, which could occur before the transaction is completed. Similarly, the exchange ratios will not be adjusted to compensate Cardiac Science stockholders for any decreases in the market price of Quinton common stock, which could occur before the transaction is completed.
Dividend Policy
      Neither Quinton nor Cardiac Science has ever paid any cash dividends on shares of Quinton common stock or Cardiac Science common stock, respectively. We currently anticipate that we will retain all of our future earnings available for distribution to the holders of our common stock for use in the expansion and operation of our business after the transaction, and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future.
RECENT DEVELOPMENTS

Cardiac Science legal proceedings regarding the merger transaction
      In March 2005, the following putative shareholder class action complaints were filed in the Chancery Court of Delaware concerning the transaction. These six actions were consolidated in what we refer to as the consolidated action. On May 17, 2005, an amended complaint also was filed in the consolidated action. The amended complaint in the consolidated action also named Quinton as a defendant. The six original complaints were:

•	Deborah Silver v. Cardiac Science, Inc., et al., Case No. 1138-N;

•	Lisa A. Weber v. Cardiac Science, Inc., et al., Case No. 1140-N;

•	Suan Investments, Inc. v. Raymond W. Cohen, et al., Case No. 1148-N;

•	David Shaev Profit Sharing v. Cardiac Science, Inc., et al., Case No. 1153-N;

•	Irvin M. Chase, et al., v. Cardiac Science, Inc., et al., Case No. 1159-N; and

•	James Stellato v. Cardiac Science, Inc., et al., Case No. 1162-N.
      On April 1, 2005, an individual shareholder complaint was filed in the Chancery Court of Delaware, Oppenheim Pramerica Asset Management S.A.R.L. v. Cardiac Science, Inc., et al., Case No. 1222-N, which we refer to as the Oppenheim action. The Oppenheim action has not been consolidated with the consolidated action. On May 10, 2005, an amended complaint was filed by the plaintiffs in the Oppenheim action.
      Also, in March 2005, the following putative shareholder class action complaints were filed in the Orange County, California, Superior Court concerning the transaction. We refer to them as the California cases:

•	Albert Rosenfeld v. Cardiac Science, Inc., et al., Case No. 05CC00057; and

•	Jerrold Schaffer v. Cardiac Science, Inc., et al., Case No. 05CC00059.
      Generally, the complaints in all the cases allege that Cardiac Science’s board of directors breached its fiduciary obligations because it did not negotiate for sufficient consideration for Cardiac Science’s stockholders and that the directors engaged in self-dealing with Cardiac Science’s senior note holders. The amended complaints filed in Delaware also allege that the preliminary joint proxy statement/ prospectus did not adequately disclose material information regarding the merger transaction. The complaints seek, among other things, injunctive relief enjoining the transaction, rescissory damages if the transaction is completed and an order that Cardiac Science’s board of directors hold an auction to obtain the best value for the company.
      The consolidated action and the Oppenheim action were coordinated for purposes of expedited discovery and a preliminary injunction motion was scheduled for June 16, 2005. Pursuant to the agreement of the parties, plaintiffs’ counsel withdrew their motion for preliminary injunction and, on June 24, 2005, counsel for the parties in the consolidated action and the Oppenheim action executed a memorandum of understanding. As a result, plaintiffs’ counsel have agreed to dismiss all disclosure related claims with prejudice and release all parties associated with the transaction in connection with such claims in exchange for Cardiac Science’s agreement to include additional disclosure in this joint proxy statement/ prospectus regarding, among other things, the senior notes and warrants, the note and warrant conversion transaction, Cardiac Science’s pending patent litigation, Cardiac Science’s net operating loss carryforwards and the background of the transaction. Plaintiffs’ counsel in the consolidated action have also agreed to dismiss the remainder of their complaint without prejudice. Plaintiffs in the Delaware cases intend to apply to the court for attorneys fees. The agreement with plaintiffs’ counsel in the Delaware cases is subject to final approval by the court. Cardiac Science expects that certain of the costs and fees associated with these claims will be eligible for reimbursement under Cardiac Science’s insurance policies.
      While the Oppenheim action (other than the disclosure claims) and the California cases have not been dismissed, currently no motion to preliminarily enjoin the transaction is pending and management of Quinton and Cardiac Science believe that no pending action is likely to prevent completion of the transaction.
      Plaintiffs in the Delaware, California or Oppenheim actions may seek other remedies for their purported claims, including damages. Cardiac Science and Quinton, as applicable, would vigorously contest any such claim for damages or other remedies.

RISK FACTORS
      The transaction involves certain risks. By voting in favor of the transaction, you will be choosing to invest in our common stock. An investment in our common stock involves certain risks. In addition to the other information contained in this joint proxy statement/ prospectus and the documents incorporated by reference, you should carefully consider the following risks in deciding whether to vote to approve the transaction.
Risks related to the transaction

We may not achieve the benefits expected from the transaction, which may have a material adverse effect on our business.
      Achieving the anticipated benefits of the transaction will depend in part on the successful integration of technology, operations and personnel of Quinton and Cardiac Science. The integration of Quinton and Cardiac Science will be a complex, time-consuming and expensive process and may disrupt both companies’ businesses if not completed in a timely and efficient manner. The challenges involved in this integration include the following:

•	retaining existing customers and strategic partners of each company;

•	retaining and integrating management and other key employees of both Quinton and Cardiac Science;

•	bringing together the companies’ marketing efforts so that the industry receives useful information about our business and product offerings;

•	identifying and streamlining redundant operations and assets;

•	coordinating research and development activities to enhance introduction of new products and technologies;

•	integrating purchasing and procurement operations in multiple locations;

•	combining product offerings effectively and quickly;

•	enabling customers to do business easily with us;

•	transitioning all facilities to a common information technology system;

•	offering products and services of Quinton and Cardiac Science to each other’s customers; and

•	developing and maintaining uniform standards, controls, procedures and policies.
      If we are not able to successfully meet these challenges, we may not be able to successfully integrate the operations of Quinton and Cardiac Science in a timely manner and we may not be able to realize all or any of the anticipated benefits of the transaction. Risks related to our failure to successfully integrate the companies include:

•	the impairment of relationships with employees, customers, distributors, strategic partners and suppliers;

•	the potential disruption of our ongoing business and the distraction of our management;

•	not achieving expected synergies; and

•	unanticipated expenses related to integration of the two companies or our operations post-integration.
      Quinton and Cardiac Science currently estimate that direct combined transaction costs estimated at $6.0 million will be incurred in connection with the transaction. If the benefits of the transaction do not exceed the costs associated with the transaction, our financial results, including earnings per share, could be adversely affected.

No market currently exists for our common stock, and the market value of our common stock after the transaction could be less than the market value of Quinton and Cardiac Science common stock before the transaction.
      The market value of the shares of our common stock that you will receive in exchange for shares of Quinton common stock or shares of Cardiac Science common stock in the transaction will not be known at the time Quinton stockholders and Cardiac Science stockholders vote on approval and adoption of the merger agreement because the shares of our common stock will not trade publicly until the completion of the transaction. Shares of Quinton common stock and shares of Cardiac Science common stock may have a greater market value than the shares of our common stock for which they are exchanged.

You will receive a fixed number of shares of our common stock despite changes in the market values of Quinton common stock or Cardiac Science common stock.
      There will be no adjustment to the number of shares of our common stock to be exchanged for each share of Quinton common stock and each share of Cardiac Science common stock due to changes in the market price of either Quinton common stock or Cardiac Science common stock which may occur prior to completion of the transaction. The market value of Quinton common stock or Cardiac Science common stock at the time of the consummation of the transaction may vary significantly from their prices on the date the merger agreement was executed, on the date of this joint proxy statement/ prospectus or the date on which Quinton and Cardiac Science stockholders vote on the transaction. Stock price changes may result from a variety of factors that are beyond the control of Quinton or Cardiac Science, including changes in their businesses, operations and prospects, regulatory considerations and general and industry specific market and economic conditions. Neither Quinton nor Cardiac Science may terminate the merger agreement solely because of changes in the market price of either company’s common stock.

The outcome of and costs relating to pending lawsuits may adversely affect the transaction, Cardiac Science’s and, upon completion of the transaction, our financial results, operations and the market prices for Cardiac Science and our common stock, respectively.
      In March and April 2005, several complaints were filed in the Chancery Court of Delaware and in the Orange County Superior Court concerning the merger agreement and the transaction, as discussed in more detail in the section entitled “Summary of the Joint Proxy Statement/Prospectus — Recent Developments” on page      . Although a memorandum of understanding with plaintiffs in the Delaware actions has been entered into pursuant to which the disclosure-related claims in these actions will be dismissed in exchange for Cardiac Science’s agreement to include additional disclosure in this joint proxy statement/ prospectus regarding, among other things, the senior notes and warrants, the note and warrant conversion transaction, Cardiac Science’s pending patent litigation, Cardiac Science’s net operating loss carryforwards and the background of the transaction, plaintiffs in the pending or other actions may pursue other claims. If such other claims were pursued, Cardiac Science intends to defend against such lawsuits vigorously and may have to expend significant efforts and incur substantial expense in such defense. These expenses may adversely affect Cardiac Science’s and, upon completion of the transaction, our financial results, operations and the market price for Cardiac Science and our common stock, respectively. Cardiac Science cannot predict with certainty the eventual outcome of such pending litigation. Additionally, a preliminary injunction could delay or jeopardize the completion of the transaction and an adverse judgment granting injunctive relief could permanently enjoin the consummation of the transaction.

The transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes.
      In general, each party can refuse to complete the transaction if there is a material adverse change affecting the other party between the date of signing of the merger agreement, February 28, 2005, and the closing of the transaction. However, certain types of changes will not prevent the transaction from going forward, even if they would have a material adverse effect on Quinton or Cardiac Science, including changes, events, circumstances or effects caused by:

•	in and of itself, the failure to meet or exceed securities analysts’ earnings or revenue projections;

•	the public announcement of the transaction;

•	compliance with the terms and conditions of the merger agreement;

•	changes in general economic or markets conditions that do not have a materially disproportionate effect on either Quinton or Cardiac Science, as the case may be; or

•	any outbreak of hostilities in which the United States is involved or acts of terrorism within, or directed against, the United States.
      If any of these adverse changes occur, but Quinton and Cardiac Science must still complete the transaction, our business may suffer.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock following the transaction.
      In accordance with United States generally accepted accounting principles, we will account for the transaction using the purchase method of accounting. Under the purchase method of accounting, we will allocate the total estimated purchase price to Cardiac Science’s net tangible assets, and identifiable intangible assets based on their fair values as of the date of completion of the transaction, and record the excess of the purchase price over those fair values as goodwill. We may determine that a portion of the estimated purchase price should be allocated to in-process research and development. In the event that a portion of the purchase price is allocated to in-process research and development, this amount will be expensed by us in the quarter in which the transaction is completed. We will incur additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the transaction. For the purpose of preparing the pro forma condensed financial information contained elsewhere in this proxy statement/ prospectus, we have estimated such additional amortization expenses to be approximately $3 million per year over the next several years; however, these estimates may be significantly different from actual amortization expenses. In addition, to the extent the value of goodwill becomes impaired, we may be required to incur material charges relating to the impairment of those assets. These additional charges will reduce our net income and earnings per share, which could negatively impact the market price of our common stock.

We may not be valued by the market in the same way the market currently values Quinton or Cardiac Science.
      Although our business will be a combination of the businesses of Quinton and Cardiac Science, our results of operations may be affected by factors different from those currently affecting the results of operations of Quinton or Cardiac Science, operating as separate entities. In addition, our earnings and revenue growth rate and cash flow amounts may not necessarily equal the historical rates and amounts experienced by Quinton or Cardiac Science prior to the transaction. If the market values our business differently than Quinton or Cardiac Science, our stock price may be negatively affected.

Directors and officers of Quinton and Cardiac Science have conflicts of interest that may influence them to support or approve the transaction.
      Several directors and officers of Quinton and Cardiac Science including all the current directors of Quinton, four of the current directors of Cardiac Science, the chief executive officer of Cardiac Science and the chief executive officer and chief financial officer of Quinton, are anticipated to have positions with us following the transaction.
      The vesting of all of the Cardiac Science outstanding options, including those held by Cardiac Science’s directors and officers, will fully accelerate upon completion of the transaction. In addition, some of Quinton’s officers and some of Cardiac Science’s officers will be entitled to severance payments and accelerated vesting of options if such officers are terminated without cause, are constructively terminated, or terminate their employment with good reason within a certain number of months after the consummation of the transaction.
      Quinton and Cardiac Science stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the transaction.

Failure to complete the transaction could have a negative impact on Quinton’s and/or Cardiac Science’s future business and operations, financial results or stock price.
      If the transaction is not completed for any reason, including, without limitation, the failure to satisfy any closing conditions to the transaction, Quinton and Cardiac Science may be subject to a number of consequences that may adversely affect such company’s business, results of operations and stock price, including the following:

•	the individual companies would not realize the benefits expected from becoming part of a combined company, including the potentially enhanced financial and competitive position;

•	Quinton may be required to pay Cardiac Science, or Cardiac Science may be required to pay Quinton, a termination fee of $4.0 million;

•	the price of Quinton and/or Cardiac Science common stock may decline to the extent that the relevant current market price benefits from a market assumption that the transaction will be completed;

•	some costs related to the transaction, such as legal, accounting, financial advisor and financial printing fees, must be paid even if the transaction is not completed;

•	activities relating to the transaction and related uncertainties may divert Quinton and Cardiac Science managements’ attention from day-to-day business and cause substantial disruptions among each company’s employees and relationships with customers and business partners, thus detracting from Quinton’s and Cardiac Science’s ability to grow revenue and minimize costs and possibly leading to a loss of revenue and market position that Quinton and Cardiac Science may not be able to regain if the transaction does not occur; and

•	provisions in the merger agreement include certain operating restrictions that prevent Quinton and Cardiac Science from activities, discussions and negotiations with third parties regarding transactions that would involve a transfer of control of such company which may prevent Quinton or Cardiac Science from being able to take advantage of alternative business opportunities or effectively respond to competitive pressures.
      In addition, in response to the announcement of the transaction, customers or suppliers of Quinton and Cardiac Science may delay or defer product purchase or other decisions. Any delay or deferral in product purchase or other decisions by customers or suppliers could have a material adverse effect on the business of the relevant company, regardless of whether the transaction is ultimately completed. Similarly, current and prospective Quinton and/or Cardiac Science employees may experience uncertainty about their future roles with us until the transaction is completed and our strategies with regard to the integration of operations of Quinton and Cardiac Science are announced or executed. This may adversely affect Quinton’s and/or Cardiac Science’s ability to attract and retain key management, sales, marketing and technical personnel.
                  Certain covenants and other provisions contained in the merger agreement may limit the likelihood that another party will propose an alternative transaction to acquire Quinton or Cardiac Science.
      The merger agreement contains covenants that may deter other parties from making an offer to acquire, or otherwise pursuing the acquisition of, Quinton or Cardiac Science, which offers may result in an alternative acquisition transaction that offers additional consideration or a higher percentage ownership in the proposed resulting company than the consideration being paid to stockholders in the merger transaction. In addition, the merger agreement contains covenants that restrict each of Quinton and Cardiac Science from soliciting other offers to acquire it, which means that neither Quinton nor Cardiac Science may initiate discussions with another party that relate or may lead to an alternative acquisition proposal that could contain terms that are more favorable than the terms of the merger transaction. Quinton and Cardiac Science will be required to pay the other company a termination fee of $4.0 million for triggering certain events related to the termination of the merger agreement in connection with an alternative acquisition proposal from a third party as described in more detail under “The Merger Agreement — Payment of termination fees” and for breaching the “nonsolicitation” covenants contained in the merger agreement. The requirement to pay the termination fee in connection with pursuing unsolicited alternative acquisition transactions with third parties in certain circumstances and for breaching the “non-solicitation” covenants may reduce the likelihood that an alternative acquisition transaction with other terms, including terms more favorable to the stockholders of Quinton or Cardiac Science, will materialize.
                  The stockholders of Quinton or Cardiac Science do not have appraisal rights with respect to the merger transaction.
      Under Section 262 of the Delaware General Corporation Law, a stockholder of a Delaware corporation party to certain merger transactions who holds shares of such corporation on the date an appraisal is demanded, continues to hold shares through the effective date of the merger, does not vote in favor of the merger agreement and otherwise meets the applicable statutory requirements has a right to demand the Delaware Court of Chancery to make an appraisal of the fair value of the shares of stock held by the stockholder. Section 262 of the Delaware General Corporation Law excludes appraisal rights in stock-for-stock merger transactions and in merger transactions in which the stockholders are receiving shares of stock of a surviving corporation, which shares are listed on a national securities exchange or on the Nasdaq National Market as of the effective date of the merger. As a result, the stockholders of Quinton or Cardiac Science do not have appraisal rights with respect to the merger transaction, even if they do not vote in favor of the proposal to approve the merger agreement. Without appraisal rights, dissenting stockholders do not possess any statutory right to petition to the Delaware Court of Chancery to order a fair value determination of the shares of stock of Quinton and Cardiac Science, respectively.
Risks related to our business

Our stock price may be volatile.
      The trading price of our common stock may be highly volatile. Our common stock price could be subject to fluctuations in response to a number of factors, including:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in medical devices and diagnostic cardiology systems markets;

•	announcements by us or our competitors of significant customer wins or losses, gains or losses of distributors, technological innovations, new products or services;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of a large number of shares of our common stock;

•	adverse litigation;

•	unfavorable legislative or regulatory decisions; and

•	general market conditions.
      In the past, companies that have experienced volatility in the market price of their stock have been the target of securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management attention, which could seriously harm our business.

The unpredictability of our quarterly revenues and operating results may cause the trading price of our stock to decrease.
      The quarterly revenues and operating results of Quinton and Cardiac Science have varied in the past and our quarterly revenues and operating results may continue to vary in the future due to a number of factors, many of which are outside of our control. Factors contributing to these fluctuations may include:

•	the impact of acquisitions, divestitures, strategic alliances, and other significant corporate events;

•	changes in our ability to obtain products and product components that are manufactured for us by third parties;

•	delays in the development or commercial introduction of new versions of products and systems;

•	the ability to attain and maintain production volumes and quality levels for our products and product components;

•	effects of domestic and foreign economic conditions on our industry and/or customers;

•	changes in the demand for our products and systems;

•	varying sales cycles that can take up to a year or more;

•	changes in the mix of products and systems we sell, which could affect our revenue levels as well as our gross margins;

•	unpredictable budgeting cycles of our customers;

•	delays in obtaining regulatory clearance for new versions of our products and systems;

•	increased product and price competition;

•	the impact of regulatory changes on the availability of third-party reimbursement to customers of our products and systems;

•	the loss of key personnel;

•	the loss of key distributors or distribution companies; and

•	seasonality in the sales of our products and systems.
      Historically, both Quinton’s and Cardiac Science’s quarterly financial results are often impacted by the receipt of a large number of customer orders in the last weeks of a quarter. Absent these orders, Quinton’s and Cardiac Science’s sales could fall short of its targets, and our stock price could decline.
      Due to the factors summarized above, we believe that period-to-period comparisons of our operating results will not be a good indication of our future performance and should not be relied on to predict future operating results.

Failure to successfully develop and commercialize new versions of Quinton’s and Cardiac Science’s products would cause our operating results to suffer.
      To be successful, we must develop and commercialize new versions of Quinton’s and Cardiac Science’s products for both domestic and international markets. Quinton’s and Cardiac Science’s products are technologically complex and must keep pace with rapid and significant technological change, comply with rapidly evolving industry standards and government regulations, and compete effectively with new product introductions of our competitors. Accordingly, many of Quinton’s and Cardiac Science’s products require significant planning, design, development and testing at the technological, product and manufacturing process levels. Our success in developing and commercializing new versions of our products is affected by our ability to:

•	accurately assess customer needs;

•	develop products that are easy to use;

•	minimize the time required to obtain, as well as the costs of, required regulatory clearance or approval;

•	price competitively;

•	manufacture and deliver on time;

•	accurately predict and control costs associated with manufacturing, installation, warranty and maintenance;

•	manage customer acceptance and payment;

•	limit demands by our customers for retrofits;

•	access new interface standards needed for product connectivity;

•	anticipate and meet demands of our international customers for products featuring local language capabilities; and

•	anticipate and compete effectively with our competitors’ efforts.
      The rate of market acceptance of Quinton’s and Cardiac Science’s current or our future products and systems may impact operating results. In addition, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. These difficulties and delays could cause our development expenses to increase and harm operating results.

If we fail to maintain our relationships with our distribution or strategic partners or such organizations fail to successfully distribute our products, our sales and operating results may suffer.
      We will sell many of our products principally through third party distribution and strategic partners. One of these domestic distribution organizations, Physicians Sales and Service, Inc., accounted for 15% of Quinton’s revenues in 2004. If these agreements are cancelled or if we are unable to renew them as they expire, our sales and operating results may suffer materially.
      Our international distribution and strategic relationships may be terminated on little or no notice because we do not generally have long-term contracts with these distributors. Consequently, our success in expanding international sales may be limited if our international distributors lack, or are unable to develop, relationships with important target customers in international markets.
      We have little or no control over our distribution and strategic partners. If our relationships change with any significant distribution organization, or if any of our distribution and strategic partners are not successful in distributing our products or devote more effort to selling competing products and systems, our sales and operating results may suffer and our growth may be limited.

If suppliers discontinue production of purchased components of our products, and we are unable to secure alternative sources for these components on a timely basis, our ability to ship products to our customers may be adversely affected, our revenues may decline and costs may increase as a result.
      If our suppliers discontinue production of component parts for our products, we may be unable to obtain replacement parts in a timely manner. In addition, alternative sources of these components may result in higher costs. Any failure to secure alternative sources for these components in a timely manner or on reasonably acceptable terms could result in significant delays in product shipments or we may be required to modify certain products to utilize the available components. This could result in reduced revenues, higher costs or both.

Inadequate levels of reimbursement from governmental or other third-party payers for procedures using our products and systems may cause revenues to decrease.
      Significant changes in the healthcare systems in the U.S. or elsewhere could have a significant impact on the demand for our products and services as well as the way we conduct business. Federal, state, and local governments have adopted a number of healthcare policies intended to curb rising healthcare costs. In the U.S., healthcare providers that purchase certain of our products and systems often rely on governmental and other third-party payers, such as federal Medicare, state Medicaid, and private health insurance plans, to pay for all or a portion of the cost of the procedures that utilize those products. The availability of this reimbursement affects customers’ decisions to purchase capital equipment. Denial of coverage or reductions in levels of reimbursement for procedures performed using our products and systems by governmental or other third-party payers would cause our revenues to decrease.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if clearances or approvals are delayed, we will be unable to commercially distribute and market our products in the U.S. and other jurisdictions.
      Our products will be medical devices that are subject to significant regulation in the United States and in foreign countries where we will conduct business. The processes for obtaining regulatory approval can be lengthy and expensive, and the results are unpredictable. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, it could adversely affect our revenues and profitability.

Our business is subject to intense competition, which may reduce the demand for our products.
      The diagnostic cardiology systems market and AED market is highly competitive, and we expect competition to intensify in the future. Some of our competitors are larger companies, such as General Electric Company, Medtronic Emergency Response Systems, a unit of Medtronic, Inc., and Philips Medical Systems, a unit of Koninklijke Philips Electronics N.V., who may have:

•	greater financial and other resources;

•	greater variety of products;

•	greater pricing flexibility;

•	more extensive technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger name recognition; and

•	larger distribution networks.
      As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors, price our products competitively or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems, and services that they sell to our customers, and we may not be able to profitably match those discounts. Our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or noncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. If we are unable to develop competitive products, gain regulatory approval or clearance and supply sufficient quantities of these products to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased revenue.

We will be dependent upon licensed and purchased technology for some of our products, and we may not be able to renew these licenses or purchase agreements in the future.
      Quinton and Cardiac Science license and purchase technology from third parties for features in some of their products. We anticipate that we will need to license and purchase additional technology to remain competitive. We may not be able to renew existing licenses and purchase agreements or to license and purchase other technologies on commercially reasonable terms or at all. If we are unable to renew existing licenses and purchase agreements or to license or purchase new technologies, we may not be able to offer competitive products, which could negatively impact our revenues.

Following the transaction, we will have significantly less available cash than Quinton and Cardiac Science prior to the transaction, which could adversely affect our ability to grow and perform.
      Following the expected completion of the transaction in the third quarter of 2005, after payment of the $20 million cash consideration to the senior note holders of Cardiac Science, payment of approximately $6 million in severance, retention and restructuring costs and an estimated $6 million of other transaction costs, and after the possible deduction of cash that may be used in operations of Cardiac Science and Quinton prior to closing, we expect that our cash and possible cash equivalents will be significantly less than the combined cash and cash equivalents of Quinton and Cardiac Science on the date the merger agreement was executed.
      Although we anticipate that we will generate positive cash flow from operations and will have entered into a new credit facility prior to, or concurrent with, the completion of the transaction, we may need additional financing to operate and grow our business, especially if we are not able to achieve the anticipated cost savings and other benefits from the transaction in a timely manner or at all. We may not be able to obtain additional financing on acceptable terms or at all, which could negatively impact our operations.

We will be exposed to numerous risks associated with international operations.
      We will market our products in international markets. International operations entail various risks, including:

•	political instability;

•	economic instability and recessions;

•	exposure to currency fluctuations;

•	less favorable third-party reimbursement policies;

•	longer payment cycles;

•	difficulties of administering foreign operations generally;

•	reduced protection for intellectual property rights;

•	increased risk of exposure to terrorist activities;

•	potentially adverse tax consequences; and

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements.
      If we experience any of these risks and are unable to adequately respond in a timely manner, our results of operations may be harmed.

If we are unable to retain our executive officers and hire and retain other key personnel, we may not be able to sustain or grow our business.
      Our success is dependent in large part on the continued employment and performance of John Hinson, our chief executive officer, and Michael Matysik, our chief financial officer, as well as other key managerial, sales and technical personnel and our ability to attract and retain additional highly qualified personnel. We compete for key personnel with other companies, academic institutions, government entities and other organizations. Our ability to maintain and expand our business may be impaired if we are unable to retain our current key personnel, hire or retain other qualified personnel in the future, or if our key personnel decided to join a competitor or otherwise competed with us.

Several of our executive officers and key personnel are relatively recent hires.
      Several of our expected management personnel have held their current positions with Quinton or Cardiac Science, as appropriate, for less than two years, including Brian Lee, Allan Criss and Peter Foster. Our business may be harmed if some of our management does not succeed in their roles with us following the completion of the transaction.

Undetected product errors or defects could result in increased warranty costs, loss of revenues, product recalls, delayed market acceptance, and claims against us.
      Any errors or defects in our products discovered after commercial release could result in:

•	failure to achieve market acceptance;

•	loss of customers, revenues, and market share;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by its customers; and

•	increased insurance costs.
      If we experience any of these events, our results of operations could be negatively impacted.

We may face product liability claims, which could cause our operating results to suffer.
      The testing, manufacturing, marketing and sale of medical devices subjects us to the risk of liability claims or product recalls. As a result, we may be subject to liability claims or product recalls for products to be distributed in the future or products that have already been distributed by Quinton and Cardiac Science. Although we will maintain product liability insurance, the coverage may not be adequate or may not be available at affordable rates. A successful product liability claim could inhibit or prevent commercialization of our products, impose a significant financial burden on us, or both, and could have a material adverse effect on our business and financial condition.

Our technology may become obsolete, which could negatively impact our ability to sell our products.
      The medical equipment and healthcare industries are characterized by extensive research and rapid technological change. The development by others of new or improved products, processes, or technologies may make our products obsolete or less competitive. Accordingly, we plan to devote continued resources, to the extent available, to further develop and enhance existing products and to develop new products. These efforts may not be successful.

Failure to adequately protect our intellectual property rights will likely cause our business to suffer.
      Our success depends in part on obtaining, maintaining, and enforcing our patents, trademarks and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We will take precautionary steps to protect our technological advantages and intellectual property rights and rely in part on patent, trade secret, copyright, know-how, and trademark laws, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These precautionary steps may not adequately protect our intellectual property rights. In addition, the validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and therefore may be highly uncertain. It is possible that:

•	additional patents may not be issued to us;

•	the scope of any existing or future patents may not exclude competitors or provide us with competitive advantages;

•	any of our patents may not be held valid and enforceable if challenged; or

•	others may claim rights in or ownership to our patents and other proprietary rights.
      Furthermore, others may have developed or could develop similar products or patent rights, may duplicate our products, or design around our current or future patents. In addition, others may hold or receive patents which contain claims having a scope that covers products developed by us. We will rely upon trade secrets to protect our proprietary technology. Others may independently develop or otherwise acquire substantially equivalent know-how, or gain access to and disclose our proprietary technology.

      We will require our new employees, consultants, and corporate partners to execute a confidentiality agreement at the commencement of their employment or consulting relationship with us. However, these agreements may not provide effective protection of our proprietary information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies. If we are not able to adequately protect our intellectual property and other proprietary rights, we may have to limit or modify our product offerings, which would negatively impact our revenues.

Cardiac Science has been, and in the future we may be, involved in claims alleging infringement of intellectual property rights, which could be costly and time consuming.
      There has been extensive litigation in the medical device industry regarding alleged infringement of patents and other intellectual property rights. Cardiac Science has been involved in such litigation from time to time as disclosed in periodic reports that Cardiac Science has filed with the Securities and Exchange Commission. Third parties may claim that products and systems developed and sold by us infringe on their patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in the U.S., patent applications are maintained in secrecy for up to eighteen months after their filing dates. Moreover, patent applications can be maintained in secrecy until they issue, if they were filed before November 29, 2000, are not subject to publication in any country, or have otherwise properly requested maintaining secrecy to issuance. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. In the event a competitor were to challenge patents or licenses held by us, or assert that products developed and sold by us infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources but also divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.
      In February 2003, Cardiac Science filed a patent infringement action against Philips Medical Systems North America, Inc., Philips Electronics North America Corporation and Koninklijke Philips Electronics N.V., or Philips, in the United States District Court for the District of Minnesota. The suit alleges that Philips’ automated external defibrillators sold under the names “HeartStart OnSite Defibrillator”, “HeartStart,” “HeartStart FR2” and the “HeartStart Home Defibrillator” infringe at least ten of Cardiac Science’s U.S. patents. In the same action, Philips counterclaimed for infringement of certain of its patents and Cardiac Science has sought a declaration from the court that its products do not infringe such patents. Many of the Philips defibrillators are promoted by Philips as including, among other things, pre-connected disposable defibrillation electrodes and daily self-testing of electrodes and battery, features that the suit alleges are key competitive advantages of Cardiac Science’s Powerheart and Survivalink AEDs and are covered under Cardiac Science’s patents. At this stage, we are unable to predict the outcome of this litigation. Cardiac Science has not established an accrual for this matter because a loss is not determined to be probable.

Our reliance on a principal manufacturing facility may impair our ability to respond to natural disasters or other unforeseen catastrophic events.
      Quinton’s principal manufacturing facility, which is expected to be our principal manufacturing facility after completing the integration of Quinton and Cardiac Science, is located in a single building in Deerfield, Wisconsin. Despite precautions taken by Quinton, a natural disaster or other unanticipated catastrophic events at this building could significantly impair our ability to manufacture our products and operate our business. Quinton’s facility and certain manufacturing equipment located in that facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory of product or components located in Quinton’s facility. While Quinton carries, and we will carry, insurance for natural disasters and business interruption, the occurrence of such an event could result in losses that exceed the amount of this insurance coverage, which would impair financial results.

We may make future acquisitions, which involve numerous risks that could impact our business and results of operations.
      As part of our growth strategy, we intend to selectively acquire other businesses, product lines, assets, or technologies, which are complementary to our product offerings. Successful execution of our acquisition strategy depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions. Acquisitions involve numerous risks, including:

•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	the risk that acquired lines of business may reduce or replace the sales of existing products; and

•	the potential loss of key employees of the acquired companies.
      Future acquisitions may not be successful and, if we are unable to effectively manage the risks described above, our business, operating results or financial condition may be negatively affected.

Future issuances of our common stock could cause our stock price to decline.
      As of March 31, 2005 and after applying the Quinton and Cardiac Science exchange ratios, as appropriate, we have reserved 1,234,514 shares of common stock for issuance upon the exercise of options that are either outstanding or may be granted under Cardiac Science’s 1997 Stock Option/ Stock Issuance Plan, as amended, 1,972,197 shares of common stock for issuance upon exercise of options that are either outstanding or may be granted under Quinton’s 2002 Stock Incentive Plan and 1998 Amended and Restated Equity Incentive Plan, 531,110 shares of common stock for issuance under Quinton’s 2002 Employee Stock Purchase Plan, and 330,910 shares for issuance upon the exercise of currently outstanding warrants to purchase Cardiac Science common stock, not including warrants to be converted in connection with the senior note and warrant conversion agreement. In addition, we will have reserved 220,067 shares of common stock for issuance upon the exercise of existing options granted outside of Cardiac Science’s and Quinton’s plans. The holders of these options or warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. The exercise of these options or warrants and the sale of the common stock obtained upon exercise would have a dilutive effect on our stockholders and may have a material adverse effect on the market price of our common stock.

Significant decreases in our stock price could result if we issued an adverse opinion related to our internal control over financial reporting.
      We will be required to include a management report in our annual report that includes the following: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting. Although Quinton and Cardiac Science each have included their management report on internal control over financing reporting in their respective annual reports for the year ended December 31, 2004, we will have to evaluate the adequacy of our internal control over financial reporting after the consolidation and integration of the businesses of Quinton and Cardiac Science. If we are unable to assert that our internal control over financial reporting is effective (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

Our charter documents and Delaware law contain provisions that could make the sale of Newco more difficult.
      Certain provisions of our certificate of incorporation and bylaws could make it harder for a third party to acquire us without the consent of our board of directors. Our certificate of incorporation authorizes the issuance of preferred stock with the designations, rights, and preferences as may be determined from time to time by our board of directors, without any further vote or action by our stockholders. In addition, our board of directors will have staggered terms that make it difficult to remove all directors at once. Lastly, Section 203 of the Delaware General Corporation Law limits business combination transactions with interested stockholders that have not been previously approved by the issuer’s board of directors.
      Our board of directors could choose not to negotiate with an acquirer that it did not feel was in our strategic interest. If the acquirer was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the antitakeover measures described above, our stockholders could lose the opportunity to sell their shares at a favorable price.

The merger and related transactions are expected to cause Quinton and Cardiac Science to undergo an “ownership change” for purposes of Sections 382 and 383 of the Internal Revenue Code, which may limit our ability to utilize the net operating loss and tax credit carryforwards of Quinton and Cardiac Science.
      Quinton and Cardiac Science had net operating loss carryforwards, or NOLs, available for federal income tax purposes of $7.5 million and $139 million, respectively, as of December 31, 2004. In addition, as of December 31, 2004, Quinton had tax credit carryforwards of $2.9 million, and Cardiac Science had tax credit carryforwards of $3.0 million. Quinton and Cardiac Science expect to experience an ownership change within the meaning of Sections 382 and 383 of the Internal Revenue Code by reason of the transaction.
      As a result of such ownership change, the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that may be offset by each company’s NOLs from periods prior to the date of such ownership change generally cannot exceed the Section 382 limitation, which is defined as the product obtained by multiplying (i) the aggregate market value of the stock of Quinton or Cardiac Science, as applicable, immediately prior to the ownership change (with certain adjustments) by (ii) the highest of the long-term tax exempt rate in effect for any month in the 3-calendar month period ending with the calendar month in which the change date occurs. The applicable long-term tax-exempt rate for ownership changes occurring during the month of July 2005 is 4.37%. If a company has a net unrealized built-in gain (NUBIG) that exceeds a certain threshold, the Section 382 limitation for each of the first five years following the ownership change will be increased by the amount of any recognized built-in gains for the year. For example, assuming a Cardiac Science share price of $1.00 immediately prior to closing, the Section 382 limitation with respect to Cardiac Science’s NOLs would be $7.7 million for each of the first five years following the ownership change as a result of the NUBIG and recognized built-in gains, and $2.8 million thereafter, prorated for any partial year. However, because the Section 382 limitation will be based on Cardiac Science’s share price on the closing date of the transaction, the actual amount of the limitation presently cannot be determined.
      In general, the amount of each company’s tax credit carryfowards from periods prior to the date of the ownership change that can be used to offset such company’s federal income tax liability in any year (or portion of a year) subsequent to the ownership change cannot exceed the tax liability of such company for such year which is attributable to the amount of the company’s taxable income that would be reduced by allowing as a deduction its Section 382 limitation remaining after taking into account the use of any NOLs from periods prior to the date of the ownership change. Consequently, the tax credit carryforwards of Quinton and Cardiac Science, respectively, will not be available until their respective pre-change NOLs have been exhausted.
      Based on currently available information, we do not expect that the ownership change would materially affect the ultimate availability of Quinton’s NOLs or tax credit carryforwards to reduce our federal income tax liability, if any, in future taxable periods. However, we do expect that the ownership change would materially affect the availability of a significant portion of Cardiac Science’s NOLs, and all of its tax credit carryforwards, to reduce our federal income tax liability, if any, in such periods.
      In addition, future events may negatively impact the availability of these NOL carryforwards to reduce our federal income tax liability, if any, in future taxable periods, including future tax law changes, a disposition of a substantial portion of Newco’s assets and any corporate contraction as defined in the Internal Revenue Code.
      These limitations on our ability to use each company’s NOLs and tax credit carryforwards could result in an increase in our federal income tax liability in future taxable periods, which could affect our cash flow from operations.

Cardiac Science may be required to recognize cancellation of indebtedness income as a result of the exchange of its senior notes for shares of our common stock and cash, which may adversely affect the availability of certain tax benefits for Newco.
      In connection with the transaction, Cardiac Science senior note holders have agreed to convert senior notes of Cardiac Science having an aggregate principal and accrued interest at February 28, 2005 of approximately $61 million, and related warrants to purchase approximately 13.4 million shares of Cardiac Science common stock into an aggregate of $20 million in cash, payable by us, and 2,843,915 shares of our common stock.
      If the fair market value of our common stock and cash that is issued to the senior note holders of Cardiac Science in exchange for their senior notes is less than the outstanding principal amount of and accrued interest on the indebtedness that is surrendered, Cardiac Science may recognize taxable “cancellation of indebtedness” income to the extent of this shortfall. Current losses through the transaction date and NOLs (which would not be limited under Section 382 of the Internal Revenue Code by reason of the expected “ownership change” caused by the merger and related transactions because such income would be attributable to the period prior to the ownership change) may be utilized to offset such cancellation of indebtedness income. However, to the extent any cancellation of indebtedness income is offset by available NOLs, a tax liability still may result for alternative minimum tax purposes. Any NOLs used to offset cancellation of indebtedness income would be unavailable to offset our future operating income. Any increased tax liability resulting from the recognition of cancellation of indebtedness income would likely decrease our net income and earnings per share.

Our future financial results could be adversely impacted by asset impairments.
      Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” requires us to not amortize goodwill and other intangible assets determined to have indefinite lives, and established a method of testing these assets for impairment on an annual or on an interim basis if certain events occur or circumstances change that would reduce the fair value of a reporting unit below its carrying value or if the fair value of intangible assets with indefinite lives falls below their carrying value. We will also need to evaluate intangible assets determined to have finite lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors such as a decline in our market value below its book value for an extended period of time. A significant decline in Quinton’s stock price between the date the merger agreement was signed and the date the transaction is completed could require us to evaluate intangible assets for recoverability during the quarter in which the transaction is completed. In the case of intangible assets with indefinite lives, we will need to evaluate whether events or circumstances continue to support an indefinite useful life. We will need to evaluate the estimated lives of all intangible assets on an annual basis, including those with indefinite lives, to determine if events and circumstances continue to support an indefinite useful life or the remaining useful life, as applicable, or if a revision in the remaining period of amortization is required. The amount of any such annual or interim impairment charge could be significant, and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
      The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This joint proxy statement/ prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this joint proxy statement/ prospectus referring to Quinton, Cardiac Science and us, and they may also be made a part of this joint proxy statement/ prospectus by reference to other documents filed with the Securities and Exchange Commission by Quinton and Cardiac Science, which is known as “incorporation by reference.” You should note that the discussion of Quinton and Cardiac Science boards of directors’ reasons for the transaction contain many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates of those forward-looking statements and those forward-looking expectations may have changed as of the date of this proxy statement/ prospectus. Forward-looking statements made in this joint proxy statement/ prospectus include, but are not limited to, statements concerning:

•	the benefits anticipated to result from the proposed transaction;

•	integration and other costs estimated to be incurred in connection with the transaction;

•	anticipated future performance;

•	our ability to achieve the benefits of the transaction;

•	the development of a market for our common stock;

•	our financial results;

•	our ability to successfully sell, market and distribute our products and services, both domestically and internationally;

•	our ability to achieve operating efficiencies;

•	our ability to increase profitability;

•	the availability of financing, on acceptable terms, or at all;

•	competitive developments affecting our products;

•	our ability to address risks associated with rapidly evolving markets;

•	our ability to protect our intellectual property;

•	our ability to attract and retain key personnel;

•	exposure to product liability and other types of lawsuits and regulatory proceedings;

•	our ability to obtain or maintain applicable regulatory clearances or approvals;

•	our ability to generate revenues;

•	our ability to obtain or maintain third party licensing and distribution relationships;

•	our ability to respond to natural disasters or other unforeseen catastrophic events;

•	our ability to comply with changing regulation of corporate governance, public disclosure and accounting matters;

•	our ability to successfully acquire other businesses, product lines, assets, or technologies;

•	our ability to successfully maintain internal controls over financial reporting;

•	our ability to utilize net operating loss carryforwards and certain other tax attributes of Quinton and Cardiac Science;

•	the necessity that we record an impairment charge; and

•	the completion of the transaction.
      Furthermore, words such as “may,” “will,” “should,” “predict,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or the negative of these terms and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or the transactions of Quinton and Cardiac Science, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.
      You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/ prospectus or the date of the document incorporated by reference in this joint proxy statement/prospectus. None of Quinton, Cardiac Science or us is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. None of Quinton, Cardiac Science or us can guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors. You should consider carefully the statements set forth in the section entitled “Risk Factors” beginning on page      and other sections of this joint proxy statement/prospectus and in the other documents we have filed with the Securities and Exchange Commission and that are incorporated by reference in this joint proxy statement/prospectus, which address these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. These factors include the relative value of Quinton and Cardiac Science common stock, the market’s difficulties in valuing our business following the transaction, the failure to realize anticipated benefits of the transaction and conflicts of interest of directors recommending the transaction.
      For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see Quinton’s and Cardiac Science’s quarterly reports on Form 10-Q and the annual reports on Form 10-K incorporated by reference with this joint proxy statement/prospectus and filed with the Securities and Exchange Commission.
      All subsequent forward-looking statements attributable to Quinton, Cardiac Science or us or any person acting on such entity’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

THE QUINTON SPECIAL MEETING
      This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Quinton’s board of directors in connection with the proposed merger of Quinton with Cardiac Science that will result in a new combined company referred to as Newco.
Date, time and place of Quinton’s special meeting
      The special meeting of stockholders of Quinton will be held on                     , 2005, at 10:00 a.m., Pacific time, at the offices of Quinton, 3303 Monte Villa Parkway, Bothell, Washington 98021.
Purpose of special meeting
      The special meeting is being held so that the Quinton stockholders may consider and vote on the following proposals:

1. To consider and vote on a proposal to approve and adopt the merger agreement dated as of February 28, 2005, as amended on June 23, 2005, among Quinton Cardiology Systems, Inc., Cardiac Science, Inc., CSQ Holding Company, Rhythm Acquisition Corporation and Heart Acquisition Corporation.

2. To approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

3. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.
      The Quinton board of directors does not expect any other business to come before the special meeting. The merger agreement is included as Annex A to this joint proxy statement/prospectus. If the transaction is completed, among other things, each outstanding share of Quinton common stock will be automatically converted into 0.77184895 shares of our common stock at the effective time of the transaction.
Record date and outstanding shares
      Quinton’s board of directors has fixed the close of business on July 14, 2005 as the record date for the special meeting. Only holders of record of Quinton common stock at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the close of business on                     , 2005, there were                      shares of Quinton common stock outstanding and entitled to vote, held of record by approximately                     stockholders.
Vote and quorum required
      Holders of Quinton’s common stock are entitled to one vote for each share held as of the record date. Approval of the transaction requires the affirmative vote of a majority of the total voting power of the outstanding common stock of Quinton. A majority of the outstanding shares of common stock of Quinton must be represented, either in person or by proxy, to constitute a quorum at the Quinton special meeting. On April 1, 2005, directors, executive officers and affiliates of Quinton as a group beneficially owned 1,892,430 shares of Quinton common stock.
      If a quorum is not present at the special meeting, or if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement, it is expected that Quinton’s stockholders would be asked to consider and vote upon a proposal to adjourn the special meeting to solicit additional proxies. Adjournment of the special meeting requires the affirmative vote of a majority of the shares of Quinton common stock present, in person or by proxy, and entitled to vote at the special meeting, regardless of whether a quorum is present.

Effect of abstentions and broker non-votes
      Because the proposal to approve and adopt the merger agreement is a “non-discretionary” proposal under applicable Nasdaq rules, brokers, banks, custodians and nominees who are the record holders of shares of Quinton common stock beneficially owned by other persons may vote or grant a proxy to vote those shares only if and to the extent they have received instructions from the beneficial owners. Moreover, such broker, bank, custodian or nominee is authorized to vote on any proposal to adjourn or postpone the meeting solely relating to the solicitation of proxies to adopt and approve the merger agreement only if and to the extent that it has received instructions. If the beneficial owner of shares held of record by a broker, bank, custodian or nominee has not provided instructions as to how those shares are to be voted, they are referred to as “broker non-votes.”
      Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum at the Quinton special meeting. Because approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding voting power of the Quinton common stock, abstentions and broker non-votes will have the same effect as votes cast against the proposal to approve and adopt the merger agreement. Because adjournments and postponements require the affirmative vote of a majority of the shares of Quinton common stock present, in person or by proxy, and entitled to vote at the special meeting, abstentions will have the same effect as a vote against the approval of adjournments or postponements of the Quinton special meeting, whereas broker non-votes, which are not entitled to vote, will have the effect of reducing the aggregate number of votes required to adjourn or postpone the meeting.
Expenses of proxy solicitation
      Quinton will pay the expenses of soliciting proxies from Quinton stockholders to be voted at the special meeting. Following the original mailing of the proxies and other soliciting materials, Quinton and its agents also may solicit proxies by mail, telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Quinton will request brokers, custodians, nominees and other record holders of Quinton common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Quinton common stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, Quinton will reimburse such holders for their reasonable expenses. Quinton intends to retain Mellon Investor Services LLC to assist in the solicitation of proxies by Quinton.
Proxies
      The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Quinton board of directors for use at the special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Quinton. All properly executed proxies that Quinton receives prior to the vote at the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, will be voted FOR the approval and adoption of the merger agreement. You may revoke your proxy at any time before it is exercised at the special meeting by taking any of the following actions:

•	delivering a written notice to the secretary of Quinton by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the special meeting; or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must bring to the special meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.
      Quinton’s board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.
      You should not send in any stock certificates with your proxies. A transmittal form with instructions for the surrender of stock certificates for our shares of stock will be mailed to you as soon as practicable after completion of the transaction.
Adjournment and Postponement
      Stockholders may be asked to vote on a proposal to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.
      Any adjournment may be made from time to time by approval of the stockholders holding a majority of the voting power present, in person or by proxy, at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. In addition, if the adjournment of the special meeting is for more than 30 days or if after the adjournment a new record date is fixed for an adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at such special meeting. If a quorum is not present at the special meeting, stockholders may be asked to vote on a proposal to adjourn or postpone the special meeting to solicit additional proxies. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement, holders of common stock may also be asked to vote on a proposal to approve the adjournment or postponement of the special meeting to permit further solicitation of proxies.
Recommendation of the board of directors
      The board of directors of Quinton has unanimously determined that the terms of the merger agreement and the transaction are advisable, fair to and in the best interests of Quinton and the Quinton stockholders. Accordingly, the Quinton board of directors recommends that Quinton stockholders vote FOR the proposal to approve and adopt the merger agreement. In addition, the Quinton board of directors recommends that Quinton stockholders vote FOR the proposal regarding the possible adjournment or postponement of the special meeting.
      Your vote is very important. To ensure that your shares are represented at the special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting. You can revoke your proxy at any time before it is voted. Returning the proxy does not prevent you from attending the special meeting and voting your shares in person. If your shares are held in an account at a brokerage firm or a bank, you must instruct the firm or bank how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against approval and adoption of the merger agreement.

THE CARDIAC SCIENCE SPECIAL MEETING
      This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Cardiac Science’s board of directors in connection with the proposed merger of Cardiac Science and Quinton that will result in a new combined company referred to as Newco.
Date, time and place of Cardiac Science’s special meeting
      The special meeting of stockholders of Cardiac Science, Inc. will be held on                     , 2005 at 10:00 a.m., Pacific time, at the offices of Cardiac Science, 1900 Main Street, Suite 700, Irvine, California 92614.
Purpose of special meeting
      The special meeting is being held so that the Cardiac Science stockholders may consider and vote on the following proposals:

1. To consider and vote on a proposal to approve and adopt the merger agreement dated as of February 28, 2005, as amended on June 23, 2005, among Quinton Cardiology Systems, Inc., Cardiac Science, Inc., CSQ Holding Company, Rhythm Acquisition Corporation and Heart Acquisition Corporation.

2. To approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

3. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.
      The Cardiac Science board of directors does not expect any other business to come before the special meeting. The merger agreement is included as Annex A to this joint proxy statement/prospectus. If the transaction is completed, among other things, each outstanding share of Cardiac Science common stock will be automatically converted into 0.10 shares of our common stock at the effective time of the transaction.
Record date and outstanding shares
      Cardiac Science’s board of directors has fixed the close of business on July 14, 2005 as the record date for the special meeting. Only holders of record of Cardiac Science common stock at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the close of business on                     , 2005, there were                      shares of Cardiac Science common stock outstanding and entitled to vote, held of record by approximately                      stockholders.
Vote and quorum required
      Holders of Cardiac Science’s common stock are entitled to one vote for each share held as of the record date. Approval of the transaction requires the affirmative vote of a majority of the total voting power of the outstanding common stock of Cardiac Science. A majority of the outstanding shares of common stock of Cardiac Science must be represented, either in person or by proxy, to constitute a quorum at the Cardiac Science special meeting. On April 1, 2005, directors, executive officers and affiliates of Cardiac Science as a group beneficially owned 9,539,711 shares of Cardiac Science common stock.
      If a quorum is not present at the special meeting, or if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement, it is expected that Cardiac Science’s stockholders would be asked to consider and vote upon a proposal to adjourn the special meeting to solicit additional proxies. Adjournment of the special meeting requires the affirmative vote of the holders of a majority of the shares of Cardiac Science common stock present, in person or by proxy, and entitled to vote at the special meeting, regardless of whether a quorum is present.

Effect of abstentions and broker non-votes
      Because the proposal to approve and adopt the merger agreement is a “non-discretionary” proposal under applicable Nasdaq rules, brokers, banks, custodians and nominees who are the record holders of shares of Cardiac Science common stock beneficially owned by other persons may vote or grant a proxy to vote those shares only if and to the extent they have received instructions from the beneficial owners. Moreover, such broker, bank, custodian or nominee is authorized to vote on any proposal to adjourn or postpone the meeting solely relating to the solicitation of proxies to adopt and approve the merger agreement only if and to the extent that it has received instructions. If the beneficial owner of shares held of record by a broker, bank, custodian or nominee has not provided instructions as to how those shares are to be voted, they are referred to as “broker non-votes.”
      Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum at the Cardiac Science special meeting. Because approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding voting power of the Cardiac Science common stock, abstentions and broker non-votes will have the same effect as votes cast against the proposal to approve and adopt the merger agreement. Because adjournments and postponements require the affirmative vote of a majority of the shares of Cardiac Science common stock present, in person or by proxy, and entitled to vote at the special meeting, abstentions will have the same effect as a vote against the approval of adjournments or postponements of the Cardiac Science special meeting, whereas broker non-votes, which are not entitled to vote, will have the effect of reducing the aggregate number of votes required to adjourn or postpone the meeting.
Expenses of proxy solicitation
      Cardiac Science will pay the expenses of soliciting proxies from Cardiac Science stockholders to be voted at the special meeting. Following the original mailing of the proxies and other soliciting materials, Cardiac Science and its agents also may solicit proxies by mail, telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Cardiac Science will request brokers, custodians, nominees and other record holders of Cardiac Science common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Cardiac Science common stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, Cardiac Science will reimburse such holders for their reasonable expenses. Cardiac Science intends to retain MacKenzie Partners to assist in the solicitation of proxies by Cardiac Science.
Proxies
      The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Cardiac Science board of directors for use at the special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Cardiac Science or follow the instructions for voting by telephone or internet printed on the proxy card. All properly executed proxies that Cardiac Science receives prior to the vote at the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, will be voted FOR approval and adoption of the merger agreement. You may revoke your proxy at any time before it is exercised at the special meeting by taking any of the following actions:

•	delivering a written notice to the secretary of Cardiac Science by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the special meeting; or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must bring to the special meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

Cardiac Science’s board of directors does not know of any matter that is not referred to in this joint proxy statement/ prospectus to be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.
      You should not send in any stock certificates with your proxies. A transmittal form with instructions for the surrender of stock certificates for our shares of stock will be mailed to you as soon as practicable after completion of the transaction.
Adjournment and Postponement
      Stockholders may be asked to vote on a proposal to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.
      Any adjournment may be made from time to time by approval of the stockholders holding a majority of the voting power present, in person or by proxy, at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. In addition, if the adjournment of the special meeting is for more than 30 days or if after the adjournment a new record date is fixed for an adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at such special meeting. If a quorum is not present at the special meeting, stockholders may be asked to vote on a proposal to adjourn or postpone the special meeting to solicit additional proxies. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement, holders of common stock may also be asked to vote on a proposal to approve the adjournment or postponement of the special meeting to permit further solicitation of proxies.
Recommendation of the board of directors
      The board of directors of Cardiac Science, other than Mr. Newton who abstained due to potential conflicts of interest, has determined that the terms of the merger agreement and the transaction are advisable, fair to and in the best interests of Cardiac Science and the Cardiac Science stockholders. Accordingly, the Cardiac Science board of directors, other than Mr. Newton, recommends that Cardiac Science stockholders vote FOR the proposal to approve and adopt the merger agreement. In addition, the Cardiac Science board of directors, other than Mr. Newton, recommends that Cardiac Science stockholders vote FOR the proposal regarding the possible adjournment or postponement of the special meeting.
      Your vote is very important. To ensure that your shares are represented at the special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided or follow the instructions for voting by telephone and internet printed on the proxy card, whether or not you plan to attend the special meeting. You can revoke your proxy at any time before it is voted. Returning the proxy does not prevent you from attending the special meeting and voting your shares in person. If your shares are held in an account at a brokerage firm or a bank, you must instruct the firm or bank how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against approval and adoption of the merger agreement.

THE TRANSACTION
      This section of this joint proxy statement/prospectus describes the proposed transaction. While we believe that the description covers the material terms of the transaction, this summary may not contain all the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer to herein for a more complete understanding of the transaction.
Background of the transaction and related agreements
      The provisions of the merger agreement are the result of arm’s-length negotiations conducted between representatives of Quinton and Cardiac Science, with the assistance of their respective legal and financial advisors. The following is a summary of the meetings, negotiations and discussions between the parties that preceded the execution of the merger agreement.
      Quinton and Cardiac Science have been familiar with each other’s business, products and customers for several years. Senior executives of the two companies have encountered one another in a variety of business and industry settings over the years. In July 2003, Quinton and Cardiac Science entered into an original equipment manufacturing contract under which Quinton resells AEDs manufactured by Cardiac Science under the brand name Burdick CardioVive. Quinton and Cardiac Science also have separate relationships with Nihon Kohden Corporation in Japan for the distribution of their respective products.
      On May 12, 2004, at Cardiac Science’s regularly scheduled board of directors’ meeting, the directors discussed the challenges facing Cardiac Science, including increased competition from other companies with greater resources and the need to develop a larger platform from which to operate the business. The directors discussed potential alternatives to grow the business, including the prospect for growth through a combination with a complementary company in order to accelerate the achievement of profitability versus continuing to pursue organic growth as an independent entity. It was noted that if Cardiac Science elected to pursue a strategy of organic growth, it would need to complete additional equity financings, which would likely be dilutive to its current stockholders. One of the companies discussed as a possible combination candidate was Quinton, which management was familiar with and which was relatively similar to Cardiac Science in terms of market capitalization and revenues and had complementary product offerings. The directors requested that Raymond Cohen, chairman and chief executive officer, begin exploring other possible combination candidates and meet with investment banks that could assist Cardiac Science in that regard.
      From May 2004 and through early September 2004, at the direction of the Cardiac Science board of directors, Messrs. Cohen and de Greef explored with several investment banks, including CIBC World Markets, whether companies, other than Quinton, would be interested in a potential partnership or combination with Cardiac Science. During this time, at least ten different companies in the healthcare or medical device industries, ranging from large international conglomerates to companies of relatively equal size to Cardiac Science, were contacted by these investment banks, at the request of Cardiac Science. The transactions discussed included strategic combinations, the purchase of a division of a large conglomerate or a possible sale. Many of these contacts and discussions were preliminary in nature and none resulted in any meaningful discussions regarding a potential transaction. As a result, Cardiac Science decided to pursue discussions with Quinton and began working with CIBC World Markets as Cardiac Science’s financial advisor to assist Cardiac Science in evaluating a potential transaction with Quinton.
      On June 23, 2004, during a medical device conference in San Jose, California, Mr. Cohen invited John Hinson, president and chief executive officer of Quinton, to meet with him at a local restaurant where Mr. Cohen suggested they explore the possibility of a strategic business combination, and the potential of structuring such a strategic transaction as a stock for stock merger. Messrs. Cohen and Hinson discussed potential domestic and international distribution synergies, technology synergies and the possible cost savings of a business combination, as well as the challenges facing smaller companies in the medical device industry. Later in the same month, Messrs. Cohen and Hinson had a follow up telephone discussion in which they further discussed a proposed business combination and expressed their mutual interest to continue discussions.

      On July 7, 2004, Quinton and Cardiac Science signed a mutual non-disclosure agreement, agreeing to keep confidential any non-public information received in their discussions and investigations.
      During July 2004, Michael Matysik, Quinton’s chief financial officer, and Mr. de Greef had several discussions regarding the potential cost savings and synergies of a possible business combination.
      On July 21, 2004, at Quinton’s regularly scheduled board meeting, Messrs. Hinson and Matysik briefed the directors of Quinton on their discussions with Cardiac Science and on the potential benefits associated with a combination.
      On July 28, 2004, Messrs. Hinson, Cohen, Matysik and de Greef met at the San Jose airport to discuss a possible business combination and potential synergies that could result. The parties exchanged information about the financial outlook for the two companies for 2004. In addition, the parties discussed the composition of management of the combined company in the event a merger was pursued, including the possibility that Messrs. Hinson and Matysik would fill the positions of chief executive officer and chief financial officer, respectively, of the combined company.
      On July 29, 2004, at Cardiac Science’s regularly scheduled board meeting, Mr. Cohen discussed with the directors his initial findings and briefed the directors on his discussions with various investment banks regarding Cardiac Science’s strategic alternatives. The directors discussed the viability of pursuing any of these alternatives. Mr. Cohen further apprised the directors of the status of management’s discussions with senior executives of Quinton and management’s preliminary assessments. After lengthy discussion during which the directors asked numerous questions of Mr. Cohen, the directors authorized management to continue discussions with Quinton regarding a possible combination.
      In late July and in August 2004, Messrs. de Greef and Matysik had several discussions in which they further explored the potential cost savings that might result if the companies were combined and the results of operations and outlook for each company.
      On August 23, 2004, Messrs. Hinson, Cohen, Matysik and de Greef met with Ray Newton, a member of Cardiac Science’s board of directors and managing director of Perseus, LLC, an affiliate of Cardiac Science’s senior note holders, at Cardiac Science’s headquarters in Irvine, California. At this meeting, Messrs. Hinson and Matysik provided Mr. Newton with an overview of Quinton’s business and the parties discussed a possible combination of Cardiac Science and Quinton and its potential benefits. Mr. Newton indicated that the senior note holders were open to considering some type of business combination between the parties, and would be willing to participate in substantive discussions regarding the treatment of their debt and related warrants in connection with a possible business combination. Mr. Newton then excused himself from the meeting. Following Mr. Newton’s departure, the remaining parties discussed the senior management structure of the combined company and the possibility that the chief executive officer and chief financial officer positions would be filled by Messrs. Hinson and Matysik, and that Mr. Cohen would be chairman of the board of the combined company.
      On August 30, 2004, Messrs. Hinson and Cohen confirmed on a telephone call the mutual continued interest in a possible business combination. Mr. Cohen also indicated that he believed the senior note holders would be open to considering various debt restructuring alternatives in support of the transaction and raised the possibility of structuring the transaction as a stock for stock merger with each company being valued at its current market price. Mr. Hinson indicated that in determining the relative ownership interests of Quinton’s and Cardiac Science’s security holders in the combined entity a premium to Quinton’s current market price would have to be taken into account. Mr. Cohen responded that Cardiac Science would have to evaluate and consider Mr. Hinson’s proposal. In early September 2004, Mr. Cohen and Mr. Hinson communicated regarding Mr. Hinson’s request for a premium to Quinton’s stockholders. Mr. Cohen indicated that any premium was dependent on the companies’ relative stock prices but that a premium to Quinton could be appropriate.
      The parties did not engage in further meaningful discussions until October 2004, at which time Messrs. Hinson, Matysik, Cohen and de Greef held numerous discussions regarding several of the issues raised at prior meetings between the parties and explored different ways to move a potential transaction forward. Messrs. Cohen and de Greef indicated that Cardiac Science would explore a possible premium to Quinton’s stock price in determining the relative ownership interests of the companies’ stockholders in the combined entity. The parties also discussed in general terms the senior notes and related warrants and whether the senior notes could be refinanced and the warrants replaced or eliminated.
      On October 25, 2004, during a Cardiac Science telephonic meeting of the governance and nominating committee, Mr. Cohen briefly updated the committee members on the status of potential combination opportunities, including the recent discussions with Quinton. Mr. Cohen also recommended that the full board of directors review potential strategic alternatives at the next board meeting scheduled for November 18.
      At a regularly scheduled meeting of the board on October 27, 2004, Quinton management briefed the directors of Quinton on the discussions with Cardiac Science, the potential benefits of a transaction and preliminary projected financial information relating to the combined company. The board debated the benefits of a potential combination with Cardiac Science and indicated to management that the board would support the transaction only if the relative ownership interests of the companies’ security holders were set in a manner that reflected an appropriate premium to Quinton’s current stock price and only if the corporate governance of the combined company ensured that Quinton’s current management and board would have sufficient input into the operations of the combined company. The consensus of the Quinton board of directors was that a potential combination with Cardiac Science merited further discussions between management of the two companies and directed senior management to continue discussions with Cardiac Science.
      Also in October 2004, Peter Crosby, a director of Cardiac Science, met with Ruediger Naumann-Etienne, Quinton’s chairman of the board. Messrs. Naumann and Crosby shared information about Quinton and Cardiac Science.
      In late October 2004, Messrs. Matysik and de Greef engaged in a number of discussions regarding the possibility of Newco being able to utilize Cardiac Science’s NOL carryforwards. Cardiac Science subsequently undertook a formal Section 382 analysis of the NOL carryforwards in light of the proposed transaction.
      In early November 2004, Messrs. Hinson and Matysik met with representatives of SunTrust Robinson Humphrey, or SunTrust, to discuss the possible engagement of SunTrust to serve as Quinton’s financial advisor and the terms of that engagement should Quinton continue to pursue discussions with Cardiac Science. They also discussed the transaction, preliminary financial summaries and estimates and possible synergies. SunTrust expressed its view that if a transaction were pursued the relative ownership interests of the companies’ security holders should be set in a manner that reflected an appropriate premium to Quinton’s current market valuation.
      On November 2, 2004, Messrs. Hinson, Matysik, Cohen and Newton met at a hotel in Bellevue, Washington to discuss the restructuring of the senior notes and related warrants in connection with a possible merger of Cardiac Science and Quinton. Mr. de Greef participated in the meeting by telephone. Mr. Newton suggested that the combined company partially pay down the senior notes with cash on hand and then refinance the remainder with new loans. The possibility of converting a portion of the senior notes into stock was also briefly discussed. Mr. Newton, on behalf of the senior note holders, indicated the note holders would be open to considering alternative restructuring proposals. Mr. Hinson advised Messrs. Newton, Cohen and de Greef that Quinton strongly preferred to restructure the Cardiac Science senior notes for a combination of common stock and cash and to substantially reduce or eliminate the related warrant overhang. Messrs. Cohen and Hinson agreed that while they believed it might be possible to pay down as much as half the Cardiac Science senior notes in cash, the remainder of the value should consist of stock of the combined company. Mr. Hinson expressed the view that Quinton did not look favorably on the issuance of preferred stock in connection with the restructuring and that conversion into common stock was preferable in order for all stockholders to have the same class of stock and for the market to understand that the senior note holders were supportive of the transaction and the prospects for the combined company.
      On November 8, 2004, Mr. Newton provided Cardiac Science and Quinton with three preliminary, non-binding proposals relating to the restructuring of Cardiac Science’s senior notes and related warrants in connection with the potential merger transaction. The first proposal contemplated that the senior notes would remain outstanding and certain terms of the senior notes would be amended, including, without limitation, the addition of conversion and redemption rights. The second proposal contemplated the conversion of the senior notes into preferred stock of the combined entity and provided for the additional issuance of an unspecified number of shares of common stock of the combined entity. The third proposal called for repayment of 50% of the balance of the senior notes in cash upon closing of the transaction and conversion of the remaining amount into an unspecified number of shares of common stock of the combined entity, with an additional issuance of an unspecified number of shares of common stock of the combined entity. Each of the proposals included the complete retention and carryover of all related warrants, including applicable anti-dilution rights, as well as a reduction in the exercise price of the warrants to match the transaction price.
      On November 9, 2004, Messrs. Hinson and Matysik had a telephone conversation with Mr. de Greef in which they proposed an equity split of the combined company whereby Quinton stockholders would receive 48% to 50% of the combined company after the senior note and related warrant restructuring which was predicated on the senior note holders of Cardiac Science agreeing to convert their senior notes and related warrants for an amount valued at approximately $70 million, of which $30 million would consist of cash and the remainder would consist of stock of the combined company. The proposed ownership split, which implied a premium to Quinton’s then current market valuation, was based on the relative financial performance of the two companies.
      On November 15, 2004, Messrs. Hinson, Cohen and de Greef held a conference call in which they further discussed the equity split and the senior notes and warrant conversion within the parameters proposed by Messrs. Hinson and Matysik on the November 9 call. Mr. Cohen agreed to engage in further discussions with the senior note holders about converting the senior notes and related warrants on the terms suggested by Messrs. Hinson and Matysik.
      On November 17, 2004, the board of directors of Quinton held a meeting to discuss a potential transaction with Cardiac Science. Management reported on the progress of discussions with Cardiac Science and its senior note holders and responded to directors’ questions and comments, including the proposed ownership split and the terms of the proposed restructuring of the senior notes and related warrants. Outside legal counsel for Quinton briefed the Quinton board on the fiduciary responsibilities of directors in the context of a business combination or other acquisition transaction. Finally, the board reviewed management’s proposal to engage SunTrust as Quinton’s financial advisor for the proposed transaction and SunTrust’s proposed engagement letter. The board of directors instructed management to continue exploratory due diligence and its discussions with Cardiac Science.
      On November 17, 2004, at a regularly scheduled meeting of Cardiac Science’s board of directors, Mr. Cohen updated the board of directors on the status of potential combination and partnership opportunities. Outside legal counsel briefed the Cardiac Science board of directors on the fiduciary responsibilities of directors in an acquisition or combination context and answered questions from the board of directors.
      On November 18, 2004, at a continuation of the prior day’s meeting, Cardiac Science’s board of directors reviewed with management and CIBC World Markets the results of their discussions on behalf of Cardiac Science with other parties regarding alternative transactions to the proposed transaction with Quinton. It was noted that many of the discussions were preliminary in nature and that none of the discussions then held to date, other than with Quinton, indicated any meaningful intent from other companies to actively pursue a potential transaction with Cardiac Science. Following that review, Mr. Newton recused himself from the meeting. After Mr. Newton’s departure, CIBC World Markets discussed with the board of directors structural and financial aspects of a potential transaction with Quinton, including the restructuring of Cardiac Science’s senior notes and implied premiums for Quinton based on the proposed equity split and a range of historical trading prices of Cardiac Science’s common stock relative to those of Quinton’s common stock. It was noted that any implied premium would continue to fluctuate depending upon the relative trading prices of each company. During such discussion, the board of directors asked a number of questions concerning the details of the proposed transaction with Quinton and the feasibility of any of the other strategic options. Additionally, the board of directors, other than Mr. Newton who had previously departed from the meeting, unanimously authorized Cardiac Science’s management and financial advisor to proceed with discussions with Quinton regarding a business combination on the general terms presented to the board of directors, including the proposition that the current equity split proposal implied a premium to Quinton’s current market valuation, and to continue to explore other potential strategic alternatives.
      On November 19, 2004, Messrs. Cohen and Hinson held a teleconference to discuss the results of each company’s respective board meetings and the desire of both parties to set up a timeline for a formal due diligence process.
      On November 29, 2004, Messrs. Hinson, Matysik, Cohen, de Greef and representatives from each of the companies’ financial advisors met at a hotel in Bellevue, Washington. Each team presented an overview of its company. The parties also discussed generally the potential cost savings that could result from the proposed business combination.
      In mid-December, Messrs. Cohen and de Greef discussed with Mr. Newton the proposal from Messrs. Hinson and Matysik that the senior note holders convert their senior notes and related warrants into $30 million in cash and $40 million in stock of the combined company. The value contemplated by Quinton’s proposal was less than the range of potential value of approximately $78 million to $80 million derived by Mr. de Greef in early December based on the $50 million in principal amount owed under the senior notes, approximately $12 million in accrued interest owed through an anticipated closing date of June 30, 2005, and $16 million to $18 million attributed by Cardiac Science to the related warrants using, with the assistance of Cardiac Science’s financial advisor, a Black-Scholes option valuation model that was performed on December 3, 2004 using the closing sales price of Cardiac Science common stock on The Nasdaq National Market on December 1, 2004 of $2.22 per share. After some deliberations, Mr. Newton contacted Messrs. Cohen and de Greef and informed them that the senior note holders would be willing to convert the senior notes and related warrants for an aggregate value of $75 million, $30 million of which would consist of cash. Over the course of the next two weeks, Messrs. Cohen and de Greef engaged in numerous conversations with Mr. Newton on the proposed senior note restructuring.
      On December 6, 2004, Messrs. Matysik and de Greef and representatives from Cardiac Science’s financial advisor had a telephone discussion in which they reviewed Quinton’s financial statements and other financial information relating to Quinton.
      On December 10, 2004, at a regularly scheduled meeting of the board of directors of Quinton, the board of directors discussed with Quinton’s senior management the potential deal structure, relative ownership interests of the companies’ security holders in the combined entity, possible synergies and cost savings resulting from the transaction, risks associated with the transaction, including dilution of Quinton stockholders and potential accretion to Quinton stockholders on an earnings per share basis. The board of directors also reviewed the proposed timetable for a transaction and approvals required to complete the transaction.
      From December 14 to December 16, 2004, members of Cardiac Science’s legal due diligence team met at the offices of Quinton’s outside legal counsel in Seattle, Washington to conduct legal due diligence on Quinton. From December 20 to December 22, members of Quinton’s due diligence team, including representatives from Quinton’s outside legal and financial advisors, met at the offices of Cardiac Science’s outside legal counsel in Newport Beach, California to conduct legal, financial and operational due diligence on Cardiac Science. During this visit, Mr. Matysik and representatives from SunTrust reviewed Cardiac Science’s financial statements and other financial information with Mr. de Greef.
      Throughout December 2004 and January 2005, executive and senior management personnel of Quinton, Cardiac Science and their respective outside legal counsel, consultants and accountants conducted due diligence, including legal, technology, intellectual property, tax, financial, regulatory, manufacturing, marketing and human resources, on each company. This due diligence included visits to each of the companies’ manufacturing facilities. During this time, Messrs. Matysik and de Greef and members of their respective finance staffs discussed extensively the potential cost savings that could result from the combination.
      In early January 2005, the senior executives of both companies exchanged a number of proposals which contemplated that Quinton stockholders would own between 48% and 50% of the combined company and the security holders of Cardiac Science (including the senior note holders to the extent they received stock in connection with the restructuring of Cardiac Science’s senior notes and related warrants) would hold between 50% and 52% of the combined company, in each case without giving effect to the outstanding options of either company or other warrants of Cardiac Science. The proposals contemplated that the senior note holders would convert their senior notes and related warrants into between $25 million to $30 million in cash and $40 million to $50 million in common stock of the combined entity.
      On January 7, 2005, the board of directors of Quinton held a meeting during which the directors reviewed the proposed transaction with senior management and Quinton’s financial advisor, including management’s views on how the proposed transaction fit into Quinton’s growth strategy, other strategic alternatives recently considered by management and the board, a current draft of the term sheet, Cardiac Science’s operations and products, an overview of the perceived strengths and weaknesses of Cardiac Science, the potential benefits and risks of combining with Cardiac Science and the business model for the combined company. The directors also reviewed summary financial information and projections for the combined company prepared by senior management.
      On January 7, 2005, the board of directors of Cardiac Science held a telephonic meeting with Cardiac Science’s management and legal and financial advisors during which outside legal counsel for Cardiac Science again reviewed the fiduciary responsibilities of directors in the context of a business combination or other acquisition transaction. Cardiac Science’s outside legal counsel reminded the board of directors, as previously discussed that, as a result of Mr. Newton’s affiliation with Perseus, LLC and the senior note holders, he should not participate in the board of directors’ deliberations concerning the proposed transaction and the debt and warrant conversion proposal with the senior note holders. Mr. Newton recused himself from the meeting when the directors discussed the merits of these transactions. The remaining members of the board of directors considered, with the assistance of Cardiac Science’s management and legal and financial advisors, strategic alternatives pursued by the company, the status of the proposed transaction, a current draft of the term sheet and a transaction timeline and also considered certain financial aspects of the transaction including the relative contributions of Cardiac Science and Quinton to the combined company’s financial performance and other financial information relating to the combined company and the senior notes and related warrants. Mr. Cohen then described the valuation of Cardiac Science’s outstanding senior notes and related warrants and the terms of the debt and warrant conversion proposal with the senior note holders in more detail, including the payment of approximately $25 to $30 million in cash and the issuance of approximately $40 to $50 million in common stock of the combined company. After substantial discussion among the directors concerning the proposed transaction with Quinton and the conversion of the senior notes and related warrants, the board of directors, other than Mr. Newton, authorized management to negotiate a merger agreement substantially upon the terms discussed at the meeting.
      Following the respective board meetings, Messrs. Cohen and de Greef contacted Mr. Newton regarding the terms of the proposed senior note and warrant restructuring, whereby the senior note holders would convert their senior notes and related warrants into an aggregate amount of $72.5 million, $30 million of which would consist of cash and the remainder would consist of stock of the combined entity. Messrs. Cohen and de Greef then contacted Messrs. Hinson and Matysik regarding the terms of the proposed agreement with the senior note holders concerning conversion of the senior notes and related warrants. Messrs. Hinson and Matysik proposed that the restructuring of Cardiac Science’s senior notes and related warrants should consist of a cash payment of no more than $25 million, with the remainder to be converted into common stock of the combined company. After evaluating the proposal from Messrs. Hinson and Matysik, Messrs. Cohen and de Greef contacted Mr. Newton regarding the proposed change in the terms of the conversion of the senior notes and related warrants. Mr. Newton responded that if there was a decrease in the cash component of the restructuring consideration, the aggregate value to be received by the senior note holders needed to be greater. Messrs. Cohen and de Greef indicated that they would evaluate the proposal.
      On January 12, 2005, in a telephone conference between Messrs. Cohen and Newton, the parties discussed a proposal that the senior note holders would receive an increase in the aggregate value received from conversion of their senior notes and related warrants from $72.5 million to $73.75 million, $25 million of which would be in cash and the remainder in shares of common stock of the combined company. Mr. Newton, on behalf of the senior note holders, indicated that such holders would support the revised proposal presented by Mr. Cohen.
      On January 12, 2005, Mr. Hinson met with Mr. Newton at a restaurant in New York City. Mr. Newton indicated that the senior note holders of Cardiac Science remained supportive of the proposed transaction and the proposed management structure of the combined company.
      Beginning in mid-January 2005, senior executives of Quinton and Cardiac Science and their respective outside legal counsel began negotiating the draft merger agreement. On January 20 and January 21, Messrs. Hinson, Matysik, Cohen and de Greef, and representatives of outside legal counsel for Quinton and Cardiac Science, met at the Seattle, Washington office of Quinton’s outside legal counsel to discuss the merger agreement, the status of certain due diligence matters, alternative legal structures for the combination, and other issues relating to the transaction, including alternative ways to structure the conversion of Cardiac Science’s senior notes, and related warrants, the impact of the transaction on the respective companies’ outstanding stock options, and alternatives relating to equity compensation plans for the combined company.
      During this time, the senior executive teams of both companies, with the assistance of the companies’ respective financial advisors, engaged in negotiations regarding the ownership split of the combined company. On January 20, 2005 Cardiac Science management proposed that ownership of the combined company be split so that Quinton stockholders would receive 48.5% of the combined company. Quinton management proposed in response that Quinton stockholders would receive 49.0% of the combined company. Senior management of Cardiac Science and Quinton subsequently agreed to recommend to their respective boards of directors that the exchange ratios be set so that the current stockholders of Quinton would own 48.7% of the combined company and the current owners of Cardiac Science (including the senior note holders following the restructuring of the Cardiac Science senior notes and related warrants) would own 51.3% of the combined company, in each case without giving effect to outstanding options of either company or other warrants of Cardiac Science.
      Also during this time, Mr. Newton, on behalf of the senior note holders, proposed that the common stock consideration to be received in exchange for the conversion of their senior notes and related warrants be subject to a collar to protect the senior note holders from a decline in the price of Cardiac Science common stock between the date the merger agreement was signed and the date of closing of the transaction.
      On January 31, 2005, the Quinton board of directors held a meeting in which management and outside legal counsel reviewed the history and current status of negotiations with Cardiac Science and the senior note holders and the status and current results of due diligence. The board of directors discussed the perceived benefits of the proposed transaction, the proposed equity ownership split and how the transaction would fit into Quinton’s growth strategy. With Quinton’s outside legal counsel and management, the Quinton board also reviewed and discussed key provisions of the draft merger agreement. In addition, management and the board discussed the impact of Quinton and Cardiac Science options and warrants on the fully-diluted ownership of the combined company.
      On February 2, 2005 at a meeting of the Cardiac Science board of directors held to discuss the potential transaction with Quinton, CIBC World Markets discussed with the board of directors the financial terms of the proposed transaction, the types of financial analyses that it would perform in its evaluation of the Cardiac Science exchange ratio and the results of preliminary discussions with other companies regarding their possible interest in a transaction with Cardiac Science. Mr. Newton then exited the meeting and Messrs. Cohen and de Greef briefed the directors on the status of the proposed transaction with Quinton, the status of the merger agreement and agreements with the senior note holders, the valuation of the outstanding senior notes and related warrants and the revised timeline for the proposed transaction, including the anticipated date of execution of a definitive agreement. The remaining directors engaged in extensive discussion with Cardiac Science’s management and advisors regarding the proposed additional restructuring of the senior notes and related warrants, the draft merger agreement, results of due diligence on Quinton and other open issues identified by Messrs. Cohen and de Greef. The board of directors, other than Mr. Newton who had departed from the meeting, instructed management to continue working towards a definitive merger agreement with Quinton and to negotiate a definitive agreement with the senior note holders regarding the proposed senior note restructuring on the general terms presented to the board of directors.
      On February 2, 2005, Dr. Naumann-Etienne and Dr. Jue-Hsien Chern, another director of Quinton, met with Mr. Newton at a restaurant near the San Francisco airport to discuss matters related to the treatment of the senior notes in the transaction. The next day, Mr. Newton met with Mr. Hinson and Harvey Gillis, a Quinton director, at a restaurant in Bellevue, Washington to further discuss these matters, including the senior note holders’ proposal that their stock consideration be subject to a collar that would protect such holders from any decline in the price of the common stock of Cardiac Science.
      In early February, Cardiac Science completed an analysis regarding the company’s NOL carryforwards. The analysis indicated that NOL carryforwards of approximately $138.9 million would be subject to limitation under Section 382 of the Internal Revenue Code, assuming the merger closed. In that event, it was estimated the annual Section 382 limitation could range from $7.6 to $14.7 million for the first five years after the closing and $2.8 to $5.5 million for years thereafter based on a Cardiac Science estimated stock price of $1.00 to $1.75 at the time of the closing. The analysis also indicated that between $0 and $59.4 million of NOL carryforwards may be unavailable to reduce Newco’s federal income tax liability, if any, in future taxable periods due to the expected ownership change based on a Cardiac Science estimated stock price of $1.75 to $1.00, respectively. However, it was noted that the amount of the actual annual limitation and the availability of the actual NOL carryforwards was highly sensitive to and dependent on the market value of the stock of Cardiac Science immediately prior to the time the merger closed and therefore may be different from the ranges included in the analysis, especially if the market value of the stock of Cardiac Science was above or below the ranges assumed in the analysis.
      During the month of February 2005, the parties continued their respective due diligence investigations and continued to negotiate the terms of the merger and the merger agreement. The parties also began negotiating the senior note and warrant conversion agreement with the senior note holders, as well as an amendment to the registration rights agreement to which the senior note holders and other investors were party. During this time, following substantial negotiations with the senior note holders, the senior note holders agreed to withdraw their request for any price protection in the conversion and agreed to fix the conversion price using the closing sales price of Cardiac Science common stock on the trading day immediately preceding the signing of the note and warrant conversion agreement. Additionally, the parties also agreed that the board of directors of the combined company would consist of five current directors of Quinton and four current directors of Cardiac Science.
      At a Quinton board of directors’ meeting on February 11, 2005, Quinton’s senior executives briefed the directors on the status of the merger agreement and agreements with the senior note holders, due diligence, the strategic rationale for the transaction, the most recent financial summaries and estimates for the combined company, the timeline for the proposed transaction and preliminary post-closing integration plans. The Quinton board of directors also discussed alternatives to the transaction, including growth through acquisitions, the possibility of putting the company up for sale, and the possibility of finding an alternative partner for a strategic business combination. Quinton’s senior management, with input from the Quinton board, had from time to time considered possible acquisitions of or business combinations with a number of companies focused on cardiology and related areas. In some cases, Quinton had engaged in initial discussions and preliminary due diligence. However, for a variety of reasons, in no case had any of the other potential acquisitions or business combinations previously considered by Quinton advanced to definitive agreements. In some cases, Quinton determined that the target was not a strong strategic fit for Quinton or that the target’s competitive position in its market segment was not as strong as Quinton desired. In other cases, preliminary discussions revealed that there was too significant a gap between Quinton’s and the other party’s valuation expectations. In connection with its evaluation of the Cardiac Science transaction, the Quinton board discussed a number of the potential acquisition and business combination alternatives it had considered previously and concluded that none of them represented as significant a potential opportunity for advancing Quinton’s growth strategy as the proposed transaction with Cardiac Science. As to the merits of an outright sale of Quinton, the view of Quinton’s senior management, in which the Quinton board concurred, was that a sale of the company did not represent an attractive alternative at the time because a combination with Cardiac Science was deemed to provide Quinton stockholders a better opportunity for long-term value creation.
      The board of directors concluded that the business combination with Cardiac Science was preferable to these other alternatives only if assumptions about Cardiac Science’s projected growth rate and technology proved correct. The Quinton board of directors requested that management provide it with additional information regarding management’s due diligence investigation on these matters. At this meeting, the Quinton board of directors also discussed the financial results reflected in Cardiac Science’s preliminary unaudited 2004 financial statements. This led to concerns with respect to available cash for the combined company following the completion of the transactions. Consequently, the board requested that Quinton management revisit with the senior note holders the relative portions of cash and stock to be paid and issued to such holders in connection with the conversion of Cardiac Science’s senior notes and related warrants.
      On February 14, 2005, the Cardiac Science board of directors held a telephonic meeting where Mr. Cohen updated the directors on the status of the open issues related to the transaction and advised the directors that the parties anticipated signing the definitive merger agreement at the end of February pending the resolution of the remaining open issues.
      At a regularly scheduled board meeting on February 16, 2005, Quinton’s management presented in more thorough detail its due diligence findings relating to Cardiac Science’s intellectual property matters, as well as additional information relating to Cardiac Science’s projected growth rate and possible revenue growth opportunities. In addition, representatives of SunTrust presented to the board of directors a draft of its fairness analysis, including the types of financial analyses that it would perform in its evaluation of the Quinton exchange ratio. The board of directors indicated that it was satisfied with the due diligence and financial assumptions and projections and directed management to pursue the proposed transaction in earnest.
      Also in mid-February 2005, at the request of Quinton, Cardiac Science negotiated with the senior note holders to reduce the cash portion of the proposed senior note and warrant conversion transaction from $25 million to $20 million, which amount was to be paid primarily from Quinton’s existing cash balances. The decrease in the cash consideration was primarily to allow Newco to have sufficient capital and operational flexibility following the merger transaction. A result of the decrease in the cash portion of the consideration was that the stock portion of the consideration to be issued the senior note holders was correspondingly increased from $48.75 million to $53.75 million so that the total consideration remained $73.75 million. This increase in the stock portion of the consideration effectively decreased the number of shares which would be issued to the Cardiac Science stockholders (other than the senior note holders) in the merger transaction by approximately 3%.
      On February 25, 2005, the board of directors of Quinton held a telephonic conference call. Messrs. Hinson and Matysik made a presentation on the final deal terms and other information related to the proposed business combination, including an update of information previously presented to the board of directors. Outside legal counsel briefed the board of directors on changes to the merger agreement since the last draft reviewed by the board of directors and the key terms of the agreements relating to the conversion of Cardiac Science’s senior notes and related warrants. Mr. Matysik also discussed Cardiac Science’s draft earnings release, scheduled to be released on February 28, which contained Cardiac Science’s results of operations for the fiscal year and quarter ended December 31, 2004 and its projected financial results for 2005. Representatives of SunTrust delivered to the board its opinion that the Quinton exchange ratio was fair, from a financial point of view, to the stockholders of Quinton, and presented its analysis supporting its opinion. Because the final Quinton exchange ratio was determined in part by the closing price of Cardiac Science’s common stock on February 25, 2005, the SunTrust fairness opinion presented to the Quinton board at the February 25, 2005 meeting was in draft form. SunTrust advised the board that it would finalize its opinion following the calculation of the final Quinton exchange ratio. At the conclusion of the board meeting, the Quinton board of directors determined by a unanimous vote that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interest of Quinton and its stockholders, and approved the merger agreements and related matters, subject to Quinton receipt of

SunTrust’s final written fairness opinion and management’s satisfaction with the final version of Cardiac Science’s earnings release scheduled to be issued on February 28, 2005.
      On February 26, 2005, Cardiac Science’s board of directors held a telephonic conference call to consider approving the merger agreement. At this meeting, CIBC World Markets reviewed with the Cardiac Science board of directors its financial analysis of the Cardiac Science exchange ratio and rendered to the Cardiac Science board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 26, 2005, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Cardiac Science exchange ratio was fair, from a financial point of view, to the holders of Cardiac Science common stock (other than Perseus, LLC and its affiliates). After delivery of CIBC World Markets’ opinion, CIBC World Markets and Mr. Newton left the meeting and the board of directors continued its extensive discussions regarding the proposed transaction. Outside counsel then reviewed and the remaining directors discussed in detail the terms and conditions of the proposed merger agreement, senior note and warrant conversion agreement and amended and restated registration rights agreement which were included in the materials previously delivered to the board of directors. Extensive additional discussions among the remaining directors concerning the proposed transaction and the agreements continued. Following such discussions, members of the board of directors provided comments on the proposed resolutions for the meeting and directed management to revise the resolutions to incorporate their comments and to re-circulate the resolutions in the form of a written consent, which was executed by all of the directors, other than Mr. Newton with respect to the approval of the merger and the senior note and warrant conversion transactions, effective February 26, 2005. Throughout the process, including, without limitation, the February 26 meeting, Cardiac Science’s audit committee was kept informed about the proposed transaction.
      On February 28, 2005, representatives of Quinton, Cardiac Science, Newco, Heart Acquisition Corporation and Rhythm Acquisition Corporation executed the merger agreement and representatives of Cardiac Science, Newco and the entities affiliated with Perseus holding Cardiac Science’s senior notes executed the senior note and warrant conversion agreement and related agreements. Later on the same day, Quinton and Cardiac Science issued a press release announcing the execution of the merger agreement.
      On June 23, 2005, Quinton and Cardiac Science executed an amendment to the merger agreement. The purpose of the amendment was to make a technical correction to the formula for determining the cash to be received in lieu of fractional Newco common shares and to make a clarifying amendment with respect to Newco’s proposed Nasdaq ticker symbol. The amendment did not affect the exchange ratios to be applied upon the conversion of the shares of common stock of Quinton and Cardiac Science at the closing of the transaction or in any other way impact the rights or obligations of the companies or their stockholders.
Quinton’s reasons for the transaction
      In reaching its decision to approve and adopt the merger agreement and the transaction, the Quinton board of directors consulted with Quinton’s management and its financial and legal advisors, and considered a number of factors. In its decision to recommend the approval and adoption of the merger agreement, the board of directors of Quinton considered the following:

•	the potential strategic and other benefits of the transaction including:

•	the expectation that the combination will enhance prospects for revenue growth by providing an expanded product portfolio;

•	the expectation that the combined entity will possess stronger distribution capabilities in both domestic and international medical device markets and that there will be opportunities to cross sell existing products through the respective channels of the formerly independent companies;

•	the potential to leverage the combined technological expertise of Quinton and Cardiac Science to provide enhanced product development processes and opportunities;

•	the potential to leverage and improve the manufacturing strengths of the respective independent companies, utilizing best practices from each, to combine into a stronger and more efficient unified operation;

•	the expectation that the larger scale of the combined entity’s distribution capabilities, technological expertise and operational infrastructure will provide an enhanced platform from which to pursue an acquisition growth strategy;

•	the expectation that the larger market capitalization and increased profitability and cash flows of the combined entity will provide greater ability to finance potential acquisitions;

•	the potential financial benefits of the transaction including:

•	the potential for realizing annual cost savings estimated at $10 million through consolidating research, development, manufacturing and administrative functions; and

•	the positive balance sheet impact and interest expense reduction of approximately $8 million per year as a result of the elimination of Cardiac Science’s senior notes, which at February 28, 2005 had an aggregate principal and accrued interest balance of approximately $61 million.

•	historical information concerning Quinton’s and Cardiac Science’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position;

•	financial analyses with respect to the companies presented to the Quinton board of directors, including pro forma combined historical and projected financial information for the combined company;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Quinton’s common stock and Cardiac Science’s common stock, which revealed among other things that as of February 23, 2005, Cardiac Science’s stock traded at a 52-week high of $4.69 per share and a 52-week low of $1.39 per share, and Quinton’s stock traded at a 52-week high of $14.80 per share and a 52-week low of $6.80 per share;

•	the similar market capitalizations of both companies, which as of February 23, 2005 was approximately $144 million for Cardiac Science and $139 million for Quinton;

•	the firm values (equal to market capitalization plus debt and less cash and marketable securities) of both companies, which as of February 23, 2005 was approximately $183 million for Cardiac Science and $117 million for Quinton;

•	the belief based on industry reports and management estimates that the markets in which Quinton competes are growing at an aggregate annual rate of approximately 4%, while the principal market in which Cardiac Science competes is growing at an annual rate in excess of 20%;

•	the consideration to be received by Quinton’s and Cardiac Science’s respective stockholders as a result of the transaction and the relationship between the current and historical market values of Quinton common stock and Cardiac Science common stock;

•	the fact that the exchange ratios used for the purpose of determining the respective ownership interest of Quinton’s and Cardiac Science’s security holders implied a range of premiums to the trading price of Quinton’s common stock at February 23, 2005 and to the average trading price over certain trading periods preceding that date;

•	the opportunity for Quinton’s stockholders to participate in the potential growth of Newco after the completion of the transaction;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, a breakup fee in the amount of $4 million and conditions under which it is payable, and the conditions to the parties’ respective obligations to close the transaction, are reasonable;

•	the ability of the Quinton board of directors to review competing offers which may be superior to this transaction, subject to compliance with certain conditions;

•	the prospects of Quinton as an independent company, including:

•	the difficulty of achieving faster revenue growth in light of the markets in which Quinton currently competes; and

•	the possibility that Quinton would not be able to demonstrate clear leadership in the marketplace and sufficient size to consistently distinguish itself on a stand-alone basis from its competitors;

•	the potential for other third parties to enter into strategic relationships with or to acquire or merge with Quinton or Cardiac Science;

•	the opinion of SunTrust Robinson Humphrey, subject to the assumptions and considerations in its opinion, that the Quinton exchange ratio was fair from a financial point of view to Quinton and the analysis of SunTrust Robinson Humphrey underlying its fairness opinion (please read Annex B carefully and see “Opinion of Quinton’s Financial Advisor” beginning on page );

•	the expectation that the transaction will be treated as a tax-free reorganization and/or a tax-free exchange for United States federal income tax purposes;

•	the results of the due diligence investigation of Cardiac Science performed by Quinton’s management, legal and financial advisors; and

•	the interests of the officers and directors of Quinton in the transaction, including the matters disclosed under “Interests of Quinton directors, officers and affiliates in the transaction” beginning on page .
      The Quinton board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the transaction, including, but not limited to:

•	the risk that anticipated revenue growth of Newco may not occur;

•	the risk that the potential benefits sought in the transaction might not be fully realized;

•	the possibility that the transaction might not be consummated despite the parties’ efforts even if approved by stockholders;

•	the possibility that Newco may be adversely affected by known and unknown risks associated with Cardiac Science’s business, such as risks associated with pending patent litigation to which Cardiac Science is a party;

•	the effect of public announcement of the transaction on:

•	Quinton’s ability to attract and retain key management, marketing and technical personnel; and

•	Quinton’s relationships with customers and suppliers;

•	the significant adverse impact to the net income of Newco that will arise as a result of the impact of purchase accounting for the transaction;

•	the substantial costs to be incurred in connection with the transaction, including costs of integrating the businesses and the combined transaction expenses (at the time estimated to be $4.5 million and currently estimated to be $6 million) arising from the transaction;

•	the risk that, despite the efforts of Newco, key technical and management personnel might not remain employed by Newco following the transaction;

•	the challenges of integrating the businesses of Quinton and Cardiac Science, which may be exacerbated by the geographic separation of the companies;

•	the risk that Quinton will not be able to pursue other potential business transactions as a result of the restrictions on the conduct of Quinton’s business that are in effect through the closing of the transaction or the termination of the merger agreement; and

•	other risks described in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page .
      The foregoing discussion of the information and factors considered by the Quinton board of directors is not intended to be exhaustive but includes the material factors considered by the Quinton board of directors. In view of the complexity and wide variety of information and factors, both positive and negative considered by the Quinton board of directors, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Quinton board of directors did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the Quinton board of directors conducted an overall analysis of the factors described above, including discussions with Quinton’s management and legal, financial and accounting advisors. In considering the factors described above, individual members of the Quinton board of directors may have given different weight to different factors. The Quinton board of directors considered all these factors as a whole and believed the factors supported its determination to approve the transaction.
Recommendation of Quinton’s board of directors
      After taking into consideration all of the factors set forth above, the Quinton board of directors concluded that the transaction was advisable, fair to and in the best interests of, Quinton and its stockholders, approved and adopted the merger agreement and the transaction, and recommends that Quinton stockholders vote in favor of approval and adoption of the merger agreement. In considering the recommendation by the Quinton board of directors that you vote in favor of the merger agreement, you should be aware that some directors and officers of Quinton have interests in the transaction that are different from, or are in addition to, the interests of Quinton’s stockholders generally. Please see the section entitled “Interests of Quinton directors, officers and affiliates in the transaction” beginning on page      of this joint proxy statement/prospectus.
Cardiac Science’s reasons for the transaction
      In making its determination to approve and adopt the merger agreement and the transaction and to recommend approval and adoption of the merger agreement by the Cardiac Science stockholders, the Cardiac Science board of directors consulted with its senior management and legal and financial advisors. As discussed in more detail below, these consultations included discussions regarding Cardiac Science’s past and current business operations and financial conditions, increased competition in the AED marketplace with competitors with greater name recognition and resources, the strategic rationale of the potential transaction with Quinton, and financial aspects of the transaction.
      In reaching its conclusion to recommend the approval and adoption of the merger agreement, the Cardiac Science board of directors considered the following factors as generally supportive of its decision:

•	the potential strategic benefits of the transaction including:

•	the belief that the combined entity would be able to take advantage of significantly improved economies of scale for Cardiac Science to effectively compete in the AED marketplace against competitors with greater name recognition, financial and other resources, and greater pricing flexibility;

•	the expectation that the combined entity would be able to have a more predictable and stable source of revenues and be able to meet other customer needs by offering a broader set of products;

•	the expectation that the combined entity would be able to offer enhanced product distribution to domestic medical marketplaces for the Cardiac Science product lines by utilizing Quinton’s established distributor channels;

•	the potential for leveraging the combined technological and manufacturing strengths of Cardiac Science and Quinton to create additional operational synergies;

•	the potential financial benefits of the transaction including:

•	the potential for realizing annual cost savings estimated at $10 million through consolidating research, development, manufacturing and administrative functions;

•	the positive balance sheet impact and estimated interest expense reduction of $8 million per year as a result of the elimination of Cardiac Science’s senior notes which at February 28, 2005 had an aggregate principal amount and accrued interest balance of approximately $61 million;

•	the expectation that, excluding expenses related to the transaction and the integration of the companies, we would achieve positive cash flow from operations upon consummation of the transaction and would be able to achieve sustainable profitability sooner than Cardiac Science could on a stand alone basis;

•	the terms of the merger agreement, including:

•	the mutual representations, warranties and covenants of the parties;

•	the ability of the Cardiac Science board of directors to review competing offers which may be superior to the transaction, subject to compliance with certain requirements;

•	the limited closing conditions and the low risk of nonsatisfaction of those conditions; and

•	the belief that the termination fee of $4 million was reasonable in light of the relative market values of Quinton and Cardiac Science;

•	the future prospects of Cardiac Science as an independent company, including the possibility of future operating losses, cash consumption and the probability that Cardiac Science would likely have to obtain additional financing by early 2006 to fund its existing operations and additional financing thereafter to support long-term expansion plans, manufacturing, research and development activities and debt repayment, or achieve a level of revenue adequate to support Cardiac Science’s cost structure, and the likelihood that such financings would be dilutive to the existing Cardiac Science stockholders;

•	the results of Cardiac Science’s discussions with other parties regarding alternative strategic relationships;

•	the financial analyses of CIBC World Markets, including its opinion, dated February 26, 2005, to the Cardiac Science board of directors (attached as Annex C to this joint proxy statement/ prospectus) as to the fairness, from a financial point of view and as of the date of the opinion, of the Cardiac Science exchange ratio, as more fully described below under the caption “Opinion of Cardiac Science’s Financial Advisor” beginning on page ;

•	the expectation that the transaction will be treated as a tax-free reorganization and/or a tax-free exchange for United States federal income tax purposes; and

•	the opportunity for Cardiac Science’s stockholders to participate in the potential growth of the combined entities.
      In its review and evaluation of the transaction, the Cardiac Science board of directors also considered the following potentially negative factors or risks:

•	the risk that the potential benefits and anticipated cost savings sought in the transaction might not be fully realized;

•	the inherent difficulties in successfully integrating the operations of the companies;

•	the effect of the public announcement of the transaction on significant customers, including GE Healthcare, or strategic partners;

•	that, if the transaction is not consummated, Cardiac Science would have incurred approximately $2 million in costs and expended significant management resources, which would likely cause significant distractions from the day to day operations of Cardiac Science during the period before the transaction was terminated; and

•	other risks described in the section of this joint proxy statement/prospectus entitled “Risk Factors — Risks related to the transaction” beginning on page .

      The Cardiac Science board of directors also considered the following factors relating to the transaction:

•	the interests of some of the officers and directors of Cardiac Science in the transaction in addition to their interests as stockholders of Cardiac Science generally, including the matters disclosed under “Interests of Cardiac Science directors, officers and affiliates in the transaction” beginning on page ;

•	the similar market capitalizations of both companies, which as of February 25, 2005 was $162.7 million for Cardiac Science and $150.2 million for Quinton;

•	the expected closure of Cardiac Science’s headquarter and manufacturing facilities which would result in the relocation or termination of the Cardiac Science employees employed at such locations;

•	the results of the due diligence investigation of Quinton performed by Cardiac Science’s management and legal and financial advisors; and

•	historical information concerning Cardiac Science’s and Quinton’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position.
      The above discussion of the material factors considered by the Cardiac Science board of directors in evaluating the transaction is not intended to be exhaustive, but rather includes the material factors considered by the Cardiac Science board of directors. In view of the wide variety of factors considered by the Cardiac Science board of directors in evaluating the transaction, it did not find it useful to quantify, rank or otherwise assign relative or specific weights to the various factors. In considering the factors described above, individual members of the Cardiac Science board of directors may have given different weight to different factors. The Cardiac Science board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Cardiac Science’s management and legal and financial advisors and believed that, overall, the factors were favorable to, and supportive of, its determination to approve and adopt the merger agreement and the transaction.
      This summary of Cardiac Science’s reasons for the transaction, as well as certain information presented in this section, is forward-looking in nature and should be read in connection with the factors discussed in the section entitled “Special Note Regarding Forward-Looking Statements” on page      of this joint proxy statement/prospectus.
Recommendation of Cardiac Science’s board of directors
      After careful consideration of all of the factors set forth above, the Cardiac Science board of directors, other than Mr. Newton who abstained due to potential conflicts of interest, concluded that the transaction was advisable, fair to and in the best interests of, Cardiac Science and its stockholders, approved and adopted the merger agreement and the transaction, and recommends that the Cardiac Science stockholders vote “FOR” approval and adoption of the merger agreement.
Opinion of Quinton’s financial advisor
      Quinton has engaged SunTrust Robinson Humphrey as its financial advisor in connection with the proposed merger transaction. At the February 25, 2005 meeting of the Quinton board of directors, SunTrust Robinson Humphrey reviewed with the board of directors its financial analysis of the merger transaction and delivered its opinion that, as of the date of such opinion and based upon and subject to certain matters stated therein, the merger consideration is fair from a financial point of view to Quinton’s stockholders.
      The companies chosen by SunTrust Robinson Humphrey as representative in the analysis of selected publicly traded companies and selected merger and acquisitions transactions represent a selection of small to middle market capitalization companies that operate within the medical device industry and, where possible, more specifically focus on cardiovascular devices. In each case, the actual companies and transactions selected were limited to those where public information was available and SunTrust Robinson Humphrey’s analyses did not necessarily utilize all companies or businesses that could be deemed comparable to Cardiac Science, Quinton or Newco. No company or business used in SunTrust Robinson Humphrey’s analysis as a comparison is identical to either Quinton or Cardiac Science, and no merger or acquisition transaction used in its analysis as a comparison is identical to the transaction between Quinton and Cardiac Science.
      The full text of the opinion of SunTrust Robinson Humphrey, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B and is incorporated herein by reference. The description of the SunTrust Robinson Humphrey opinion set forth herein is qualified in its entirety by reference to the full text of the SunTrust Robinson Humphrey opinion. Quinton stockholders are urged to read the opinion in its entirety.
      SunTrust Robinson Humphrey’s opinion is directed to the board of directors of Quinton and relates only to the fairness from a financial point of view of the merger consideration to Quinton’s stockholders pursuant to the proposed merger transaction. SunTrust Robinson Humphrey’s opinion does not address any other aspect of the merger transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Quinton stockholders’ meeting.

Material and Information Considered with Respect to the Merger Transaction
      In arriving at its opinion, SunTrust Robinson Humphrey among other things:

•	reviewed drafts of the agreements related to the merger transaction, including the merger agreement and exhibits thereto;

•	reviewed certain publicly available information concerning Quinton and Cardiac Science that SunTrust Robinson Humphrey believed to be relevant to its analysis;

•	reviewed and analyzed certain historical and projected financial and operating data concerning Quinton and Cardiac Science furnished to SunTrust Robinson Humphrey by Quinton and Cardiac Science, respectively;

•	conducted discussions with members of management of Quinton and Cardiac Science concerning their respective businesses, operations, present conditions, future prospects and expected strategic benefits from the combination of Quinton and Cardiac Science;

•	reviewed the historical market prices and trading activities for the common stocks of Quinton and Cardiac Science and compared them with those of selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant;

•	compared the historical and projected financial results and present financial condition of Quinton and Cardiac Science with those of selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant;

•	reviewed the financial terms of the merger transaction with financial terms, to the extent publicly available, of selected merger and acquisition transactions that SunTrust Robinson Humphrey deemed relevant;

•	performed certain financial analyses with respect to Quinton’s and Cardiac Science’s pro forma financial condition and projected future operating performance; and

•	reviewed other financial statistics and undertook other analyses and investigations as SunTrust Robinson Humphrey deemed appropriate.
      In arriving at its opinion, SunTrust Robinson Humphrey assumed and relied upon the accuracy and completeness of the financial and other information provided to it by Quinton and Cardiac Science without independent verification. With respect to the financial forecasts of Quinton and Cardiac Science, including estimates of the cost savings and other potential synergies anticipated to result from the merger transaction,

SunTrust Robinson Humphrey was advised by the senior management of Quinton and Cardiac Science that they were reasonably prepared and reflected the best available estimates and judgments of the management of both Quinton and Cardiac Science. In arriving at its opinion, SunTrust Robinson Humphrey did not conduct a physical inspection of the properties and facilities of Quinton or Cardiac Science. SunTrust Robinson Humphrey has not made or obtained any evaluations or appraisals of the assets or liabilities of Quinton or Cardiac Science.
      The SunTrust Robinson Humphrey opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to SunTrust Robinson Humphrey, as of the date of its opinion. The financial markets in general and the market for the common stock of Quinton and Cardiac Science, in particular, are subject to volatility, and SunTrust Robinson Humphrey’s opinion did not address potential developments in the financial markets or the market for the common stock of Quinton or Cardiac Science after the date of its opinion. For purposes of its opinion, SunTrust Robinson Humphrey assumed that:

•	the transaction would be consummated in accordance with the terms of the merger agreement and related documents without any waiver of any material terms or conditions by Quinton or Cardiac Science;

•	the transaction would be treated as a tax-free reorganization for income tax purposes; and

•	all material governmental, regulatory or other consents or approvals (contractual or otherwise) necessary for the consummation of the merger transaction would be obtained without requiring any restrictions, including any divestiture requirements or amendments or modifications, that would have a material adverse effect on Quinton, Cardiac Science or the expected benefits of the merger transaction.
      Subsequent developments may affect SunTrust Robinson Humphrey’s opinion and SunTrust Robinson Humphrey does not have any obligation to update, revise or reaffirm its opinion.
      In preparing its opinion, SunTrust Robinson Humphrey performed a variety of financial and comparative analyses, a summary of which are described below. The summary is not a complete description of the analyses underlying SunTrust Robinson Humphrey’s opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and SunTrust Robinson Humphrey’s opinion.
      In performing its analyses, SunTrust Robinson Humphrey made numerous assumptions with respect to Quinton, Cardiac Science, industry performance and general business, economic, market and financial conditions, many of which are beyond the control of Quinton and Cardiac Science. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.
      SunTrust Robinson Humphrey’s opinion and analyses were only one of many factors considered by the Quinton board of directors in its evaluation of the merger transaction and should not be viewed as determinative of the views of the Quinton board of directors or management of Quinton with respect to the merger transaction or the merger consideration. The terms of the merger transaction were determined on the basis of negotiations between Quinton and Cardiac Science. Quinton’s decision to enter into the merger transaction was made solely by the Quinton board of directors.

      The following is a summary of the material financial and comparative analyses presented by SunTrust Robinson Humphrey in connection with its opinion to the Quinton board of directors.

Analysis of Transaction Structure
      SunTrust Robinson Humphrey analyzed the value of the merger consideration to Quinton’s stockholders pursuant to the merger transaction based on Quinton’s closing stock price on February 23, 2005, as well as the implied value per share of Quinton based on various analyses. SunTrust Robinson Humphrey also evaluated these values in relation to Cardiac Science’s closing stock price on February 23, 2005, as well as the implied value per share of Cardiac Science based on various analyses.

Analysis of Quinton

Market Analysis of Selected Publicly-Traded Companies
      SunTrust Robinson Humphrey reviewed and compared selected publicly available financial data, market information and trading multiples for Quinton with other selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant to Quinton. These companies are:

Cantel Medical (CMN)	Merit Medical (MMSI)
Cholestech (CTEC)	VIASYS Healthcare (VAS)
Encore Medical (ENMC)	Vital Signs, Inc (VITL)
E-Z-EM Inc. (EZM)
      For the selected publicly-traded companies, SunTrust Robinson Humphrey analyzed, among other things, firm value (or market capitalization plus debt less cash and cash equivalents) as a multiple of: latest twelve months (“LTM”) and projected 2005 and 2006 revenues; earnings before interest, taxes, depreciation and amortization (“EBITDA”); and earnings before interest and taxes (“EBIT”). SunTrust Robinson Humphrey also compared stock price as a multiple of LTM and projected 2005 and 2006 earnings per share (“EPS”) and Book Value (total stockholders’ equity as of December 31, 2004). All multiples were based on closing stock prices as of February 23, 2005. Historical revenues, EBITDA, EBIT and EPS results were based on financial information available in public filings and press releases of the selected companies. Projected EPS estimates were based on research reports and First Call consensus estimates. First Call is an information provider that publishes a compilation of estimates of projected financial performance for publicly-traded companies produced by equity research analysts at leading investment banking firms. Projected revenues, EBITDA and EBIT figures were taken from equity research reports written by analysts at leading investment banking firms. The table below sets forth the mean multiples for Quinton indicated by the market analysis of selected publicly-traded companies, as well as low and high multiples from that analysis. In connection with its analysis, SunTrust Robinson Humphrey concluded that some of the multiples for certain selected companies were not meaningful because they departed significantly from the mean multiple derived from all of the selected company multiples. In the table below, the Mean Multiple, Low Multiple and High Multiple do not include multiples that were excluded for purposes of SunTrust Robinson Humphrey’s analysis on that basis.

	Mean Multiple		Low Multiple		High Multiple
	of Selected		of a Selected		of a Selected		Multiple for
	Companies		Company		Company		Quinton

Firm Value to:
LTM Revenues	1.81	x	0.79	x	2.90	x	1.31	x
2005E Revenues	1.27		0.83		2.00		1.22
2006E Revenues	1.18		0.77		1.78		1.13
LTM EBITDA	9.71		8.86		10.27		17.07
2005E EBITDA	7.74		4.06		10.28		11.69
2006E EBITDA	3.68		3.68		3.68		8.84
LTM EBIT	14.54		11.34		25.03		22.46
2005E EBIT	11.96		10.69		14.38		16.99
2006E EBIT	10.61		8.84		12.39		12.98
Equity Value to:
LTM Net Income	24.09	x	19.69	x	31.38	x	9.29	x
2005E Net Income	21.58		15.70		31.78		37.03
2006E Net Income	16.78		14.86		19.44		30.63
Book Value	2.32		1.21		3.40		2.39
      Based upon the multiples derived from this analysis and Quinton’s historical and projected results, SunTrust Robinson Humphrey calculated a range of implied equity values for Quinton between $5.04 and $25.63 per share with average and median implied equity values of $9.44 and $7.43 per share, respectively. These were compared to an implied transaction value for Quinton of $15.03 per share, which represented an implied premium to Quinton stockholders of 51.9%, based on a Quinton share price of $9.90 and Cardiac Science share price of $1.67. The implied transaction value was determined by multiplying the mean implied value of Cardiac Science’s common stock by an implied exchange ratio of 8.01 shares of Cardiac Science for each share of Quinton. This implied exchange ratio assumed for analysis purposes only that Cardiac Science was the acquiring entity, and represented the number of shares of Cardiac Science common stock that, based upon the February 23, 2005 Cardiac Science common stock closing price of $1.67 per share, would have to be issued for each outstanding share of Quinton common stock in order for Quinton’s stockholders to represent 48.7% of the combined entity’s equity ownership. The methodology and calculation of the implied value of Cardiac Science’s common stock is discussed in the section of this joint proxy statement/prospectus entitled “Analysis of Cardiac Science” set forth below.
      In calculating the range of implied values, SunTrust Robinson Humphrey multiplied the mean multiple for each financial metric listed above by the corresponding historical or projected result for Quinton to get an implied firm value, or in the case of net income multiples an implied equity value. From each implied firm value calculation, SunTrust Robinson Humphrey subtracted Quinton’s net debt (total debt less cash) as of December 31, 2004 to get to an implied equity value, which was then divided by the number of shares outstanding as of December 31, 2004 to arrive at an implied equity value per share. The range of implied values for Quinton is the lowest implied value resulting from these calculations to the highest implied value resulting from these calculations. The calculation for each metric follows the LTM Revenue calculation example below:
      LTM Revenue of $89.6 million multiplied by Mean Firm Value/LTM Revenue of 1.81x equals Implied Firm Value of $162.1 million. Implied Firm Value of $162.1 million less net debt of ($21.9) million equals Implied Equity Value of $184.0 million. Implied Equity Value of $184.0 million divided by 14.037 million shares outstanding equals Implied Equity Value Per Share of $13.11.

      SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies is identical to Quinton and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.

Analysis of Selected Merger and Acquisition Transactions
      SunTrust Robinson Humphrey reviewed and analyzed the consideration paid and implied transaction multiples in the following seven selected completed mergers and acquisitions that SunTrust Robinson Humphrey deemed relevant:

Acquiror	Target

Rita Medical Systems Inc.	Horizon Medical Products, Inc.
Danaher Corp.	Radiometer A/S
Bruker Biosciences Corp.	Bruker AXS Inc.
Instrumentarium	SpaceLabs Medical Inc.
Respironics Inc.	Novametrix Medical Systems Inc.
General Electric Co.	Imatron Inc.
Cardiac Science Inc.	Artema Medical
      For the selected transactions, SunTrust Robinson Humphrey analyzed, among other things, firm value as a multiple of LTM revenues, EBITDA and EBIT. Revenues, EBITDA and EBIT values were based on historical financial information available in public filings of the acquirer and/or target companies related to the selected transactions. The table below sets forth the mean multiples indicated by the market analysis of selected merger and acquisition transactions, as well as the low and high multiples from that analysis. In connection with its analysis, SunTrust Robinson Humphrey concluded that some of the multiples for certain selected transactions were not meaningful because they departed significantly from the mean multiple derived from all of the selected transaction multiples. In the table below, the Mean Multiple, Low Multiple and High Multiple do not include multiples that were excluded for purposes of SunTrust Robinson Humphrey’s analysis on that basis.

	Mean Multiple		Low Multiple		High Multiple
	of Reference		of a Reference		of a Reference
	Transactions		Transaction		Transaction

Firm Value to:
LTM Revenues	2.24	x	1.35	x	2.73	x
LTM EBITDA	21.18		9.33		34.92
LTM EBIT	27.78		14.61		38.66
      Based upon the multiples derived from this analysis and Quinton’s historical results, SunTrust Robinson Humphrey calculated a range of implied equity values for Quinton between $11.87 and $15.83 per share with average and median implied equity values of $13.20 and $11.91 per share, respectively, based on the reference transactions. These were compared to an implied transaction value for Quinton of $15.03 per share, which represented an implied premium to Quinton stockholders of 51.9% based on a Quinton share price of $9.90 and a Cardiac Science share price of $1.67. The implied transaction value was determined by multiplying the mean implied value of Cardiac Science’s common stock by an implied exchange of 8.01 shares of Cardiac Science for each share of Quinton. This implied exchange ratio assumed for analysis purposes only that Cardiac Science was the acquiring entity, and represented the number of shares of Cardiac Science common stock that, based upon the February 23, 2005 Cardiac Science common stock closing price of $1.67 per share, would have to be issued for each outstanding share of Quinton common stock in order for Quinton’s stockholders to represent 48.7% of the combined entity’s equity ownership. The methodology and calculation of the implied value of Cardiac Science’s common stock is discussed in the section of this joint proxy statement/ prospectus entitled “Analysis of Cardiac Science” set forth below.

      In calculating the range of implied values, SunTrust Robinson Humphrey multiplied the mean multiple for each financial metric listed above by the corresponding historical or projected result for Quinton to get an implied firm value. From each implied firm value calculation, SunTrust Robinson Humphrey subtracted Quinton’s net debt (total debt less cash) as of December 31, 2004 to get to an implied equity value, which was then divided by the number of shares outstanding as of December 31, 2004 to arrive at an implied equity value per share. The range of implied values for Quinton is the lowest implied value resulting from these calculations to the highest implied value resulting from these calculations. The calculation for each metric follows the LTM Revenue calculation example below:
      LTM Revenue of $89.6 million multiplied by Mean Firm Value/ LTM Revenue of 2.24x equals Implied Firm Value of $200.3 million. Implied Firm Value of $200.3 million less net debt of ($21.9) million equals Implied Equity Value of $222.2 million. Implied Equity Value of $222.2 million divided by 14.037 million shares outstanding equals Implied Equity Value Per Share of $15.83.
      SunTrust Robinson Humphrey noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the merger transaction. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

Discounted Cash Flow Analysis
      SunTrust Robinson Humphrey performed a discounted cash flow analysis of Quinton based upon projections provided by Quinton’s management for the fiscal years ending December 31, 2005 through 2007, and projections for the fiscal years ending December 31, 2008 and 2009 based on an assumed 8.4% revenue growth rate and constant margins prepared by SunTrust Robinson Humphrey and approved by Quinton’s management, to estimate the net present equity value per share of Quinton.
      SunTrust Robinson Humphrey calculated a range of net present firm values for Quinton based on its free cash flow (earnings before interest and after tax minus capital expenditures minus increases in working capital plus decreases in working capital) over the projected time period (2005-2009) using a weighted average cost of capital for Quinton ranging between 14.3% and 18.3% and terminal value multiples of fiscal year 2008 Revenue and EBITDA. The terminal value multiples of Revenue ranged from 0.81x to 2.81x. The terminal value multiples of EBITDA (a rough estimate of free cash flow) ranged from 7.7x to 11.7x. Terminal value is calculated by multiplying the fifth year’s (2009) Revenue or EBITDA by the terminal value multiples to estimate the value of all future free cash flows after the fifth year. The analysis indicated the following per share equity valuations of Quinton:
      Using Terminal Revenue Multiple Methodology:

	Discounted Present Value of Equity per Share

Discount Rate	0.81x	1.31x	1.81x	2.31x	2.81x

14.3%	$7.56	$9.95	$12.35	$14.75	$17.14
15.3%	7.34	9.64	11.93	14.22	16.52
16.3%	7.14	9.33	11.53	13.73	15.92
17.3%	6.94	9.04	11.15	13.25	15.36
18.3%	6.75	8.77	10.79	12.80	14.82

      Using Terminal EBITDA Multiple Methodology:

	Discounted Present Value of Equity per Share

Discount Rate	7.7x	8.7x	9.7x	10.7x	11.7x

14.3%	$9.21	$9.92	$10.64	$11.36	$12.07
15.3%	8.92	9.61	10.29	10.98	11.67
16.3%	8.65	9.30	9.96	10.62	11.28
17.3%	8.39	9.02	9.65	10.28	10.91
18.3%	8.14	8.74	9.35	9.95	10.55
      SunTrust Robinson Humphrey selected the terminal value multiples by reviewing the relevant multiples of comparable publicly traded reference companies. The discount rate was determined by calculating the weighted average cost of capital. The weighted average cost of capital is calculated by using the Capital Asset Pricing Model, which provides a theoretical basis for determining the cost of equity for a given company.

Analysis of Cardiac Science

Market Analysis of Selected Publicly-Traded Companies
      SunTrust Robinson Humphrey reviewed and compared selected publicly available financial data, market information and trading multiples for Cardiac Science with other selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant to Cardiac Science. These companies are:

ArthroCare (ARTC)	Sonosite (SONO)
Cholestech (CTEC)	Thoratec (THOR)
Encore Medical (ENMC)	Vital Signs, Inc (VITL)
Merit Medical (MMSI)	Zoll Medical (ZOLL)

      For the selected publicly-traded companies, SunTrust Robinson Humphrey analyzed, among other things, firm value as a multiple of: LTM and projected 2005 and 2006 revenues; earnings before interest, taxes, depreciation and amortization (“EBITDA”); and earnings before interest and taxes (“EBIT”). SunTrust Robinson Humphrey also compared stock price as a multiple of LTM and projected 2005 and 2006 earnings per share (“EPS”) and Book Value (total stockholders’ equity as of December 31, 2004). All multiples were based on closing stock prices as of February 23, 2005. Historical revenues, EBITDA, EBIT and EPS results were based on financial information available in public filings and press releases of the selected companies. Projected EPS estimates were based on research reports and First Call consensus estimates. First Call is an information provider that publishes a compilation of estimates of projected financial performance for publicly-traded companies produced by equity research analysts at leading investment banking firms. Projected revenues, EBITDA and EBIT figures were taken from equity research reports written by analysts at leading investment banking firms. The table below sets forth the mean multiples for Cardiac Science indicated by the market analysis of selected publicly-traded companies, as well as low and high multiples from that analysis. In connection with its analysis, SunTrust Robinson Humphrey concluded that some of the multiples for certain selected companies were not meaningful because they departed significantly from the mean multiple derived from all of the selected company multiples. In the table below, the Mean Multiple, Low Multiple and High Multiple do not include multiples that were excluded for purposes of SunTrust Robinson Humphrey’s analysis on that basis.

	Mean Multiple		Low Multiple		High Multiple
	of Selected		of a Selected		of a Selected		Multiple for
	Companies		Company		Company		Cardiac Science

Firm Value to:
LTM Revenues	2.69	x	1.19	x	4.00	x	2.67	x
2005E Revenues	2.05		0.83		2.98		2.32
2006E Revenues	1.93		0.77		2.64		2.00
LTM EBITDA	16.57		10.05		22.27		NM
2005E EBITDA	14.94		10.28		19.41		83.23
2006E EBITDA	14.32		13.15		15.48		20.07
LTM EBIT	26.56		11.47		41.11		NM
2005E EBIT	16.71		10.69		21.42		NM
2006E EBIT	12.47		8.84		16.18		115.65
Equity Value to:
LTM Net Income	37.16	x	20.64	x	50.44	x	NM
2005E Net Income	26.41		18.29		38.06		NM
2006E Net Income	22.24		14.86		28.78		NM
Book Value	2.85		1.66		4.22		1.09
      Based upon the multiples derived from this analysis and Cardiac Science’s historical and projected results, SunTrust Robinson Humphrey calculated a range of implied equity values for Cardiac Science between $1.06 and $4.38 per share with average and median implied equity values of $2.03 and $1.60 per share, respectively. These were compared to $1.67, the closing price of Cardiac Science’s common stock on February 23, 2005.
      In calculating the range of implied values, SunTrust Robinson Humphrey multiplied the mean multiple for each financial metric listed above by the corresponding historical or projected result for Cardiac Science to get an implied firm value, or in the case of net income multiples an implied equity value. From each implied firm value calculation, SunTrust Robinson Humphrey subtracted Cardiac Science’s net debt (total debt less cash) as of December 31, 2004 to get to an implied equity value, which was then divided by the number of shares outstanding as of December 31, 2004 to arrive at an implied equity value per share. The range of implied values for Cardiac Science is the lowest implied value resulting from these calculations to the highest implied value resulting from these calculations. The calculation for each metric follows the LTM Revenue calculation example below:
      LTM Revenue of $68.6 million multiplied by Mean Firm Value/LTM Revenue of 2.69x equals Implied Firm Value of $184.1 million. Implied Firm Value of $184.1 million less net debt of $38.8 million equals Implied Equity Value of $145.4 million. Implied Equity Value of $145.4 million divided by 86.263 million shares outstanding equals Implied Equity Value Per Share of $1.69.
      SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies is identical to Cardiac Science and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.

Analysis of Selected Merger and Acquisition Transactions
      SunTrust Robinson Humphrey reviewed and analyzed the consideration paid and implied transaction multiples in the following eleven selected completed mergers and acquisitions that SunTrust Robinson Humphrey deemed relevant:

Acquiror	Target

Cardinal Health Inc.	ALARIS Medical Systems, Inc.
Rita Medical Systems Inc.	Horizon Medical Products, Inc.
Abbott Laboratories	TheraSense Inc.
Danaher Corp.	Radiometer A/S
Zimmer Holdings Inc.	Centerpulse Ltd.
Bruker Biosciences Corp.	Bruker AXS Inc.
Instrumentarium	SpaceLabs Medical Inc.
Respironics Inc.	Novametrix Medical Systems Inc.
General Electric Co.	Imatron Inc.
Cardiac Science Inc.	Survivalink
Cardiac Science Inc.	Artema Medical
      For the selected transactions, SunTrust Robinson Humphrey analyzed, among other things, firm value as a multiple of LTM revenues, EBITDA and EBIT. Revenues, EBITDA and EBIT values were based on historical financial information available in public filings of the acquirer and/or target companies related to the selected transactions. The table below sets forth the mean multiples indicated by the market analysis of selected merger and acquisition transactions, as well as low and high multiples from that analysis. In connection with its analysis, SunTrust Robinson Humphrey concluded that some of the multiples for certain selected transactions were not meaningful because they departed significantly from the mean multiple derived from all of the selected transaction multiples. In the table below, the Mean Multiple, Low Multiple and High Multiple do not include multiples that were excluded for purposes of SunTrust Robinson Humphrey’s analysis on that basis.

	Mean Multiple		Low Multiple		High Multiple
	of Reference		of a Reference		of a Reference
	Transactions		Transaction		Transaction

Firm Value to:
LTM Revenues	3.05	x	1.35	x	5.19	x
LTM EBITDA	19.21		9.33		34.92
LTM EBIT	23.01		12.72		38.66
      On an LTM basis, Cardiac Science generated negative EBITDA and EBIT. Based upon the revenue multiple derived from this analysis and Cardiac Science’s historical results, SunTrust Robinson Humphrey calculated an implied equity value for Cardiac Science of $1.98 per share based on the reference transactions. These were compared to $1.67, the closing price of Cardiac Science’s common stock on February 23, 2005.
      In calculating the implied value, SunTrust Robinson Humphrey multiplied the mean firm value to LTM revenue multiple by Cardiac Science’s LTM revenue to get an implied firm value. From the implied firm value calculation, SunTrust Robinson Humphrey subtracted Cardiac Science’s net debt (total debt less cash) as of December 31, 2004 to get to an implied equity value, which was then divided by the number of shares outstanding as of December 31, 2004 to arrive at an implied equity value per share. The calculation is shown below:
      LTM Revenue of $68.6 million multiplied by Mean Firm Value/ LTM Revenue of 3.05x equals Implied Firm Value of $209.3 million. Implied Firm Value of $209.3 million less net debt of $38.8 million equals Implied Equity Value of $170.6 million. Implied Equity Value of $170.6 million divided by 86.263 million shares outstanding equals Implied Equity Value Per Share of $1.98.
      SunTrust Robinson Humphrey noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the merger transaction. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

Discounted Cash Flow Analysis
      SunTrust Robinson Humphrey performed a discounted cash flow analysis of Cardiac Science based upon projections provided by Quinton’s management, with input from Cardiac Science’s management, for the fiscal years ending December 31, 2005 through 2007, and projections for the fiscal years ending December 31, 2008 and 2009 based on an assumed 16.0% revenue growth rate and constant margins prepared by SunTrust Robinson Humphrey and approved by Quinton’s management, to estimate the net present equity value per share of Cardiac Science.
      SunTrust Robinson Humphrey calculated a range of net present firm values for Cardiac Science based on its free cash flow (earnings before interest and after tax minus capital expenditures minus increases in working capital plus decreases in working capital) over the projected time period (2005-2009) using a weighted average cost of capital for Cardiac Science ranging between 12.7% and 16.7% and terminal value multiples of fiscal year 2008 Revenue and EBITDA. The terminal value multiples of Revenue ranged from 1.69x to 3.69x. The terminal value multiples of EBITDA (a rough estimate of free cash flow) ranged from 14.6x to 28.6x. Terminal value is calculated by multiplying the fifth year’s (2009) Revenue or EBITDA by the terminal value multiples to estimate the value of all future free cash flows after the fifth year. The analysis indicated the following per share equity valuations of Cardiac Science:
      Using Terminal Revenue Multiple Methodology:

	Discounted Present Value of Equity per Share

Discount Rate	1.69x	2.19x	2.69x	3.19x	3.69x

12.7%	$1.13	$1.59	$2.04	$2.50	$2.95
13.7%	1.06	1.50	1.93	2.37	2.80
14.7%	1.00	1.41	1.83	2.25	2.66
15.7%	0.93	1.33	1.73	2.13	2.53
16.7%	0.87	1.25	1.64	2.02	2.40

      Using Terminal EBITDA Multiple Methodology:

	Discounted Present Value of Equity per Share

Discount Rate	14.6x	15.6x	16.6x	17.6x	18.6x

12.7%	$1.35	$1.47	$1.59	$1.71	$1.83
13.7%	1.27	1.38	1.50	1.61	1.72
14.7%	1.19	1.30	1.41	1.52	1.63
15.7%	1.12	1.22	1.33	1.43	1.54
16.7%	1.05	1.15	1.25	1.35	1.45
      SunTrust Robinson Humphrey selected the terminal value multiples by reviewing the relevant multiples of comparable publicly traded reference companies. The discount rate was determined by calculating the weighted average cost of capital. The weighted average cost of capital is calculated by using the Capital Asset Pricing Model, which provides a theoretical basis for determining the cost of equity for a given company.

Pro Forma Transaction Analysis

Accretion/Dilution Analysis
      SunTrust Robinson Humphrey reviewed certain of the pro forma financial effects of the merger transaction on Quinton through the fiscal year ending December 31, 2007 assuming that the merger transaction closes on July 29, 2005. SunTrust Robinson Humphrey performed the analysis using projections provided by Quinton and Cardiac Science, including consideration of projected synergies and tax savings. Based on this analysis, the merger transaction was determined to be dilutive to Quinton’s projected EPS for the fiscal year ending December 31, 2005, and 7.4% and 11.9% accretive to Quinton’s projected EPS for the fiscal years ending December 31, 2006 and 2007, respectively.

Information Regarding SunTrust Robinson Humphrey
      The Quinton board of directors selected SunTrust Robinson Humphrey to act as its financial advisor and render a fairness opinion regarding the merger transaction because SunTrust Robinson Humphrey is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger transaction and because it is familiar with Quinton, its business and its industry. SunTrust Robinson Humphrey has, from time to time, rendered, and may in the future render, investment banking, financial advisory and other services to Quinton for which it has received, or will receive, customary compensation. SunTrust Robinson Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.
      Pursuant to SunTrust Robinson Humphrey’s engagement letter dated November 23, 2004, Quinton has agreed to pay SunTrust Robinson Humphrey an aggregate fee of $475,000, of which $150,000 is contingent upon completion of the transaction. The fees payable to SunTrust Robinson Humphrey are not contingent upon the contents of the opinion delivered. In addition, Quinton has agreed to reimburse SunTrust Robinson Humphrey for its reasonable expenses, subject to certain limitations, and to indemnify SunTrust Robinson Humphrey and certain related persons against certain liabilities related to or arising out of its rendering of services under its engagement, including certain liabilities under the federal securities laws. SunTrust Robinson Humphrey may, from time to time, effect transactions in the securities of Quinton and Cardiac Science for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
      During the last two years, in addition to the fees related to this transaction, Quinton has paid SunTrust Robinson Humphrey $492,318, all of which related to a public offering by Quinton that was completed on May 25, 2004. In that transaction, SunTrust Robinson Humphrey acted as a co-lead managing underwriter.

Opinion of Cardiac Science’s financial advisor
      Cardiac Science engaged CIBC World Markets to act as its financial advisor in connection with the transaction. In connection with this engagement, the Cardiac Science board of directors requested that CIBC World Markets evaluate the fairness, from a financial point of view, of the Cardiac Science exchange ratio to the holders of Cardiac Science common stock (other than Perseus, LLC and its affiliates). On February 26, 2005, at a meeting of the Cardiac Science board of directors held to evaluate the transaction, CIBC World Markets rendered to the Cardiac Science board of directors an oral opinion, which was confirmed by delivery of a written opinion dated February 26, 2005, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Cardiac Science exchange ratio was fair, from a financial point of view, to the holders of Cardiac Science common stock (other than Perseus, LLC and its affiliates).
      The full text of CIBC World Markets’ written opinion, dated February 26, 2005, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/ prospectus as Annex C. CIBC World Markets’ opinion was provided to the Cardiac Science board of directors in connection with its evaluation of the Cardiac Science exchange ratio and relates only to the fairness, from a financial point of view, of the Cardiac Science exchange ratio. The opinion does not address any other aspect of the transaction or any related transactions, including the note and warrant conversion transaction, and does not constitute a recommendation as to how any security holder should vote or act with respect to any matters relating to the transaction or any related transactions. The summary of CIBC World Markets’ opinion described below is qualified in its entirety by reference to the full text of its opinion. Holders of Cardiac Science common stock are encouraged to read the opinion carefully in its entirety.
      In arriving at its opinion, CIBC World Markets:

•	reviewed a draft dated February 25, 2005 of the merger agreement;

•	reviewed audited financial statements of Cardiac Science and Quinton for the fiscal years ended December 31, 2002 and December 31, 2003 and unaudited financial statements of Cardiac Science and Quinton for the fiscal year ended December 31, 2004;

•	reviewed financial forecasts and estimates relating to Cardiac Science and Quinton which were provided to or discussed with CIBC World Markets by the managements of Cardiac Science and Quinton, including estimates as to potential synergies and strategic benefits anticipated by the managements of Cardiac Science and Quinton to result from the transaction;

•	held discussions with the senior managements of Cardiac Science and Quinton with respect to the businesses and prospects of Cardiac Science, Quinton and Newco;

•	held discussions, at Cardiac Science’s direction, with selected third parties to solicit indications of interest in a possible business combination or other strategic transaction with Cardiac Science;

•	reviewed historical market prices and trading volumes for Cardiac Science common stock and Quinton common stock;

•	reviewed and analyzed publicly available financial data for selected companies whose operations CIBC World Markets considered relevant in evaluating those of Cardiac Science and Newco;

•	analyzed the estimated net present value of the projected future cash flows of Cardiac Science and Newco based on estimates and assumptions of future performance provided to or discussed with CIBC World Markets by the managements of Cardiac Science and Quinton;

•	reviewed and analyzed the relative contributions of Cardiac Science and Quinton to selected operational metrics of Newco based on financial forecasts and estimates provided to or discussed with CIBC World Markets by the managements of Cardiac Science and Quinton; and

•	performed other analyses and reviewed other information as CIBC World Markets deemed appropriate.

      In rendering its opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with it by Cardiac Science, Quinton and their respective employees, representatives and affiliates or otherwise reviewed by CIBC World Markets. With respect to financial forecasts and estimates provided to or discussed with CIBC World Markets by the managements of Cardiac Science and Quinton, including estimates as to potential synergies and strategic benefits anticipated by the managements of Cardiac Science and Quinton to result from the transaction, CIBC World Markets assumed, at the direction of the managements of Cardiac Science and Quinton, without independent verification or investigation, that they were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Cardiac Science and Quinton, as the case may be, as to the future financial condition and operating results of Cardiac Science, Quinton and Newco and the other matters covered by the financial forecasts and estimates, and that the financial results reflected in the financial forecasts would be achieved at the times and in the amounts projected. CIBC World Markets relied, at the direction of the managements of Cardiac Science and Quinton, without independent verification or investigation, on the assessments of the managements of Cardiac Science and Quinton as to the existing and future technology and products of Cardiac Science and Quinton and the risks associated with such technology and products and the ability of Cardiac Science and Quinton to integrate the businesses of Cardiac Science and Quinton. CIBC World Markets assumed, with Cardiac Science’s consent, that the transaction would qualify for federal income tax purposes as a reorganization under Section 368(a), or an exchange under Section 351, of the Internal Revenue Code of 1986, as amended. CIBC World Markets assumed, with Cardiac Science’s consent, that the transaction and related transactions (including the note and warrant conversion transaction) would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws. CIBC World Markets also assumed, with Cardiac Science’s consent, that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transaction and related transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Cardiac Science, Quinton, Newco or the contemplated benefits of the transaction. In addition, representatives of Cardiac Science advised CIBC World Markets, and CIBC World Markets therefore further assumed, that the final terms of the merger agreement would not vary materially from the terms contained in the draft reviewed by CIBC World Markets.
      CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Cardiac Science or Quinton. CIBC World Markets expressed no opinion as to the underlying valuation, future performance or long-term viability of Cardiac Science, Quinton or Newco, or the prices at which Cardiac Science common stock, Quinton common stock or Holding Company common stock would trade at any time. CIBC World Markets expressed no view as to, and its opinion did not address, any term or other aspect of the transaction or any related transaction (including the note and warrant conversion transaction) other than the Cardiac Science exchange ratio to the extent expressly specified in its opinion. CIBC World Markets also expressed no view as to, and its opinion did not address, Cardiac Science’s underlying business decision to effect the transaction, and its opinion did not address the relative merits of the transaction as compared to any alternative business strategies that might exist for Cardiac Science or the effect of any other transaction in which Cardiac Science might engage. CIBC World Markets’ opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. Cardiac Science imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.
      This summary is not a complete description of CIBC World Markets’ opinion or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. CIBC World

Markets arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets’ analyses and opinion.
      Although CIBC World Markets’ financial analyses resulted in valuation ranges for each of Cardiac Science and Newco, CIBC World Markets did not utilize the results derived from such analyses for purposes of expressing any opinion as to an overall range of value underlying Cardiac Science or Newco. Rather, those results were utilized by CIBC World Markets solely for purposes of evaluating the Cardiac Science exchange ratio.
      In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Cardiac Science and Quinton. CIBC World Markets’ analyses did not necessarily utilize all companies or businesses that could be deemed comparable to Cardiac Science, Quinton or Newco. In addition, no company or business used in the analyses as a comparison is identical to Cardiac Science, Quinton or Newco, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed.
      The estimates contained in CIBC World Markets’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, CIBC World Markets’ analyses are inherently subject to substantial uncertainty.
      The type and amount of consideration payable in the transaction was determined through negotiation between Cardiac Science and Quinton and the decision to enter into the transaction was solely that of Cardiac Science’s board of directors. CIBC World Markets’ opinion was only one of many factors considered by Cardiac Science’s board of directors in its evaluation of the transaction and should not be viewed as determinative of the views of Cardiac Science’s board of directors or management with respect to the transaction or the Cardiac Science exchange ratio.
      The following is a summary of the material financial analyses presented to the Cardiac Science board of directors in connection with CIBC World Markets’ opinion dated February 26, 2005. The financial analyses summarized below include information presented in tabular format. In order to fully understand CIBC World Markets’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CIBC World Markets’ financial analyses. For purposes of the analyses of Newco described below, CIBC World Markets took into account the effects of the restructuring on Newco.

Selected Companies Analysis
      CIBC World Markets performed separate selected companies analyses of Cardiac Science and Newco in which CIBC World Markets reviewed the trading multiples of selected publicly held companies. Trading multiples were based on closing stock prices on February 25, 2005. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates. Estimated financial data for Cardiac Science were based on internal estimates of Cardiac Science’s management, and estimated pro forma financial data for Newco were based on internal estimates of the managements of Cardiac Science and Quinton after giving effect to potential synergies and strategic benefits anticipated by the managements of Cardiac Science and Quinton to result from the transaction.
      Cardiac Science. In its selected companies analysis of Cardiac Science, CIBC World Markets compared financial and stock market information for Cardiac Science and eight selected publicly held companies in the medical device industry, referred to as the Cardiac Science peer group. These companies, which are listed below, were selected primarily because they were cardiovascular device and/or patient monitoring and capital equipment companies with market capitalizations of less than $1.0 billion and financial characteristics generally comparable to those of Cardiac Science:

•	CardioDynamics International Corporation

•	Criticare Systems, Inc.

•	Ferraris Group plc

•	Hologic, Inc.

•	Quinton

•	SonoSite, Inc.

•	Vasomedical, Inc.

•	ZOLL Medical Corporation
      CIBC World Markets reviewed enterprise values, calculated as fully diluted equity market value, plus debt, minority interests, preferred stock and out-of-the-money convertible securities, less cash and investments in unconsolidated affiliates, as multiples of calendar years 2004, 2005 and 2006 estimated revenue and calendar years 2005 and 2006 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. This indicated median multiples for the Cardiac Science peer group of calendar years 2004, 2005 and 2006 estimated revenue of 2.39x, 2.11x and 1.71x, respectively, and calendar years 2005 and 2006 estimated EBITDA of 13.2x and 9.1x, respectively. CIBC World Markets derived from these median multiples ranges of selected multiples of calendar years 2004, 2005 and 2006 estimated revenue of 2.15x to 2.63x, 1.90x to 2.32x and 1.54x to 1.89x, respectively, and calendar years 2005 and 2006 estimated EBITDA of 11.8x to 14.5x and 8.2x to 10.0x, respectively, and applied these ranges of selected multiples to corresponding financial data of Cardiac Science. This resulted in a mean implied equity reference range for Cardiac Science of approximately $0.94 to $1.26 per share.
      Combined Company. In its selected companies analysis of Newco, CIBC World Markets reviewed financial and stock market information for the Cardiac Science peer group and 10 selected publicly held companies in the medical device industry, referred to as the Quinton peer group. These companies, which are listed below, were selected primarily because they were diversified medical devices companies with market capitalizations of less than $1.0 billion and financial characteristics generally comparable to those of Quinton:

•	Cardiac Science

•	Ferraris Group, plc

•	Hologic, Inc.

•	Merit Medical Systems, Inc.

•	SonoSite, Inc.

•	Utah Medical Products, Inc.

•	VIASYS Healthcare Inc.

•	Vital Images, Inc.

•	Vital Signs, Inc.

•	ZOLL Medical Corporation
      CIBC World Markets reviewed enterprise values as multiples of calendar years 2004, 2005 and 2006 estimated revenue and calendar years 2005 and 2006 estimated EBITDA. This indicated median multiples for the Quinton peer group of calendar years 2004, 2005 and 2006 estimated revenue of 2.38x, 2.24x and 2.11x, respectively, and calendar years 2005 and 2006 estimated EBITDA of 9.5x and 8.3x, respectively. CIBC World Markets derived from these median multiples and the median multiples for the Cardiac Science peer group indicated above ranges of selected multiples of calendar years 2004, 2005 and 2006 estimated revenue of 2.15x to 2.62x, 1.95x to 2.39x and 1.72x to 2.10x, respectively, and calendar years 2005 and 2006 estimated EBITDA of 10.2x to 12.5x and 7.8x to 9.6x, respectively, and applied these ranges of selected multiples to corresponding pro forma financial data of Newco. This resulted in a mean implied equity reference range from Newco of approximately $13.79 to $16.84 per share.
      Based on the midpoints of the mean implied per share equity reference ranges derived for each of Cardiac Science and Newco which implied an exchange ratio of 0.0719x, CIBC World Markets derived the following selected exchange ratio reference range, as compared to the Cardiac Science exchange ratio:

Exchange Ratio Reference Range	Cardiac Science Exchange Ratio

0.0611x – 0.0827x	0.1000x
      Based on the exchange ratio reference range derived from this analysis, CIBC World Markets also calculated an implied equity ownership percentage reference range of Cardiac Science’s stockholders in Newco, which calculation indicated a pro forma equity ownership percentage range of approximately 23.6% to 31.9% as compared to the equity ownership percentage of Cardiac Science’s stockholders in Newco immediately upon consummation of the transaction of approximately 38.5%.

Discounted Cash Flow Analysis
      CIBC World Markets performed separate discounted cash flow analyses of Cardiac Science and Newco in which CIBC World Markets reviewed the projected free cash flows that Cardiac Science and Newco could each generate over specified periods described below. Estimated financial data for Cardiac Science were based on internal estimates of Cardiac Science’s management, and estimated pro forma financial data for Newco were based on internal estimates of the managements of Cardiac Science and Quinton after giving effect to potential synergies and strategic benefits anticipated by the managements of Cardiac Science and Quinton to result from the transaction.
      Cardiac Science. In its discounted cash flow analysis of Cardiac Science, CIBC World Markets calculated the estimated present value as of January 1, 2005 of the unlevered, after-tax free cash flows that Cardiac Science could generate for calendar years 2005 through 2009. CIBC World Markets calculated a range of estimated terminal values by applying EBITDA terminal value multiples ranging from 15.0x to 20.0x to Cardiac Science’s calendar year 2009 estimated EBITDA, which range of EBITDA terminal value multiples was derived taking into consideration the EBITDA trading multiples of the Cardiac Science peer group. The present value of the cash flows and terminal values were calculated using discount rates ranging from 13.0% to 17.0%, which discount rate range was derived taking into consideration the estimated weighted average cost of capital for Cardiac Science derived from selected financial and market data for the Cardiac Science peer group. This resulted in an implied equity reference range for Cardiac Science of approximately $1.52 to $2.60 per share.
      Combined Company. In its discounted cash flow analysis of Newco, CIBC World Markets calculated the estimated present value as of January 1, 2005 of the unlevered, after-tax free cash flows that Newco could generate for the third quarter of calendar year 2005 through calendar year 2009. CIBC World Markets calculated a range of estimated terminal values by applying EBITDA terminal value multiples ranging from 12.5x to 17.0x to Newco’s calendar year 2009 estimated EBITDA, which range of EBITDA terminal value multiples was derived taking into consideration the EBITDA trading multiples of the Cardiac Science peer group and the Quinton peer group. The present value of the cash flows and terminal values were calculated using discount rates ranging from 13.0% to 17.0%, which discount rate range was derived taking into consideration the estimated weighted average cost of capital for Cardiac Science derived from selected financial and market data for the Cardiac Science peer group and the estimated weighted average cost of capital for Quinton derived from selected financial and market data for the Quinton peer group. This resulted in an implied equity reference for Newco of approximately $15.66 to $24.35 per share.
      Based on the midpoints of the implied per share equity reference ranges derived for each of Cardiac Science and Newco which implied an exchange ratio of 0.1028x, CIBC World Markets derived the following selected exchange ratio reference range, as compared to the Cardiac Science exchange ratio:

Exchange Ratio Reference Range	Cardiac Science Exchange Ratio

0.0874x – 0.1182x	0.1000x
      Based on the exchange ratio reference range derived from this analysis, CIBC World Markets also calculated an implied equity ownership percentage reference range of Cardiac Science’s stockholders in Newco, which calculation indicated a pro forma equity ownership percentage range of approximately 33.7% to 45.6% as compared to the equity ownership percentage of Cardiac Science’s stockholders in Newco immediately upon consummation of the transaction of approximately 38.5%.

Contribution Analysis
      CIBC World Markets performed a contribution analysis in which CIBC World Markets reviewed the relative contributions of Cardiac Science and Quinton to Newco’s pro forma EBITDA and earnings before interest and taxes, or EBIT, for calendar years 2005 through 2007. Estimated financial data for Cardiac Science were based on internal estimates of the management of Cardiac Science, and estimated financial data for Quinton were based on internal estimates of the management of Quinton. CIBC World Markets then calculated average implied equity ownership percentages of Cardiac Science’s stockholders in Newco based on the enterprise value of Cardiac Science and the relative EBITDA and EBIT contributions of Cardiac Science and Quinton for each period observed and derived an implied exchange ratio reference range from such average equity ownership percentages. This analysis indicated the following exchange ratio reference range, as compared to the Cardiac Science exchange ratio:

Exchange Ratio Reference Range	Cardiac Science Exchange Ratio

0.0358x – 0.1040x	0.1000x

Other Factors
      In rendering its opinion, CIBC World Markets also considered other factors for informational purposes as part of a general overview of Cardiac Science and Quinton including the following:

•	historical trading prices and trading volumes of Cardiac Science common stock and Quinton common stock;

•	trading volumes at various historical trading price ranges of Cardiac Science common stock and Quinton common stock as a percentage of the total outstanding shares of Cardiac Science common stock and Quinton common stock held by the public;

•	the relationship among movements in Cardiac Science common stock, movements in Quinton common stock, movements in the common stock of the Cardiac Science peer group, movements in the common stock of the Quinton peer group and movements in the NASDAQ Index during the period from February 20, 2004 to February 25, 2005; and

•	selected research analysts’ reports for Cardiac Science and Quinton, including stock price, revenue, EBIT and EPS estimates of such research analysts.

Miscellaneous
      Cardiac Science has agreed to pay CIBC World Markets for its financial advisory services in connection with the transaction an aggregate fee based on a percentage of the total consideration, including liabilities assumed, payable in the transaction. The aggregate fee payable to CIBC World Markets is currently estimated to be approximately $1.8 million, of which approximately $1.25 million is contingent upon completion of the transaction. In addition, Cardiac Science has agreed to reimburse CIBC World Markets for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement. CIBC World Markets and its affiliates in the past have provided services to Cardiac Science unrelated to the proposed transaction, including having acted as Cardiac Science’s financial advisor in its acquisition of Complient Corporation, for which services CIBC World Markets and its affiliates have received compensation totaling approximately $610,000 during the past two years. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Cardiac Science and Quinton for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.
      Cardiac Science selected CIBC World Markets as its financial advisor based on CIBC World Markets’ reputation, experience and familiarity with Cardiac Science and its business. CIBC World Markets is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.
Interests of Quinton directors, officers and affiliates in the transaction
      When considering the recommendation of the Quinton board of directors, you should be aware that Quinton’s directors and officers have interests in the transaction that may be different from, or are in addition to, your interests. The Quinton board of directors was aware of these potential conflicts and considered them.
      Under the terms of the merger agreement and based on subsequent discussions between Cardiac Science and Quinton, the following members of Quinton’s executive management team and board of directors will become our executive officers and/or members of the board of directors:

Name	Quinton Position	Newco Position

Management:
Ruediger Naumann-Etienne, Ph.D.	Chairman	Vice Chairman
John R. Hinson	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director
Michael K. Matysik	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary
Allan R. Criss	Vice President, Acute Care	Vice President, Acute Care
David M. Hadley, Ph.D.	Vice President, Research	Vice President, Research
Brian R. Lee	Vice President, Engineering	Vice President, Engineering
Darryl R. Lustig	Vice President, Primary Care	Vice President, Primary Care
Non-employee Directors:
W. Robert Berg	Director	Director
Jue-Hsien Chern, Ph.D.	Director	Director
Harvey N. Gillis	Director	Director
      Provisions in the merger agreement provide that Newco’s charter documents will contain exculpation and indemnification provisions at least as favorable to the directors and officers of Quinton as those contained in Quinton’s charter documents as in effect on February 28, 2005; such provisions will not be amended, repealed or otherwise modified in any manner adversely affecting the rights of parties indemnified by such provisions; subject to certain limitations, we will maintain directors’ and officers’ liability insurance for six years following the transaction covering those persons who are covered by Quinton’s directors’ and officers’ liability insurance policies as of February 28, 2005, and the directors and officers of Quinton will be third-party beneficiaries for purposes of the indemnification provisions of the merger agreement.
      Quinton has employment agreements with its executive officers on the terms and conditions summarized below.
      Dr. Naumann-Etienne. Pursuant to his employment agreement, Dr. Naumann-Etienne serves as Quinton’s Chairman. Dr. Naumann-Etienne’s base salary is $150,000. Dr. Naumann-Etienne’s salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to, but generally does not, participate in any executive bonus plans adopted and modified by the board of directors. He also may participate in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements.
      Mr. Hinson. Pursuant to his employment agreement, Mr. Hinson serves as Quinton’s President and Chief Executive Officer. In 2004, Mr. Hinson received a base salary of $250,000, which was increased to $272,500 effective February 28, 2005. Mr. Hinson’s salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to participate in any executive bonus plans adopted and modified by the board of directors and in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements. Mr. Hinson is also entitled to an annual automobile allowance of $6,000.
      Mr. Matysik. Pursuant to his employment agreement, Mr. Matysik serves as Quinton’s Senior Vice President, Chief Financial Officer and Secretary. In 2004, Mr. Matysik received a base salary of $185,500, which was increased to $202,195 effective February 28, 2005. Mr. Matysik’s salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to participate in any executive bonus plans adopted and modified by the board of directors and in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements.
      Mr. Criss. Pursuant to his employment agreement, Mr. Criss serves as Quinton’s Vice President, Acute Care Sales. In 2004, Mr. Criss received a base salary of $170,000, which was increased to $175,950 effective February 28, 2005. Mr. Criss’ salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to participate in any executive bonus plans and/or commission plans adopted and modified by the board of directors and in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements. Mr. Criss is also entitled to an annual automobile allowance of $7,200.
      Dr. Hadley. Pursuant to his employment agreement, Dr. Hadley serves as Quinton’s Vice President, Research. In 2004, Dr. Hadley received a base salary of $150,000, which was increased to $170,040 effective February 28, 2005. Dr. Hadley’s salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to participate in any executive bonus plans adopted and modified by the board of directors and in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements.
      Mr. Jhalani. Pursuant to his employment agreement, Mr. Jhalani serves as Quinton’s Vice President, Marketing. In 2004, Mr. Jhalani received a base salary of $150,000, which was increased to $163,710 effective February 28, 2005. Mr. Jhalani’s salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to participate in any executive bonus plans and/or commission plans adopted and modified by the board of directors and in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements.
      Mr. Lee. Pursuant to his employment agreement, Mr. Lee serves as Quinton’s Vice President, Engineering. Mr. Lee’s base salary is $170,000. Mr. Lee’s salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to participate in any executive bonus plans adopted and modified by the board of directors and in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements.
      Mr. Lustig. Pursuant to his employment agreement, Mr. Lustig serves as Quinton’s Vice President, Primary Care. In 2004, Mr. Lustig received a base salary of $160,000, which was increased to $173,896 effective February 28, 2005. Mr. Lustig’s salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to participate in any executive bonus plans and/or commission plans adopted and modified by the board of directors and in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements. Mr. Lustig is also entitled to an annual automobile allowance of $7,200.
      Mr. Motafram. Pursuant to his employment agreement, Mr. Motafram serves as Quinton’s Vice President, Operations. In 2004, Mr. Motafram received a base salary of $150,000, which was increased to $166,920 effective February 28, 2005. Mr. Motafram’s salary will be reviewed annually and may be changed at the discretion of the board or the compensation committee of the board. He is entitled to participate in any executive bonus plans and/or commission plans adopted and modified by the board of directors and in other benefit programs provided with the approval of the board, subject to applicable eligibility requirements.
      Each of the agreements with Quinton’s executive officers may be terminated (i) upon the death or total disability (as the term “total disability” is defined in the agreement) of the named executed officer or (ii) by Quinton or by the executive officer at any time for any reason. If the executive officer’s employment is terminated due to death or total disability, he will be entitled to receive any base salary due to him through the date of his termination.
      Pursuant to the employment agreements described above, if a change of control, such as the merger transaction, occurs during the term of the executive officer’s employment with Quinton and Quinton terminates the executive officer’s employment without cause (as the term “cause” is defined in each agreement) in connection with the change of control, the successor employer terminates the executive officer’s employment without cause within twenty-four months of the consummation of the change of control, or the executive officer terminates his employment for good reason (as the term “good reason” is defined in each agreement) in connection with the change of control or within twenty-four months of the consummation of the change of control, the executive officer will be entitled to receive (i) a severance benefit equal to the percentage of his then current annual base salary to be paid in accordance with regularly scheduled payroll and (ii) continuation of health and other benefits substantially equal to those benefits in place on the date of termination for a period of months, as specified below:

				Continuation of
				Health and Other	Value of Health
	Severance	Severance		Benefits (in	and Other
Name	Benefit (%)	Benefit ($)(1)		months)	Benefits ($)(2)

Ruediger Naumann-Etienne, Ph.D.	100%	$150,000		12	$433
John R. Hinson	150%	408,750	(3)	18	13,203
Michael K. Matysik	100%	202,195	(4)	12	10,928
Allan R. Criss	50%	87,975	(5)	6	5,374
David M. Hadley, Ph.D.	100%	170,040	(6)	12	10,966
Atul Jhalani	50%	81,855	(7)	6	4,917
Brian R. Lee	50%	85,000	(8)	6	5,642
Darryl R. Lustig	50%	86,948	(9)	6	5,512
Feroze Motafram	50%	83,460	(10)	6	4,638

(1)	In addition, each executive officer will be entitled to payment of any unpaid annual salary and unpaid vacation (except for Dr. Naumann-Etienne who does not receive vacation) that has accrued through the date of termination and acceleration of vesting of all unvested options to purchase shares of Quinton common stock or shares of common stock of the successor employer held by the executive officer as of the date of termination.

(2)	Represents the dollar value of health and other benefits received per month as of May 31, 2005 multiplied by the number of months such benefits would continue upon termination.

(3)	Mr. Hinson may accrue up to 10 weeks of unpaid vacation, and thus, upon termination, may be entitled to receive an additional payment of up to $52,404 in unpaid vacation based on his current salary.

(4)	Mr. Matysik may accrue up to 8 weeks of unpaid vacation, and thus, upon termination, may be entitled to receive an additional payment of up to $31,107 in unpaid vacation based on his current salary.

(5)	Mr. Criss may accrue up to 8 weeks of unpaid vacation, and thus, upon termination, may be entitled to receive an additional payment of up to $27,069 in unpaid vacation based on his current salary.

(6)	Dr. Hadley may accrue up to 8 weeks of unpaid vacation, and thus, upon termination, may be entitled to receive an additional payment of up to $26,160 in unpaid vacation based on his current salary.

(7)	Mr. Jhalani may accrue up to 8 weeks of unpaid vacation, and thus, upon termination, may be entitled to receive an additional payment of up to $25,186 in unpaid vacation based on his current salary.

(8)	Mr. Lee may accrue up to 8 weeks of unpaid vacation, and thus, upon termination, may be entitled to receive an additional payment of up to $26,154 in unpaid vacation based on his current salary.

(9)	Mr. Lustig may accrue up to 8 weeks of unpaid vacation, and thus, upon termination, may be entitled to receive an additional payment of up to $26,752 in unpaid vacation based on his current salary.

(10)	Mr. Motafram may accrue up to 8 weeks of unpaid vacation, and thus, upon termination, may be entitled to receive an additional payment of up to $25,680 in unpaid vacation based on his current salary.
      These employment agreements will be assumed by Newco as part of the transition.
      As a result of these interests, these directors and officers of Quinton could be more likely to support and recommend the transaction than if they did not hold these interests. Quinton stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the transaction.
Interests of Cardiac Science directors, officers and affiliates in the transaction
      When considering the recommendation of the Cardiac Science board of directors, you should be aware that Cardiac Science’s directors and officers have interests in the transaction that may be different from, or are in addition to, your interests. The Cardiac Science board of directors was aware of these potential conflicts and considered them.
      Under the terms of the merger agreement and based on subsequent discussions between Quinton and Cardiac Science, the following members of Cardiac Science’s board of directors and executive management team will become our officers and/or members of the board of directors:

Name	Cardiac Science Position	Newco Position

Management:
Raymond W. Cohen	Chairman and Chief Executive Officer	Chairman
Peter L. Foster	Senior Vice President, Global Sales	Vice President, Public Access Defibrillation
Kurt B. Lemvigh	President, European Operations	Vice President, International
Non-employee Directors:
Bruce J. Barclay	Director	Director
Ray E. Newton, III	Director	Director
Jeffrey F. O’Donnell, Sr.	Director	Director
      As of June 1, 2005, after giving effect to the Cardiac Science exchange ratio of 0.10, Cardiac Science’s directors and officers hold options to purchase an aggregate of 153,150 shares of Cardiac Science common stock granted under the 1997 Stock Option/Stock Issuance Plan that will become fully-vested upon completion of the transaction. The weighted average exercise price for these options is $32.00 per share.

      The following table sets forth, as of June 1, 2005, the number of options held by each officer and director of Cardiac Science that will become fully vested as a result of the merger transaction and the associated weighted average exercise price per share, in each case as adjusted to give effect to the Cardiac Science exchange ratio of 0.10.

	Number of
	Underlying	Weighted
	Securities Subject	Average Exercise
Name	to Unvested Options	Price Per Share(1)

Raymond W. Cohen	46,563	$29.30
Howard L. Evers	25,625	$32.10
Roderick C. de Greef	22,599	$30.90
Kenneth F. Olson	4,479	$31.60
Michael D. Gioffredi	18,334	$27.40
Dongping Lin	2,896	$28.10
Prabodh Mathur	4,688	$30.50
Peter A. Crosby	2,823	$34.10
Jeffrey F. O’Donnell, Sr.	7,292	$46.10
Brian H. Dovey	3,840	$40.90
Bruce J. Barclay	7,292	$46.10
Ray E. Newton, III(2)	6,719	$42.30

(1)	None of the options held by the Cardiac Science officers and directors listed in the table above has an exercise price (as adjusted to give effect to the Cardiac Science exchange ratio of 0.10) below $17.50.

(2)	Represents warrants issued to entities affiliated with Perseus, LLC as a result of Mr. Newton’s service on the board of directors.

      Ray E. Newton, III, a director of Cardiac Science and, following the transaction, a director of ours, is affiliated with Perseus, LLC. Pursuant to an agreement entered into in connection with the merger agreement, entities affiliated with Perseus, LLC that hold senior notes previously issued by Cardiac Science with an aggregate principal and accrued interest balance at February 28, 2005 of approximately $61 million and related warrants to purchase an aggregate of approximately 13.4 million shares of Cardiac Science common stock have agreed to exchange all of their outstanding notes and related warrants for an aggregate of $20 million in cash, payable by us, and 2,843,915 shares of our common stock. The number of shares of our common stock to be issued pursuant to the note and warrant conversion agreement was determined by dividing $53.75 million by $1.89, the closing price of Cardiac Science’s common stock on February 25, 2005, the last full trading day prior to the signing of the note and warrant conversion agreement, and multiplying the result by the Cardiac Science exchange ratio of 0.10. Immediately following the transaction, the senior note holders will collectively hold approximately 13.7% of our outstanding common stock, which includes shares of Cardiac Science common stock purchased in a July 2004 private placement. Following the closing of the transaction, if these entities continue to beneficially own at least ten percent of our outstanding capital stock, they will have the collective right to designate one director for election to our board of directors.
      In connection with the note and warrant conversion agreement, the registration rights agreement between Cardiac Science, the holders of Cardiac Science’s senior notes and warrants and certain other investors was amended, conditioned upon the consummation of the transaction. We will assume Cardiac Science’s obligations under the amended registration rights agreement. The amended registration rights agreement will require us to file a registration statement on Form S-3 within 90 days following the completion of the merger transaction. This registration statement will register for resale the shares of our common stock received by the senior note holders pursuant to the note and warrant conversion transaction, as well as other shares owned or issuable on exercise of warrants owned by the senior note holders and other investors party to the amended registration rights agreement. If the Form S-3 does not become effective within 180 days after completion of the merger transaction or if, after becoming effective, the Form S-3 ceases to be effective for any reason, the senior note holders and other parties to the amended registration rights agreement will have the right to demand that their shares be registered by us on any appropriate form then available to us. The amended registration rights agreement contains other customary terms, including indemnification provisions.
      Pursuant to employment agreements Cardiac Science has with the executive officers identified in the table below, if a change of control, such as the merger transaction, occurs during the term of the executive officer’s employment with Cardiac Science and the executive officer’s employment is terminated upon such change of control, or within 12 months thereafter, in the manner set forth in each respective employment agreement, the executive officer will be entitled to receive certain payments and other benefits for a specified period of time following their termination. Messrs. Evers, de Greef, Olson and Gioffredi are not expected to continue their employment with Newco following the merger transaction and will be entitled to receive their payments and benefits commencing upon completion of the merger transaction. Mr. Cohen will become our chairman of the board after the closing of the merger transaction, but will not continue as chief executive officer which will entitle him to receive certain payments and benefits commencing upon completion of the merger transaction. Messrs. Lin and Mathur are expected to continue their employment with Newco and therefore will only be entitled to additional payments or benefits under their existing employment agreement if they are terminated by Newco within 12 months after the consummation of the merger transaction under certain circumstances described in their employment agreement. The following table sets forth for each of Cardiac Science’s executive officers the amounts payable as a result of such executive’s termination, including (i) the amount of their severance payment, (ii) the amount of their prorated 2005 bonus payment, (iii) the amount of their health and other benefits, (iv) the dollar amount of their maximum accrued and unpaid vacation and (v) the number of months over which the severance payment is paid to the executive and to which the executive is entitled to continuing health benefits.

					Number of
					Months of
					Continuing Health
					Benefits and
	Severance	Prorated 2005	Health and	Accrued Unpaid	Severance
Name	Payment	Bonus	Other Benefits	Vacation	Payment

Raymond W. Cohen	$770,646	$157,340	$24,815	$88,921	24
Howard L. Evers	$269,000	$94,150	$11,754	$62,077	12
Roderick C. de Greef	$240,000	$84,000	$11,855	$55,385	12
Kenneth F. Olson	$100,000	$29,167	$2,013	$30,769	6
Michael D. Gioffredi	$125,000	$58,333	$4,196	$28,846	6
Dongping Lin	$205,000	$14,583	$8,541	$31,538	12
Prabodh Mathur	$200,000	$17,500	$9,240	$23,077	12
      We intend to engage Raymond Cohen, Cardiac Science’s chief executive officer, as our chairman of the board of directors. Following the effective time of the transaction through December 31, 2005, Mr. Cohen’s compensation, which will be in addition to his severance payment benefits under his employment agreement with Cardiac Science, would consist of a salary of $29,125 per month and from January 1, 2006, until the earlier of the date Mr. Cohen’s engagement as chairman of the board of directors has been terminated or our first annual meeting of stockholders after the completion of the merger transaction, Mr. Cohen’s compensation will consist of an annual salary of $150,000. The terms of any such engagement are subject to approval by our compensation committee, in accordance with the Nasdaq Marketplace Rules, and the execution of a definitive agreement. In addition, Mr. Cohen will be entitled to receive the severance payments and health and other benefits pursuant to his employment agreement with Cardiac Science, as set forth above.
      Provisions in the merger agreement provide that Cardiac Science’s charter documents will contain exculpation and indemnification provisions at least as favorable to the directors and officers of Cardiac Science as those contained in Cardiac Science’s charter documents as in effect on February 28, 2005; such provisions will not be amended, repealed or otherwise modified in any manner adversely affecting the rights of parties indemnified by such provisions; subject to certain limitations, we will maintain directors’ and officers’ liability insurance for six years following the transaction covering those persons who are covered by Cardiac Science’s directors’ and officers’ liability insurance policies as of February 28, 2005, and the directors and officers of Cardiac Science will be third party beneficiaries for purposes of the indemnification provisions of the merger agreement.
      As a result of these interests, these directors, officers and affiliates of Cardiac Science could be more likely to support and recommend the transaction than if they did not hold these interests. Cardiac Science’s stockholders should consider whether these interests may have influenced these directors, officers and affiliates to support or recommend the transaction.
Completion and effectiveness of the transaction
      The transaction will be completed when all the conditions to completion of the transaction are satisfied or waived, including approval of the transaction by the stockholders of Quinton and Cardiac Science. We hope to complete the transaction during the third quarter of 2005. The transaction will become effective upon the filing of certificates of merger with the State of Delaware.
Structure of the transaction
      We are a newly formed corporation formed specifically for the merger transaction. We have also formed two wholly-owned subsidiaries, Rhythm Acquisition Corporation and Heart Acquisition Corporation. As provided in the merger agreement,

•	Rhythm Acquisition Corporation will merge with and into Quinton with Quinton surviving the merger as the surviving corporation;

•	followed immediately by a merger of Quinton with and into Newco, with Newco surviving the merger as the surviving corporation; and

•	Heart Acquisition Corporation will merge with and into Cardiac Science with Cardiac Science surviving the merger as the surviving corporation.
      These mergers are collectively referred to in this joint proxy statement/ prospectus as the “transaction” or the “merger transaction.” On the effectiveness of the transaction, Cardiac Science will become our wholly-owned subsidiary, and Quinton stockholders and Cardiac Science stockholders will become our stockholders as described in the following paragraphs.
      Quinton and Cardiac Science chose to structure the combination in the manner described above for a number of reasons. First, they decided to use a new holding company for purposes of combining the two companies because they believed a “newco” structure was more consistent with the relatively equal equity ownership interests of the parties’ securityholders and relatively balanced board representation than a structure involving the merger of one of the companies into the other. Second, they decided to merge wholly-owned subsidiaries of Newco into Quinton and Cardiac Science, as such a structure would limit the tax liability of the combination in the event the combination were to fail to be treated as a tax-free reorganization or exchange, whereas direct mergers of Quinton and Cardiac Science into Newco or forward triangular mergers of Quinton and Cardiac Science into subsidiaries of Newco would not. Third, the parties chose to effect the second merger of Quinton, as the surviving corporation after the reverse triangular merger involving Quinton and Rhythm Acquisition Corporation, up into Newco because Quinton currently is merely a holding company for its operating subsidiary, Quinton Cardiology, Inc., and there was no compelling business or other reason to maintain Quinton as a separate corporate entity after the transaction is completed. Compared to a direct merger of one company into the other, the structure chosen by the parties involved some additional cost, such as the cost of forming Newco and the two acquisition subsidiaries and listing Newco’s common stock on The Nasdaq National Market, and some complexity. However, the parties did not consider such additional cost and complexity to be significant and believed that these factors were outweighed by the benefit of having a structure that was, in the opinion of the parties, more consistent with the relatively equal ownership and governance of the combined entity, as well as by the additional certainty with respect to the tax treatment of the combination.

Conversion of common stock
      Upon completion of the transaction:

•	each outstanding share of Quinton common stock will be converted into the right to receive 0.77184895 shares of our common stock;

•	each outstanding share of Cardiac Science common stock will be converted into the right to receive 0.10 shares of our common stock; and

•	in lieu of fractional shares, Quinton stockholders will receive an amount of cash equal to such fraction multiplied by the quotient obtained by dividing (a) the closing price of Quinton common stock as reported on The Nasdaq National Market as of the last trading day immediately preceding the effective time of the transaction by (b) 0.77184895, and Cardiac Science stockholders will receive an amount of cash equal to such fraction multiplied by the quotient obtained by dividing (i) the closing price of Cardiac Science common stock as reported on The Nasdaq National Market as of the last trading day immediately preceding the effective time of the transaction by (ii) 0.10.
Quinton and Cardiac Science options, warrants and purchase rights
      Upon completion of the transaction, we will assume the option plans maintained by Quinton and Cardiac Science and the employee stock purchase plan maintained by Quinton and each stock option and warrant to purchase common stock issued by Quinton and Cardiac Science outstanding immediately prior to the transaction (other than the warrants held by the senior note holders related to the senior notes) will be assumed by us and will become a right to purchase our common stock, but will otherwise continue to have and be subject to the same terms and conditions of the plan or agreement pursuant to which it was granted except that, pursuant to the terms of the Cardiac Science stock option plan, all options to purchase shares of Cardiac Science stock under the Cardiac Science stock option plan will become fully vested and exercisable upon completion of the transaction. Each Quinton option will become exercisable for a number of shares of our common stock equal to the product of the number of shares of Quinton common stock subject to the option immediately prior to the effective time of the Quinton merger multiplied by 0.77184895, rounded down to the nearest whole number of shares of our common stock and without payment of any cash for fractional shares. Each Cardiac Science option or warrant (other than the warrants held by the senior note holders related to the senior notes) will be exercisable for a number of shares of our common stock equal to the product of the number of shares of Cardiac Science common stock subject to the option or warrant (other than the warrants held by the senior note holders related to the senior notes) immediately prior to the effective time of the Cardiac Science merger multiplied by 0.10, rounded down to the nearest whole number of shares of our common stock and without payment of any cash for fractional shares. The per share exercise price of each option or warrant will be proportionally increased and rounded up to the nearest whole cent.
      Each purchase right outstanding under the Quinton employee stock purchase plan will be assumed by us and will represent a right to purchase 0.77184895 shares of our common stock on the applicable purchase date at a purchase price determined based on the lower of 85% of the fair market value of our common stock subject to each right on the applicable purchase date as compared to 85% of the fair market value of Quinton common stock at the beginning of the applicable offering period in effect as of the effective time of the transaction divided by 0.77184895.
Percentage ownership of Newco after the transaction
      Based on the number of shares of outstanding common stock of each company as of February 28, 2005 and after applying the applicable exchange ratios and issuing shares of common stock of Newco and converting the Cardiac Science senior notes and related warrants in the note and warrant conversion transaction, the former stockholders of Quinton (and, in the case of fully diluted ownership, its option and warrant holders) and the former stockholders and senior note holders of Cardiac Science (and, in the case of fully diluted ownership, its other option and warrant holders) will have approximately the following aggregate ownership interests in Newco immediately following the transaction:

	Newco Percentage
	Ownership	Newco Percentage
	(based on	Ownership
	outstanding shares)	(fully diluted)(1)

Quinton stockholders	48.7%	49.0%
Cardiac Science stockholders	38.6%	39.9%
Shares issued in the note and warrant conversion transaction	12.7%	11.1%
Cardiac Science stockholders and senior note holders, collectively	51.3%	51.0%
Total	100.0%	100.0%

(1)	Includes 1,690,918 shares of our common stock issuable on exercise of Quinton stock options to be assumed by Newco, 1,279,191 shares of our common stock issuable on exercise of Cardiac Science stock options to be assumed by Newco, and 330,910 shares of our common stock issuable on exercise of Cardiac Science warrants to be assumed by Newco. Because the foregoing numbers of shares subject to options and warrants are included regardless of exercise price, fully diluted ownership percentages reflected in the table above are not calculated in accordance with the treasury share method under United States generally accepted accounting principles. The 1,690,918 assumed Quinton options have exercise prices ranging from $0.285 to $13.38 per share, with a weighted average exercise price of $7.41 per share, the 1,279,191 assumed Cardiac Science options have exercise prices ranging from $16.00 to $60.00 per share, with a weighted average exercise price of $26.10 per share, and the assumed Cardiac Science warrants have exercise prices ranging from $17.50 to $50.00 per share, with a weighted average exercise price of $28.30 per share.
Exchange of Quinton and Cardiac Science stock certificates for Newco stock and fractional shares
      When the transaction is completed, our exchange agent will mail to Quinton and Cardiac Science stockholders a letter of transmittal and instructions for use in surrendering Quinton and Cardiac Science stock certificates in exchange for our common stock. When you deliver your Quinton or Cardiac Science stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, your Quinton or Cardiac Science stock certificates will be canceled and you will receive the number of full shares of our common stock to which you are entitled under the merger agreement. Our common stock will be issued in uncertificated, book entry form. This means that although you will be the holder of our common stock, you will not be issued a physical stock certificate. You will receive payment in cash, without interest, instead of any fractional shares of our common stock which would have otherwise been issuable to you in the transaction.
      We will only issue our common stock or a check in lieu of a fractional share to a Quinton or a Cardiac Science stockholder in the name in which the surrendered Quinton or Cardiac Science stock certificate is registered. If a Quinton or a Cardiac Science stockholder wishes to have our common stock issued in another name, the stockholder must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that the stockholder paid any applicable stock transfer taxes.
      Quinton and Cardiac Science stockholders should not submit their Quinton and Cardiac Science stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.
No dividends
      Quinton and Cardiac Science stockholders are not entitled to receive any dividends or other distributions on our common stock until the transaction is completed and they have surrendered their Quinton and Cardiac

Science stock certificates in exchange for our common stock. Subject to the effect of applicable laws, promptly following surrender of Quinton and Cardiac Science stock certificates and the issuance of the corresponding Newco common stock, Quinton and Cardiac Science stockholders will be paid the amount of dividends or other distributions, if any, without interest, with a record date after the completion of the transaction that were previously paid with respect to their whole shares of our common stock. At the appropriate payment date, Quinton and Cardiac Science stockholders will also receive the amount of dividends or other distributions, without interest, with a record date after the completion of the transaction and a payment date after they exchange their Quinton and Cardiac Science stock certificates for our common stock.
Appraisal rights
      Under Delaware law, Quinton and Cardiac Science stockholders are not entitled to appraisal rights in connection with the transaction.
Material United States federal income tax considerations of the transaction
      The following discussion summarizes the material United States federal income tax considerations of the transaction that are generally applicable to holders of Quinton common stock and Cardiac Science common stock. This discussion is based on existing authorities. These authorities may change, or the Internal Revenue Service, or the IRS, might interpret the existing authorities differently. In either case, the tax consequences of the transaction to the holders of Quinton common stock and Cardiac Science common stock could differ from those described below. This discussion does not provide a complete analysis of all potential tax considerations that may be relevant to particular stockholders because of their specific circumstances or because they are subject to special rules, including:

•	dealers in securities or foreign currencies;

•	stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended, or the Code;

•	tax-exempt organizations;

•	non-United States persons or entities;

•	financial institutions or insurance companies;

•	stockholders who acquired their Quinton or Cardiac Science common stock in connection with stock options or stock purchase plans or other compensatory transactions; and

•	stockholders who hold their Quinton or Cardiac Science common stock as part of a straddle, constructive sale, conversion transaction or other risk management transaction.
      In addition, this discussion does not describe the federal income tax consequences of transactions other than the transaction or the tax consequences of the transaction under foreign, state, or local law or federal estate and gift tax laws. This discussion also does not address the federal income tax consequences of the transaction to holders of Quinton stock options, Cardiac Science stock options, Cardiac Science warrants or Cardiac Science senior notes or other forms of Cardiac Science indebtedness.
      Unless waived, in writing by the parties to the merger transaction, the obligation of each of Quinton and Cardiac Science to effect the transaction is conditioned on its receipt of a written opinion from its counsel, Perkins Coie LLP for Quinton, and Stradling Yocca Carlson & Rauth, a Professional Corporation, for Cardiac Science, that the Quinton mergers and the Cardiac Science merger, respectively, will constitute a reorganization within the meaning of Section 368(a) of the Code and/or qualify as a tax-free exchange under Section 351 of the Code. The tax opinions of counsel will be subject to limitations and qualifications and will be based on representations made by officers of Quinton, Cardiac Science, Newco, Rhythm Acquisition Corporation and Heart Acquisition Corporation. The tax opinions will not be binding on the IRS and will not preclude the IRS from taking a contrary position. Neither Quinton nor Cardiac Science has requested or will request a ruling from the IRS regarding any of the federal income tax consequences of the transaction.

      The discussion set forth below, subject to the limitations and qualifications set forth in this section, constitutes the opinion of Perkins Coie LLP for Quinton and Stradling Yocca Carlson & Rauth for Cardiac Science as to the material United States federal income tax consequences of the transaction that are applicable to holders of Quinton common stock and Cardiac Science common stock:

•	No gain or loss will be recognized by the holders of Quinton common stock or Cardiac Science common stock upon their receipt of our common stock solely in exchange for their Quinton common stock or Cardiac Science common stock in the transaction;

•	A holder of Quinton common stock or Cardiac Science common stock who receives cash in the transaction in lieu of a fractional share of our common stock will be treated as if the holder had received the fractional share and then had that share redeemed for cash. The holder will recognize gain or loss equal to the difference between the cash received and that portion of the holder’s basis in our common stock attributable to the fractional share;

•	The aggregate tax basis of our common stock received by each holder of Quinton common stock or Cardiac Science common stock in the transaction (including any fractional share that the holder will be treated as having received and then as having immediately redeemed for cash) will be the same as the aggregate tax basis of the Quinton common stock or Cardiac Science common stock surrendered in the exchange;

•	The holding period of our common stock received by each holder of Quinton common stock or Cardiac Science common stock in the transaction will include the holding period of the Quinton common stock or Cardiac Science common stock surrendered in the exchange, if the holder held that Quinton common stock or Cardiac Science common stock as a capital asset at the time of the transaction; and

•	Neither Quinton nor Cardiac Science will recognize gain as a result of the transaction; provided, however, that Cardiac Science may recognize cancellation of indebtedness income to the extent that the fair market value of our common stock and cash received by the senior note holders in exchange for the senior notes previously issued by Cardiac Sciences is less than the amount of such indebtedness (including accrued interest) that is surrendered.
      This opinion has been rendered on the basis of certain assumptions, including assumptions regarding the absence of changes in existing facts and that the merger will be completed in accordance with the merger agreement. This opinion also has been rendered on the basis of statements and representations, including those contained in the merger agreement, the registration statement of which this proxy statement/ prospectus forms a part, and officers’ certificates of Quinton and Cardiac Science, all of which must be true, correct and complete as of the effective date of the registration statement and must continue to be true, correct and complete at all relevant times thereafter, including as of the effective time of the transaction. If any of those statements, representations or assumptions is untrue, incorrect, or incomplete, the conclusions contained in the opinion referred to in this paragraph or set forth below could be adversely affected.
      Stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the transaction, including the applicability and effect of United States federal, state and local and foreign income and other tax laws in their particular circumstances.
Accounting treatment of the transaction
      We expect to account for the transaction as a purchase of Cardiac Science by Quinton for financial reporting and accounting purposes, in accordance with accounting principles generally accepted in the United States of America.
Regulatory matters related to the transaction
      The transaction is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents specified transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and

specified waiting periods are terminated or expire. Quinton and Cardiac Science have filed required notification and report forms with these agencies and have been granted early termination of the requisite waiting period specified under the Act.
      The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the transaction on antitrust grounds, either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the transaction, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws, including seeking to enjoin the transaction. Additionally, at any time before or after the completion of the transaction, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. We cannot assure you that a challenge to the transaction will not be made or that, if a challenge is made, Quinton and Cardiac Science will prevail.
      None of Quinton, Cardiac Science or Newco is aware of the need to obtain any other regulatory approvals in order to consummate the transaction other than the following:

•	effectiveness of the registration statement of which this joint proxy statement/ prospectus is a part; and

•	approval to list our shares of common stock to be issued in connection with the transaction on The Nasdaq National Market.
      Quinton, Cardiac Science and Newco intend to obtain these approvals and any additional regulatory approvals that may be required. However, none of the parties can assure you that all of the approvals will be obtained.
Credit Facility
      Quinton is a party to a $12 million revolving credit facility with Silicon Valley Bank. Silicon Valley Bank has agreed to continue this credit facility following the closing of the transaction. The credit facility is expected to contain standard negative covenants and restrictions on actions by us, including but not limited to, activity related to our common stock repurchases, liens, investments, capital expenditures, indebtedness, restricted payments including cash payments of dividends, and fundamental changes in, or disposition of our assets. Certain of these actions may be taken by us with the consent of the lender. In addition, the credit facility is expected to require that we meet certain financial covenants, namely a minimum tangible net worth measure. The parties do not expect that the covenants and other obligations contained in the credit facility will impose material limitations on the conduct of our business.
Restrictions on sales of shares by affiliates
      The shares of our common stock to be issued in the merger transaction will be registered under the Securities Act of 1933, as amended. These shares will be freely transferable under the Securities Act, except for shares of our common stock issued to any person who is an affiliate of Quinton or Cardiac Science. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of Quinton or Cardiac Science and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of our common stock acquired in the transaction except:

•	pursuant to an effective registration statement under the Securities Act covering the resale of those shares; or

•	pursuant to an exemption under paragraph (d) of Rule 145 under the Securities Act.
      The shares of our common stock issued in the note and warrant conversion transaction will not be registered under the Securities Act and will not be immediately freely tradable. However, we have granted the senior note holders rights that will require us to register the resale of these shares under the Securities Act following the completion of the merger transaction, after which these shares will be freely tradable. See the

section entitled “Description of Newco Capital Stock Following the Transaction — Registration Rights” on page      for a more detailed description of these registration rights.
Delisting and deregistration of Quinton and Cardiac Science common stock after the transaction and listing of our common stock
      If the transaction is completed, Quinton common stock and Cardiac Science common stock will be delisted from The Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended. We have applied to list our shares of common stock to be issued in the transaction on The Nasdaq National Market under the symbol “CSCX,” and The Nasdaq National Market approval is subject to official notice of issuance prior to the effectiveness of the transaction.

THE MERGER AGREEMENT
      This section of the joint proxy statement/prospectus is a summary of the material provisions of the merger agreement, as amended. The full text of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. We urge you to read the full text of the merger agreement carefully.
Representations and warranties
      Quinton and Cardiac Science made a number of substantially identical representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the transaction. Quinton’s and Cardiac Science’s representations and warranties to each other expire at the effective time of the transaction. The representations and warranties are made only as of the date of the transaction, are qualified by disclosure letters not provided with this proxy statement/prospectus, are used in part by the respective companies as a method of allocating risk, and should not be relied upon by the stockholders of the respective companies as being accurate as of the date of this proxy statement/prospectus.
      The representations and warranties include representations as to:

•	corporate organization, good standing and power to do business;

•	capital structure and obligations with respect to capital stock;

•	authority to enter into, and the enforceability of, the merger agreement and the vote required to approve the transaction and the merger agreement;

•	required filings and consents and similar actions relating to execution of the merger agreement and completion of the transaction;

•	absence of conflicts between the merger agreement and such company’s organizational documents, material contracts and authorizations to conduct business and laws applicable to such company;

•	organization and capitalization of such company’s subsidiaries;

•	filings and reports with the SEC;

•	financial statements;

•	absence of material undisclosed liabilities;

•	absence of certain changes since December 31, 2003;

•	taxes;

•	intellectual property;

•	compliance with applicable laws and with applicable medical device regulations;

•	permits required to conduct such party’s business and compliance with those permits;

•	compliance with the Sarbanes-Oxley Act of 2002;

•	litigation;

•	brokers’ and finders’ fees;

•	employee benefit plans and agreements;

•	absence of liens and encumbrances;

•	real property matters;

•	environmental matters;

•	labor and employment matters;

•	material contracts and commitments;

•	customer and supplier relations;

•	Form S-3 eligibility and compliance with independent director and audit committee requirements under Nasdaq Marketplace Rule 4350;

•	information supplied in this joint proxy statement/prospectus and the related registration statement filed by Newco;

•	board of directors recommendation and approval of the transaction;

•	the opinions received from the respective financial advisors; and

•	transactions with Rule 145 affiliates under the Securities Act.
      The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled “Representations and Warranties of Quinton” and “Representations and Warranties of Cardiac.”
Conduct of business before completion of the transaction
      Quinton and Cardiac Science agreed that, during the period from the execution date of the merger agreement until the earlier of the completion of the transaction or termination of the merger agreement, each of them will, unless the other party consents in writing:

•	conduct its business in all material respects in the ordinary course consistent with past practice;

•	preserve intact its present business organization;

•	maintain in effect all material licenses, approvals and authorizations; and

•	preserve its relationships with key employees, key agents, its material customers, lenders, suppliers and others with which it has a material business relationship.
      Quinton and Cardiac Science also agreed that until the completion of the transaction, unless the other party consents in writing, each of them will not do any of the following:

•	amend its certificate of incorporation or bylaws;

•	take any actions that would prevent or materially impair its ability to consummate the transactions contemplated by the merger agreement;

•	split, combine or reclassify shares of its capital stock;

•	redeem, repurchase or otherwise acquire any of its securities or any securities of any subsidiaries that are not wholly-owned or offer to do the same;

•	declare, set aside or pay any dividends or other distributions;

•	issue its securities other than upon the exercise of stock options outstanding on the date of the merger agreement, stock options to purchase up to 75,000 Quinton shares or 350,000 Cardiac Science shares, or issue shares of Quinton’s common stock pursuant to the Quinton employee stock purchase plan;

•	issue stock options to any of its executive officers;

•	incur capital expenditures outside the ordinary course of business and in excess of an aggregate of $100,000;

•	acquire other entities, their assets or equity interests;

•	sell, lease, license, encumber or dispose of assets other than in the ordinary course of business consistent with past practice, equipment and property no longer used in business or related to discontinued operations;

•	incur or guarantee indebtedness, issue any debt securities or warrants or rights to acquire such debt securities, guarantee any debt securities of others or request any advance or drawdown of existing indebtedness in excess of $100,000 in the aggregate;

•	enter into, waive, modify, terminate or amend any material agreements other than in the ordinary course of business;

•	increase the compensation of any director or officer, except in the ordinary course of business or as required by law or existing agreement;

•	increase or commit to increase any employee benefits, except in the ordinary course of business or as required by law or existing agreement;

•	adopt any severance program or grant any material severance or termination pay to any director, officer or employee, except as required by law or existing agreement;

•	adopt or implement any employee retention program or other incentive arrangement not in existence on the date of the merger agreement or materially amend any program or arrangement;

•	adopt additional employee plans or, other than in the ordinary course of business, making a material contribution to an existing plan, except as required by law or existing agreement;

•	materially amend an employee plan, except as required by law or existing agreement;

•	change its methods of accounting in effect at December 31, 2004 or its fiscal year;

•	make tax elections or settle material tax liabilities that in either case is material to its business;

•	pay or discharge claims or liabilities in excess of $100,000 other than ordinary course repayment of indebtedness or payment of contractual obligations when due;

•	commence any legal action other than in accordance with past practice or settle or propose to settle any legal action for material monetary damages or restrictions upon its operations;

•	take any action that would cause any of its representations and warranties to become untrue in any material respect; and

•	agree to undertake any of the restricted activities.
      The provisions in the merger agreement related to the conduct of Quinton’s and Cardiac Science’s businesses are complicated and not easily summarized. You are urged to carefully read the article of the merger agreement entitled “Conduct of Business.”
No other negotiations; no solicitation; other restrictions on Quinton and Cardiac Science
      The merger agreement contains provisions prohibiting Quinton and Cardiac Science from seeking an alternative transaction. Under these “no solicitation” provisions, Quinton and Cardiac Science have each agreed, subject to limited exceptions described below, that they will not, and will not authorize or permit any of their officers, directors, employees, or any investment banker, attorney, accountant, agent or other advisor or representative authorized to act on such company’s behalf to, directly or indirectly take any of the following actions until the transaction is completed or the merger agreement is terminated:

•	take any action to solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal with respect to itself;

•	engage in any negotiations regarding, or furnish any non-public information with respect to, any Acquisition Proposal with respect to itself;

•	take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal with respect to itself;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of its equity securities;

•	recommend any Acquisition Proposal with respect to itself; or

•	enter into any agreement relating to any Acquisition Proposal with respect to itself.
      “Acquisition Proposal” means with respect to Quinton or Cardiac Science, any bona fide written offer or proposal for, or indication of interest relating to, any merger, consolidation or similar transaction involving, or any purchase or acquisition of, 25% or more of any class of equity securities or 25% or more of the consolidated assets of Quinton or Cardiac Science, other than the transactions contemplated by the merger agreement.
      However, until the transaction is completed or the merger agreement is terminated, each of Quinton and Cardiac Science may furnish information or enter into discussions with a person or group in response to an unsolicited Acquisition Proposal submitted to it by such person or group if all of the following conditions are met:

•	its board of directors determines, after consulting with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary obligations under applicable law;

•	its board of directors determines in its good faith judgment, after consultation with its outside legal counsel and investment advisors, that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and

•	prior to furnishing any such information to, it receives from such person or group an executed confidentiality agreement containing terms no less favorable to it than the existing confidentiality agreement with the other party.
      A “Superior Proposal” is a bona fide written offer, proposal or indication of interest that does not include a financing condition made by a third party to consummate any of the following transactions that the board of directors of such company determines in good faith (after consultation with its investment advisors and outside legal counsel) would result in an transaction, if consummated, that is more favorable to such company’s stockholders, from a financial point of view, than the terms of the transaction taking into account all legal, financial, regulatory and other aspects of the proposal, including conditions to closing, and that failure to approve such alternative transaction would be inconsistent with the fiduciary duties of such company’s board of directors:

•	merger, consolidation or similar transaction involving, or the acquisition or purchase of, 50% or more of any class of such company’s equity securities; or

•	sale or other disposition of 50% or more of such company’s consolidated assets.
      Furthermore, until the transaction is completed or the merger agreement is terminated, the board of directors of Quinton or Cardiac Science, as applicable, may:

•	comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934, as amended, with respect to any Acquisition Proposal;

•	make any disclosure required by applicable law; or

•	withdraw its recommendation in favor of the transaction if, after consulting with its outside legal counsel, the failure to do so would result in a breach of its fiduciary duties under applicable law.
      Each of Quinton and Cardiac Science has agreed in the merger agreement to inform the other within 48 hours, orally and in writing, of the receipt of any Acquisition Proposal, or of any request for non-public information or for access to its properties, books or records or any request for a waiver or release under any standstill or similar agreement, by any person that has made an Acquisition Proposal, or indicates that it is considering making an Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the person or group making any such request or Acquisition Proposal.
      Quinton and Cardiac Science further agreed to keep the other party reasonably informed of the material terms and status and details of such Acquisition Proposal.
      Quinton and Cardiac Science have agreed to provide the other with at least 48 hours prior notice, or lesser prior notice as provided to such company’s board of directors, of any meeting of such company’s board of directors at which an Acquisition Proposal with respect to such company is reasonably expected to be considered and at least the same prior written notice of any meeting of such company’s board of directors at which it is reasonably expected to recommend a Superior Proposal with respect to such company together with a copy of the definitive documentation relating to such Superior Proposal.
      Prior to terminating the merger agreement and entering into an agreement related to an Acquisition Proposal, a party must notify the other party that it intends to enter into such agreement, specifying the material terms and conditions of such agreement, and the other party will have five business days to propose and agree to enter into a modification of the merger agreement. Such party would then be permitted to enter into the agreement related to the Acquisition Proposal only if such party’s board of directors determines in its good faith judgment, after consultation with its investment advisors and outside legal counsel that such Acquisition Proposal previously determined to constitute a Superior Proposal continues to be a Superior Proposal.

Conversion of Quinton and Cardiac Science common stock
      Stockholders of Quinton and Cardiac Science will receive the following as a result of the transaction:

•	holders of Quinton common stock will receive 0.77184895 shares of our common stock in exchange for each share of Quinton common stock;

•	holders of Cardiac Science common stock will receive 0.10 shares of our common stock in exchange for each share of Cardiac Science common stock; and

•	no fractional shares of our common stock will be issued. Instead of fractional shares, Quinton stockholders will receive an amount of cash equal to such fraction multiplied by the quotient obtained by dividing (a) the closing price of Quinton common stock as reported on The Nasdaq National Market as of the last trading day immediately preceding the effective time of the transaction by (b) 0.77184895, and Cardiac Science stockholders will receive an amount of cash equal to such fraction multiplied by the quotient obtained by dividing (i) the closing price of Cardiac Science common stock as reported on The Nasdaq National Market as of the last trading day immediately preceding the effective time of the transaction by (ii) 0.10.
Conversion of senior notes and related warrants
      Pursuant to a senior note and warrant conversion agreement entered into in connection with the merger agreement, entities affiliated with Perseus, LLC that hold senior notes previously issued by Cardiac Science with an aggregate principal and accrued interest balance at February 28, 2005 of approximately $61 million and related warrants to purchase an aggregate of approximately 13.4 million shares of Cardiac Science common stock have agreed to exchange these senior notes and related warrants for an aggregate of $20 million in cash, payable by us, and 2,843,915 shares of our common stock. Immediately following the transaction, the senior note holders will collectively hold approximately 13.7% of our outstanding common stock, which includes shares of Cardiac Science common stock purchased in a July 2004 private placement. Following the closing of the transaction, if these entities continue to beneficially own at least ten percent of our outstanding capital stock, they will have the collective right to designate one director for election to our board of directors. In addition, we have granted the parties to the senior note and warrant conversion agreement registration rights with respect to these shares of our common stock.
Treatment of stock options and purchase rights

Quinton stock options
      Upon completion of the transaction, each stock option issued by Quinton and outstanding immediately prior to the transaction will be assumed by us and become an option to purchase our common stock but will otherwise continue on the same terms and conditions and under the plan and the original award agreement under which it was granted. Each option will be exercisable for a number of whole shares of our common stock determined by multiplying the number of shares of Quinton common stock issuable under the option immediately prior to the transaction by 0.77184895. The number of shares of our common stock issuable under the option will be rounded down to the nearest whole share, without payment of cash for fractional shares. The per share exercise price of the option after the transaction will be equal to the per share exercise price immediately prior to the transaction divided by 0.77184895, rounded up to the nearest whole cent.

Cardiac Science stock options
      Upon completion of the transaction, each stock option issued by Cardiac Science and outstanding immediately prior to the transaction will be assumed by us and will become an option to purchase our common stock but will otherwise continue on the same terms and conditions under the plan and the original award agreement under which it was granted; however, pursuant to the terms of Cardiac Science’s stock option plan, the vesting of all outstanding options granted under the plan will fully accelerate in connection with the transaction. Each option will be exercisable for a number of whole shares of our common stock determined by multiplying the number of shares of Cardiac Science common stock issuable under the option immediately prior to the transaction by 0.10. The number of shares of our common stock issuable under the option will be rounded down to the nearest whole share, without payment of cash for fractional shares. The per share exercise price of the option after the transaction will be equal to the per share exercise price immediately prior to the transaction divided by 0.10, rounded up to the nearest whole cent.

Quinton stock purchase rights
      Each purchase right outstanding under the Quinton employee stock purchase plan immediately prior to the transaction will be assumed by us and, after the completion of the transaction, will represent a right to purchase 0.77184895 shares of our common stock (rounded down to the nearest whole share) at a purchase price determined based on the lower of 85% of the fair market value of our common stock on the applicable purchase date and 85% of the fair market value of Quinton common stock at the beginning of the applicable offering period in effect as of the effective time of the transaction divided by 0.77184895, rounded up to the nearest whole cent.

Registration on Form S-8
      We will file with the SEC a registration statement on Form S-8, or other appropriate form, for the shares of our common stock issuable with respect to awards under the Quinton stock option plans and the Cardiac Science stock option plans and purchase rights under the Quinton employee stock purchase plan.

Fees and expenses
      Quinton and Cardiac Science agreed that all fees and expenses incurred in connection with the merger agreement and the transaction shall be paid by the party incurring such expenses, whether or not the transaction is consummated, except for:

•	expenses incurred in connection with printing and filing the proxy statement and registration statement for Newco securities and the filings required under the Hart-Scott Rodino Act, which shall be shared equally between Quinton and Cardiac Science; and

•	the termination fee payable by either Quinton or Cardiac Science upon the occurrence of certain events discussed under “Payment of termination fees” on page .
Indemnification of directors, officers and employees; third-party beneficiaries
      The merger agreement provides that:

•	we will honor the indemnification and expense advancement obligations of Quinton and Cardiac Science to Quinton’s and Cardiac Science’s current and former directors, officers and employees;

•	the certificates of incorporation and bylaws of Newco and the surviving corporations in the transaction will contain exculpation, indemnification and expense advancement provisions at least as favorable to current and former directors, officers and employees of Quinton and Cardiac Science as those contained in the certificates of incorporation and bylaws of Quinton and Cardiac Science as in effect on February 28, 2005;

•	the director and officer exculpation and indemnification provisions of the certificates of incorporation and bylaws of Newco and the surviving corporations will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of parties indemnified by such provisions;

•	we will maintain the current directors’ and officers’ liability insurance of Quinton and Cardiac Science for six years following the effective time of the transaction, provided that we will not be required to spend in excess of 200% of the current annual premium of Quinton or Cardiac Science to purchase such insurance; and

•	the current and former directors, officers and employees of Quinton and Cardiac Science will be third party beneficiaries for purposes of the indemnification provisions of the merger agreement, and our indemnification obligations may not be terminated or modified in a manner that adversely affects the rights of parties indemnified by such provisions without the consent of such indemnified parties.

Governance
      The merger agreement provides that our board of directors will:

•	take all action to cause our board of directors, as of the effective time of the transaction, to consist of nine directors, five of whom currently serve on the Quinton board of directors, and four of whom currently serve on the Cardiac Science board of directors; and

•	include Raymond W. Cohen, Ruediger Naumann-Etienne, Ph.D., Bruce J. Barclay, W. Robert Berg, Jue-Hsien Chern, Ph.D., Harvey N. Gillis, John R. Hinson, Ray E. Newton, III and Jeffrey F. O’Donnell, Sr. as our directors as of the effective time of the transaction.
      The parties have agreed, in the merger agreement and since the execution of the merger agreement that our officers shall be as follows:

Name	Newco Position	Quinton or Cardiac Science Position

John R. Hinson	President and Chief Executive Officer	President, Chief Executive Officer and Director, Quinton
Michael K. Matysik	Senior Vice President and Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary, Quinton
Allan R. Criss	Vice President, Acute Care	Vice President, Acute Care, Quinton
Peter L. Foster	Vice President, Public Access Defibrillation	Senior Vice President, Global Sales, Cardiac Science
David M. Hadley, Ph.D.	Vice President, Research	Vice President, Research, Quinton
Brian R. Lee	Vice President, Engineering	Vice President, Engineering, Quinton
Kurt B. Lemvigh	Vice President, International	President, European Operations, Cardiac Science
Darryl Lustig	Vice President, Primary Care	Vice President, Primary Care, Quinton
Non-survival of representations and warranties
      The merger agreement provides that the representations and warranties of Quinton and Cardiac Science contained in the merger agreement will terminate at the effective time of the transaction, and that only the covenants that by their terms survive the effective time of the transaction will survive the effective time of the transaction.
Conditions to completion of the transaction
      The obligations of Quinton and Cardiac Science to complete the transaction are subject to the satisfaction or waiver of each of the following conditions before completion of the transaction:

•	the transaction shall be approved and adopted by the requisite holders of Quinton’s stock and by the requisite holders of Cardiac Science’s stock;

•	our registration statement shall be effective, no stop order suspending its effectiveness shall have been issued by the SEC and be in effect, no proceedings for suspension of its effectiveness shall be pending before or threatened by the SEC and all necessary state securities law authorizations shall have been received and be in effect;

•	no governmental entity shall have issued an order, injunction or decree or shall have taken any other action, and no such action shall be pending, that has the effect of restraining, enjoining or otherwise prohibiting completion of the transaction;

•	Quinton and Cardiac Science shall have each received from their respective tax counsel an opinion to the effect that the transaction will constitute a tax-free reorganization within the meaning of

Section 368(a) of the Code and/or qualify as a tax-free exchange under Section 351 of the Code, and such opinions shall not have been withdrawn;

•	the shares of our common stock to be issued in the transaction shall have been authorized for listing on The Nasdaq National Market, subject to official notice of issuance;

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or terminated;

•	all necessary consents, approvals and similar actions from applicable governmental agencies and other third parties shall have been received where the absence of such consents or approvals would render the transaction illegal or would be reasonably likely to have a material adverse effect on us after giving effect to the transaction;

•	no event having a material adverse effect on Quinton or Cardiac Science shall have occurred;

•	unless waived by the other party, the representations and warranties of each of the parties must be true and correct as of February 28, 2005 and as of the effective date of the transaction except to the extent that a party’s representations and warranties address matters only as of a particular date, they must be true and correct as of that date, and breaches of representations and warranties that, individually or in the aggregate, do not have a material adverse effect on such party; and

•	unless waived by the other party, each party must perform in all material respects its obligations required by the merger agreement to be performed by such party at or before completion of the transaction.

      A “material adverse effect” is any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business or results of operations of the subject company and its subsidiaries, taken as a whole, or that would materially impair the ability of such company and its subsidiaries, taken as a whole, to consummate the transaction. The term material adverse effect does not include changes, events, circumstances or effects caused by changes in general economic or market conditions (except to the extent such changes have a material disproportionate effect on such company relative to other similarly situated companies in the industries in which such company operates), compliance with the terms and conditions of the merger agreement, the public announcement of the transaction, any failure to meet revenue or earnings projections in and of itself or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States directed against its facilities or citizens wherever located.
      Shortly following the public announcement of the transaction, several class action complaints and one individual complaint were filed in the Chancery Court of Delaware and in the Orange County, California, Superior Court concerning the merger agreement and the transaction, as discussed in more detail in the sections entitled “Summary of the Joint Proxy Statement/Prospectus — Recent Developments” on page      and “Risk Factors” on page      . While the disclosure related claims will, pursuant to the memorandum of understanding described in the section entitled “Summary of the Joint Proxy Statement/Prospectus — Recent Developments,” be dismissed with prejudice, other claims in certain of these actions have not been dismissed or were dismissed without prejudice.
      One of the conditions to the consummation of the merger transaction is that there is no order in effect that would restrain, enjoin or otherwise prohibit the consummation of the merger transaction and that no action seeking to do the same is pending. If any remaining claims seek to enjoin the merger transaction, the closing of the merger transaction could be delayed even if all the other conditions were satisfied, unless the condition was waived by the parties. If the delay extended beyond September 30, 2005 and the parties did not waive this condition, Quinton would have the right to terminate the merger agreement.

Termination of the merger agreement
      The merger agreement may be terminated at any time prior to completion of the transaction, whether before or after approval and adoption of the merger agreement by Quinton’s and Cardiac Science’s stockholders:

•	by mutual written agreement of Quinton and Cardiac Science;

•	by Quinton or Cardiac Science, if the transaction is not completed before September 30, 2005, which will be extended to December 31, 2005 if the transaction is not completed due to failure to obtain effectiveness of the registration statement registering our shares of common stock to be issued in the transaction, failure to obtain clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or failure to obtain all material government and other third party consents or approvals necessary to complete the transaction, except that this right to terminate the merger agreement is not available to any party whose action or failure to act is a principal cause of or results in the delay and such action or failure to act is a breach of the merger agreement;

•	by Quinton or Cardiac Science, if there is any law that makes the consummation of the transaction illegal or otherwise prohibited or any judgment, injunction, order or decree of a court or governmental authority having jurisdiction over either Quinton or Cardiac Science enjoining the completion of the transaction which is final and nonappealable and prior to such termination, the parties shall have used their respective commercially reasonable efforts to resist, resolve or lift, as applicable, such law, regulation, judgment, injunction, order or decree, except that this right to terminate the merger agreement is not available to any party whose breach of, or failure to perform under, the merger agreement has been the cause of the issuance of such law, judgment, injunction, order or decree;

•	by Quinton or Cardiac Science, if the merger agreement and transaction fail to receive the requisite vote for approval and adoption by the stockholders of Quinton or Cardiac Science at the Quinton or Cardiac Science special meetings or at any adjournment of those special meetings, except that this right to terminate the merger agreement is not available to any party whose action or failure to act caused the failure to get approval;

•	by Quinton, upon a breach by Cardiac Science of any representation, warranty, covenant or agreement in the merger agreement that would cause a failure by Cardiac Science to perform in all material respects its pre-closing obligations or cause any representation, or warranty by Cardiac Science set forth in the merger agreement to be untrue at the time made and at the time of completion of the transaction (except with respect to those representations and warranties that speak as of an earlier date) that would result in a material adverse effect on Cardiac Science and such breach or failure is incapable of being cured or is not cured within 30 days after notice of such breach or failure is delivered to Cardiac Science by Quinton;

•	by Cardiac Science, upon a breach by Quinton of any representation, warranty, covenant or agreement in the merger agreement that would cause a failure by Quinton to perform in all material respects its pre-closing obligations or cause any representation or warranty by Quinton set forth in the merger agreement to be untrue at the time made and at the time of completion of the transaction (except with respect to representations and warranties that speak as of an earlier date) that would result in a material adverse effect on Quinton and such breach or failure is incapable of being cured or is not cured within 30 days after notice of such breach or failure is delivered to Quinton by Cardiac Science;

•	by Quinton, on a “Quinton Triggering Event,” which occurs if:

•	the board of directors of Cardiac Science withdraws, modifies, conditions, amends or qualifies its recommendation of the merger agreement in a manner materially adverse to Quinton,

•	the board of directors of Cardiac Science fails to recommend approval and adoption by Cardiac Science stockholders of the merger agreement or approves or recommends to the Cardiac Science stockholders an Acquisition Proposal;

•	the board of directors of Cardiac Science fails to recommend against acceptance of an Acquisition Proposal by Cardiac Science stockholders (including by taking no position or by indicating inability to take a position with respect to acceptance of an Acquisition Proposal involving a tender offer or exchange offer) or fails to reconfirm its approval and recommendation in favor of adoption and approval of the merger agreement and the transaction within 10 business days following the first announcement or other public knowledge of such Acquisition Proposal;

•	the board of directors of Quinton authorizes Quinton to enter into a binding agreement concerning a transaction that constitutes a Superior Proposal, Quinton notifies Cardiac Science that it intends to enter into such transaction and specifies the material terms and conditions of such agreement, and within five business days of such notice, Cardiac Science fails to propose and agree to enter into a modification of the merger agreement, or after proposing to enter into a modification, Quinton’s board of directors determines in its good faith judgment, after consultation with its investment advisors and outside legal counsel, that such Superior Proposal continues to be a Superior Proposal; or

•	Cardiac Science willfully and materially breaches the non-solicitation provisions of the merger agreement; or

•	by Cardiac Science, on a “Cardiac Science Triggering Event,” which occurs if:

•	the board of directors of Quinton withdraws, modifies, conditions, amends or qualifies its recommendation of the merger agreement in a manner materially adverse to Cardiac Science;

•	the board of directors of Quinton fails to recommend approval of and adoption by Quinton stockholders of the merger agreement or approves or recommends to the Quinton stockholders an Acquisition Proposal;

•	the board of directors of Quinton fails to recommend against acceptance of an Acquisition Proposal by Quinton stockholders (including by taking no position or by indicating inability to take a position with respect to acceptance of an Acquisition Proposal involving a tender offer or exchange offer) or fails to reconfirm its approval and recommendation in favor of adoption and approval of the merger agreement and transaction within 10 business days following the first announcement or other public knowledge of such Acquisition Proposal;

•	the board of directors of Cardiac Science authorizes Cardiac Science to enter into a binding agreement concerning a transaction that constitutes a Superior Proposal, Cardiac Science notifies Quinton that it intends to enter such transaction and specifies the material terms and conditions of such agreement and within five business days of such notice, Quinton fails to propose and agree to enter into a modification of the merger agreement, or after proposing to enter into a modification, Cardiac Science’s board of directors determines in its good faith judgment, after consultation with its investment advisors and outside legal counsel, that such Superior Proposal continues to be a Superior Proposal; or

•	Quinton willfully and materially breaches the non-solicitation provisions of the merger agreement.
Payment of termination fees
      The merger agreement requires Quinton or Cardiac Science to pay the other party a termination fee equal to $4.0 million if:

•	the other party terminates the merger agreement because a Quinton Triggering Event or a Cardiac Science Triggering Event has occurred; or

•	it terminates the merger agreement because the transaction is not consummated because the other company’s stockholders do not approve the merger agreement, and prior to the termination of the merger agreement, a third party has made an Acquisition Proposal or publicly announced its intention to make an Acquisition Proposal with respect to the other company and within 12 months following the termination of the merger agreement, the other company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by such Acquisition Proposal.

Extension, waiver and amendment of the merger agreement
      Quinton and Cardiac Science may amend the merger agreement before completion of the transaction by mutual written consent. Either Quinton or Cardiac Science may extend the other’s time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other’s representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement. Notwithstanding the foregoing, following the approval of the merger agreement and the transaction by Quinton’s or Cardiac Science’s stockholders, no amendment or waiver may, without the further approval of such stockholders, be made that would require such approval under any applicable law.
      In the event the merger agreement is amended, or any condition in the merger agreement is waived, after distribution of this joint proxy statement/prospectus in any manner that would be material to either Quinton’s or Cardiac Science’s stockholders’ decision on whether to approve the merger transaction prior to their respective stockholders meeting, such party will deliver an amendment to the joint proxy statement/prospectus or a supplement to each of its stockholders informing them of the amendment or waiver.

AGREEMENTS RELATED TO THE TRANSACTION
Affiliate agreements
      Quinton’s and Cardiac Science’s affiliates executed or are expected to execute affiliate agreements. Under these affiliate agreements, we will be entitled to place appropriate legends on the certificates evidencing any shares of our common stock to be received by these persons or entities, and to issue stop transfer instructions to the transfer agent for our common stock. Further, these individuals have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of our common stock to be received by them in the transaction. The affiliate agreements will terminate automatically upon the termination of the merger agreement.
Senior note and warrant conversion agreement
      Ray E. Newton, III, a director of Cardiac Science and, upon completion of the transaction, a director of Newco, is affiliated with Perseus, LLC. Pursuant to a senior note and warrant conversion agreement entered into on February 28, 2005 in connection with the merger agreement, entities affiliated with Perseus, LLC that hold senior notes previously issued by Cardiac Science with an aggregate principal and accrued interest balance at February 28, 2005 of approximately $61 million, together with related warrants to purchase an aggregate of approximately 13.4 million shares of Cardiac Science common stock have agreed to convert, concurrently with the closing of the transaction, all of their outstanding senior notes and related warrants for aggregate consideration of $20 million in cash, payable by us, and 2,843,915 shares of our common stock, which was determined by dividing $53.75 million by $1.89, the closing sales price per share for Cardiac Science common stock on February 25, 2005, the last full trading day prior to the date the note and warrant conversion agreement was entered into, and multiplying the result by the Cardiac Science exchange ratio of 0.10. The senior note holders agreed to a fixed number of shares of our common stock and thus are subject to the risk that the per share price of the Cardiac Science common stock declines below $1.89 prior to the conversion taking place, thereby reducing the value of the equity portion of the conversion. Assuming the closing sales price of Cardiac Science common stock on The Nasdaq National Market on June 15, 2005, which was $1.06 per share, the total value of the consideration to be received in respect of the note and warrant conversion is now $20 million in cash plus approximately $30.15 million in stock, or approximately $50.15 million, which is substantially below the $73.75 million value of the consideration as of the date of signing of the senior note and warrant conversion agreement.
      Cardiac Science and the entities affiliated with Perseus, LLC, which are the only holders of outstanding promissory notes of Cardiac Science, agreed to enter into the senior note and warrant conversion agreement following extensive negotiations among the parties and Quinton. In negotiating the merger transaction, Mr. Hinson advised Messrs. Newton, Cohen and de Greef the senior notes needed to be eliminated in the merger transaction through a conversion of our common stock and cash, and the warrant overhang associated with the senior notes needed to be substantially reduced or eliminated. Management of both Quinton and Cardiac Science believe that the elimination of the senior notes will put us in a stronger financial position following the transaction, including, without limitation, the resulting interest expense reduction of approximately $8 million per year. The $73.75 million in aggregate consideration ultimately agreed to among the parties represents the sum of (i) $61 million, which is the approximate aggregate principal and accrued interest under senior notes through February 28, 2005, and (ii) an agreed upon value of the warrants of $12.75 million. This amount was agreed upon during the course of negotiations between Messrs. Cohen and de Greef and Mr. Newton, as a representative of the senior note holders, and was less than the $16 million to $18 million value Cardiac Science attributed to the warrants using a Black-Scholes option valuation model that was performed on December 3, 2004 using the closing sales price of Cardiac Science common stock on the Nasdaq National Market on December 1, 2004 of $2.22 per share. In accordance with generally accepted accounting principles, Cardiac Science’s audited financial statements as of December 31, 2004 showed the senior notes having a principal value of $50 million and accrued interest of $9.7 million. These carrying values were offset by the carrying value of the remaining unamortized original issuance discount balance of $7.1 million related to the warrants issued to the senior note holders in May 2002. This resulted in the net carrying value of the senior notes, accrued interest and original issuance discount totaling $52.6 million as of December 31, 2004. For the purposes of the senior note and warrant conversion transaction, the parties valued the senior notes and accrued interest based on the face value and accrued interest through February 28, 2005 as that was the actual amount that would be required to be paid to the senior note holders pursuant to the original senior note agreement upon payment of the senior note.
      Although Cardiac Science’s board of directors did not obtain a fairness opinion regarding the terms of the note and warrant conversion transaction, following extensive deliberations the board of directors determined that such transaction was fair and in the best interests of Cardiac Science and its stockholders. Cardiac Science’s board of directors based its determination, in part, on its comparison of the combined value of the $50 million in principal amount owed under the senior notes plus approximately $12 million in accrued interest through an anticipated closing date of June 30, 2005, which notes are secured by a senior position in all of Cardiac Science’s assets, and the $16 million to $18 million value attributed to the warrants discussed above, or an aggregate range of $78 million to $80 million, with the $73.75 million value of the agreed upon consideration. Cardiac Science’s board of directors also considered that the approximate $61 million outstanding under the senior notes as of February 28, 2005 would increase by approximately $350,000 for each month thereafter until the transaction closed. Additionally, Cardiac Science’s board of directors considered the benefit of satisfying a significant portion of the balance under the senior notes with common stock as opposed to cash, and the favorable impact on Cardiac Science’s financial statements and cash position going forward.
      The senior notes to be converted in connection with the transaction were originally issued by Cardiac Science in May 2002 in the aggregate principal amount of $50 million, bear interest at an annual rate of 6.9%, are secured by a senior position in all of the assets of Cardiac Science and, as a result of amendments subsequent to the original issuance, as set forth in more detail below, are due and payable on May 29, 2008. The warrants to be converted in connection with the transaction were originally issued in May 2002, have a seven year term and, as a result of certain anti-dilution and other adjustments subsequent to the original issuance, as set forth in more detail below, represent the right to purchase an aggregate of approximately 13.4 million shares of Cardiac Science common stock at an exercise price of $2.00 per share, which are all of the outstanding warrants issued to the senior note holders in connection with the senior notes. The senior notes and warrants were originally issued for $50 million in cash, which proceeds were used to repay outstanding senior secured promissory notes issued in connection with Cardiac Science’s acquisition of Survivalink Corporation in September 2001, to pay for the transaction fees and costs related to such acquisition, and to provide additional working capital. The senior notes and warrants do not entitle the holders thereof to any voting rights in respect of the equity of Cardiac Science.
      On each of July 1, 2003 and March 15, 2004, Cardiac Science requested, and the holders of the senior notes agreed to, certain amendments to the senior notes and waivers in respect to potential defaults by Cardiac Science in respect of its obligations under the senior notes.
      On January 28, 2005, at the request of Cardiac Science, the holders of the senior notes agreed to: (i) extend the maturity date of the $50 million in aggregate principal amount of senior notes issued by 12 months to May 29, 2008; (ii) defer all cash interest payments until maturity; and (iii) modify certain financial covenants regarding minimum EBITDA, minimum debt to capitalization and maximum capital expenditures, and delete certain other financial covenants for 2005 through maturity. Additionally, the holders of the senior notes waived certain covenant violations, including all financial covenant violations for the quarter and year ended December 31, 2004. Had the holders of the senior notes not agreed to the foregoing amendments and waivers, which were requested by Cardiac Science so it could avoid any potential defaults under the senior notes and have additional operational flexibility, Cardiac Science would have defaulted upon its obligations under the senior notes and may not have been able to continue its operations. In exchange for the foregoing amendments and waivers, the holders of the senior notes requested and Cardiac Science agreed to reduce the exercise price of warrants to purchase approximately 13.4 million shares of common stock originally issued to such holders to $2.00 per share, down from a weighted average price of approximately $3.24 per share immediately prior to such amendments and waivers. Although the discussions regarding the amendments to the senior notes occurred during the general period in which the parties discussed the terms of the senior note and warrant conversion transaction, the amendments were negotiated independent of the senior note and warrant conversion transaction and terms of either transaction did not impact the terms of the other.
      On May 10, 2005, Cardiac Science requested, and the holders of the senior notes agreed to, modifications to the minimum EBITDA and debt to capitalization financial covenants in the senior notes and a waiver of potential defaults of these financial covenants for the quarter ended March 31, 2005. Cardiac Science would not have been in compliance with its minimum EBITDA and debt to capitalization covenants as a result of a $47.3 million goodwill impairment charge it incurred in the quarter ended March 31, 2005.
      Immediately following the transaction, the senior note holders will collectively hold approximately 13.7% of our outstanding common stock, which includes shares of Cardiac Science common stock purchased in a July 2004 private placement. Following the closing of the transaction, if the former senior note holders continue to beneficially own at least ten percent of our outstanding capital stock, they will have the collective right to designate one director for election to our board of directors. In addition to the closing of the transaction, the closing of the note and warrant conversion transaction is conditioned upon, among other things, the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the absence of any modification, amendment or waiver of the merger agreement in any manner adverse to the senior note holders without the consent of the holders of a majority in principal amount of the senior notes.
      In addition, we have granted the parties to the senior note and warrant conversion agreement registration rights with respect to these shares of our common stock. The registration rights agreement requires us to use our best efforts to file a registration statement covering the resale of the shares issued in the note and warrant conversion transaction within 90 days following the completion of the merger transaction.
Employment agreements
      We intend to engage Raymond Cohen, Cardiac Science’s chief executive officer, as our chairman of the board of directors. Following the effective time of the transaction through December 31, 2005, Mr. Cohen’s compensation would consist of a salary of $29,125 per month and from January 1, 2006, until the earlier of the date Mr. Cohen’s engagement as chairman of the board of directors has been terminated or our first annual meeting of stockholders, Mr. Cohen’s compensation will consist of an annual salary of $150,000. The terms of any such engagement are subject to the approval by our compensation committee, in accordance with the Nasdaq Marketplace Rules, and the execution of a definitive agreement.
      Several current executive officers of Quinton will be employed by us in management positions following the transaction, including John Hinson, Quinton’s current chief executive officer, who will serve as our chief executive officer, and Michael Matysik, Quinton’s current chief financial officer, who will serve as our chief financial officer. Additionally, Ruediger Naumann-Etienne, Ph.D., Quinton’s chairman of the board, will serve as our vice chairman. Some of these individuals have employment agreements with Quinton, which will be assumed by us as part of the transaction.
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL STATEMENTS OF QUINTON AND CARDIAC SCIENCE
      The following unaudited pro forma condensed combined consolidated financial statements give effect to the transaction between Quinton and Cardiac Science using the purchase method of accounting for the business combination.
      Upon completion of the transaction, Quinton and Cardiac Science will each be acquired by us. Stockholders of Quinton will receive 0.77184895 shares of our common stock for each common share of Quinton held on the closing date, or approximately 48.7% of our total outstanding common stock immediately following the transaction. Stockholders of Cardiac Science will receive 0.10 shares of our common stock for each common share of Cardiac Science held on the closing date, and collectively with the Cardiac Science senior noteholders, will own approximately 51.3% of our total outstanding common stock immediately following the transaction.

Outstanding options, warrants and purchase rights will be converted into options, warrants and purchase rights for the purchase of shares in Newco in accordance with the same exchange ratios.
      The transaction will be accounted for as an acquisition of Cardiac Science by Quinton under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Quinton will be the acquiring entity for financial reporting purposes based on our review of the criteria for determining the accounting acquirer set forth in Statement 141. These criteria include but are not limited to: relative share ownership of the combined entity, composition of and ability to elect the board of directors, and the entity from which senior management positions are filled. A majority of our proposed board of directors will be comprised of current Quinton directors. In addition, Quinton executives will fill a majority of our senior management positions, thereby directing our policies, strategic direction, and day to day operations. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets acquired by Quinton in connection with the transaction, based on their fair values as of the completion of the transaction. The excess cost over the net tangible and identifiable intangible assets has been allocated to goodwill. Valuation specialists have conducted a preliminary valuation in order to assist management of Quinton in determining the fair values of the intangible assets. The preliminary work performed by the valuation specialists has been considered in management’s preliminary estimates of the fair values reflected in these unaudited pro forma condensed combined consolidated financial statements. A final determination of these fair values, which cannot be made prior to the completion of the transaction, will include management’s consideration of a final valuation prepared by the valuation specialists. This valuation will be based on the actual net tangible and intangible assets of Cardiac Science that exist as of the date of the completion of the transaction.
      We cannot assure you that Quinton and Cardiac Science will not incur charges in excess of those included in the pro forma total consideration related to the transaction or that management will be successful in its efforts to integrate the operations of the companies.
      The unaudited pro forma condensed combined consolidated balance sheet of Quinton and Cardiac Science gives effect to the transaction as if it occurred on March 31, 2005. The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2004, and the three months ended March 31, 2005, gives effect to the transaction as if it had occurred on January 1, 2004.
      These unaudited pro forma condensed combined consolidated financial statements have been prepared based on preliminary estimates of fair values. Amounts preliminarily allocated to goodwill may significantly change and amounts allocated to intangible assets with definite lives may change significantly, which could result in a material change in amortization of acquired intangible assets. Therefore, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. In addition to the impact of ongoing integration activities, the timing of completion of the transaction and other changes in Cardiac Science’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.
      The accompanying unaudited pro forma condensed combined consolidated financial statements are presented in accordance with Article 11 of Regulation S-X. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the proposed transaction had been consummated as of March 31, 2005 or January 1, 2004, nor is it necessarily indicative of future operating results or financial position. See “Statements Regarding Forward-Looking Information” on page      . The pro forma adjustments are based upon information and assumptions available at the time of the filing of this joint proxy statement/ prospectus. The pro forma financial statements should be read in conjunction with the accompanying notes thereto and with Quinton and Cardiac Science historical consolidated financial statements and related notes thereto, incorporated by reference into this joint proxy statement/ prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
BALANCE SHEET
As of March 31, 2005

	Historical

		Cardiac	Pro Forma		Pro Forma
	Quinton	Science	Adjustments		Combined

	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$22,821	$9,624	$(21,250	)(A)	$11,195
Marketable equity securities	607	—	—		607
Accounts receivable, net	12,222	13,623	—		25,845
Inventories	11,739	12,180	3,692	(B)	27,611
Prepaid expenses and other current assets	777	4,323	—		5,100
Deferred income taxes	5,221	—	(5,221	)(C)

Total current assets	53,387	39,750	(22,779)		70,358
Machinery and equipment, net	4,177	4,816	—	(D)	8,993
Intangibles, net	5,539	9,178	32,272	(E)	46,989
Goodwill	9,072	92,268	14,914	(F)	126,110
			9,856	(C)
Investment in unconsolidated entity	1,000	—	—		1,000
Deferred income taxes	3,494	—	(3,494	)(C)
Other long-term assets	885	6,559	(885	)(A)	1,716
			(4,843	)(I)

Total assets	$77,554	$152,571	$25,041		$255,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,818	8,629	(885	)(A)	14,562
Accrued liabilities	4,356	5,932	4,950	(G)	15,238
Warranty reserve	2,016	—	—		2,016
Deferred revenue	4,729	1,375	(618	)(H)	5,486

Total current liabilities	17,919	15,936	3,447		37,302
Senior secured promissory notes	—	54,113	(54,113	)(I)	—
Other long-term liabilities	—	710	(657	)(H)	53
Deferred tax liability	—	—	1,141	(C)
	—	—	3,000	(J)	4,141

Total liabilities	17,919	70,759	(47,182)		41,496

Minority interest in consolidated entity	139	—	—		139
Stockholders’ equity:
Common stock	14	86	86	(K)	22
			11	(A)
			(3	)(K)
Additional paid in capital	62,833	259,950	(259,950	)(K)	216,860
			(750	)(G)
			146,554	(A)
			3	(K)
			7,055	(A)
			1,165	(A)
Accumulated other comprehensive income	(4)	(25)	25	(K)	(4)
Deferred stock compensation	(15)	—	—		(15)
Accumulated deficit	(3,332)	(178,199)	178,199	(K)	(3,332)

Total stockholders’ equity	59,496	81,812	72,223		213,531

Total liabilities and stockholders’ equity	$77,554	$152,571	$25,041		$255,166

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
STATEMENT OF OPERATIONS
For the year ended December 31, 2004

	Historical

		Cardiac	Pro Forma		Pro Forma
	Quinton	Science	Adjustments		Combined

	(In thousands, except share data)
Revenues:
Systems	$77,373	$61,107	$(504	)(L)	$137,976
Service	12,230	7,406	—		19,636

Total revenues	89,603	68,513	(504)		157,612

Cost of revenues:
Systems	42,862	26,080	(465	)(L)	70,477
			2,000	(M)
Service	7,440	4,282	—		11,722

Total cost of revenues	50,302	30,362	1,535		82,199

Gross profit:
Systems	34,511	35,027	(39	)(L)	67,499
			(2,000	)(M)
Service	4,790	3,124	—		7,914

Gross profit	39,301	38,151	(2,039)		75,413

Operating expenses:
Research and development	7,397	6,027	—		13,424
Sales and marketing	18,378	23,959	—		42,337
General and administrative, excluding stock-based compensation	8,275	19,241	—		27,516
Amortization expense	—	1,931	643	(M)	2,574
Gain on sales and other, net	—	(1,077)	—		(1,077)
Stock-based compensation	73	—	—		73

Total operating expenses	34,123	50,081	643		84,847

Operating income (loss)	5,178	(11,930)	(2,682)		(9,434)

Other income (expense):
Interest income (expense)	(70)	(6,904)	6,780	(O)	(194)
Other income, net	1,031	165	—		1,196

Total other income (expense)	961	(6,739)	6,780		1,002

Income (loss) before income taxes	6,139	(18,669)	4,098		(8,432)
Income tax benefit (expense)	8,890	—	(8,956	)(C)	(66)

Income (loss) before minority interest	15,029	(18,669)	(4,858)		(8,498)
Minority interest	39	—	—		39

Net income (loss)	$15,068	$(18,669)	$(4,858)		$(8,459)

Net income (loss) per share — basic	$1.14	$(0.22)		(Q)	$(.40)
Net income (loss) per share — diluted	$1.08	$(0.22)		(Q)	$(.40)
Weighted average shares outstanding — basic	13,263	83,094		(Q)	21,402
Weighted average shares outstanding — diluted	14,011	83,094		(Q)	21,402
See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
STATEMENT OF OPERATIONS
For the three months ended March 31, 2005

	Historical

		Cardiac	Pro Forma		Pro Forma
	Quinton	Science	Adjustments		Combined

	(In thousands, except share data)
Revenues:
Systems	$18,344	$13,273	$(100	)(L)	$31,517
Service	2,966	1,738	—		4,724

Total revenues	21,330	15,011	(100)		36,241

Cost of revenues:
Systems	9,682	5,419	(90	)(L)	15,407
			396	(M)
Service	1,882	848	—		2,730

Total cost of revenues	11,564	6,267	306		18,137

Gross profit:
Systems	8,662	7,854	(10	)(L)	16,110
			(396	)(M)
Service	1,104	890	—		1,994

Gross profit	9,766	8,744	(406)		18,104

Operating expenses:
Research and development	1,809	1,457	—		3,266
Sales and marketing	4,657	4,906	—		9,563
General and administrative, excluding stock-based compensation	2,045	5,198	—		7,243
Amortization expense	—	403	241	(M)	644
Goodwill impairment charge	—	47,269	—	(N)	47,269
Stock-based compensation	—	—	—		—

Total operating expenses	8,511	59,233	241		67,985

Operating income (loss)	1,255	(50,489)	(647)		(49,881)

Other income (expense):
Interest income (expense)	113	(1,751)	1,638	(O)	—

Other income (expense), net	61	(1,602)	—		(1,541)

Total other income (expense)	174	(3,353)	1,638		(1,541)

Income (loss) before income taxes	1,429	(53,842)	991		(51,422)
Income tax benefit (expense)	(470)	—	470	(P)	—

Income (loss) before minority interest	959	(53,842)	1,461		(51,422)
Minority interest	20	—	—		20

Net income (loss)	$979	$(53,842)	$1,461		$(51,402)

Net income (loss) per share — basic	$0.07	$(0.63)		(Q)	$(2.30)
Net income (loss) per share — diluted	$0.07	$(0.63)		(Q)	$(2.30)
Weighted average shares outstanding — basic	14,067	86,019		(Q)	22,304
Weighted average shares outstanding — diluted	14,778	86,019		(Q)	22,304
See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

PRO FORMA ADJUSTMENTS
      Pro forma adjustments reflect those matters that are a direct result of the transaction, which are factually supportable and, for pro forma adjustments to the pro forma condensed combined consolidated statements of operation, are expected to have continuing impact. The pro forma adjustments are based on preliminary estimates which may change as additional information is obtained.
      (A) The purchase price of $180.2 million to be allocated to Cardiac Science’s net assets and liabilities consists of the following:

•	Approximately 11.4 million shares of our common stock valued at approximately $146.6 million to be issued to Cardiac Science stockholders and senior noteholders. The fair value of our shares to be issued is based on a per share value of $12.81, which is equal to Quinton’s average closing price per share as reported on The Nasdaq National Market for the trading-day period two days before and after February 28, 2005, adjusted by the Quinton exchange ratio.

•	Total cash payment of $21.25 million, including $20.0 million in cash to be paid to Cardiac Science senior noteholders and approximately $1.25 million in cash payments for estimated transaction related expenses. Of this amount, approximately $0.9 million is reflected as a reduction in accounts payable for items previously incurred by Quinton.

•	Approximately 1.3 million options to purchase shares of our common stock to be issued to Cardiac Science option holders, valued at approximately $7.1 million.

•	Approximately 332,000 warrants to purchase shares of our common stock to be issued to certain Cardiac Science warrant holders, valued at approximately $1.2 million.

•	Approximately $4.2 million in accrued liabilities relating to estimated exit and severance costs. (See note G)

•	Other long term assets have been reduced by approximately $0.9 million reflecting the allocation of previously incurred and deferred transaction related costs to the purchase price.
Indirect and general expenses related to the transaction will be expensed as incurred.
      (B) Cardiac Science’s finished goods inventories acquired as a part of the transaction will be recorded at estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort. Work in process was not material. The purchase cost allocated to finished goods inventories at March 31, 2005 exceeded Cardiac Science’s net book value by approximately $3.7 million. Management expects that this amount will be recorded as a cost of revenues over the period that the related inventory is sold, which is anticipated to be approximately six months from the date of closing. There is no adjustment to the pro forma statement of operations for this additional cost of revenues because it will not have continuing impact.
      (C) The valuation allowance against certain deferred tax assets held by Quinton has been restored, as it is management’s judgment that the realization of the deferred tax assets would not have been more likely than not in light of our combined historical losses. This adjustment results in the reduction of deferred tax assets by approximately $8.7 million, and an increase in deferred tax liabilities of approximately $1.1 million. As this adjustment is related to the purchase of Cardiac Science by Quinton an adjustment to goodwill has been made in the same amount in connection with purchase accounting. This adjustment does not give consideration to taxable income that Quinton may generate in 2005 prior to the closing of the transaction. Any such taxable income could significantly reduce deferred tax assets as of the closing date.
      (D) Management believes based upon its preliminary assessment that the estimated fair value of machinery and equipment obtained in the transaction approximates the Cardiac Science net book value of the assets.
      (E) The estimated fair value of intangible assets is more than Cardiac Science’s reported amounts by approximately $32.3 million. The pro forma adjustment includes the elimination of Cardiac Science’s recorded intangibles of $9.2 million and recording estimated fair value of intangible assets acquired consisting of developed technology of approximately $20.0 million, customer-based intangibles of approximately $12.9 million, and a trade name of approximately $8.6 million. Portions of the purchase price have been allocated to intangible assets which were identified by management and have been valued on a number of factors in a preliminary appraisal. At this time, management has not identified the existence of any in-process research and development to be written off. In the event that in-process research and development was identified as of the date of the transaction the fair value of such in-process research and development would be charged to expense at the date of the transaction.
      The pro forma adjustment amounts reflect management’s preliminary estimates of the fair values of assets to be acquired and liabilities to be assumed at the date of the transaction. These estimates are preliminary because the transaction has not yet occurred and management has not yet obtained all of the information that it has arranged to obtain and that is known to be available. The estimate of the useful life of each intangible asset was based on an analysis by management of all pertinent factors. These factors include the expected use of the asset by the entity, the expected useful life of another asset or a group of assets to which the useful life of an asset may relate, any legal, regulatory, or contractual provisions that may limit the useful life, any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, the effects of obsolescence, demand, competition, and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.
      Management estimated intangible asset lives as ten years for developed technology and five years for customer based intangibles. The following table provides our estimated annual expense for the amortization of identifiable intangible assets:

Fiscal Year	In thousands

2004	$4,574
2005	4,574
2006	4,574
2007	4,574
2008	4,574
2009 - 2013	2,000	/yr.
      Management has concluded that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the trade name and accordingly has considered the useful life of the trade name to be indefinite.
      (F) Goodwill represents the excess of purchase price, including direct costs, over the fair value of Cardiac Science’s net assets acquired in the transaction. The pro forma adjustment includes the elimination of Cardiac Science’s recorded goodwill of $92.3 million and recording of goodwill resulting from the transaction of $107.2 million prior to considering the impact on Quinton’s valuation allowance for deferred tax assets discussed in note C. Goodwill recorded by us in connection with the transaction will differ from the amount presented here as management obtains all information that is has arranged to obtain and that is known to be available, and adjusts the allocation of purchase price, accordingly.
      (G) Accrued liabilities have been increased by approximately $5.0 million for the following items:

•	An increase of approximately $0.8 million reflecting the estimated costs to register our common shares covered by this registration statement and those issued to Cardiac Science senior note and warrant holders. Additional paid in capital has been reduced by the same amount as these costs are recorded as a reduction to equity.

•	An increase of approximately $4.2 million reflecting the estimated costs to involuntarily terminate or relocate employees in connection with the anticipated closure of certain Cardiac Science facilities.
      (H) The current portion of deferred revenue previously recorded by Cardiac Science has been reduced by $0.6 million reflecting the elimination of the amounts received in connection with certain licensing arrangements as well as the elimination of a portion of the expected profit on previously invoiced training and service revenue that has not been delivered. The long term portion of deferred revenue recorded by Cardiac Science has been reduced by $0.7 million reflecting the elimination of additional amounts received in connection with certain licensing arrangements. The remaining deferred revenue reflects the anticipated costs to provide to these training services as well as an expected nominal profit margin.
      (I) In connection with the transaction, Cardiac Science’s obligations under its senior secured promissory notes having a face value of $50.0 million and an original debt discount of $11.8 million will be extinguished pursuant to the terms of the senior note and warrant conversion agreement. The balance of these notes and accrued interest at March 31, 2005 was approximately $60.7 million offset by unamortized debt discount of approximately $6.6 million, resulting in a net balance of approximately $54.1 million. Approximately $4.8 million of unamortized long term assets related to these notes has been eliminated. The actual amount of debt and accrued interest to be retired will differ from the amount presented here based on the amount of time that elapses until closing.
      (J) Deferred tax liabilities have been increased by approximately $3.0 million, reflecting deferred taxes related to certain indefinite lived intangible assets acquired.
      The adjustment assumes that we will not be limited in our ability to utilize Cardiac Science’s net operating loss carryforwards. Acquired deferred tax assets are expected to exceed acquired deferred tax liabilities. A valuation allowance is expected to be recorded against the deferred tax assets as it is management’s judgment that the realization of the deferred tax assets would not have been more likely than not in light of our combined historical losses. Any reduction in our ability to utilize Cardiac Science’s net operating loss carryforwards could significantly reduce the acquired deferred tax assets.
      (K) The pro forma adjustment represents the elimination of Cardiac Science’s stockholders equity accounts and an adjustment to Quinton stockholders equity accounts reflecting the Quinton exchange ratio in connection with the issuance of our shares for those of Quinton stockholders.
      (L) Quinton is currently a reseller of Cardiac Science’s products to the primary care market under the Burdick brand. Intercompany sales were $0.5 million for the year ended December 31, 2004. An equal amount of cost has been eliminated. For the quarter ended March 31, 2005 intercompany sales were $0.1 million and a similar amount of cost of revenues has been eliminated. Additionally, intercompany profits, accounts receivable, and accounts payable are considered to be immaterial.
      (M) The increase to amortization expense is calculated using management’s estimates of fair value and asset lives, resulting in amortization expense which totals approximately $4.6 million on an annual basis, minus Cardiac Science’s historical amortization expense of $2.0 million. Approximately $2.0 million of the $4.6 million in annual amortization expense is recorded as part of cost of revenues. For the period ended March 31, 2005 total amortization expense was approximately $1.1 million, which represents an increase over Cardiac Science’s historical amortization of approximately $0.6 million. Of the $1.1 million in total pro forma amortization, approximately $0.5 million is attributable to cost of revenues.
      (N) The historical goodwill impairment charge of $47,269 recorded by Cardiac Science for the three months ended March 31, 2005 has not been eliminated in the pro forma statement of operations. Future assessments of any impairment of goodwill of Newco will be determined in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”.
      (O) Interest income has been decreased by $0.3 million and $0.2 million for the periods ended December 31, 2004 and March 31, 2005, respectively, eliminating historical interest income earned by cash held by Quinton and Cardiac Science reflecting the use of available cash balances to retire Cardiac Science’s senior secured promissory notes in connection with the transaction. Interest expense has been decreased to eliminate the historical interest expense recorded by Cardiac Science on its senior secured promissory notes, which have been retired in connection with the transaction. Interest expense and amortization of the discount and issuance costs related to these notes was approximately $7.0 million for the year ended December 31, 2004 and $1.8 million for the quarter ended March 31, 2005.
      (P) Income tax expense has been reduced by approximately $0.5 million reflecting the elimination of income tax expense as the combined company would have recorded a loss.
      (Q) The weighted average number of shares has been increased to reflect the issuance of approximately 11.4 million shares in connection with the transaction. The total combined weighted average shares outstanding reflects this issuance combined with Quinton’s historical weighted average shares outstanding, adjusted by the Quinton Exchange ratio. Pro forma losses per share are ($0.40) for the year ended December 31, 2004 and ($0.19) for the three months ended March 31, 2005.
NEWCO EQUITY COMPENSATION PLAN INFORMATION
Assumed Quinton 2002 Plan
      We will assume Quinton’s 2002 Stock Incentive Plan, or the 2002 Plan, in connection with the transaction. The 2002 Plan provides for the issuance of incentive or nonqualified stock options, shares of common stock or units denominated in common stock, all of which may be unrestricted or subject to restrictions. Stock options entitle the holder to purchase a specified number of shares of common stock at a specified price, which is called the exercise price, subject to the terms and conditions of the option grant. The exercise price of stock options under the 2002 Plan generally will be equal to the fair market value of the common stock as determined by the plan administrator. The plan administrator will fix the term of each option. Each option will be exercisable at such time or times as determined by the plan administrator. Options may be exercised, in whole or in part, by payment in full of the purchase price either in cash, delivery of shares of common stock or delivery of other consideration, or by any combination of cash, stock and other consideration as may be determined by the plan administrator. Options may also be exercised by means of a broker-assisted cashless exercise. After termination of service, a participant will be able to exercise the vested portion of his or her option for the period of time stated in the option agreement. If no such period of time is stated in a participant’s option agreement, a participant will generally be able to exercise his or her option for (i) three months following his or her termination for reasons other than cause, death or disability and (ii) one year following his or her termination due to death or disability. If a participant is terminated for cause, all options generally will automatically expire. If a participant dies after termination of service but while an option is still exercisable, the portion of the option that was vested and exercisable as of the date of termination will generally expire on the one-year anniversary of the participant’s death. In no event will an option be able to be exercised later than the expiration of its term. Awards of shares of stock, or awards designated in units of stock, may be granted and may be made subject to forfeiture restrictions at the plan administrator’s discretion, which the plan administrator may waive at any time in its sole discretion. Until the lapse of any restrictions, recipients may not dispose of their restricted stock. Upon termination of employment during the restriction period, all shares of restricted stock still subject to restriction will be forfeited, subject to any exceptions that may be authorized by the plan administrator. Employees, officers, directors, consultants, independent contractors, and advisors of Quinton and Cardiac Science prior to the transaction and any new employees, officers, directors, consultants, independent contractors, and advisors of Newco after the transaction, may be eligible to receive awards under the 2002 Plan. As of March 31, 2005 and after applying the Quinton exchange ratio, there were the equivalent of approximately 404,775 shares of our common stock available for grant and approximately 891,216 shares subject to outstanding options under the 2002 Plan. In addition, shares that are forfeited or repurchased or otherwise cease to be subject to awards without shares being issued under the 2002 Plan will again be available for issuance under the 2002 Plan. The 2002 Plan also includes an automatic annual increase to be added on the first day of each fiscal year equal to the least of (i) 681,818 shares (which number will be adjusted to 526,260 shares of our common stock at the effective time of the merger); (ii) 3% of the number of shares of common stock outstanding on a fully diluted basis as of the end of Quinton’s, and following the merger, our immediately preceding fiscal year; and (iii) a lesser amount established by Quinton’s, and following the merger, our board of directors. Any shares from increases in previous years that are not actually issued will continue to be included in the aggregate number of shares available for future issuance.
Assumed Quinton 1998 Plan
      We will assume Quinton’s 1998 Amended and Restated Equity Incentive Plan, or the 1998 Plan, in connection with the transaction. The 1998 Plan was suspended concurrently with Quinton’s initial public offering in May 2002 and no further grants have or will be made pursuant to it. The terms of the 1998 Plan are substantially similar to the terms of the 2002 Plan described above. As of March 31, 2005 and after applying the Quinton exchange ratio, there were the equivalent of approximately 676,206 shares subject to outstanding options under the 1998 Plan.

Assumed Cardiac Science 1997 Plan
      We will assume Cardiac Science’s 1997 Stock Option/Stock Issuance Plan, or the 1997 Plan, in connection with the transaction. The 1997 Plan provides for the granting of incentive or non-qualified stock options to employees of Cardiac Science, including officers, and non-qualified stock options to employees, including officers and directors of Cardiac Science, as well as to certain consultants and advisors. The 1997 Plan is subject to adjustment upon the occurrence of certain events, including, but not limited to, stock dividends, stock splits, combinations, mergers, consolidations, reorganizations, reclassifications, exchanges, or other capital adjustments. The 1997 Plan limits to $100,000 the fair market value (determined at the time the option is granted) of the common stock with respect to which incentive stock options are first exercisable by any individual employee during any calendar year. The per share exercise price of an incentive stock option granted under the 1997 Plan must not be less than 100% of the fair market value of a share of the common stock on the date of grant and the option may not be exercised more than 10 years after its grant date. If an incentive stock option is granted to an employee owning more than 10% of the total combined voting power of all classes of stock of Cardiac Science, the exercise price may not be less than 110% of the fair market value and the option may not be exercised more than five years after its grant date. Option grants under the 1997 Plan generally vest over a period of four years. Outstanding options may be terminated or accelerated in the event of certain corporate acquisitions or other change of control events. All options outstanding immediately prior to the transaction will become fully vested and immediately exercisable as a result of the transaction. Pursuant to Nasdaq rules (a) employees, directors, independent contractors, and advisors of Cardiac Science prior to the transaction and any new employees, directors, independent contractors, and advisors of Newco after the transaction, will be eligible to receive awards under the 1997 Plan and (b) any employees, directors, independent contractors, or advisors of Quinton prior to the transaction will not be eligible to receive awards under the 1997 Plan. As of March 31, 2005 and after applying the Cardiac Science exchange ratio, there were the equivalent of approximately 78,356 shares of our common stock available for grant and approximately 1,156,157 shares subject to outstanding options under the 1997 Plan. In addition, shares that are forfeited or repurchased or otherwise cease to be subject to awards without shares being issued under the 1997 Plan will again be available for issuance under the 1997 Plan.
Assumed Quinton ESPP
      We will assume Quinton’s 2002 Employee Stock Purchase Plan, or the ESPP, in connection with the transaction. Employees, officers, directors, consultants, independent contractors, and advisors of Quinton and Cardiac Science prior to the transaction and any new employees, officers, directors, independent contractors, and advisors of Newco after the transaction, may be eligible to receive awards under the ESPP. The stock subject to issuance under the ESPP following the transaction will initially consist of a number of shares of our authorized but unissued common stock equal to the number of shares of Quinton common stock reserved for issuance under the ESPP immediately prior to the transaction multiplied by the Quinton exchange ratio of 0.77184895. As of March 31, 2005 and after applying the Quinton exchange ratio, Newco will have reserved 531,110 shares of common stock for issuance under the ESPP. On each January 1, the aggregate number of shares reserved for issuance will be adjusted so that additional shares of our common stock equal to the least of (i) 227,272 shares (which number will be adjusted to 175,419 shares of our common stock at the effective time of the transaction); (ii) 2.0% of the outstanding shares of common stock as of the end of our immediately preceding fiscal year on a fully diluted basis; and (iii) a lesser amount determined by our board of directors will be reserved for issuance. Employees participate in the ESPP through payroll deductions, which may be up to 15% of the employee’s annual compensation. No employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. Further, no employee may purchase more than 681 shares in each quarterly purchase period. Each offering of common stock under the ESPP will be for a period of 12 months. Offering periods will commence on December 1 of each year and end on the following November 30. Purchase periods will begin on December 1, March 1, June 1 and September 1 of each year and end three months later on February 28, May 31, August 31 and November 30, respectively. The price of common stock purchased under the ESPP will be the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of a purchase period. The ESPP will automatically terminate ten years after the date of its adoption by Quinton’s board of directors, but the board of directors may otherwise terminate it at any time.

COMPARISON OF RIGHTS OF HOLDERS OF NEWCO COMMON STOCK,
QUINTON COMMON STOCK AND CARDIAC SCIENCE COMMON STOCK
      This section of the joint proxy statement/prospectus describes material differences between the rights of our stockholders and the rights of Quinton and Cardiac Science stockholders. The rights compared are those found in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of the transaction and in Quinton’s and Cardiac Science’s current charter documents. While we believe that these descriptions address the material differences, this summary may not contain all the information that is important to the Quinton and Cardiac Science stockholders. Quinton and Cardiac Science stockholders should read this entire document and the documents referred to in this summary carefully for a more complete understanding of the differences between the rights of our stockholders, on the one hand, and Quinton or Cardiac Science stockholders on the other.
      Newco, Quinton and Cardiac Science are each incorporated in the state of Delaware and subject to the Delaware General Corporation Law. Any differences between the rights of the stockholders of Newco, Quinton and Cardiac Science arise primarily from differences in the respective charter documents. Quinton’s certificate of incorporation and bylaws currently govern the rights of stockholders of Quinton. Cardiac Science’s certificate of incorporation and bylaws currently govern the rights of stockholders of Cardiac Science. After completion of the transaction, the stockholders of both Quinton and Cardiac Science will become our stockholders. As a result, the rights of the former Quinton and Cardiac Science stockholders will be governed by our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of the transaction.
      The following table summarizes material differences between the rights of our stockholders, on the one hand, and the rights of Quinton and Cardiac Science stockholders, on the other.

Newco	Quinton	Cardiac Science

Common Stock
65 million shares of common stock, par value $.001 per share, are authorized for issuance under the Newco certificate of incorporation.	65 million shares of common stock, par value $.001 per share, are authorized for issuance under the Quinton certificate of incorporation.	160 million shares of common stock, par value $.001 per share, are authorized for issuance under the Cardiac Science certificate of incorporation.

Rights of Common Stock
Each issued and outstanding share of common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Holders of common stock have no preemptive rights or rights to convert into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.	No material differences.	No material differences.

Preferred Stock
10 million shares of preferred stock, par value $.001 per share, are authorized for issuance under our certificate of incorporation.	10 million shares of preferred stock, par value $.001 per share, are authorized for issuance under the Quinton certificate of incorporation.	1 million shares of preferred stock, par value $.001 per share, are authorized for issuance under the Cardiac Science certificate of incorporation.

Newco	Quinton	Cardiac Science

Ability to Call Special Meeting
Special meetings of our stockholders may be called for any purpose or purposes by (i) the chairman of the board of directors, (ii) the president or (iii) the board of directors.	No material differences.	Special meetings of Cardiac Science stockholders may be called for any purpose or purposes by (i) the chairman of the board of directors, (ii) the president, (iii) any vice president, (iv) the secretary or (v) any assistant secretary, and shall be called by any such officer at the request in writing of stockholders owning a majority of the outstanding shares of Cardiac Science capital stock.

Action by Written Consent in Lieu of Stockholders’ Meeting
As permitted by Delaware law, our certificate of incorporation eliminates the ability of our stockholders to act by written consent.	No material differences.	Cardiac Science’s bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

Number and Election of Directors
Our certificate of incorporation and bylaws provide that the number of members on the board of directors be set by resolution of the board provided the board of directors consist of at least three members. The board of directors will initially consist of nine members. Directors hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until the director’s death, resignation or removal.	No material differences.	Cardiac Science’s bylaws provide that the number of directors is as determined by resolution of the board of directors, provided that the board of directors shall consist of at least one member and shall consist of no more than fifteen members. Cardiac Science’s board of directors currently consists of seven members. Directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified or until the director’s death, resignation or removal.

Newco	Quinton	Cardiac Science

Classified Board of Directors
Our certificate of incorporation and bylaws provide that the board of directors be divided among three classes of directors, with each class serving for staggered three-year terms, except that the terms of the initial Class I directors will expire at the first annual meeting following the transaction, the terms of the initial Class II directors will expire at the second annual meeting following the transaction and the terms of the initial Class III directors will expire at the third annual meeting following the transaction.	No material differences.	Cardiac Science’s certificate of incorporation and bylaws do not provide for a classified board of directors.

Vacancies on the Board of Directors and Removal of Directors
Vacancies occurring on our board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors can be filled only by an affirmative vote of a majority of the remaining members of the board of directors, even though less than a quorum or by a sole remaining director, unless the board of directors determines by resolution that any such vacancy or newly created directorship will be filled by stockholders.	No material differences.	No material differences.
Our bylaws provide that any director may be removed from office only for cause by an affirmative vote of stockholders holding a majority of the shares then entitled to vote on the election of directors.	No material differences.	The provisions of Delaware law regarding the removal of directors govern the removal of directors from Cardiac Science’s board of directors. Under Delaware law, any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Newco	Quinton	Cardiac Science

Amendments to Certificate of Incorporation
We reserve the right to amend or repeal any of the provisions contained in the certificate of incorporation in any manner permitted by law.	No material differences.	No material differences.
No amendment or repeal of the limitation on liability and indemnification provisions of our certificate of incorporation shall adversely affect the application of such provisions on the personal liability of a director existing at the time of such amendment or repeal.	No material differences.	No material differences.

Amendments to Bylaws
Our bylaws may be amended or repealed and new bylaws may be adopted by the board of directors or upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote.	No material differences.	No material differences.

Advance Notice Provisions for Board of Directors Nominations and Other Stockholders’ Business
Our bylaws require that nominations for the election of directors to be considered at a meeting of stockholders must be made:	No material differences.	Cardiac Science’s certificate of incorporation and bylaws do not contain advance notice provisions for board of directors’ nominations and other stockholders’ business.
• by or at the direction of the board of directors; or
• by a stockholder who is entitled to vote and gives proper notice.
Our bylaws require that other business to be considered at a meeting of stockholders must be made:
• in our notice of meeting (or any supplement thereto);
• by or at the direction of the board of directors; or
• by a stockholder who is entitled to vote and gives proper notice.

Newco	Quinton	Cardiac Science

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to our Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than sixty nor more than ninety days prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting has been changed by more than thirty days from such anniversary date, the stockholder’s notice must be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the meeting date was mailed or public disclosure of the date of such meeting is first made.
In the case of a special meeting at which directors are to be elected, to be timely, the stockholder’s notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the tenth day following the earlier of the day on which such notice of the meeting date was mailed or public disclosure of the date of such meeting is first made.

Limitation on Personal Liability of Directors and Officers
Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.	No material differences.	No material differences.

Newco	Quinton	Cardiac Science

Indemnification of Directors and Officers
Our bylaws provide that Newco shall indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended, each person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of ours or that, being or having been such a director or officer or an employee of ours, he or she is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise against all expenses, liability and loss actually and reasonably suffered or incurred by such person in connection with any such action, suit or proceeding. In addition, we may, by action of the board of directors, indemnify and hold harmless, to the extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of Newco who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she is or was an employee or agent of ours or is or was serving at our request.	No material differences.	No material differences.

BENEFICIAL OWNERSHIP INFORMATION
      The following table sets forth, as of April 1, 2005, certain information with respect to the beneficial ownership of the common stock of Newco after giving effect to the exchange ratios and assuming the completion of the merger transaction and the note and warrant conversion transaction as to:

•	each person expected to own beneficially more than 5% of the outstanding shares of its common stock following the transaction;

•	Newco’s expected executive officers;

•	each of Newco’s expected directors; and

•	all of its expected directors and executive officers as a group.
      Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable within 60 days of April 1, 2005 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to the applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares beneficially owned by them. The address of each of Messrs. Naumann-Etienne, Hinson, Matysik, Criss, Hadley, Lee, Lustig, Gillis, Berg and Chern is: c/o Quinton Cardiology Systems, Inc., 3303 Monte Villa Parkway, Bothell, Washington 98021 and the address of each of Messrs. Cohen, Foster, Lemvigh, Barclay, Newton and O’Donnell is: c/o Cardiac Science, Inc., 1900 Main Street, Suite 700, Irvine, California 92614.
      The numbers reflected in the percentage beneficially owned columns assume that 22,307,645 shares of Newco common stock will be outstanding after the transaction, based on the number of shares of Quinton common stock and Cardiac Science common stock outstanding as of April 1, 2005 and application of the respective exchange ratios.

	Number of Shares	Percentage
Name	Beneficially Owned	Beneficially Owned

Entities Affiliated with Perseus, LLC(1)	3,151,773	14.1%
1325 Avenue of Americas, 25th Floor
New York, NY 10019
Westfield Capital Management Co. LLC(2)	1,219,907	5.5%
One Financial Center, 23rd Floor
Boston, MA 02111
Raymond W. Cohen(3)	267,825	1.2%
Ruediger Naumann-Etienne(4)	447,021	2.0%
John R. Hinson(5)	396,380	1.8%
Michael K. Matysik(6)	141,368	*
Allan R. Criss(7)	5,627	*
Peter L. Foster(8)	15,000	*
David M. Hadley(9)	345,301	1.5%
Brian R. Lee	—	*
Kurt B. Lemvigh(10)	25,000	*
Darryl R. Lustig(11)	14,368	*
Bruce J. Barclay(12)	16,927	*
W. Robert Berg(13)	24,377	*
Jue-Hsien Chern(14)	15,115	*
Harvey N. Gillis(15)	22,377	*

	Number of Shares	Percentage
Name	Beneficially Owned	Beneficially Owned

Ray E. Newton, III(16)	—	*
Jeffrey F. O’Donnell, Sr.(17)	16,927	*
All directors and executive officers ((16) persons)(18)	1,753,613	7.9%

*	Less than 1% of outstanding common stock.

(1)	Consists of 96,888 shares issuable upon exercise of outstanding warrants and 3,054,885 shares owned by Perseus Acquisition/Recapitalization Fund, LLC, Perseus Market Opportunity Fund, LP and Cardiac Science Co-Investment, LP. Frank H. Pearl, an executive officer of Perseus, LLC, may be deemed a beneficial owner of the shares.

Ray E. Newton, III, is a member of Cardiac Science’s board of directors and a Managing Director of Perseus, LLC. Perseus Acquisition/Recapitalization Management, LLC is a Managing Member of Perseus Acquisition/Recapitalization Fund, LLC. Perseuspur, LLC is a Managing Member of Perseus Acquisition/Recapitalization Management, L.L.C. By reason of such relationships, each of (i) Perseus Acquisition/ Recapitalization Management, LLC and (ii) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Acquisition/Recapitalization Fund, LLC. Mr. Frank H. Pearl may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Acquisition/Recapitalization Fund, LLC.

Perseus Market Opportunity Partners, L.P. is a General Partner of Perseus Market Opportunity Fund, L.P. Perseus Market Opportunity Partners GP, L.L.C. is a General Partner of Perseus Market Opportunity Partners, L.P. Perseus, LLC is a Managing Member of Perseus Market Opportunity Partners, G.P., L.L.C. Perseuspur, LLC is a Managing Member of Perseus, LLC. By reason of such relationships, each of (i) Perseus Market Opportunity Partners, L.P., (ii) Perseus Market Opportunity Partners GP, L.L.C., (iii) Perseus, LLC and (iv) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Market Opportunity Fund, L.P. Mr. Frank H. Pearl, a Managing Director of Perseus, LLC, may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Market Opportunity Fund, L.P.

Perseus Acquisition/Recapitalization Management, L.L.C. is a General Partner of Cardiac Science Co-Investment, L.P. Perseuspur, LLC is a Managing Member of Perseus Acquisition/Recapitalization Management L.L.C. By reason of such relationships, each of (i) Perseus Acquisition/Recapitalization Management, L.L.C. and (ii) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Cardiac Science Co-Investment, L.P. Mr. Frank H. Pearl may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Cardiac Science Co-Investment, L.P.

(2)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2005. According to such filing, Westfield Capital Management Co. LLC has sole voting power with respect to 1,212,188 shares and sole dispositive power with respect to all shares.

(3)	Includes 255,000 shares issuable upon exercise of options which will become fully exercisable upon the consummation of the merger transaction.

(4)	Includes 352,322 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(5)	Includes 226,961 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(6)	Includes 121,805 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(7)	Includes 5,627 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(8)	Consists of shares issuable upon exercise of options which will become fully exercisable upon consummation of the merger transaction.

(9)	Includes 60,725 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(10)	Consists of shares issuable upon exercise of options which will become fully exercisable upon consummation of the merger transaction.

(11)	Includes 11,335 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(12)	Includes 12,500 shares issuable upon exercise of options which will become fully exercisable upon the consummation of the merger transaction.

(13)	Includes 18,974 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(14)	Includes 15,115 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(15)	Includes 18,974 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005.

(16)	See footnote 1.

(17)	Includes 12,500 shares issuable upon exercise of options which will become fully exercisable upon the consummation of the merger transaction.

(18)	Includes 1,111,838 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after April 1, 2005 and 40,000 shares issuable upon the exercise of options which will become fully exercisable upon consummation of the merger transaction.

GOVERNANCE OF NEWCO
Classified board of directors
      We will initially have a board of directors of nine members consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors is elected each year. Directors are elected for three-year terms, except that the terms of the initial Class I directors will expire at the first annual meeting following the transaction, the terms of the initial Class II directors will expire at the second annual meeting following the transaction and the terms of the initial Class III directors will expire at the third annual meeting following the transaction. The classification of directors is set forth below.

Class I	Class II	Class III

Bruce J. Barclay	Raymond W. Cohen	John R. Hinson
Harvey N. Gillis	Jue-Hsien Chern, Ph.D.	W. Robert Berg
Jeffrey F. O’Donnell, Sr.	Ruediger Naumann-Etienne, Ph.D.	Ray E. Newton, III
Audit committee
      We intend to establish an audit committee that will consist of at least three directors meeting the independence standards of The Nasdaq National Market and the SEC. The audit committee’s primary function will be to assist the board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our independent registered public accounting firm; and

•	compliance with the code of ethics for the principal executive officer, principal financial officer and principal accounting officer.
Compensation committee
      We intend to establish a compensation committee that will consist of directors meeting the independence requirements of The Nasdaq National Market. The compensation committee will evaluate and make recommendations to the board of directors, relating to:

•	compensation of our executive officers;

•	reviewing the performance of our chief executive officer; and

•	administration of our equity incentive plans.
Nominating and corporate governance committee
      We intend to establish a nominating and corporate governance committee that will consist of directors meeting the independence requirements of The Nasdaq National Market. The nominating and corporate governance committee’s primary responsibilities will be to:

•	develop, update as necessary and recommend to the board of directors corporate governance principles and policies;

•	monitor compliance with such principles and policies;

•	identify individuals qualified to become members of the board of directors, and

•	approve and recommend candidates to serve on the board of directors.
      As part of its responsibility to approve and recommend director candidates, the nominating and corporate governance committee will consider potential nominees recommended by security holders.

Limitation on directors’ liability and indemnification
      Our amended and restated certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the directors derived an improper personal benefit.
      This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
      Our amended and restated certificate of incorporation and bylaws will provide that we will indemnify our directors and executive officers and other corporate agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification.
      We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for many expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Newco, arising out of such person’s services as a director or executive officer of ours, any of our subsidiaries or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF NEWCO CAPITAL STOCK FOLLOWING THE TRANSACTION
      This section of this joint proxy statement/prospectus describes the material terms of our capital stock under our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately after the transaction is completed. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our amended and restated certificate of incorporation and amended and restated bylaws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents and Delaware law. Our amended and restated certificate of incorporation is attached as Annex D to this joint proxy statement/prospectus, and our amended and restated bylaws are attached as Annex E to this joint proxy statement/prospectus.
Authorized capital stock

Total shares
      We initially will have authority to issue a total of 75 million shares of capital stock consisting of:

•	65 million shares of common stock, par value $.001 per share; and

•	10 million shares of preferred stock, par value $.001 per share.

Outstanding common stock
      Following completion of the merger transaction and the note and warrant conversion transaction, we anticipate that approximately 22,307,645 shares of our common stock will be issued and outstanding, without taking into account exercises of Quinton and Cardiac Science options and warrants between April 1, 2005 and the completion of the transaction.

Outstanding preferred stock
      Following completion of the transaction, we anticipate that there will be no shares of our preferred stock issued and outstanding.
Capital Stock

Voting rights
      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Holders of our common stock have no cumulative voting rights.

Dividends
      Holders of our common stock will be entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, will be subject to the rights of the holders of any of our outstanding preferred stock and the availability of sufficient funds under Delaware law to pay dividends. For a description of the dividend rights of holders of our preferred stock, see “Preferred Stock” on page      .

Liquidation rights
      In the event of a liquidation, dissolution or winding up of Newco, subject to the rights, if any, of the holders of any outstanding shares of our preferred stock, the holders of our common stock will be entitled to receive the assets of Newco available for distribution to our stockholders ratably in proportion to the number of shares held by them. For a description of the liquidation rights of holders of our preferred stock, see “Preferred stock” on page      .

Other rights
      Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval. For a description of restrictions on alienability of our common stock held by certain affiliates, see “Restrictions on sales of shares by affiliates” on page      .

Preferred stock
      Our board of directors will be authorized to issue from time to time, without further stockholder approval, up to an aggregate of ten million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. We may issue our preferred stock in ways which may delay, defer or prevent a change in control of Newco without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of our preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Registration Rights
      Following the closing of the transaction, the senior note holders that are party to the note and warrant conversion agreement and certain other investors will be entitled to rights with respect to the registration under the Securities Act of shares of our common stock owned, or issuable on exercise of warrants owned, by such parties, pursuant to the terms of a senior note and warrant conversion agreement and a related amended registration rights agreement between Cardiac Science and such parties. This registration rights agreement will be assumed by us pursuant to the note and warrant conversion agreement. The registration rights agreement requires Newco to use our best efforts to file a registration statement on Form S-3 covering the resale of the shares issued in the note and warrant conversion transaction within 90 days following the completion of the merger transaction. If the Form S-3 does not become effective within 180 days after the consummation of the merger transaction or if, after becoming effective, the Form S-3 ceases to be effective for any reason, these holders have the right to demand the registration of their shares for resale on any appropriate form then available to us. The amended registration rights agreement contains other customary terms, including indemnification provisions.
Transfer agent and registrar
      The transfer agent and registrar for our common stock is expected to be Mellon Investor Services LLC.
Listing
      We expect our common stock will be listed on The Nasdaq National Market.
Anti-takeover effects of provisions of Delaware law and Newco’s amended and restated certificate of incorporation and amended and restated bylaws
      Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws will contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Newco. In addition, provisions of our amended and restated certificate of incorporation and amended and restated bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

Delaware Section 203
      We are subject to the business combination statute of Delaware law, Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Issuance of Preferred Stock
      Under our amended and restated certificate of incorporation, our board of directors, without stockholder approval, may issue preferred stock with rights superior to the common stock. As a result, the board of directors could issue preferred stock on terms intended to delay or prevent a change in control or to make removal of management more difficult.

Election and Removal of Directors
      We have a classified board of directors divided into three classes with staggered three-year terms. Only one class of directors may be elected each year, while the directors in the other classes continue to hold office for the remainder of their three-year terms. Stockholders may remove a director only for cause, upon the affirmative vote of the holders of a majority of the common stock. Because the procedure for electing and removing directors on a classified board of directors generally makes it more difficult for stockholders to replace a majority of the board of directors, the classified board of directors structure may discourage a third party tender offer or other attempt to gain control of us and may maintain the incumbency of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals
      Our amended and restated bylaws contain advance notice procedures with respect to stockholder proposals and stockholder nominations of candidates for election as directors. These provisions may preclude stockholders from nominating directors or bringing any other business at a particular meeting if the stockholders do not follow the proper procedures. In addition, the procedures may deter a third party from soliciting proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such business or such attempt might be beneficial to us or our stockholders.

Special Meetings of Stockholders; Action by Written Consent
      Our amended and restated certificate of incorporation and amended and restated bylaws authorize only the board of directors, chairman of the board of directors or president to call a special meeting of stockholders and prohibit our stockholders from acting by written consent without a meeting. Since these provisions discourage a hostile acquisition, proxy contest or other attempt to gain control of us without consent of our board of directors, they give the board of directors greater negotiating leverage with any potential acquiror.
LEGAL MATTERS
      The validity of the shares of Newco common stock offered by this joint proxy statement/ prospectus will be passed upon for us by Perkins Coie llp.
      Perkins Coie llp, counsel for Quinton, and Stradling Yocca Carlson & Rauth, a Professional Corporation, counsel for Cardiac Science, will pass upon certain federal income tax consequences of the transactions for Quinton and Cardiac Science, respectively.

EXPERTS
      The consolidated financial statements of Quinton Cardiology Systems, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Cardiac Science incorporated in this proxy statement/ prospectus by reference to Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Cardiac Science’s ability to continue as a going concern as described in Note 2 to Cardiac Science’s consolidated financial statements for the year ended December 31, 2004) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
STOCKHOLDER PROPOSALS
      The 2005 annual meeting of stockholders of Quinton will only be held if the transaction is not completed as contemplated by the merger agreement. Proposals of stockholders that are intended to be presented at Quinton’s 2005 annual meeting of stockholders must be received by Quinton not later that December 6, 2004 in order to be included in the proxy statement and proxy relating to that annual meeting. If Quinton’s 2005 annual meeting of stockholders is held after June 15, 2005, proposals of stockholders that are intended to be presented at that annual meeting must be received by Quinton a reasonable time before it begins to print and mail it proxy materials in order to be included in the proxy statement and proxy relating to that annual meeting. A Quinton stockholder must have continuously held at least $2,000 in market value, or 1%, of Quinton outstanding stock for at least one year by the date of submitting the proposal, and such stockholder must continue to own such stock through the date of the meeting. In addition, if Quinton receives notice of a stockholder proposal earlier than February 13, 2005 or later than March 15, 2005, the persons named as proxies in the proxy statement for the Quinton 2005 annual meeting of stockholders will have discretionary authority to vote on such proposal at the meeting. If Quinton’s 2005 annual meeting of stockholders is held after June 15, 2005 and if Quinton does not receive notice of a stockholder proposal a reasonable time before mailing its proxy materials, the persons named as proxies in the proxy statement for the Quinton 2005 annual meeting of stockholders will have discretionary authority to vote on such proposal at the meeting. Quinton stockholders are also advised to review Quinton’s bylaws that contain additional requirements with respect to advance notice of stockholder proposals and director nominations. These advance notice provisions apply regardless of whether a Quinton stockholder seeks to include such proposals in Quinton’s proxy statement relating to the 2005 annual meeting of Quinton stockholders.
      The 2005 annual meeting of stockholders of Cardiac Science will only be held if the transaction is not completed as contemplated by the merger agreement. Stockholder proposals for action at the Cardiac Science’s 2005 annual meeting of stockholders must be submitted in writing to Cardiac Science at its principal address, 1900 Main Street, Suite 700, Irvine, California 92614 and received by Cardiac Science no later than July 26, 2005 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Cardiac Science reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. In addition, if Cardiac Science does not receive notice of a stockholder proposal a reasonable time before mailing its proxy materials, the persons named as proxies in the proxy statement for the Cardiac Science 2005 annual meeting of stockholders will have discretionary authority to vote on such proposal at the meeting.

DOCUMENTS INCORPORATED BY REFERENCE
      This joint proxy statement/prospectus includes information that has not been presented to you but is “incorporated by reference.” This means that Quinton and Cardiac Science can disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, except for any information superseded by information contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below, which contain important business and financial information.
      All documents filed by Quinton or Cardiac Science under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, after the date of this joint proxy statement/prospectus and before the date of the Quinton special meeting and the Cardiac Science special meeting are incorporated by reference into and deemed to be a part of this joint proxy statement/prospectus from the date of filing of those documents.
      You should rely only on the information contained in this document or to those documents which we have referred you. We have not authorized anyone to provide you with information that is different.
      The following documents, which were filed by Quinton with the SEC, are incorporated by reference into this joint proxy statement/prospectus:

•	Quinton’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005 filed May 10, 2005;

•	Quinton’s annual report on Form 10-K for the fiscal year ended December 31, 2004 filed March 16, 2005, as amended on Form 10-K/A filed April 22, 2005;

•	Quinton’s current reports on Form 8-K dated January 5, 2005 and February 28, 2005; and

•	the description of Quinton’s common stock contained in its current report on Form 8-K dated May 21, 2003, including any amendments or reports filed for the purpose of updating such description.
      The following documents, which were filed by Cardiac Science with the SEC, are incorporated by reference into this joint proxy statement/prospectus:

•	Cardiac Science’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005 filed May 10, 2005;

•	Cardiac Science’s annual report on Form 10-K for the fiscal year ended December 31, 2004 filed March 16, 2005;

•	Cardiac Science’s current reports on Form 8-K filed January 28, 2005, March 1, 2005, March 8, 2005, March 28, 2005, May 12, 2005 and June 17, 2005; and

•	the description of Cardiac Science’s common stock contained in its registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.
      Any statement contained in a document incorporated or deemed to be incorporated in this document by reference will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated in this document by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.
      In addition, the documents incorporated by reference into this joint proxy statement/prospectus are available from Quinton and Cardiac Science upon request. We will provide to you a copy of any and all of the information that is incorporated by reference in this joint proxy statement/prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this joint proxy statement/prospectus), without charge, upon written or oral request. You should make any request for documents by                     , 2005 to ensure timely delivery of the documents.

Requests for documents relating to Quinton should be directed to:	Requests for documents relating to Cardiac Science should be directed to:
Quinton Cardiology Systems, Inc.	Cardiac Science, Inc.
Investor Relations	Investor Relations
3303 Monte Villa Parkway	1900 Main Street, Suite 700
Bothell, WA 98021	Irvine, CA 92614
Phone: (425) 402-2009	Phone: (949) 474-4300
      Quinton and Cardiac Science have filed reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. You may also read Quinton and Cardiac Science’s filings at the SEC’s web site at http://www.sec.gov.
      We have filed a registration statement under the Securities Act with the SEC with respect to our common stock to be issued to Quinton and Cardiac Science stockholders in the transaction. This joint proxy statement/prospectus constitutes our prospectus filed as part of the registration statement. This joint proxy statement/prospectus does not contain all the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.
      This document does not constitute an offer to sell, or a solicitation of an offer to purchase, our common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth or incorporated in this document by reference or in its affairs since the date of this joint proxy statement/prospectus. The information contained in this document with respect to Quinton and its subsidiaries was provided by Quinton. The information contained in this document with respect to Cardiac Science and its subsidiaries was provided by Cardiac Science.
      A proxy contained in an envelope postmarked in a jurisdiction where the offer to sell, or the solicitation of offer to purchase our common stock or the solicitation of a proxy is unlawful, signed in such a jurisdiction, or otherwise appearing to Quinton, Cardiac Science or their respective agents to have been sent from such a jurisdiction will not constitute a valid proxy unless otherwise complying with applicable law.

ANNEX A
AGREEMENT AND PLAN OF MERGER
DATED FEBRUARY 28, 2005
BY AND AMONG
QUINTON CARDIOLOGY SYSTEMS, INC.
CSQ HOLDING COMPANY,
HEART ACQUISITION CORPORATION,
RHYTHM ACQUISITION CORPORATION
AND
CARDIAC SCIENCE, INC.

A-i

A-ii

EXHIBITS
EXHIBIT A-1	Holding Company Certificate of Incorporation
EXHIBIT A-2	Holding Company Bylaws

CONFIDENTIAL DISCLOSURE SCHEDULES
Quinton
SECTION 4.4	Non-Contravention
SECTION 4.5(b)	Capitalization
SECTION 4.6(b)	Subsidiaries
SECTION 4.12	Transaction with Affiliates
SECTION 4.13	Litigation
SECTION 4.15	Employees and Employee Benefits

A-iii

SECTION 4.18	Medical Device Regulatory Compliance
SECTION 4.19	Intellectual Property
SECTION 4.19(a)	Intellectual Property (Patents)
SECTION 4.19(a)	Intellectual Property (Trademarks)
SECTION 4.19(a)	Intellectual Property (Copyrights)
SECTION 4.19(a)	Intellectual Property (Domain Names)
SECTION 4.19(c)	Intellectual Property (Transfer of Ownership/Licenses)
SECTION 4.21	Absence of Liens and Encumbrances; Real Property
SECTION 4.22	Agreements; Contracts and Commitments
SECTION 4.23	Customers and Suppliers
Cardiac Science
SECTION 5.4	Non-Contravention
SECTION 5.5	Capitalization
SECTION 5.6	Subsidiaries
SECTION 5.7	The Cardiac SEC Documents
SECTION 5.9	No Material Undisclosed Liabilities
SECTION 5.11	Absence of Certain Changes
SECTION 5.12	Transaction with Affiliates
SECTION 5.13	Litigation
SECTION 5.14	Taxes
SECTION 5.15	Employees and Employee Benefits
SECTION 5.16	Compliance with Laws; Sarbanes-Oxley
SECTION 5.18	FDA Compliance
SECTION 5.19	Intellectual Property
SECTION 5.21	Absence of Liens and Encumbrances; Real Property
SECTION 5.22	Agreements, Contracts and Commitments
SECTION 5.23	Customers and Suppliers

A-iv

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 28, 2005 by and among Quinton Cardiology Systems, Inc., a Delaware corporation (“Quinton”), CSQ Holding Company, a Delaware corporation (“Holding Company”), Rhythm Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Holding Company (“Quinton Merger Sub”), Heart Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Holding Company (“Cardiac Merger Sub”), and Cardiac Science, Inc., a Delaware corporation (“Cardiac”).
RECITALS
      WHEREAS, Quinton and Cardiac each own one Holding Company Common Share;
      WHEREAS, Quinton and Cardiac have organized Holding Company and Holding Company has organized Quinton Merger Sub and Cardiac Merger Sub for the purpose of effecting a business combination of Quinton and Cardiac pursuant to, and subject to the terms of, this Agreement;
      WHEREAS, the Boards of Directors of Cardiac and Quinton each have determined that a business combination between Cardiac and Quinton is advisable and in the best interests of their respective companies and stockholders and presents an opportunity for Cardiac and Quinton to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein;
      WHEREAS, this Agreement provides that the Holding Company will acquire all of the capital stock of each of Quinton and Cardiac through the merger of Quinton Merger Sub with and into Quinton, with Quinton being the surviving corporation and the merger of Cardiac Merger Sub with and into Cardiac, with Cardiac being the surviving corporation;
      WHEREAS, the parties hereto intend that the mergers provided for herein shall qualify for U.S. federal income tax purposes as reorganizations under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”) or as part of an exchange under Section 351 of the Code;
      WHEREAS, concurrent with the execution of this Agreement, and as a condition and inducement to the parties willingness to enter into this Agreement, Holding Company and Cardiac have entered into a Senior Note and Warrant Conversion Agreement with those purchasers whose names are listed on the signature pages thereto (the “Senior Note and Warrant Conversion Agreement”); and
      WHEREAS, by resolutions duly adopted, the respective Boards of Directors of Quinton, Cardiac, Quinton Merger Sub, Cardiac Merger Sub and Holding Company have approved and adopted this Agreement and the transactions contemplated hereby.
      NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows.
ARTICLE I
DEFINITIONS
      Section 1.1     Definitions.
      (a) As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, with respect to any Person, any bona fide written offer or proposal for, or indication of interest in, a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving, or any purchase or acquisition of, twenty-five percent (25%) or more of (i) any class of equity securities of such

Person or (ii) the consolidated assets of such Person, other than the transactions contemplated by this Agreement.

“Action” means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence, or proceeding.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “Control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Breach” means any breach, inaccuracy, failure to perform, failure to comply, conflict with, default, violation, acceleration, termination, cancellation, modification, or required notification.

“Business Day” means any day other than a Saturday, Sunday or one on which banks are authorized by law to close in Los Angeles, California.

“Cardiac Common Shares” means shares of common stock of Cardiac, $0.001 par value per share.

“Cardiac Disclosure Letter” shall mean the written disclosure schedule delivered by Cardiac to Quinton prior to the execution of this Agreement, forming a part hereof and arranged in sections corresponding to the numbered and lettered Sections contained in Article V; provided, however, that disclosure in any section shall be deemed to have been set forth in all other applicable sections where it is readily apparent that such disclosure is applicable to such other sections notwithstanding the omission of any cross-reference to such other section.

“Cardiac Options” means options to purchase Cardiac Common Shares issued under the Cardiac Stock Plan or other options to purchase Cardiac Common Shares which are set forth in Section 5.4 of the Cardiac Disclosure Letter.

“Cardiac SEC Documents” means all reports, filings, registration statements and other documents filed by Cardiac with the SEC since December 31, 2002.

“Cardiac Stock Plan” means Cardiac’s 1997 Stock Option/Stock Issuance Plan, as amended.

“DGCL” means the General Corporation Law of the State of Delaware.

“Environmental Law” means any international, national, provincial, regional, federal, state, local, municipal and foreign statutes, laws (including, without limitation, common law), judicial decisions, decrees, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits or governmental agreements or other requirements relating to human health and safety, to the environment, including, without limitation, natural resources, or to pollutants, contaminants, wastes, or chemicals, petroleum products, by-products or additives, asbestos, asbestos-containing material, polychlorinated biphenyls, radioactive material, hazardous substances or wastes, or any other substance (including any product) regulated as harmful or potentially harmful to human health or the environment.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDA” means the United States Food and Drug Administration.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Entity” means any federal, state, municipal or local governmental authority, any foreign or international governmental authority, or any court, administrative or regulatory agency or commission or other governmental agency.

“Holding Company Common Shares” means shares of common stock of Holding Company, $0.001 par value per share.

“Intellectual Property” any or all of the following and all rights in, arising out of, or associated therewith (in each case in any domestic or foreign jurisdiction): (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions, materials, methods, discoveries and ideas (whether patentable or not); (iii) trade secrets, proprietary information, know how, confidential information, technology and technical data, formulations, and all documentation relating to any of the foregoing and rights to limit the use of disclosure thereof by any person; (iv) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto; (v) writings and other works, whether copyrightable or not; (vi) all trade names, trademarks, service marks brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (vii) all databases and data collections and all rights therein; (viii) all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded; and (ix) all web addresses, sites and domain names.

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the proxy statement used by Quinton and Cardiac to solicit the approval of their respective stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Holding Company relating to the issuance of the Holding Company Common Shares pursuant to the Mergers.

“Knowledge” (and all correlative terms) as to any party means with respect to any specific matter, that (i) any executive officer or director, or (ii) any other officer of such party having primary responsibility for such matter is actually aware of such matter.

“Law” means all laws, statutes and ordinances and all regulations, rules, orders and other pronouncements of Governmental Entities having the effect of law of the United States, any foreign country or any foreign or domestic state, commonwealth, city, country, municipality, territory, protectorate, possession or similar instrumentality or any Governmental Entity thereof.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term “Lien” shall not include mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar liens arising or incurred in the ordinary course of business.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the financial condition, business or results of operations of a Person and its Subsidiaries, taken as a whole, or (ii) would materially impair the ability of such Person and its Subsidiaries, taken as a whole, to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect with respect to such Person: changes, events, circumstances or effects caused by (A) changes in general economic or market conditions (except to the extent those changes have a materially disproportionate effect on such Person and its Subsidiaries relative to other similarly situated Persons in the industries in which they operate), (B) compliance with the terms and conditions of this Agreement, (C) the public announcement of the transactions contemplated by this Agreement (D) any failure by such Person to meet revenue or earnings projections in and of itself or (E) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located. “Cardiac Material Adverse Effect” means a Material Adverse Effect in respect of Cardiac and its Subsidiaries, taken as a whole, and “Quinton Material Adverse Effect” means a Material Adverse Effect in respect of Quinton and its Subsidiaries, taken as a whole.

“Nasdaq” means the National Market System of the Nasdaq Stock Market, Inc.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any Governmental Entity.

“Quinton Common Shares” means shares of common stock of Quinton, $0.001 par value per share.

“Quinton Disclosure Letter” shall mean the written disclosure schedule delivered by Quinton to Cardiac prior to the execution of this Agreement, forming a part hereof and arranged in sections corresponding to the numbered and lettered Sections contained in Article IV provided, however, that disclosure in any section shall be deemed to have been set forth in all other applicable sections where it is readily apparent that such disclosure is applicable to such other sections notwithstanding the omission of any cross-reference to such other section.

“Quinton ESPP” means Quinton’s 2002 Employee Stock Purchase Plan, as amended.

“Quinton Options” means options to purchase Quinton Common Shares issued under the Quinton Stock Plans or other options to purchase Quinton Common Shares which are set forth in Section 4.4 of the Quinton Disclosure Letter.

“Quinton SEC Documents” means all reports, filings, registration statements and other documents filed by Quinton with the SEC since December 31, 2002.

“Quinton Stock Plans” means Quinton’s 2002 Stock Incentive Plan and Quinton’s 1998 Equity Incentive Plan.

“Registration Statement” means the Registration Statement on Form S-4 registering under the Securities Act the Holding Company Common Shares issuable in connection with the Mergers.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” when used with respect to any Person, means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent (50%) of the securities or other ownership interests or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

“Superior Proposal” means an Acquisition Proposal (except that fifty percent shall be substituted for twenty-five percent with respect to the acquisition of securities or assets) which does not include a financing condition and which is on terms which such Person’s Board of Directors determines in good faith (after consultation with its investment advisors and outside legal counsel) (i) would result in a transaction, if consummated, that is more favorable to such Person’s stockholders, from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including conditions to consummation) than the transactions contemplated hereby and (ii) that the failure to approve such Acquisition Proposal would be inconsistent with its fiduciary duties.

“Tax” or “Taxes” means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under Treasury Regulations Section 1.1502-6 (or similar provision of state, local or foreign Law) or any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

      (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

2004 Cardiac Financial Statements	5.8(b)
2004 Quinton Financial Statements	4.8(b)
Agreement	Recitals
Burdensome Condition	8.1
Cardiac	Recitals
Cardiac Certificate of Merger	2.3
Cardiac Contract	5.22
Cardiac Employee Plans	5.15(a)
Cardiac Exchange Ratio	3.1(c)(ii)
Cardiac Facilities	5.21(b)
Cardiac Financial Statements	5.8(a)
Cardiac Intellectual Property Rights	5.19(a)
Cardiac IP Liens	5.19(a)
Cardiac Leases	5.21(b)
Cardiac Merger	2.1(c)
Cardiac Merger Consideration	3.1(c)(ii)
Cardiac Merger Sub	Recitals
Cardiac Recommendation	7.3
Cardiac Registered Intellectual Property	5.19(a)
Cardiac Returns	5.14
Cardiac Stockholder Approval	5.2
Cardiac Stockholders Meeting	7.3
Cardiac Surviving Corporation	2.1(c)
Certificate of Mergers	2.3
CIBC World Markets	5.20(a)
Closing	2.2
Code	Recitals
Effective Time	2.3
ERISA	4.15(a)
Exchange Agent	3.3(a)
Exchanged Certificate	3.3(b)
Exchange Fund	3.3(a)
Holding Company	Recitals
Holding Company Certificate of Incorporation	2.7
HSR Act	4.3
Mergers	2.1(c)
Merger Consideration	3.1(c)(ii)
Options	3.4(b)
Quinton	Recitals
Quinton Certificate of Merger	2.3
Quinton Contract	4.22
Quinton Employee Plans	4.15(a)
Quinton Exchange Ratio	3.1(a)(ii)

Term	Section

Quinton Facilities	4.21(b)
Quinton Financial Statements	4.8(a)
Quinton Intellectual Property Rights	4.19(a)
Quinton IP Liens	4.19(a)
Quinton Leases	4.21(b)
Quinton Merger	2.1(a)
Quinton Mergers	2.1(b)
Quinton Merger Consideration	3.1(a)(ii)
Quinton Merger Sub	Recitals
Quinton Recommendation	7.2
Quinton Registered Intellectual Property	4.19(a)
Quinton Returns	4.14
Quinton Stockholder Approval	4.2
Quinton Stockholders Meeting	7.2
Quinton Surviving Corporation	2.1(a)
Second Quinton Certificate of Merger	2.3
Second Quinton Mergers	2.1(b)
Senior Note and Warrant Conversion Agreement	Recitals
SunTrust	4.20(a)
Termination Date	10.1(b)(iv)
ARTICLE II
TRANSACTIONS AND TERMS OF THE MERGERS
      Section 2.1     Mergers. Subject to the terms and conditions of this Agreement, at the Effective Time:

(a) Quinton Merger Sub shall be merged with and into Quinton in accordance with the applicable provisions of the DGCL (the “Quinton Merger”). Quinton shall be the surviving corporation resulting from the Quinton Merger (the “Quinton Surviving Corporation”), shall become a wholly owned Subsidiary of Holding Company and shall continue to be governed by the laws of the State of Delaware. The Quinton Merger shall have the effects set forth in the DGCL.

(b) Immediately after the Quinton Merger, Quinton Surviving Corporation shall be merged with and into Holding Company in accordance with the applicable provisions of the DGCL (the “Second Quinton Merger” and together with the Quinton Merger, the “Quinton Mergers”). Holding Company shall be the surviving corporation resulting from the Second Quinton Merger and shall continue to be governed by the laws of the State of Delaware. The Second Quinton Merger shall have the effects set forth in the DGCL.

(c) Immediately after the Second Quinton Merger, Cardiac Merger Sub shall be merged with and into Cardiac in accordance with the applicable provisions of the DGCL (the “Cardiac Merger” and, together with the Quinton Mergers, the “Mergers”). Cardiac shall be the surviving corporation resulting from the Cardiac Merger (the “Cardiac Surviving Corporation”), shall become a wholly owned Subsidiary of Holding Company and shall continue to be governed by the laws of the State of Delaware. The Cardiac Merger shall have the effects set forth in the DGCL.
      Section 2.2     Closing. The closing of the Mergers (the “Closing”) shall be held at the offices of Stradling Yocca Carlson & Rauth, 660 Newport Center Drive, Newport Beach, California (or such other place as agreed by the parties) at 10:00 a.m. Pacific time on a date to be specified by the parties, which shall be the later of (a) the first Business Day after July 31, 2005 or (b) the second Business Day after satisfaction or, to the extent permitted hereby, waiver of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to those conditions), unless the parties hereto agree to another date or time.
      Section 2.3     Effective Time. The Mergers and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Quinton Merger (the “Quinton Certificate of Merger”), the Certificate of Merger reflecting the Second Quinton Merger (the “Second Quinton Certificate of Merger”) and the Certificate of Merger reflecting the Cardiac Merger (the “Cardiac Certificate of Merger” and, together with the Quinton Certificate of Merger and the Second Quinton Certificate of Merger, the “Certificates of Merger”) shall each become effective with the Secretary of State of the State of Delaware (the “Effective Time”). Subject to the terms and conditions of this Agreement, unless otherwise mutually agreed upon in writing by the authorized officers of each party, the parties shall cause the Effective Time to occur on the later of (a) the first Business Day after July 31, 2005 or (b) the second Business Day after the satisfaction of the conditions set forth in Article IX of the Agreement (other than (i) those conditions that are waived by the party for whose benefit such conditions exist, and (ii) any such conditions which, by their terms, are not capable of being satisfied until the Closing, but subject to those conditions).
      Section 2.4     Certificates of Incorporation.
      (a) The Certificate of Incorporation of Quinton as in effect immediately prior to the effective time of the Quinton Merger shall be the Certificate of Incorporation of Quinton Surviving Corporation.
      (b) The Certificate of Incorporation of Holding Company as in effect immediately prior to the effective time of the Second Quinton Merger shall be the Certificate of Incorporation of Holding Company until amended and restated as contemplated in Section 2.7.
      (c) The Certificate of Incorporation of the Cardiac Surviving Corporation as in effect immediately prior to the effective time of the Cardiac Merger shall be amended and restated as of the effective time of the Cardiac Merger so as to contain the provisions, and only the provisions, contained immediately prior to the effective time of the Cardiac Merger in the Certificate of Incorporation of Cardiac Merger Sub, except that references to the name of Cardiac Merger Sub shall be amended to reflect a change in such name to “Cardiac Science Operating Company,” until duly amended.
      Section 2.5     Bylaws.
      (a) The Bylaws of Quinton in effect immediately prior to the effective time of the Quinton Merger shall be the Bylaws of Quinton Surviving Corporation until duly amended or repealed.
      (b) The Bylaws of Holding Company in effect immediately prior to the effective time of the Second Quinton Merger shall be the Bylaws of Holding Company until amended and restated as contemplated in Section 2.7.
      (c) The Bylaws of Cardiac Merger Sub in effect immediately prior to the effective time of the Cardiac Merger shall be the Bylaws of the Cardiac Surviving Corporation until duly amended or repealed.
      Section 2.6     Officers and Directors.
      (a) The directors of Quinton Merger Sub in office immediately prior to the effective time of the Quinton Merger, together with such additional persons as may thereafter be elected, shall serve as the directors of the Quinton Surviving Corporation from and after the effective time of the Quinton Merger in accordance with the Bylaws of the Quinton Surviving Corporation. The officers of Quinton Merger Sub in office immediately prior to the effective time of the Quinton Merger, together with such additional persons as may thereafter be elected, shall serve as the officers of the Quinton Surviving Corporation from and after the effective time of the Quinton Merger in accordance with the Bylaws of the Quinton Surviving Corporation.
      (b) The directors of Holding Company in office immediately prior to the effective time of the Second Quinton Merger, together with such additional persons as may thereafter be elected, shall serve as the directors of Holding Company from and after the effective time of the Second Quinton Merger in accordance with the Bylaws of Holding Company. The officers of Holding Company in office immediately prior to the effective time of the Second Quinton Merger, together with such additional persons as may thereafter be elected, shall serve as the officers of Holding Company from and after the effective time of the Second Quinton Merger in accordance with the Bylaws of Holding Company.
      (c) The directors of Cardiac Merger Sub in office immediately prior to the effective time of the Cardiac Merger, together with such additional persons as may thereafter be elected, shall serve as the directors of the Cardiac Surviving Corporation from and after the effective time of the Cardiac Merger in accordance with the Bylaws of the Cardiac Surviving Corporation. The officers of Cardiac Merger Sub in office immediately prior to the effective time of the Cardiac Merger, together with such additional persons as may thereafter be elected, shall serve as the officers of the Cardiac Surviving Corporation from and after the effective time of the Cardiac Merger in accordance with the Bylaws of the Cardiac Surviving Corporation.
      Section 2.7     Organization of Holding Company. Cardiac and Quinton have organized Holding Company under the laws of the State of Delaware for the purposes of effecting the transactions contemplated hereby. The authorized capital stock of Holding Company consists of one hundred (100) shares of Common Stock, of which one (1) share is issued to and owned beneficially and of record by Cardiac and one (1) share is issued to and owned beneficially and of record by Quinton. Prior to the Effective Time, Cardiac and Quinton shall take, and shall cause Holding Company to take, all requisite action to cause the certificate of incorporation of Holding Company to be amended and restated in the form attached hereto as Exhibit A-1 (the “Holding Company Certificate of Incorporation”) and the bylaws of Holding Company to be amended and restated in the form attached hereto as Exhibit A-2, in each case as of immediately after the effective time of the Cardiac Merger. The directors and officers of Holding Company at, or immediately after, the effective time of the Cardiac Merger shall be as provided in Section 8.9 and 8.10. Cardiac and Quinton shall take, and shall cause Holding Company to take, all requisite action to cause Holding Company to change its name to “Cardiac Science Corporation” and to cause the Nasdaq ticker symbol of Holding Company to be changed to “DFIB” at or promptly after the effective time of the Cardiac Merger.
ARTICLE III
CONVERSION OF SECURITIES AND RELATED MATTERS
      Section 3.1     Conversion of Capital Stock.
      (a) Quinton Merger. At the effective time of the Quinton Merger, by virtue of the Quinton Merger and without any action on the part of Quinton, Holding Company or Quinton Merger Sub or the stockholders of any of the foregoing, the securities of the constituent corporations to the Quinton Merger shall be converted as follows:

(i) Each share of Quinton Merger Sub Common Stock issued and outstanding immediately prior to the effective time of the Quinton Merger shall be converted into and exchanged for the right to receive one share of common stock of the Quinton Surviving Corporation.

(ii) Each Quinton Common Share issued and outstanding immediately prior to the effective time of the Quinton Merger shall be cancelled and, at the effective time of the Quinton Merger, shall be converted into the right to receive consideration (the “Quinton Merger Consideration”) consisting of a fraction of a Holding Company Common Share equal to 0.77184895 (the “Quinton Exchange Ratio”) and any payment for fractional shares as provided in Section 3.2 hereof.
      (b) Second Quinton Merger. At the effective time of the Second Quinton Merger, by virtue of the Second Quinton Merger and without any action on the part of Quinton Surviving Corporation, Holding Company or the stockholders of any of the foregoing, each share of Quinton Surviving Corporation Common Stock shall be cancelled.

      (c) Cardiac Merger. At the effective time of the Cardiac Merger, by virtue of the Cardiac Merger and without any action on the part of Cardiac, Holding Company or Cardiac Merger Sub or the stockholders of any of the foregoing, the securities of the constituent corporations shall be converted as follows:

(i) Each share of Cardiac Merger Sub Common Stock issued and outstanding immediately prior to the effective time of the Cardiac Merger shall be converted into and exchanged for the right to receive one share of common stock of the Cardiac Surviving Corporation.

(ii) Each Cardiac Common Share issued and outstanding immediately prior to the effective time of the Cardiac Merger shall be cancelled and, at the effective time of the Cardiac Merger, shall be converted into the right to receive consideration (the “Cardiac Merger Consideration” and, together with the Quinton Merger Consideration, the “Merger Consideration”) consisting of a fraction of a Holding Company Common Share equal to 0.10 (the “Cardiac Exchange Ratio”) and any payment for fractional shares as provided in Section 3.2 hereof.
      (d) Holding Company Common Stock. Each share of Holding Company Common Stock issued and outstanding immediately prior to the effective time of the Quinton Merger shall be contributed to Holding Company, without payment of any consideration therefor, and thereupon retired.
      Section 3.2     Fractional Shares; Adjustments.
      (a) Notwithstanding any other provision of this Agreement, each holder of Cardiac Common Shares exchanged pursuant to the Cardiac Merger who would otherwise have been entitled to receive a fraction of a Holding Company Common Share (after taking into account all Cardiac Common Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a Holding Company Common Share multiplied by the product of the closing price of a Cardiac Common Share on Nasdaq as of the last trading day immediately preceding the effective time of the Cardiac Merger and the Cardiac Exchange Ratio. No such holder shall be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional shares of Holding Company Common Stock. No interest will be paid or accrued on the cash in lieu of fractional Holding Company Common Shares.
      (b) Notwithstanding any other provision of this Agreement, each holder of Quinton Common Shares exchanged pursuant to the Quinton Merger who would otherwise have been entitled to receive a fraction of a Holding Company Common Share (after taking into account all Quinton Common Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a Holding Company Common Share multiplied by the product of the closing price of a Quinton Common Share on Nasdaq as of the last trading day immediately preceding the effective time of the Quinton Merger and the Quinton Exchange Ratio. No such holder shall be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional shares of Holding Company Common Stock. No interest will be paid or accrued on the cash in lieu of fractional Holding Company Common Shares.
      (c) If at any time during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of Cardiac or Quinton, as the case may be, or securities convertible or exchangeable into capital stock of Cardiac or Quinton, as the case may be, shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock or cash dividend or distribution thereon or a record date with respect to any of the foregoing shall occur during such period, the Merger Consideration shall be appropriately adjusted to provide to the holders of the Cardiac Common Shares and the Quinton Common Shares the same economic effect as contemplated by this Agreement prior to the consummation of such event.
      Section 3.3     Exchange of Certificates.
      (a) Exchange Agent. Promptly after the date hereof, Cardiac and Quinton shall appoint a commercial bank or trust company as an exchange agent (the “Exchange Agent”) for the benefit of holders of Cardiac Common Shares and Quinton Common Shares. At or immediately prior to the Effective Time, Holding Company shall deposit with the Exchange Agent, for exchange in accordance with this Section, through the Exchange Agent, (i) certificates evidencing the total number of Holding Company Common Shares to be issued in the Mergers, and (ii) cash in the amount necessary to pay amounts due pursuant to Section 3.2 (such certificates for Holding Company Common Shares and such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions in accordance with this Article III, deliver the Holding Company Common Shares and cash contemplated to be issued pursuant to this Article III out of the Exchange Fund. Except as contemplated by Section 3.3(e), Section 3.3(f) or Section 3.3(g) hereof, the Exchange Fund shall not be used for any other purpose.
      (b) Exchange Procedures. As promptly as practicable after the Effective Time, Holding Company shall send, or will cause the Exchange Agent to send, to each holder of record of Cardiac Common Shares and Quinton Common Shares that were converted into the right to receive Holding Company Common Shares and cash in lieu of fractional shares pursuant to this Article III, a letter of transmittal and instructions (which shall be in customary form and specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Cardiac Common Shares or Quinton Common Shares to the Exchange Agent), for use in the exchange contemplated by this Section. Upon surrender of a certificate representing Cardiac Common Shares or Quinton Common Shares to the Exchange Agent (an “Exchanged Certificate”), together with a duly executed letter of transmittal, the holder of such Exchanged Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole Holding Company Common Shares and cash which such holder has the right to receive pursuant to the provisions of this Article III (after giving effect to any required withholding tax). Until surrendered as contemplated by this Section, each Exchanged Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration and unpaid dividends and distributions thereon, if any, as provided in this Article III. If any portion of the applicable Merger Consideration is to be paid to a Person other than the Person in whose name the Exchanged Certificate is registered, it shall be a condition to such payment that the Exchanged Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Exchanged Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. If any Exchanged Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Exchanged Certificate to be lost, stolen or destroyed and, if required by Holding Company, the posting by such Person of a bond, in such reasonable amount as Holding Company may direct, as indemnity against any claim that may be made against it with respect to such Exchanged Certificate, the Exchange Agent will deliver, in exchange for such lost, stolen or destroyed Exchanged Certificate, the proper amount of the applicable Merger Consideration, together with any unpaid dividends and distributions on any such Holding Company Common Shares, as contemplated by this Article III.
      (c) Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared by Holding Company in respect of the Holding Company Common Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Holding Company Common Shares issuable pursuant to this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to Holding Company Common Shares constituting part of the Merger Consideration shall be paid to the holder of any unsurrendered Certificates, and no cash payment in lieu of fractional shares shall be paid to any such holder, until such Certificates are surrendered as provided in this Section. Following such surrender, there shall be paid, without interest, to the Person in whose name the Holding Company Common Shares have been registered (i) at the time of such surrender, the amount of dividends or other distributions with a record date at or after the Effective Time previously paid or payable on the date of such surrender with respect to such whole Holding Company Common Shares, less the amount of any withholding taxes that may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date at or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Holding Company Common Shares, less the amount of any withholding taxes which may be required thereon.
      (d) No Further Ownership Rights. As of the Effective Time, all Cardiac Common Shares and Quinton Common Shares outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such Cardiac Common Shares or Quinton Common Shares, as the case may be, shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate, the applicable Merger Consideration. As of the Effective Time, the stock transfer books of both parties shall be closed and there shall be no further registration of transfers on each parties stock transfer books of Cardiac Common Shares or Quinton Common Shares, as the case may be, outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Holding Company for any reason, they shall be cancelled and exchanged as contemplated by this Article III.
      (e) Return of Merger Consideration. Upon demand by Holding Company, the Exchange Agent shall deliver to Holding Company any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section that remains undistributed to holders of Cardiac Common Shares and Quinton Common Shares one year after the Effective Time. Holders of Certificates who have not complied with this Section prior to such demand shall thereafter look only to Holding Company for payment of any claim to the Merger Consideration and dividends or distributions, if any, in respect thereof.
      (f) No Liability. Neither Holding Company nor the Exchange Agent shall be liable to any Person in respect of any Cardiac Common Shares (or dividends or distributions with respect thereto) or Quinton Common Shares (or dividends or distributions with respect thereto) for any amounts paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
      (g) Withholding Rights. Holding Company shall be entitled to deduct and withhold from the Merger Consideration (and any dividends or distributions thereon) otherwise payable hereunder to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign income Tax Law. To the extent that Holding Company so withholds those amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Cardiac Common Shares or Quinton Common Shares in respect of which such deduction and withholding was made by Holding Company.
      Section 3.4     Stock Options; ESPP; Warrants.
      (a) Option Adjustment.

(i) As of the Effective Time of the Quinton Merger, each outstanding Quinton Option shall thereafter entitle the holder thereof to receive, upon the exercise thereof, that number of Holding Company Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of Quinton Common Shares subject to such Quinton Option immediately prior to the Effective Time of the Quinton Merger and (ii) the Quinton Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the exercise price per Quinton Common Share subject to such Quinton Option divided by (z) the Quinton Exchange Ratio.

(ii) As of the Effective Time of the Cardiac Merger, each outstanding Cardiac Option shall thereafter entitle the holder thereof to receive, upon the exercise thereof, that number of Holding Company Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of Cardiac Common Shares subject to such Cardiac Option immediately prior to the Effective Time of the Cardiac Merger and (ii) the Cardiac Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the exercise price per Cardiac Common Share subject to such Cardiac Option divided by (z) the Cardiac Exchange Ratio.
      (b) Assumption of Stock Plans. As of the Effective Time, Holding Company shall assume in full, on the same terms and conditions the Quinton Stock Plans and the Cardiac Stock Plan, including each Quinton Option and each Cardiac Option (collectively, the “Options”), whether vested or unvested, subject to the adjustment provided in Section 3.4(a). Except for the acceleration of unvested Cardiac Options pursuant to the Cardiac Plan, the assumption of the Options by Holding Company shall not terminate or modify (except as required under this Agreement) any right of first refusal, right of repurchase, vesting schedule or other restriction on transferability relating to such Option or the stock issuable upon the exercise thereof. Continuous employment with Quinton (or any Subsidiary thereof) or Cardiac (or any Subsidiary thereof), as the case may be, shall be credited to an optionee for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Time, and the provisions in the Quinton Stock Plans or Cardiac Stock Plan, as the case may be, and/or in any stock option agreement evidencing the terms and conditions of any Option issued thereunder relating to the exercisability of any such Option upon termination of an optionee’s employment or service shall not be deemed triggered until such time as such optionee shall be neither an employee or service provider of Holding Company or any Subsidiary of Holding Company. After such assumption, Holding Company shall issue, upon any partial or total exercise of any Option assumed hereunder, in lieu of Quinton Common Shares or Cardiac Common Shares, as the case may be, the number of Holding Company Common Shares to which the holder of such option is entitled pursuant to this Agreement. The assumption by Holding Company of Options hereunder shall not give holders of such Options any additional benefits which they did not have immediately prior to the Effective Time and shall not create any implied agreement for employment. Holding Company shall file with the SEC as soon as practicable, and in any event within five Business Days following the Effective Time, a registration statement on Form S-8 (or such other appropriate form) under the Securities Act, covering the Holding Company Common Shares to be issued upon the exercise of Options assumed by Holding Company. Prior to the Effective Time, each of Quinton and Cardiac shall make such amendments, if any, to the Quinton Stock Plans and Cardiac Stock Plan, respectively, and any award or agreement evidencing an Option issued thereunder as shall be necessary to permit such assumption in accordance with this Section 3.4. It is the intention of the parties that (i) the Options assumed by Holding Company shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the same extent as such Options qualified as incentive stock options immediately prior to the Effective Time, (ii) the assumption of Options provided by this Section 3.4 shall satisfy the conditions of Section 424(a) of the Code and (iii) the provisions of this Section 3.4 shall be applied consistent with this intent.
      (c) ESPP. As of the Effective Time, Holding Company shall assume the Quinton ESPP, the outstanding offering periods under the Quinton ESPP, and all outstanding purchase rights thereunder shall be converted (in accordance with the Quinton Exchange Ratio) into rights to purchase Holding Company Common Shares (with the number of shares rounded down to the nearest whole share and the purchase price as of the offering date for each offering period in effect as of the Effective Time rounded up to the nearest whole cent). All such converted purchase rights shall be assumed by Holding Company, and each offering period in effect under the Quinton ESPP immediately prior to the Effective Time shall be continued until the end of such offering period in accordance with the terms of the Quinton ESPP. From and after the Effective Time, all references to Quinton in the Quinton ESPP and related documents shall be deemed to refer to Holding Company (provided, that the purchase price as of the offering date for a relevant period shall be determined with respect to the fair market value of Quinton Common Shares on such date, as adjusted by this Section 3.4). Holding Company shall take all corporate action necessary to reserve for issuance a sufficient number of Holding Company Common Shares for issuance upon exercise of the purchase rights under the Quinton ESPP assumed in accordance with this Section 3.4. Holding Company shall file with the SEC as soon as practicable, and in any event within five Business Days following the Effective Time, a registration statement on Form S-8 under the Securities Act, covering the Holding Company Common Shares to be issued upon the exercise of converted purchase rights hereunder. Prior to the Effective Time, Quinton shall make such amendments, if any, to the Quinton ESPP as shall be necessary to permit assumption of the Quinton ESPP in accordance with this Section 3.4.
      (d) Warrants. As of the Effective Time, warrants to purchase Quinton Common Shares or Cardiac Common Shares which are outstanding immediately prior to the Effective Time shall be assumed by the Holding Company at the Effective Time and adjusted in the same manner as set forth in subparagraph (a)(i) and (a)(ii), respectively, of this Section 3.4.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF QUINTON
      Except as disclosed in the Quinton Disclosure Letter or the Quinton SEC Documents filed since December 31, 2003 and prior to the date hereof (but excluding any risk factor disclosure contained in such Quinton SEC Document under the heading “Risk Factors” or “Forward Looking Information” and any other disclosures included in any such Quinton SEC Document which are predictive or forward-looking in nature), Quinton represents and warrants to Cardiac that:
      Section 4.1     Corporate Existence and Power. Quinton is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers required to carry on its business as now conducted. Quinton is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Quinton Material Adverse Effect. Quinton has heretofore made available to Cardiac true and complete copies of Quinton’s certificate of incorporation and bylaws as currently in effect.
      Section 4.2     Corporate Authorization. The execution, delivery and performance by Quinton of this Agreement and the consummation by Quinton of the transactions contemplated hereby are within Quinton’s corporate powers and, except for the Quinton Stockholder Approval, have been duly authorized by all necessary corporate action. Without limiting the generality of the foregoing, the only vote of the holders of any class or series of capital stock of Quinton required by Law to approve this Agreement, the Quinton Merger and/or any of the other transactions contemplated hereby is the affirmative vote (the “Quinton Stockholder Approval”) of the holders of a majority of the outstanding Quinton Common Shares in favor of the adoption and approval of this Agreement and the Quinton Merger. Quinton’s Board of Directors has (a) determined that this Agreement and the transactions contemplated hereby, including the Quinton Merger, are in the best interests of Quinton and its stockholders, (b) approved this Agreement and the transactions contemplated hereby, including for purposes of rendering Section 203 of the DGCL inapplicable to this Agreement and the Quinton Merger and (c) resolved (subject to Section 7.4) to recommend to such stockholders that they vote in favor of adopting and approving this Agreement and the Quinton Merger in accordance with the terms hereof. Assuming that this Agreement constitutes the valid and binding obligation of Cardiac, this Agreement constitutes a valid and binding agreement of Quinton, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws, now or hereafter in effect, relating to or affecting creditors’ rights and remedies and to general principles of equity.
      Section 4.3     Governmental Authorization. The execution, delivery and performance by Quinton of this Agreement and the consummation by Quinton of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of the Certificates of Merger in accordance with the DGCL; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) or decrees thereunder applicable to Quinton; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such as may be required under any applicable state securities Laws; and (e) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not, individually or in the aggregate, (x) be reasonably likely to have a Quinton Material Adverse Effect or (y) prevent or materially impair the ability of Quinton to consummate the transactions contemplated by this Agreement.
      Section 4.4     Non-Contravention. The execution, delivery and performance by Quinton of this Agreement and the consummation by Quinton of the transactions contemplated hereby do not and will not (a) contravene or conflict with Quinton’s certificate of incorporation or bylaws, (b) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order or decree binding upon or applicable to Quinton or any of its Subsidiaries, (c) constitute a breach or default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Quinton or any of its Subsidiaries or to a loss of any benefit or status to which Quinton or any of its Subsidiaries is entitled under any provision of any material agreement, contract or other instrument binding upon Quinton or any of its Subsidiaries or any material license, franchise, permit or other similar authorization held by Quinton or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Quinton or any of its Subsidiaries other than, in the case of each of (b) and (d), any such items that would not, individually or in the aggregate (x) be reasonably likely to have a Quinton Material Adverse Effect or (y) prevent or materially impair the ability of Quinton to consummate the transactions contemplated by this Agreement.
      Section 4.5     Capitalization.
      (a) The authorized capital stock of Quinton consists of (i) 65,000,000 Quinton Common Shares, of which 14,067,987 shares are issued and outstanding as of the date of this Agreement, and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding. As of the date of this Agreement, 2,715,918 Quinton Common Shares were reserved for issuance upon exercise of options pursuant to the Quinton Stock Plans and up to 704,878 Quinton Common Shares were reserved for issuance pursuant to outstanding purchase rights pursuant to the Quinton ESPP. As of the date of this Agreement, there are options to purchase 2,192,837 Quinton Common Shares issued and outstanding pursuant to the Quinton Stock Plans. All of the outstanding shares of capital stock of Quinton have been duly and validly issued and are fully paid and nonassessable under the DGCL. None of the outstanding shares of capital stock of Quinton has been issued in violation of any preemptive rights of the current or past stockholders of Quinton.
      (b) Except as set forth in Section 4.5(a) or in Section 4.5(b) of the Quinton Disclosure Letter, there are no outstanding (i) shares of capital stock, debt securities or other voting securities of Quinton, (ii) securities of Quinton or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, debt securities or voting securities of Quinton, or (iii) subscriptions, calls, contracts, commitments, understandings, restrictions, arrangements, rights, warrants, options or other rights to acquire from Quinton, or obligations of Quinton to issue, any capital stock, debt securities or other voting securities or obligating Quinton to grant, extend or enter into any such agreement or commitment. There are no outstanding obligations of Quinton to repurchase, redeem or otherwise acquire any securities of Quinton. All warrants or other securities convertible into Quinton Common Shares (other than options to purchase Quinton Common Shares issued under the Quinton Option Plans) to be assumed in the Quinton Merger pursuant to Section 3.4 are set forth in Section 4.5(b) of the Quinton Disclosure Letter. There are no outstanding obligations of Quinton to grant, extend, accelerate the vesting of or enter into any option, warrant, equity security or other security of Quinton. There are no Quinton Common Shares that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Quinton. There are no registration rights and voting trusts, proxies or other agreements or understandings to which Quinton or any of its Subsidiaries is a party or is bound with respect to the voting of any shares of capital stock of Quinton.
      Section 4.6     Subsidiaries.
      (a) Each Subsidiary of Quinton is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing, under the Laws of its jurisdiction of incorporation or organization, has all powers and authority and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, in each case with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Quinton Material Adverse Effect.
      (b) Each of the outstanding shares of capital stock of, or other ownership interest in, each Subsidiary of Quinton has been validly issued and is fully paid and nonassessable. All of the outstanding capital stock of, or other ownership interest, which is owned, directly or indirectly, by Quinton in, each of its Subsidiaries is owned free and clear of any Lien and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Quinton Material

Adverse Effect. There are no outstanding (i) securities of Quinton or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its Subsidiaries, (ii) options, warrants or other rights to acquire from Quinton or any of its Subsidiaries, and no other obligation of Quinton or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any of its Subsidiaries or (iii) obligations of Quinton or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of its Subsidiaries or any capital stock of, or other ownership interests in, any of its Subsidiaries.
      Section 4.7     The Quinton SEC Documents.
      (a) Quinton has made available to Cardiac the Quinton SEC Documents. Quinton has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since December 31, 2002. No Subsidiary of Quinton is required to file any form, report, registration statement or prospectus or other document with the SEC.
      (b) As of its filing date, each Quinton SEC Document complied with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be. No Quinton SEC Document filed or furnished pursuant to the Exchange Act contained, as of its filing date or mailing date, as applicable, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Quinton SEC Document filed pursuant to the Securities Act, as amended or supplemented, if applicable, contained, as of the date such document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
      (c) Quinton has heretofore furnished to Cardiac a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Quinton with the SEC pursuant to the Securities Act or the Exchange Act.
      (d) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Quinton’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.
      Section 4.8     Financial Statements.
      (a) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Quinton SEC Documents (the “Quinton Financial Statements”) and the unaudited financial statements for the quarter ended September 30, 2004 (without notes thereto) (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form  10-Q under the Exchange Act) and (ii) fairly presented the consolidated financial position of Quinton and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Quinton, except that the unaudited financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. Neither Quinton, any of its Subsidiaries nor, to Quinton’s Knowledge, any director, officer, employee, auditor, accountant or representative of Quinton or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Quinton or any of its Subsidiaries or its internal accounting controls, including any complaint, allegation, assertion or claim that Quinton or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Quinton or any of its Subsidiaries, whether or not employed by Quinton or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Quinton or any of its officers, directors, employees or agents to its Board of Directors or any committee thereof or to any director or officer of Quinton.
      (b) Quinton has made available to Cardiac an unaudited draft balance sheet as of December 31, 2004 and the related unaudited draft statements of operations, cash flows and changes in stockholders’ equity for the year ended December 31, 2004 (the “2004 Quinton Financial Statements”). To the Knowledge of Quinton as of the date hereof, the 2004 Quinton Financial Statements (i) were prepared in accordance with GAAP (except for the omission of notes thereto) and (ii) fairly present the consolidated financial position of Quinton and its Subsidiaries and the consolidated results of its operations and cash flows as of and for the year ended December 31, 2004, consistent with the books and records of Quinton.
      Section 4.9     No Material Undisclosed Liabilities. As of the date hereof, there are no liabilities of Quinton or of any Subsidiary of Quinton of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that are required by GAAP to be set forth on a consolidated balance sheet of Quinton, other than:

(i) liabilities or obligations disclosed or provided for in the Quinton Financial Statements or disclosed in the notes thereto; and

(ii) liabilities or obligations incurred or arising in the ordinary course of business after the date of the Quinton Financial Statements included in the Quinton 10-Q relating to the quarter ended September 30, 2004 or arising under this Agreement or incurred in connection with the transactions contemplated hereby; and

(iii) other liabilities or obligations, which individually do not exceed $25,000 and in the aggregate do not exceed $100,000.
      Section 4.10     Information to Be Supplied.
      (a) The information to be supplied in writing by Quinton expressly for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will (i) in the case of the Registration Statement, at the time it becomes effective, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) in the case of the remainder of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the Quinton Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Quinton makes no representation or warranty with respect to any statements made or incorporated by reference in the Joint Proxy Statement/Prospectus based on information supplied in writing by Cardiac expressly for use therein.
      Section 4.11     Absence of Certain Changes. Since December 31, 2003, except as contemplated by this Agreement, Quinton and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:
      (a) any action, event, occurrence, development, change in method of doing business, or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Quinton Material Adverse Effect;
      (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any Quinton Common Shares (other than regular quarterly cash dividends) or any repurchase, redemption or other acquisition by Quinton or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Quinton or any of its Subsidiaries;
      (c) any transaction or commitment made by, or any contract, agreement or settlement entered into by, or any judgment, order or decree to which Quinton or any of its Subsidiaries is a party which relates to its assets or business (including without limitation the acquisition or disposition of any assets) or any relinquishment by Quinton or any of its Subsidiaries of any contract or other right, in either case, material to

Quinton and its Subsidiaries taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including, without limitation, settlements of litigation and Tax proceedings) in the ordinary course of business consistent with past practice, contemplated by this Agreement, or agreed to in writing by Cardiac; or
      (d) any change by Quinton in accounting principles or methods (other than as required by GAAP or Regulation S-X of the Exchange Act).
      Section 4.12     Transactions with Affiliates. Since December 31, 2003, no event has occurred that would be required to be reported by Quinton pursuant to Item 404 of Regulation S-K promulgated by the SEC. Quinton has delivered to Cardiac a list identifying all persons who may be deemed to be “affiliates” of Quinton for purposes of Rule 145 under the Securities Act.
      Section 4.13     Litigation. There is no material Action pending against, or to the Knowledge of Quinton threatened against, Quinton or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity.
      Section 4.14     Taxes. (a) All material Tax returns, statements, reports and forms (collectively, the “Quinton Returns”) required to be filed with any Taxing authority by, or with respect to, Quinton and its Subsidiaries were filed on a timely basis and were true, complete and correct except to the extent that the failure to file or be true, complete and correct would not, individually or in the aggregate, have a Quinton Material Adverse Effect; (b) Quinton and its Subsidiaries have timely paid all material Taxes shown as due and payable on the Quinton Returns (other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the Quinton Financial Statements) except to the extent that the failure to pay would not, individually or in the aggregate, have a Quinton Material Adverse Effect; (c) Quinton and its Subsidiaries have made provision for all material Taxes payable by them for which no Quinton Return has yet been filed except for inadequately reserved Taxes that would not, individually or in the aggregate, have a Quinton Material Adverse Effect; (d) no Taxing authority has asserted or initiated (or, to the Knowledge of Quinton, threatened to assert or initiate) in writing any action, suit, proceeding or claim against Quinton or any of its Subsidiaries that, individually or in the aggregate, would have a Quinton Material Adverse Effect; (e) there are no Liens for Taxes on the assets of Quinton or any of its Subsidiaries other than Liens for Taxes not yet due and payable or that would not, individually or in the aggregate, have a Quinton Material Adverse Effect; (f) except for any year for which the applicable statute of limitations has expired, neither Quinton nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which Quinton was the common parent; (g) except for any year for which the applicable statute of limitations has expired, neither Quinton nor any of its Subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other Person (other than Quinton or any of its Subsidiaries) with respect to Taxes or to compensate any other Person for any Tax payment or Tax liability under a Tax sharing or similar agreement; (h) neither Quinton nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract, agreement or other arrangement that under any circumstances could obligate it to make any payments that will not be deductible under Code Sections 280G or 162(m); (i) neither Quinton nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (j) neither Quinton nor any of its Subsidiaries has engaged in a transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulations Section 1.6011-4(b)(2); and (k) neither Quinton nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date hereof, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Mergers.

      Section 4.15     Employees and Employee Benefits.
      (a) Quinton has made available to Cardiac each material “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), each material employment, severance or similar contract, plan, arrangement or policy and each other material plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation or insurance coverage (including any self-insured arrangements and, if applicable, related trust agreements), all amendments thereto and the most recent written summary descriptions thereof, together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan, (i) which is maintained, administered or contributed to by Quinton or any of its Subsidiaries and covers any employee or former employee of Quinton or any of its Subsidiaries, or (ii) with respect to which Quinton or any of its Subsidiaries has or could have any material liability or expense. Such plans are referred to collectively herein as the “Quinton Employee Plans.”
      (b) Each Quinton Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and (i) has received an unrevoked favorable determination letter from the IRS with respect to such Quinton Employee Plan’s qualified status under the Code, as amended by the Tax Reform Act of 1986 and all subsequent legislation through what is commonly referred to as “GUST,” (ii) has remaining a period of time under the Code or applicable Treasury regulations or IRS pronouncements in which to request, and make any amendments necessary to obtain, such a letter from the IRS, or (iii) is entitled, under IRS Announcement 2001-77, to rely on the favorable opinion or advisory letter issued by the IRS to the prototype or volume submitter plan sponsor of such Quinton Employee Plan. Nothing has occurred, or is reasonably expected by Quinton that could adversely affect the qualification or exemption of any such Quinton Employee Plan. Quinton will make available upon request to Cardiac copies of the most recent IRS determination letters with respect to each such Quinton Employee Plan. Each Quinton Employee Plan has been administered in compliance with its terms and with the requirements prescribed by any and all Laws, including but not limited to ERISA and the Code, which are applicable to such Quinton Employee Plan except as would not be reasonably likely to have a Quinton Material Adverse Effect. Quinton, each of its Subsidiaries and all other Persons (including, without limitation, all fiduciaries) have, at all times and in all material respects, properly performed all of their duties and obligations (whether arising by operation of law or by contract) under or with respect to such Quinton Employee Plan, including, without limitation, all reporting, disclosure and notification obligations. All contributions, premiums and other payments due or required to be paid to (or with respect to) each Quinton Employee Plan have been timely paid, or, if not yet due, have been properly accrued on the Quinton Financial Statements.
      (c) Neither Quinton nor any of its Subsidiaries sponsors, maintains or contributes to, and has never sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) an employee benefit plan, fund, program, contract or arrangement that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, or (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA.
      (d) There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Quinton, threatened with respect to (or against the assets of) any Quinton Employee Plan except as would not be reasonably likely to have a Quinton Material Adverse Effect, nor, to the Knowledge of the Quinton, is there a basis for any such action, suit or claim. No Quinton Employee Plan is currently under investigation, audit or review, directly or indirectly, by the IRS, the U.S. Department of Labor or any other governmental entity or agency except as would not be reasonably likely to have a Quinton Material Adverse Effect, and, to the Knowledge of the Quinton, no such action is contemplated or under consideration by the IRS, the U.S. Department of Labor or any other Governmental Entity.
      (e) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any

Quinton Employee Plan, employment or severance agreement to which Quinton or any of its Subsidiaries is a party, trust or loan that will or may result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, executive or director of Quinton or any of its Subsidiaries.
      (f) To the Knowledge of Quinton, neither Quinton nor any of its Subsidiaries maintains or contributes to any Quinton Employee Plan which provides, or has any liability to provide, life insurance, medical or other welfare benefits to any employee upon such employee’s retirement or termination of employment, except as required by Section 601 of ERISA and Section 4980B of the Code.
      (g) To the Knowledge of Quinton, there has been no amendment to, written interpretation or announcement (whether or not written) to create, enter into, contribute to or otherwise relating to any Quinton Employee Plan which would increase materially the expense of maintaining such Quinton Employee Plans in the aggregate above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2004.
      (h) To the Knowledge of Quinton, Quinton and each of its Subsidiaries is in substantial compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages, hours and withholding. No work stoppage or labor strike against Quinton or any Affiliate of Quinton is pending, threatened or reasonably anticipated. Quinton does not know of any activities or proceedings of any labor union to organize any Quinton employees. There are no Actions pending, or, to the Knowledge of Quinton, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Quinton employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Quinton. Neither Quinton nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Quinton nor any of its Subsidiaries is presently, or has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Quinton employees and no collective bargaining agreement is being negotiated with respect to Quinton employees. Neither Quinton nor any of its Subsidiaries has incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar Law which remains unsatisfied.
      Section 4.16     Compliance with Laws; Sarbanes-Oxley.
      (a) Quinton and its Subsidiaries have all material licenses, permits and qualifications necessary to conduct their businesses and own their properties in each jurisdiction in which Quinton or its Subsidiaries currently do business or own property, or in which such license, permit or qualification is otherwise required. Quinton and its Subsidiaries have complied in all material respects with all Laws applicable to their businesses and the present use by Quinton and its Subsidiaries of their respective properties, and the business conducted by Quinton and its Subsidiaries, does not violate in any material respect any such Laws and Quinton and its Subsidiaries have timely filed all reports and returns required by Law and all such returns and reports are true and correct in all material respects, and there are no material deficiencies with respect to such filings or submissions.
      (b) Quinton is in compliance with, and has complied, in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (B) the applicable listing and corporate governance rules and regulations of Nasdaq. There are no outstanding loans made by Quinton to any of its executive officers (as defined under Rule 3b-7 under the Exchange Act) or directors. Since the enactment of the Sarbanes-Oxley Act, Quinton has not made any loans to any such executive officer or director. Quinton has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to ensure that information relating to Quinton, required to be disclosed by Quinton in the reports that it files or submits under the Exchange Act is accumulated and communicated to Quinton’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Quinton in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. To the best of its Knowledge: Quinton has established and maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act); such internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Quinton’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Quinton’s auditors and the audit committee of the board of directors of Quinton (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Quinton’s ability to record, process, summarize and report financial data and have identified for its auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Quinton’s internal controls. Since January 1, 2003, neither Quinton, nor to the Knowledge of Quinton, any director, officer, employee, auditor, accountant or representative of Quinton has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Quinton or its internal accounting controls, including any material complaint, allegation, assertion or claim that Quinton has engaged in questionable accounting or auditing practices. For purposes of this paragraph, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Exchange Act.
      (c) To the Knowledge of Quinton, no employee of Quinton has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither Quinton nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of Quinton or any such Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Quinton or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).
      Section 4.17     Environmental Matters. (i) No written notice, notification, demand, request for information, citation, summons, complaint or order has been received or made by, and no Action is pending or, the Knowledge of Quinton, threatened by any Person against Quinton or any of its Subsidiaries, with respect to any applicable Environmental Law, (ii) Quinton and its Subsidiaries are and have been in compliance in all material respects with all applicable Environmental Laws and (iii) there are no liabilities or obligations of Quinton or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, direct or indirect, determined, determinable or otherwise, arising under or relating to any Environmental Law (including, without limitation, liabilities or obligations relating to divested properties or businesses or predecessor entities) which would have a Quinton Material Adverse Effect, and there are no facts, conditions, situations or set of circumstances that have resulted or could reasonably be expected to result in or be the basis for any such liabilities or obligations which would have a Quinton Material Adverse Effect.
      Section 4.18     Medical Device Regulatory Compliance.
      (a) All medical devices of Quinton or any of its Subsidiaries that are subject to regulation by the FDA and other applicable U.S. federal, state or local regulatory agencies, are manufactured, produced, tested, developed, processed, labeled, stored, distributed, and marketed in compliance with all applicable regulations, guidelines and orders administered or issued by the FDA and any other applicable U.S. federal, state and local regulatory agencies, including without limitation, the following (except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Quinton Material Adverse Effect):

•	FDA Quality System Regulation;

•	FDA Establishment Registration requirements;

•	FDA Medical Device Listing requirements;

•	FDA Premarket Notification (510(k)) regulations;

•	FDA Labeling regulations; and

•	FDA Medical Device Reporting regulations.
      (b) All medical device manufacturing sites and facilities of Quinton and its Subsidiaries are operated in compliance in all material respects with the FDA’s Establishment Registration requirements and Quality System Regulation requirements at 21 C.F.R. Part 820, as applicable.
      (c) Each medical device manufactured, produced, tested, developed, processed, labeled, stored or distributed by or on behalf of Quinton or any of its Subsidiaries (and any modification thereof, as applicable) has received Section 510(k) clearance(s) from the FDA clearing such device for commercial distribution. None of Quinton’s or its Subsidiaries’ current medical devices (including any such device under development) are the subject of or require FDA premarket approval, pre-clinical or clinical trial.
      (d) To the Knowledge of Quinton, each medical device distributed, sold or leased, or service rendered, by Quinton or any of its Subsidiaries complies in all material respects with all applicable product safety and electrical safety standards of each applicable product and electrical safety agency, commission, board or other Governmental Entity.
      (e) Neither Quinton nor any of its Subsidiaries, nor, to the Knowledge of Quinton, any officer, employee or agent of Quinton or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting fraud, untrue statements, bribery and illegal gratuities or any similar policy.
      (f) Other than as disclosed in the Quinton Disclosure Letter, there are no FDA warning letters, recalls (either voluntary or mandatory), seizures, revocations of prior FDA approval, internal stop-ships, banned or administratively detained products or other enforcement actions or sanctions of the FDA in connection with any medical devices currently manufactured, produced, tested, developed, processed, labeled, stored or distributed by or on behalf of Quinton or any of its Subsidiaries.
      (g) Quinton and each of its Subsidiaries has obtained all necessary foreign government agency licenses, approvals, permits and authorizations for sale and distribution of its medical devices, as applicable, to each foreign country or jurisdiction in which such medical device is currently sold, leased, marketed or otherwise commercially distributed and is in compliance with applicable Laws of such countries and/or jurisdictions, except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Quinton Material Adverse Effect.
      Section 4.19     Intellectual Property.
      (a) All patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; registered trademarks and applications therefor; and registered copyrights and applications therefor owned or controlled by Quinton or its Subsidiaries (collectively, “Quinton Registered Intellectual Property”), together with any other type of rights in Intellectual Property that are owned or controlled by Quinton or any of its Subsidiaries and that (x) relates to any Quinton product or (y) is otherwise material to the research, development, manufacturing or commercialization of any Quinton product, are collectively referred to herein as “Quinton Intellectual Property Rights”. Section 4.19 of the Quinton Disclosure Letter lists all Quinton Registered Intellectual Property. All Quinton Intellectual Property Rights are either (i) owned by, or subject to a valid license or a valid obligation of assignment to, Quinton or its Subsidiaries free and clear of all mortgages, liens, security interests, leases, pledges, encumbrances, equities, claims, charges, options, written restrictions, rights of first refusal, title retention agreements or other exceptions to title which affect the Quinton Intellectual Property Rights or restrict the use by Quinton or any of its Subsidiaries of the Quinton Intellectual Property Rights in any material way (“Quinton IP Liens”), or (ii) controlled by Quinton or its Subsidiaries free and clear (to the Knowledge of Quinton) of all Quinton IP Liens. Quinton and its Subsidiaries are the sole legal and beneficial owners of all the Quinton Intellectual

Property Rights. There are no actions pending or, to the Knowledge of Quinton, threatened with regard to the ownership or control by Quinton or any of its Subsidiaries of any of the Quinton Intellectual Property Rights. To the Knowledge of Quinton and its Subsidiaries, the Quinton Intellectual Property Rights have not been, and are not being, infringed. To the Knowledge of Quinton and its Subsidiaries , the Quinton Intellectual Property rights are valid and enforceable. To the Knowledge of Quinton and its Subsidiaries, there are no facts or circumstances that could impair the validity or enforceability of any of the Quinton Intellectual Property Rights. Neither Quinton nor its Subsidiaries has received any communications challenging the validity or enforceability of the Quinton Intellectual Property Rights or their ownership of Quinton Intellectual Property Rights. There are no pending or, to the Knowledge of Quinton or its Subsidiaries, threatened claims that Quinton or any of its Subsidiaries has infringed or is infringing (including with respect to the manufacture, use, sale or importation by Quinton or any of its Subsidiaries of any commercial products or to the operations of Quinton or any of its Subsidiaries) any Intellectual Property of any Person. To the Knowledge of Quinton and its Subsidiaries , there are no patent rights of any third Party that are known to be dominating, interfering, or potentially dominating or interfering and that could be asserted by a Person to exclude or prevent Quinton or its Subsidiaries or licensees from manufacturing or commercializing their products. Neither Quinton nor its Subsidiaries knows of any valid grounds for any bona fide claim that the conduct of Quinton’s or its Subsidiaries business will infringe or misappropriate any of the Intellectual Property rights owned by any other Person.
      (b) Quinton and its Subsidiaries have used commercially reasonable efforts to maintain their confidential information and trade secrets in confidence, including entering into licenses and contracts that generally require licensees, contractors and other third Persons with access to such trade secrets to keep such trade secrets confidential. All employees of Quinton and its Subsidiaries have entered into valid and binding agreements with Quinton and/or its Subsidiaries (as the case may be) sufficient to vest title in Quinton or such Subsidiaries of all Quinton Intellectual Property Rights created by such employees in the scope of their employment. To the extent that any Quinton Intellectual Property Rights have been developed or created by a third Party for Quinton or any of its Subsidiaries, Quinton and/or such Subsidiaries have a written agreement with such third Party with respect thereto and Quinton and/or such Subsidiaries thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third Party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.
      (c) Neither Quinton nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Quinton Intellectual Property Rights to any third Party within the last two years.
      (d) Neither Quinton nor any of its Subsidiaries has given any indemnities in connection with any Quinton Intellectual Property Rights to any third Party other than indemnities given in the ordinary course of business or that would not reasonably be expected to have a Material Adverse Effect.
      (e) The consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership rights of Quinton or any of its Subsidiaries in any Quinton Intellectual Property Rights or result in the breach or termination of any license, contract or agreement to which Quinton or any of its Subsidiaries is a party respecting any Quinton Intellectual Property Rights.
      (f) Neither the consummation of the transactions contemplated by this Agreement nor the transfer of any contracts, licenses, agreements or Quinton Intellectual Property Rights will trigger any provision of any contract, license or agreement of Quinton or any of its Subsidiaries that purports to obligate Quinton or such Subsidiary to (i) grant to any third party any rights or licenses with respect to any Quinton Intellectual Property Rights; or (ii) increase the royalties or other amounts payable for licenses to Quinton Intellectual Property Rights in excess of that being paid by Quinton and/or its Subsidiaries prior to the Closing.
      Section 4.20     Finders’ Fees; Opinion of Financial Advisor.
      (a) Except for SunTrust Robinson Humphrey (“SunTrust”), there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from Quinton or any of its respective Affiliates in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Quinton.
      (b) The Board of Directors of Quinton has received the opinion of SunTrust to the effect that, as of the date of such opinion and subject to the matters stated therein, the Quinton Exchange Ratio was fair from a financial point of view to the holders of Quinton Common Shares, a copy of which opinion will be made available to Cardiac solely for informational purposes after receipt thereof by Quinton.
      Section 4.21     Absence of Liens and Encumbrances; Real Property.
      (a) Quinton and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any Liens except as reflected in the Quinton Financial Statements and except for Liens for Taxes not yet delinquent and such imperfections of title and encumbrances, if any, which would not be material to Quinton.
      (b) Neither Quinton nor any Subsidiary of Quinton owns any real property. Section 4.21 of the Quinton Disclosure Letter sets forth a list of all properties leased or otherwise occupied by Quinton or any of its Subsidiaries for the operation of its business, including the address, the name of the landlord, and the current base rent (the “Quinton Facilities”). Section 4.21 of the Quinton Disclosure Letter identifies all of the leases or other occupancy agreements with respect to the Quinton Facilities (the “Quinton Leases”) and any amendments or modifications to the Quinton Leases. No party other than Quinton, its Subsidiaries or a subtenant identified in Section 4.21 of the Quinton Disclosure Letter, as applicable, has the right to occupy any of the Quinton Facilities. The execution and delivery of this Agreement by Quinton do not, and the performance of this Agreement by Quinton will not, result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Quinton’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Quinton Lease.
      Section 4.22     Agreements, Contracts and Commitments. Except as filed as an exhibit to the Quinton SEC Documents, neither Quinton nor any of its Subsidiaries is a party to or is bound by:
      (a) any employment or consulting agreement, contract or commitment with any executive officer or director, other than those that are terminable by Quinton or any of its Subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to Quinton;
      (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;
      (c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in the ordinary course of business, that would not reasonably be expected to have a Material Adverse Effect on Quinton, or any guaranty of the obligations of a Subsidiary of Quinton;
      (d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Quinton or any of its Subsidiaries to engage in any line of business or to compete with any person or which limits Quinton’s access to certain segments of a specified market;
      (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Quinton or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Quinton has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Quinton’s Subsidiaries;
      (f) any dealer, distributor, joint marketing or development agreement currently in force under which Quinton or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of one hundred twenty

(120) days or less, or any material agreement pursuant to which Quinton or any of its Subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Quinton or any of its Subsidiaries and which may not be canceled without penalty upon notice of one hundred twenty (120) days or less;
      (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Quinton and its Subsidiaries taken as a whole;
      (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Quinton product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Quinton products, service or technology except agreements with distributors or sales representative in the normal course of business and substantially in the form previously provided to Cardiac;
      (i) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (other than trade debt incurred in the ordinary course of business);
      (j) any settlement agreement entered into within three (3) years prior to the date of this Agreement with respect to which Quinton has contingent obligations of a material nature; or
      (k) any other agreement, contract or commitment that, either individually or taken together with all other contracts with the same party, will, if fulfilled in accordance with its terms, result in payments being made by Quinton in excess of $1,000,000 in the calendar year ending December 31, 2005.
      Neither Quinton nor any of its Subsidiaries, nor to Quinton’s Knowledge any other party to a Quinton Contract (as defined below), is in breach, violation or default under, and neither Quinton nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Quinton or any of its Subsidiaries is a party or by which it is bound that are either filed as an exhibit to any Quinton SEC Document or required to be disclosed in the Quinton Disclosure Letter (any such agreement, contract or commitment, a “Quinton Contract”) in such a manner as would permit any other party to cancel or terminate any such Quinton Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).
      Section 4.23     Customers and Suppliers. None of the ten (10) largest customers and ten (10) largest suppliers of Quinton (based on purchases during the fiscal year ended December 31, 2004) has canceled or otherwise terminated, or made any written threat to Quinton to cancel or otherwise terminate its relationship with Quinton, or its usage of the services or products of Quinton, and to the Knowledge of Quinton, no such customer or supplier intends to cancel or otherwise terminate its relationship with Quinton or to materially decrease its usage of the services or products of Quinton, as the case may be. Quinton has not knowingly breached, so as to provide a benefit to Quinton that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Quinton. Section 4.23 of Quinton Disclosure Letter sets forth the names of the ten largest customers (by dollar amount of sales) and ten largest suppliers (by dollar amount of purchases) of Quinton for the year ended December 31, 2004, and the dollar amount of sales and purchases for each such customer and supplier during such periods.
      Section 4.24     S-3 Eligibility. Quinton meets the registrant requirements for the use of Form S-3. Quinton has no basis to believe that its past or present independent public accountants will withhold their consent to the inclusion, or incorporation by reference, of their audit opinion concerning Quinton’s financial statements which are to be included in the Registration Statement.
      Section 4.25     Nasdaq Qualification. Quinton meets the independent director and audit committee requirements set forth in Nasdaq Marketplace Rule 4350.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF CARDIAC
      Except as disclosed in the Cardiac Disclosure Letter or the Cardiac SEC Documents filed since December 31, 2003 and prior to the date hereof (but excluding any risk factor disclosure contained in such Cardiac SEC Document under the heading “Risk Factors” or “Forward Looking Information” and any other disclosures included in any such Cardiac SEC Document which are predictive or forward-looking in nature), Cardiac represents and warrants to Quinton that:
      Section 5.1     Corporate Existence and Power. Cardiac is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers required to carry on its business as now conducted. Cardiac is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Cardiac Material Adverse Effect. Cardiac has heretofore made available to Quinton true and complete copies of Cardiac’s certificate of incorporation and bylaws as currently in effect.
      Section 5.2     Corporate Authorization. The execution, delivery and performance by Cardiac of this Agreement and the consummation by Cardiac of the transactions contemplated hereby are within Cardiac’s corporate powers and, except for the Cardiac Stockholder Approval, have been duly authorized by all necessary corporate action. Without limiting the generality of the foregoing, the only vote of the holders of any class or series of capital stock of Cardiac required by Law to approve this Agreement, the Cardiac Merger and/or any of the other transactions contemplated hereby is the affirmative vote (the “Cardiac Stockholder Approval”) of the holders of a majority of the outstanding Cardiac Common Shares in favor of the adoption and approval of this Agreement and the Cardiac Merger. Cardiac’s Board of Directors has (a) determined that this Agreement and the transactions contemplated hereby, including the Cardiac Merger, are in the best interests of Cardiac and its stockholders, (b) approved this Agreement and the transactions contemplated hereby, including for purposes of rendering Section 203 of the DGCL inapplicable to this Agreement and the Cardiac Merger and (c) resolved (subject to Section 7.4) to recommend to such stockholders that they vote in favor of adopting and approving this Agreement and the Cardiac Merger in accordance with the terms hereof. Assuming that this Agreement constitutes the valid and binding obligation of Cardiac, this Agreement constitutes a valid and binding agreement of Cardiac, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws, now or hereafter in effect, relating to or affecting creditors’ rights and remedies and to general principles of equity.
      Section 5.3     Governmental Authorization. The execution, delivery and performance by Cardiac of this Agreement and the consummation by Cardiac of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of the Certificates of Merger in accordance with the DGCL; (b) compliance with any applicable requirements of the HSR Act or decrees thereunder applicable to Cardiac; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such as may be required under any applicable state securities Laws; and (e) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not, individually or in the aggregate, (x) be reasonably likely to have a Cardiac Material Adverse Effect or (y) prevent or materially impair the ability of Cardiac to consummate the transactions contemplated by this Agreement.
      Section 5.4     Non-Contravention. The execution, delivery and performance by Cardiac of this Agreement and the consummation by Cardiac of the transactions contemplated hereby do not and will not (a) contravene or conflict with Cardiac’s certificate of incorporation or bylaws, (b) assuming compliance with the matters referred to in Section 5.3, contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order or decree binding upon or applicable to Cardiac or any of its Subsidiaries, (c) constitute a breach or default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Cardiac or any of its Subsidiaries or to a loss of any benefit or status to which Cardiac or any of its Subsidiaries is entitled under any provision of any material agreement, contract or other instrument binding upon Cardiac or any of its Subsidiaries or any material license, franchise, permit or other similar authorization held by Cardiac or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Cardiac or any of its Subsidiaries other than, in the case of each of (b) and (d), any such items that would not, individually or in the aggregate (x) be reasonably likely to have a Cardiac Material Adverse Effect or (y) prevent or materially impair the ability of Cardiac to consummate the transactions contemplated by this Agreement.
      Section 5.5     Capitalization.
      (a) The authorized capital stock of Cardiac consists of (i) 160,000,000 Cardiac Common Shares, of which 86,219,215 shares are issued and outstanding as of the date of this Agreement, and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding. As of the date of this Agreement, 12,345,139 Cardiac Common Shares were reserved for issuance upon exercise of options pursuant to the Cardiac Stock Plan. As of the date of this Agreement, there are options to purchase 11,826,353 Cardiac Common Shares issued and outstanding pursuant to the Cardiac Stock Plan. All of the outstanding shares of capital stock of Cardiac have been duly and validly issued and are fully paid and nonassessable under the DGCL. None of the outstanding shares of capital stock of Cardiac has been issued in violation of any preemptive rights of the current or past stockholders of Cardiac.
      (b) Except as set forth in Section 5.5(a) or in Section 5.5(b) of the Cardiac Disclosure Letter, there are no outstanding (i) shares of capital stock, debt securities or other voting securities of Cardiac, (ii) securities of Cardiac or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, debt securities or voting securities of Cardiac, or (iii) subscriptions, calls, contracts, commitments, understandings, restrictions, arrangements, rights, warrants, options or other rights to acquire from Cardiac, or obligations of Cardiac to issue, any capital stock, debt securities or other voting securities or obligating Cardiac to grant, extend or enter into any such agreement or commitment. There are no outstanding obligations of Cardiac to repurchase, redeem or otherwise acquire any securities of Cardiac. All warrants or other securities convertible into Cardiac Common Shares (other than options to purchase Cardiac Common Shares issued under the Cardiac Option Plans) to be assumed in the Cardiac Merger pursuant to Section 3.4 are set forth in Section 5.5(b) of the Cardiac Disclosure Letter. There are no outstanding obligations of Cardiac to grant, extend, accelerate the vesting of or enter into any option, warrant, equity security or other security of Cardiac. There are no Cardiac Common Shares that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Cardiac. There are no registration rights and voting trusts, proxies or other agreements or understandings to which Cardiac or any of its Subsidiaries is a party or is bound with respect to the voting of any shares of capital stock of Cardiac.
      Section 5.6     Subsidiaries.
      (a) Each Subsidiary of Cardiac is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing, under the Laws of its jurisdiction of incorporation or organization, has all powers and authority and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, in each case with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Cardiac Material Adverse Effect.
      (b) Each of the outstanding shares of capital stock of, or other ownership interest in, each Subsidiary of Cardiac has been validly issued and is fully paid and nonassessable. All of the outstanding capital stock of, or other ownership interest, which is owned, directly or indirectly, by Cardiac in, each of its Subsidiaries is owned free and clear of any Lien and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Cardiac Material Adverse Effect. There are no outstanding (i) securities of Cardiac or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its Subsidiaries, (ii) options, warrants or other rights to acquire from Cardiac or any of its Subsidiaries, and no other obligation of Cardiac or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any of its Subsidiaries or (iii) obligations of Cardiac or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of its Subsidiaries or any capital stock of, or other ownership interests in, any of its Subsidiaries.
      Section 5.7     The Cardiac SEC Documents.
      (a) Cardiac has made available to Quinton the Cardiac SEC Documents. Cardiac has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since December 31, 2002. No Subsidiary of Cardiac is required to file any form, report, registration statement or prospectus or other document with the SEC.
      (b) As of its filing date, each Cardiac SEC Document complied with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be. No Cardiac SEC Document filed or furnished pursuant to the Exchange Act contained, as of its filing date or mailing date, as applicable, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Cardiac SEC Document filed pursuant to the Securities Act, as amended or supplemented, if applicable, contained, as of the date such document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
      (c) Cardiac has heretofore furnished to Quinton a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Cardiac with the SEC pursuant to the Securities Act or the Exchange Act.
      (d) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Cardiac’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.
      Section 5.8     Financial Statements.
      (a) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Cardiac SEC Documents (the “Cardiac Financial Statements”) and the unaudited financial statements for the quarter ended September 30, 2004 (without notes thereto) (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form  10-Q under the Exchange Act) and (ii) fairly presented the consolidated financial position of Cardiac and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Cardiac, except that the unaudited financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. Neither Cardiac, any of its Subsidiaries nor, to Cardiac’s Knowledge, any director, officer, employee, auditor, accountant or representative of Cardiac or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Cardiac or any of its Subsidiaries or its internal accounting controls, including any complaint, allegation, assertion or claim that Cardiac or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Cardiac or any of its Subsidiaries, whether or not employed by Cardiac or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Cardiac or any of its officers, directors, employees or agents to its Board of Directors or any committee thereof or to any director or officer of Cardiac.
      (b) Cardiac has made available to Quinton an unaudited draft balance sheet as of December 31, 2004 and the related unaudited draft statements of operations, cash flows and changes in stockholders’ equity for the year ended December 31, 2004 (the “2004 Cardiac Financial Statements”). To the Knowledge of Cardiac as of the date hereof, the 2004 Cardiac Financial Statements (i) were prepared in accordance with GAAP (except for the omission of notes thereto) and (ii) fairly present the consolidated financial position of Cardiac and its Subsidiaries and the consolidated results of its operations and cash flows as of and for the year ended December 31, 2004, consistent with the books and records of Cardiac.
      Section 5.9     No Material Undisclosed Liabilities. As of the date hereof, there are no liabilities of Cardiac or of any Subsidiary of Cardiac of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that are required by GAAP to be set forth on a consolidated balance sheet of Cardiac, other than:

(i) liabilities or obligations disclosed or provided for in the Cardiac Financial Statements or disclosed in the notes thereto; and

(ii) liabilities or obligations incurred or arising in the ordinary course of business after the date of the Cardiac Financial Statements included in the Cardiac 10-Q relating to the quarter ended September 30, 2004 or arising under this Agreement or incurred in connection with the transactions contemplated hereby; and

(iii) other liabilities or obligations, which individually do not exceed $25,000 and in the aggregate do not exceed $100,000.
      Section 5.10     Information to Be Supplied.
      (a) The information to be supplied in writing by Cardiac expressly for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will (i) in the case of the Registration Statement, at the time it becomes effective, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) in the case of the remainder of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the Cardiac Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Cardiac makes no representation or warranty with respect to any statements made or incorporated by reference in the Joint Proxy Statement/Prospectus based on information supplied in writing by Quinton expressly for use therein.
      Section 5.11     Absence of Certain Changes. Since December 31, 2003, except as contemplated by this Agreement, Cardiac and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:
      (a) any action, event, occurrence, development, change in method of doing business, or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Cardiac Material Adverse Effect;
      (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any Cardiac Common Shares (other than regular quarterly cash dividends) or any repurchase, redemption or other acquisition by Cardiac or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Cardiac or any of its Subsidiaries;
      (c) any transaction or commitment made by, or any contract, agreement or settlement entered into by, or any judgment, order or decree to which Cardiac or any of its Subsidiaries is a party which relates to its assets or business (including without limitation the acquisition or disposition of any assets) or any relinquishment by Cardiac or any of its Subsidiaries of any contract or other right, in either case, material to Cardiac and its Subsidiaries taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including, without limitation, settlements of litigation and Tax proceedings) in the ordinary course of business consistent with past practice, contemplated by this Agreement, or agreed to in writing by Quinton; or

      (d) any change by Cardiac in accounting principles or methods (other than as required by GAAP or Regulation S-X of the Exchange Act).
      Section 5.12     Transactions with Affiliates. Since December 31, 2003, no event has occurred that would be required to be reported by Cardiac pursuant to Item 404 of Regulation S-K promulgated by the SEC. Cardiac has delivered to Quinton a list identifying all persons who may be deemed to be “affiliates” of Cardiac for purposes of Rule 145 under the Securities Act.
      Section 5.13     Litigation. There is no material Action pending against, or to the Knowledge of Cardiac threatened against, Cardiac or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity.
      Section 5.14     Taxes. (a) All material Tax returns, statements, reports and forms (collectively, the “Cardiac Returns”) required to be filed with any Taxing authority by, or with respect to, Cardiac and its Subsidiaries were filed on a timely basis and were true, complete and correct except to the extent that the failure to file or be true, complete and correct would not, individually or in the aggregate, have a Cardiac Material Adverse Effect; (b) Cardiac and its Subsidiaries have timely paid all material Taxes shown as due and payable on the Cardiac Returns (other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the Cardiac Financial Statements) except to the extent that the failure to pay would not, individually or in the aggregate, have a Cardiac Material Adverse Effect; (c) Cardiac and its Subsidiaries have made provision for all material Taxes payable by them for which no Cardiac Return has yet been filed except for inadequately reserved Taxes that would not, individually or in the aggregate, have a Cardiac Material Adverse Effect; (d) no Taxing authority has asserted or initiated (or, to the Knowledge of Cardiac, threatened to assert or initiate) in writing any action, suit, proceeding or claim against Cardiac or any of its Subsidiaries that, individually or in the aggregate, would have a Cardiac Material Adverse Effect; (e) there are no Liens for Taxes on the assets of Cardiac or any of its Subsidiaries other than Liens for Taxes not yet due and payable or that would not, individually or in the aggregate, have a Cardiac Material Adverse Effect; (f) except for any year for which the applicable statute of limitations has expired, neither Cardiac nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which Cardiac was the common parent; (g) except for any year for which the applicable statute of limitations has expired, neither Cardiac nor any of its Subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other Person (other than Cardiac or any of its Subsidiaries) with respect to Taxes or to compensate any other Person for any Tax payment or Tax liability under a Tax sharing or similar agreement; (h) neither Cardiac nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract, agreement or other arrangement that under any circumstances could obligate it to make any payments that will not be deductible under Code Sections 280G or 162(m); (i) neither Cardiac nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (j) neither Cardiac nor any of its Subsidiaries has engaged in a transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulations Section 1.6011-4(b)(2); and (k) neither Cardiac nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date hereof, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Mergers.
      Section 5.15     Employees and Employee Benefits.
      (a) Cardiac has made available to Quinton each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar contract, plan, arrangement or policy and each other material plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation or insurance coverage (including any self-insured arrangements and, if applicable, related trust agreements), all amendments thereto and the most recent written summary descriptions thereof, together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan, (i) which is maintained, administered or contributed to by Cardiac or any of its Subsidiaries and covers any employee or former employee of Cardiac or any of its Subsidiaries, or (ii) with respect to which Cardiac or any of its Subsidiaries has or could have any material liability or expense. Such plans are referred to collectively herein as the “Cardiac Employee Plans.”
      (b) Each Cardiac Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and (i) has received an unrevoked favorable determination letter from the IRS with respect to such Cardiac Employee Plan’s qualified status under the Code, as amended by the Tax Reform Act of 1986 and all subsequent legislation through what is commonly referred to as “GUST,” (ii) has remaining a period of time under the Code or applicable Treasury regulations or IRS pronouncements in which to request, and make any amendments necessary to obtain, such a letter from the IRS, or (iii) is entitled, under IRS Announcement 2001-77, to rely on the favorable opinion or advisory letter issued by the IRS to the prototype or volume submitter plan sponsor of such Cardiac Employee Plan. Nothing has occurred, or is reasonably expected by Cardiac that could adversely affect the qualification or exemption of any such Cardiac Employee Plan. Cardiac will make available upon request to Cardiac copies of the most recent IRS determination letters with respect to each such Cardiac Employee Plan. Each Cardiac Employee Plan has been administered in compliance with its terms and with the requirements prescribed by any and all Laws, including but not limited to ERISA and the Code, which are applicable to such Cardiac Employee Plan except as would not be reasonably likely to have a Cardiac Material Adverse Effect. Cardiac, each of its Subsidiaries and all other Persons (including, without limitation, all fiduciaries) have, at all times and in all material respects, properly performed all of their duties and obligations (whether arising by operation of law or by contract) under or with respect to such Cardiac Employee Plan, including, without limitation, all reporting, disclosure and notification obligations. All contributions, premiums and other payments due or required to be paid to (or with respect to) each Cardiac Employee Plan have been timely paid, or, if not yet due, have been properly accrued on the Cardiac Financial Statements.
      (c) Neither Cardiac nor any of its Subsidiaries sponsors, maintains or contributes to, and has never sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) an employee benefit plan, fund, program, contract or arrangement that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, or (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA.
      (d) There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Cardiac, threatened with respect to (or against the assets of) any Cardiac Employee Plan except as would not be reasonably likely to have a Cardiac Material Adverse Effect, nor, to the Knowledge of the Cardiac, is there a basis for any such action, suit or claim. No Cardiac Employee Plan is currently under investigation, audit or review, directly or indirectly, by the IRS, the U.S. Department of Labor or any other governmental entity or agency except as would not be reasonably likely to have a Cardiac Material Adverse Effect, and, to the Knowledge of the Cardiac, no such action is contemplated or under consideration by the IRS, the U.S. Department of Labor or any other Governmental Entity.
      (e) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Cardiac Employee Plan, employment or severance agreement to which Cardiac or any of its Subsidiaries is a party, trust or loan that will or may result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, executive or director of Cardiac or any of its Subsidiaries.
      (f) To the Knowledge of Cardiac, neither Cardiac nor any of its Subsidiaries maintains or contributes to any Cardiac Employee Plan which provides, or has any liability to provide, life insurance, medical or other welfare benefits to any employee upon such employee’s retirement or termination of employment, except as required by Section 601 of ERISA and Section 4980B of the Code.
      (g) To the Knowledge of Cardiac, there has been no amendment to, written interpretation or announcement (whether or not written) to create, enter into, contribute to or otherwise relating to any Cardiac Employee Plan which would increase materially the expense of maintaining such Cardiac Employee Plans in the aggregate above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2004.
      (h) To the Knowledge of Cardiac, Cardiac and each of its Subsidiaries is in substantial compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages, hours and withholding. No work stoppage or labor strike against Cardiac or any Affiliate of Cardiac is pending, threatened or reasonably anticipated. Cardiac does not know of any activities or proceedings of any labor union to organize any Cardiac employees. There are no Actions pending, or, to the Knowledge of Cardiac, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Cardiac employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Cardiac. Neither Cardiac nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Cardiac nor any of its Subsidiaries is presently, or has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Cardiac employees and no collective bargaining agreement is being negotiated with respect to Cardiac employees. Neither Cardiac nor any of its Subsidiaries has incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar Law which remains unsatisfied.
      Section 5.16     Compliance with Laws; Sarbanes-Oxley.
      (a) Cardiac and its Subsidiaries have all material licenses, permits and qualifications necessary to conduct their businesses and own their properties in each jurisdiction in which Cardiac or its Subsidiaries currently do business or own property, or in which such license, permit or qualification is otherwise required. Cardiac and its Subsidiaries have complied in all material respects with all Laws applicable to their businesses and the present use by Cardiac and its Subsidiaries of their respective properties, and the business conducted by Cardiac and its Subsidiaries, does not violate in any material respect any such Laws and Cardiac and its Subsidiaries have timely filed all reports and returns required by Law and all such returns and reports are true and correct in all material respects, and there are no material deficiencies with respect to such filings or submissions.
      (b) Cardiac is in compliance with, and has complied, in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (B) the applicable listing and corporate governance rules and regulations of Nasdaq. There are no outstanding loans made by Cardiac to any of its executive officers (as defined under Rule 3b-7 under the Exchange Act) or directors. Since the enactment of the Sarbanes-Oxley Act, Cardiac has not made any loans to any such executive officer or director. Cardiac has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to ensure that information relating to Cardiac, required to be disclosed by Cardiac in the reports that it files or submits under the Exchange Act is accumulated and communicated to Cardiac’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Cardiac in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. To the best of its Knowledge: Cardiac has established and maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act); such internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Cardiac’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Cardiac’s auditors and the audit committee of the board of directors of Cardiac (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Cardiac’s ability to record, process, summarize and report financial data and have identified for its auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Cardiac’s internal controls. Since January 1, 2003, neither Cardiac, nor to the Knowledge of Cardiac, any director, officer, employee, auditor, accountant or representative of Cardiac has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Cardiac or its internal accounting controls, including any material complaint, allegation, assertion or claim that Cardiac has engaged in questionable accounting or auditing practices. For purposes of this paragraph, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Exchange Act.
      (c) To the Knowledge of Cardiac, no employee of Cardiac has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither Cardiac nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of Cardiac or any such Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Cardiac or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).
      Section 5.17     Environmental Matters. (i) No written notice, notification, demand, request for information, citation, summons, complaint or order has been received or made by, and no Action is pending or, the Knowledge of Cardiac, threatened by any Person against Cardiac or any of its Subsidiaries, with respect to any applicable Environmental Law, (ii) Cardiac and its Subsidiaries are and have been in compliance in all material respects with all applicable Environmental Laws and (iii) there are no liabilities or obligations of Cardiac or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, direct or indirect, determined, determinable or otherwise, arising under or relating to any Environmental Law (including, without limitation, liabilities or obligations relating to divested properties or businesses or predecessor entities) which would have a Cardiac Material Adverse Effect, and there are no facts, conditions, situations or set of circumstances that have resulted or could reasonably be expected to result in or be the basis for any such liabilities or obligations which would have a Cardiac Material Adverse Effect.
      Section 5.18     Medical Device Regulatory Compliance.
      (a) All medical devices of Cardiac or any of its Subsidiaries that are subject to regulation by the FDA and other applicable U.S. federal, state or local regulatory agencies, are manufactured, produced, tested, developed, processed, labeled, stored, distributed, and marketed in compliance with all applicable regulations, guidelines and orders administered or issued by the FDA and any other applicable U.S. federal, state and local regulatory agencies, including without limitation, the following (except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Cardiac Material Adverse Effect):

•	FDA Quality System Regulation;

•	FDA Establishment Registration requirements;

•	FDA Medical Device Listing requirements;

•	FDA Premarket Notification (510(k)) regulations;

•	FDA Labeling regulations; and

•	FDA Medical Device Reporting regulations.
      (b) All medical device manufacturing sites and facilities of Cardiac and its Subsidiaries are operated in compliance in all material respects with the FDA’s Establishment Registration requirements and Quality System Regulation requirements at 21 C.F.R. Part 820, as applicable.
      (c) Each medical device manufactured, produced, tested, developed, processed, labeled, stored or distributed by or on behalf of Cardiac or any of its Subsidiaries (and any modification thereof, as applicable)

has received Section 510(k) clearance(s) from the FDA clearing such device for commercial distribution. None of Cardiac’s or its Subsidiaries’ current medical devices (including any such device under development) are the subject of or require FDA premarket approval, pre-clinical or clinical trial.
      (d) To the Knowledge of Cardiac, each medical device distributed, sold or leased, or service rendered, by Cardiac or any of its Subsidiaries complies in all material respects with all applicable product safety and electrical safety standards of each applicable product and electrical safety agency, commission, board or other Governmental Entity.
      (e) Neither Cardiac nor any of its Subsidiaries, nor, to the Knowledge of Cardiac, any officer, employee or agent of Cardiac or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting fraud, untrue statements, bribery and illegal gratuities or any similar policy.
      (f) Other than as disclosed in the Cardiac Disclosure Letter, there are no FDA warning letters, recalls (either voluntary or mandatory), seizures, revocations of prior FDA approval, internal stop-ships, banned or administratively detained products or other enforcement actions or sanctions of the FDA in connection with any medical devices currently manufactured, produced, tested, developed, processed, labeled, stored or distributed by or on behalf of Cardiac or any of its Subsidiaries.
      (g) Cardiac and each of its Subsidiaries has obtained all necessary foreign government agency licenses, approvals, permits or authorizations for sale and distribution of its medical devices, as applicable, to each foreign country or jurisdictions in which such medical device is currently sold, leased, marketed or otherwise commercially distributed and is in compliance with applicable Laws of such countries and/or jurisdictions, except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Cardiac Material Adverse Effect.
      Section 5.19     Intellectual Property.
      (a) All patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; registered trademarks and applications therefor; and registered copyrights and applications therefor owned or controlled by Cardiac or its Subsidiaries (collectively, “Cardiac Registered Intellectual Property”), together with any other type of rights in Intellectual Property that are owned or controlled by Cardiac or any of its Subsidiaries and that (x) relates to any Cardiac product or (y) is otherwise material to the research, development, manufacturing or commercialization of any Cardiac product, are collectively referred to herein as “Cardiac Intellectual Property Rights”. Section 5.19 of the Cardiac Disclosure Letter lists all Cardiac Registered Intellectual Property. All Cardiac Intellectual Property Rights are either (i) owned by, or subject to a valid license or a valid obligation of assignment to, Cardiac or its Subsidiaries free and clear of all mortgages, liens, security interests, leases, pledges, encumbrances, equities, claims, charges, options, written restrictions, rights of first refusal, title retention agreements or other exceptions to title which affect the Cardiac Intellectual Property Rights or restrict the use by Cardiac or any of its Subsidiaries of the Cardiac Intellectual Property Rights in any material way (“Cardiac IP Liens”), or (ii) controlled by Cardiac or its Subsidiaries free and clear (to the Knowledge of Cardiac) of all Cardiac IP Liens. Cardiac and its Subsidiaries are the sole legal and beneficial owners of all the Cardiac Intellectual Property Rights. There are no actions pending or, to the Knowledge of Cardiac, threatened with regard to the ownership or control by Cardiac or any of its Subsidiaries of any of the Cardiac Intellectual Property Rights. To the Knowledge of Cardiac and its Subsidiaries, the Cardiac Intellectual Property Rights have not been, and are not being, infringed. To the Knowledge of Cardiac and its Subsidiaries , the Cardiac Intellectual Property rights are valid and enforceable. To the Knowledge of Cardiac and its Subsidiaries, there are no facts or circumstances that could impair the validity or enforceability of any of the Cardiac Intellectual Property Rights. Neither Cardiac nor its Subsidiaries has received any communications challenging the validity or enforceability of the Cardiac Intellectual Property Rights or their ownership of Cardiac Intellectual Property Rights. There are no pending or, to the Knowledge of Cardiac or its Subsidiaries, threatened claims that

Cardiac or any of its Subsidiaries has infringed or is infringing (including with respect to the manufacture, use, sale or importation by Cardiac or any of its Subsidiaries of any commercial products or to the operations of Cardiac or any of its Subsidiaries) any Intellectual Property of any Person. To the Knowledge of Cardiac and its Subsidiaries , there are no patent rights of any third Party that are known to be dominating, interfering, or potentially dominating or interfering and that could be asserted by a Person to exclude or prevent Cardiac or its Subsidiaries or licensees from manufacturing or commercializing their products. Neither Cardiac nor its Subsidiaries knows of any valid grounds for any bona fide claim that the conduct of Cardiac’s or its Subsidiaries business will infringe or misappropriate any of the Intellectual Property rights owned by any other Person.
      (b) Cardiac and its Subsidiaries have used commercially reasonable efforts to maintain their confidential information and trade secrets in confidence, including entering into licenses and contracts that generally require licensees, contractors and other third Persons with access to such trade secrets to keep such trade secrets confidential. All employees of Cardiac and its Subsidiaries have entered into valid and binding agreements with Cardiac and/or its Subsidiaries (as the case may be) sufficient to vest title in Cardiac or such Subsidiaries of all Cardiac Intellectual Property Rights created by such employees in the scope of their employment. To the extent that any Cardiac Intellectual Property Rights have been developed or created by a third Party for Cardiac or any of its Subsidiaries, Cardiac and/or such Subsidiaries have a written agreement with such third Party with respect thereto and Cardiac and/or such Subsidiaries thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third Party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.
      (c) Neither Cardiac nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Cardiac Intellectual Property Rights to any third Party within the last two years.
      (d) Neither Cardiac nor any of its Subsidiaries has given any indemnities in connection with any Cardiac Intellectual Property Rights to any third party other than indemnities given in the ordinary course of business or that would not reasonably be expected to have a Cardiac Material Adverse Effect.
      (e) The consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership rights of Cardiac or any of its Subsidiaries in any Cardiac Intellectual Property Rights or result in the breach or termination of any license, contract or agreement to which Cardiac or any of its Subsidiaries is a party respecting any Cardiac Intellectual Property Rights.
      (f) Neither the consummation of the transactions contemplated by this Agreement nor the transfer of any contracts, licenses, agreements or Cardiac Intellectual Property Rights will trigger any provision of any contract, license or agreement of Cardiac or any of its Subsidiaries that purports to obligate Cardiac or such Subsidiary to (i) grant to any third Party any rights or licenses with respect to any Cardiac Intellectual Property Rights; or (ii) increase the royalties or other amounts payable for licenses to Cardiac Intellectual Property Rights in excess of that being paid by Cardiac and/or its Subsidiaries prior to the Closing.
      Section 5.20     Finders’ Fees; Opinion of Financial Advisor.
      (a) Except for CIBC World Markets Corp. (“CIBC World Markets”), there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from Cardiac or any of its respective Affiliates in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Cardiac.
      (b) The Board of Directors of Cardiac has received the opinion of CIBC World Markets to the effect that, as of the date of such opinion and subject to the matters stated therein, the Cardiac Exchange Ratio was fair from a financial point of view to the holders of Cardiac Common Shares (other than Perseus, LLC and its Affiliates), a copy of which opinion will be made available to Quinton solely for informational purposes after receipt thereof by Cardiac.

      Section 5.21     Absence of Liens and Encumbrances; Real Property.
      (a) Cardiac and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any Liens except as reflected in the Cardiac Financial Statements and except for Liens for Taxes not yet delinquent and such imperfections of title and encumbrances, if any, which would not be material to Cardiac.
      (b) Neither Cardiac nor any Subsidiary of Cardiac owns any real property. Section 5.21 of the Cardiac Disclosure Letter sets forth a list of all properties leased or otherwise occupied by Cardiac or any of its Subsidiaries for the operation of its business, including the address, the name of the landlord, and the current base rent (the “Cardiac Facilities”). Section 5.21 of the Cardiac Disclosure Letter identifies all of the leases or other occupancy agreements with respect to the Cardiac Facilities (the “Cardiac Leases”) and any amendments or modifications to the Cardiac Leases. No party other than Cardiac, its Subsidiaries or a subtenant identified in Section 5.21 of the Cardiac Disclosure Letter, as applicable, has the right to occupy any of the Cardiac Facilities. The execution and delivery of this Agreement by Cardiac do not, and the performance of this Agreement by Cardiac will not, result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Cardiac’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Cardiac Lease.
      Section 5.22     Agreements, Contracts and Commitments. Except as filed as an exhibit to the Cardiac SEC Documents, neither Cardiac nor any of its Subsidiaries is a party to or is bound by:
      (a) any employment or consulting agreement, contract or commitment with any executive officer or director, other than those that are terminable by Cardiac or any of its Subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to Cardiac;
      (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;
      (c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in the ordinary course of business, that would not reasonably be expected to have a Cardiac Material Adverse Effect, or any guaranty of the obligations of a Subsidiary of Cardiac;
      (d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Cardiac or any of its Subsidiaries to engage in any line of business or to compete with any person or which limits Cardiac’s access to certain segments of a specified market;
      (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Cardiac or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Cardiac has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Cardiac’s Subsidiaries;
      (f) any dealer, distributor, joint marketing or development agreement currently in force under which Cardiac or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of one hundred twenty (120) days or less, or any material agreement pursuant to which Cardiac or any of its Subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Cardiac or any of its Subsidiaries and which may not be canceled without penalty upon notice of one hundred twenty (120) days or less;
      (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Cardiac and its Subsidiaries taken as a whole;

      (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Cardiac product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Cardiac products, service or technology except agreements with distributors or sales representative in the normal course of business and substantially in the form previously provided to Quinton;
      (i) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (other than trade debt incurred in the ordinary course of business);
      (j) any settlement agreement entered into within three (3) years prior to the date of this Agreement with respect to which Cardiac has contingent obligations of a material nature; or
      (k) any other agreement, contract or commitment that, either individually or taken together with all other contracts with the same party, will, if fulfilled in accordance with its terms, result in payments being made by Cardiac in excess of $1,000,000 in the calendar year ending December 31, 2005.
      Neither Cardiac nor any of its Subsidiaries, nor to Cardiac’s Knowledge any other party to a Cardiac Contract (as defined below), is in breach, violation or default under, and neither Cardiac nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Cardiac or any of its Subsidiaries is a party or by which it is bound that are either filed as an exhibit to any Cardiac SEC Document or required to be disclosed in the Cardiac Disclosure Letter (any such agreement, contract or commitment, a “Cardiac Contract”) in such a manner as would permit any other party to cancel or terminate any such Cardiac Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).
      Section 5.23     Customers and Suppliers. None of the ten (10) largest customers and ten (10) largest suppliers of Cardiac (based on purchases during the fiscal year ended December 31, 2004) has canceled or otherwise terminated, or made any written threat to Cardiac to cancel or otherwise terminate its relationship with Cardiac, or its usage of the services or products of Cardiac, and to the Knowledge of Cardiac, no such customer or supplier intends to cancel or otherwise terminate its relationship with Cardiac or to materially decrease its usage of the services or products of Cardiac, as the case may be. Cardiac has not knowingly breached, so as to provide a benefit to Cardiac that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Cardiac. Section 5.23 of Cardiac Disclosure Letter sets forth the names of the ten largest customers (by dollar amount of sales) and ten largest suppliers (by dollar amount of purchases) of Cardiac for the year ended December 31, 2004, and the dollar amount of sales and purchases for each such customer and supplier during such periods.
      Section 5.24     S-3 Eligibility. Cardiac meets the registrant requirements for the use of Form S-3. Cardiac has no basis to believe that its past or present independent public accountants will withhold their consent to the inclusion, or incorporation by reference, of their audit opinion concerning Cardiac’s financial statements which are to be included in the Registration Statement.
      Section 5.25     Nasdaq Qualification. Cardiac meets the independent director and audit committee requirements set forth in Nasdaq Marketplace Rule 4350.
ARTICLE VI
CONDUCT OF BUSINESS
      Section 6.1     Interim Operations. Except as set forth in the Quinton Disclosure Letter, in the case of Quinton, the Cardiac Disclosure Letter, in the case of Cardiac, or as otherwise expressly contemplated hereby, without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time, Quinton and Cardiac shall, and shall cause each of their respective Subsidiaries to, conduct their business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all material licenses, approvals and authorizations, including, without limitation, all material licenses and permits that are required by applicable Laws for the operation of its business and (iii) preserve existing relationships with its key employees, its key agents, and its material customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as set forth in the Quinton Disclosure Letter, in the case of Quinton, or the Cardiac Disclosure Letter, in the case of Cardiac, or as otherwise expressly contemplated by this Agreement, from the date hereof until the Effective Time, without the prior consent of the other party, neither Quinton nor Cardiac shall, nor shall either permit any of its Subsidiaries to:
      (a) amend its certificate of incorporation or bylaws (or similar governing documents);
      (b) take any action that would prevent or materially impair the ability of it to consummate the transactions contemplated by this Agreement, including actions that would be reasonably likely to prevent or materially impair its ability to obtain any consent, registration, approval, permit or authorization required to be obtained from any Governmental Entity prior to the Effective Time in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement;
      (c) split, combine or reclassify any shares of its capital stock or any of its Subsidiaries which are not wholly-owned or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or any securities of any of its Subsidiaries which are not wholly-owned, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of any of its Subsidiaries which are not wholly-owned;
      (d) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (A) the issuance of Quinton Common Shares or Cardiac Common Shares, as the case may be, upon the exercise of stock options outstanding on the date hereof, (B) the issuance of stock options in the ordinary course of business to purchase up to 75,000 Quinton Common Shares or 350,000 Cardiac Common Shares, as the case may be, pursuant to the Quinton Stock Plans or Cardiac Stock Plan, as the case may be, in accordance with their present terms except that no such stock options shall be issued to any executive officer of Quinton or Cardiac; and (C) the issuance of Quinton Common Shares pursuant to the Quinton ESPP;
      (e) other than expenses incurred in connection with this transaction such as reasonable legal and accounting expenses, and investment banking expenses, incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (i) contemplated by its capital expenditure budget, (ii) incurred in the ordinary course of business, or (iii) not otherwise described in clauses (i) and/or (ii) which are not in excess of an aggregate of $100,000;
      (f) acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or series of related transactions any assets of or equity interests in any Person;
      (g) sell, lease, license, encumber or otherwise dispose of any assets (including, without limitation, intellectual property rights), other than (i) in the ordinary course of business consistent with past practice, (ii) equipment and property no longer used in the operation of its business, and (iii) sales or other dispositions of assets related to discontinued operations;
      (h) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others or request any advances in respect of, or make any drawdowns on, any existing indebtedness which advance or drawdown (together with other advances or drawdowns made after the date of this Agreement) exceeds $100,000 in the aggregate;
      (i) enter into, amend, modify or terminate any material contract, agreement or arrangement or otherwise waive, release or assign any material rights, claims or benefits thereunder, except in the ordinary course of business;

      (j) (i) except in the ordinary course of business consistent with past practice, or as required by Law or by an agreement existing on the date hereof, increase the amount of compensation of any director or executive officer or make any increase in or commitment to increase any employee benefits, (ii) except as required by Law or by an agreement existing on the date hereof, adopt any severance program or grant any material severance or termination pay to any director, officer or employee, (iii) adopt or implement any employee retention program or other incentive arrangement not in existence on the date hereof or amend in any material respect such program or arrangement, (iv) adopt any additional employee benefit plan or, except in the ordinary course of business, make any material contribution to any existing plan (other than as required by Law or such plan), or (v) except as may be required by Law or pursuant to any agreement existing on the date hereof, amend in any material respect any Quinton Employee Plan or Cardiac Employee Plan, as the case may be;
      (k) change its (x) methods of accounting in effect at December 31, 2004, except as required by changes in GAAP or by Regulation S-X of the Exchange Act, as concurred in by its independent public accountants or (y) fiscal year;
      (l) other than in the ordinary course of business consistent with past practice, make any Tax election or enter into any settlement or compromise of any Tax liability that in either case is material to its business;
      (m) pay, discharge, settle or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than (y) for an amount of $100,000 or less, or (z) ordinary course repayment of indebtedness or payment of contractual obligations when due;
      (n) commence any Action other than in accordance with past practice, or settle or propose to settle, any Action for material money damages or restrictions upon its operations;
      (o) take any action that would cause any of its representations and warranties herein to become untrue in any material respect; and
      (p) agree, resolve or otherwise commit to do any of the foregoing.
ARTICLE VII
ADDITIONAL AGREEMENTS
      Section 7.1     Joint Proxy Statement/Prospectus
      (a) As promptly as practicable after the date hereof, Quinton and Cardiac shall jointly prepare, and Holding Company shall file with the SEC, the Registration Statement. Holding Company shall use commercially reasonable efforts, and each of Quinton and Cardiac shall each cooperate with Holding Company, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. Each of Quinton and Cardiac shall mail the Joint Proxy Statement/Prospectus to its respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, if necessary, after the Joint Proxy Statement/Prospectus shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material and, if required in connection therewith, resolicit proxies. Each of Quinton and Cardiac shall furnish all information concerning it and the holders of its capital stock as reasonably requested by Holding Company for inclusion in the Registration Statement.
      (b) No filing of, or any amendment or supplement to, the Joint Proxy Statement/Prospectus will be made by Holding Company without providing Quinton and Cardiac the opportunity to review and comment thereon. Holding Company will advise Quinton and Cardiac promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Holding Company Common Shares issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to either party, or any of their respective Affiliates, officers or directors should be discovered by Quinton or Cardiac, that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/ Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Quinton and Cardiac.
      (c) Quinton and Cardiac shall cooperate with one another in (i) determining whether any other action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated hereby and (ii) seeking any such other actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and seeking promptly to obtain any such actions, consents, approvals or waivers. Each party shall permit the other party to review any communication given by it to, and shall consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any legal proceeding by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case in connection with the transactions contemplated hereby.
      Section 7.2     Quinton Stockholders Meeting. Quinton shall cause a meeting of its stockholders (the “Quinton Stockholders Meeting”) to be duly called and held for the purpose of obtaining the Quinton Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Except as provided in Section 7.4, (a) Quinton’s Board of Directors shall recommend approval and adoption by its stockholders of this Agreement (the “Quinton Recommendation”), and (b) Quinton shall use commercially reasonable efforts to solicit the Quinton Stockholder Approval.
      Section 7.3     Cardiac Stockholders Meeting. Cardiac shall cause a meeting of its stockholders (the “Cardiac Stockholders Meeting”) to be duly called and held for the purpose of obtaining the Cardiac Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Except as provided in Section 7.4, (a) Cardiac’s Board of Directors shall recommend approval and adoption by its stockholders of this Agreement (the “Cardiac Recommendation”), and (b) Cardiac shall use commercially reasonable efforts to solicit the Cardiac Stockholder Approval.
      Section 7.4     Acquisition Proposals; Board Recommendation.
      (a) Each of Quinton and Cardiac agrees that it shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director, employee, investment banker, attorney, accountant, agent or other advisor or representative of such party or any of its Subsidiaries, directly or indirectly, to (i) take any action to solicit, initiate or facilitate or encourage the submission of any Acquisition Proposal, (ii) engage in any negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of such party’s equity securities or (iv) other than in the manner contemplated by Section 7.4(d), enter into any agreement with respect to any Acquisition Proposal; provided, however, that each of Quinton and Cardiac may take any actions described in the foregoing clauses (i), (ii), (iii), or (iv) in respect of any Person who makes an unsolicited Acquisition Proposal, but only if (x) such party’s Board of Directors, after consultation with its investment advisors and outside legal counsel, determines in its good faith judgment that either (A) such Acquisition Proposal constitutes a Superior Proposal and provides written notice of termination of this Agreement in accordance with Section 7.4(d) and Section 10.1, or (B) such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, and (y) prior to furnishing any non-public information to such Person, such Person shall have entered into a confidentiality agreement with Quinton or Cardiac, as the case may be, on terms no less favorable to the such party than the terms of the Mutual Non-Disclosure Agreement, dated July 7, 2004, between Quinton and Cardiac, agreeing to keep confidential any non-public information received. In addition to the foregoing requirements, the Board of Directors of such party shall be prohibited from taking such actions with respect to an Acquisition Proposal unless the Board of Directors determines, after consulting with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under the DGCL. In addition to the foregoing, such party shall (i) provide the other party with at least forty-eight (48) hours prior notice (or such lesser prior notice as provided to the members of such party’s Board of Directors) of any meeting of such party’s Board of Directors at which such party’s Board of Directors is reasonably expected to consider an Acquisition Proposal and (ii) provide the other party with the same prior written notice of a meeting of such party’s Board of Directors at which such party’s Board of Directors is reasonably expected to recommend a Superior Proposal to its stockholders as is provided to such party’s Board of Directors together with a copy of the definitive documentation relating to such Superior Proposal.
      (b) Until this Agreement shall have been terminated pursuant to Section 7.4(d), neither party’s Board of Directors nor any committee thereof shall recommend any Acquisition Proposal to such party’s stockholders. Notwithstanding the foregoing, nothing contained in this Section 7.4(b) or elsewhere in this Agreement shall prevent either party’s Board of Directors from (i) complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal or making any disclosure required by applicable Law or (ii) withdrawing the Quinton Recommendation or Cardiac Recommendation, as the case may be, if, after consulting with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under the DGCL.
      (c) Promptly (but in no event later than forty-eight (48) hours) after receipt by either party or any of its Subsidiaries (or any of their respective directors, officers, agents or advisors) of any Acquisition Proposal, any request for non-public information or for access to the properties, books or records of such party or any of its Subsidiaries or any request for a waiver or release under any standstill or similar agreement, by any Person that has made an Acquisition Proposal or indicates that it is considering making an Acquisition Proposal, such party shall notify the other party (x) that a Person may be considering making an Acquisition Proposal, and (y) of the identity of such Person and, if an Acquisition Proposal is made, of the material terms of such Acquisition Proposal. Each party shall keep the other party reasonably informed of the status and material terms of any such Acquisition Proposal.
      (d) Upon notice and in accordance with the terms of Section 10.1, and subject to Section 10.4(c), either party may terminate this Agreement at any time before the Quinton Stockholder Approval or Cardiac Stockholder Approval, as applicable, is obtained if (i) such party’s Board of Directors shall have authorized such party, subject to the terms and conditions of this Agreement, to enter into a binding agreement concerning a transaction that constitutes a Superior Proposal, (ii) such party notifies the other party that it intends to enter into such agreement, specifying the material terms and conditions of such agreement, and (iii) within five Business Days of receiving the notice described in (ii) above, the other party fails to propose and agree to enter into a modification of this Agreement or, after proposing to enter into a modification to this Agreement within such five Business Day period, such party’s Board of Directors determines by a majority vote in its good faith judgment, after consultation with its investment advisors and outside legal counsel, that such Acquisition Proposal previously determined to constitute a Superior Proposal continues to be a Superior Proposal.
ARTICLE VIII
COVENANTS OF CARDIAC AND QUINTON
      Section 8.1     Commercially Reasonable Efforts. Subject to the terms and conditions hereof, the parties will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, Tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any Person and/or any Governmental Entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, orders, registrations, approvals, permits, Tax rulings and authorizations. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed. Nothing in this Section shall require either party to sell, hold separate or otherwise dispose of or conduct its business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct its business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of such party or the conduct of its business in a specified manner, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason (any such sale, holding separate or other disposition or conduct of business shall be referred to herein as a “Burdensome Condition”).
      Section 8.2     Public Announcements. The parties shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation; provided, however, that neither party shall be required to consult with the other party with respect to the inclusion in any press release or public statement of any information that is the same as, or substantially similar to, information previously disclosed in compliance with this Section 8.2.
      Section 8.3     Access to Information; Notification of Certain Matters.
      (a) From the date hereof until the Effective Time and subject to applicable Law, Quinton and Cardiac shall (i) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party, (ii) furnish or make available to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the reasonable requests of the other party in its investigation. Any investigation pursuant to this Section 8.3(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. All such information shall be deemed proprietary information of the delivering party, and shall, to the fullest extent permitted by Law, be kept confidential by the receiving party and not used other than in connection with the transactions contemplated by this Agreement. No information or knowledge obtained in any investigation pursuant to this Section 8.3(a) shall affect or be deemed to modify any representation or warranty made by any party hereunder.
      (b) Each party hereto shall give notice to each other party hereto, as promptly as practicable after the event giving rise to the requirement of such notice, of:

(i) any communication received by such party from, or given by such party to, any Governmental Entity in connection with any of the transactions contemplated hereby;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

(iii) any fact, or of the occurrence or impending occurrence of any event or circumstance, relating to it or any of its Subsidiaries which would be reasonably likely to cause a breach of any representation, warranty, covenant or agreement in this Agreement by such party or which has had or is reasonably likely to have a Material Adverse Effect on such party; provided, however, that the delivery of any notice pursuant to this Section 8.3(b) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      Section 8.4     Further Assurances. At and after the Effective Time, the officers and directors of the Holding Company will be authorized to execute and deliver, in the name and on behalf of Quinton and Cardiac, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Quinton and Cardiac, any other actions and things to vest, perfect or confirm of record or otherwise in Holding Company and Cardiac Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of Quinton and Cardiac, as the case may be, acquired or to be acquired by Holding Company and Cardiac Surviving Corporation as a result of, or in connection with, the Mergers.
      Section 8.5     Tax Matters. Quinton and Cardiac will use their respective best efforts to cause the Mergers to be treated as reorganizations under Section 368(a) of the Code or as an exchange under Section 351 of the Code.
      Section 8.6     Section 16 Matters. Quinton and Cardiac shall take all such steps reasonably necessary to cause the transactions contemplated hereby and any other acquisitions of equity securities of Holding Company (including derivative securities) in connection with this Agreement by each individual related to either Quinton or Cardiac who is subject to Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.
      Section 8.7     Indemnification.
      (a) Holding Company shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Quinton and its Subsidiaries (in all of their capacities) (a) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Quinton pursuant to Quinton’s certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Quinton and its Subsidiaries and (b) without limitation to clause (a), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Holding Company’s certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of Quinton and (iii) (A) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Quinton (provided that Holding Company (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall Holding Company be required to expend an amount in excess of two hundred percent (200%) of the annual premium currently paid by Quinton for such insurance; and, provided further that if the annual premiums of such insurance coverage exceed such amount, Holding Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount, or (B) provide tail coverage for such persons covered by current policies of directors and officers liability insurance and fiduciary liability insurance maintained by Quinton, which tail coverage shall provide coverage for six (6) years for acts prior to the Effective Time or terms no less favorable than the terms of such current insurance coverage. The obligations of Holding Company under this Section 8.7(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 8.7(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 8.7(a) applies shall be third party beneficiaries of this Section 8.7(a)).
      (b) Holding Company shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Cardiac and its Subsidiaries (in all of their capacities) (a) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Cardiac pursuant to Cardiac’s certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Cardiac and its Subsidiaries and (b) without limitation to clause (a), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Cardiac Surviving Corporation’s certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of Cardiac and (iii) (A) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Cardiac (provided that Holding Company (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall Holding Company be required to expend in excess of two hundred percent (200%) of the annual premium currently paid by Cardiac for such insurance; and, provided further that if the annual premiums of such insurance coverage exceed such amount, Cardiac shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount, or (B) provide tail coverage for such persons covered by current policies of directors and officers liability insurance maintained by Cardiac, which tail coverage shall provide coverage or six (6) years for acts prior to the Effective Time or terms no less favorable than the terms of such current insurance coverage. The obligations of Holding Company under this Section 8.7(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 8.7(b) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 8.7 applies shall be third party beneficiaries of this Section 8.7(b)).
      Section 8.8     Nasdaq Matters. Holding Company shall use commercially reasonable efforts to cause the Holding Company Common Shares to be issued in connection with the Mergers and the Holding Company Common Shares to be reserved for issuance upon exercise of Cardiac Options and Quinton Options to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.
      Section 8.9     Holding Company Board of Directors. Prior to the Effective Time, Quinton and Cardiac shall take all necessary actions so that the Board of Directors of Holding Company shall consist of the following nine members (with any vacancies to be designated upon the mutual agreement of Quinton and Cardiac): Raymond W. Cohen, Chairman, Ruediger Naumann-Etienne, Vice-Chairman, Bruce Barclay, W. Robert Berg, Jue-Hsien Chern, Harvey N. Gillis, John R. Hinson, Ray E. Newton, III and Jeffrey F. O’Donnell, Sr.
      Section 8.10     Holding Company Officers. Prior to the Effective Time, Quinton and Cardiac shall take all necessary actions so that the officers of Holding Company shall be as follows: John R. Hinson, President and Chief Executive Officer and Michael K. Matysik, Senior Vice President, Chief Financial Officer and Secretary.
      Section 8.11     Consummation of Senior Note and Warrant Conversion. Concurrently with or immediately after the Effective Time, the transactions contemplated by the Senior Note and Warrant Conversion Agreement shall be consummated by Holding Company, Cardiac and the other parties thereto. Prior to the Effective Time, any amendment to the Senior Note and Warrant Conversion Agreement shall require the prior written consent of Quinton.

ARTICLE IX
CONDITIONS TO THE MERGERS
      Section 9.1     Conditions to the Obligations of Each Party. The obligations of Quinton and Cardiac to consummate the Mergers are subject to the satisfaction of the following conditions:
      (a) the Quinton Stockholder Approval and Cardiac Stockholder Approval shall have been obtained;
      (b) the Holding Company Common Shares to be issued in the Mergers shall have been authorized for listing on Nasdaq, subject to official notice of issuance;
      (c) (i) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and (ii) all state securities or ‘blue sky‘ authorizations necessary to carry out the transactions contemplated hereby shall have been obtained and be in effect;
      (d) any applicable waiting period under the HSR Act relating to the Mergers shall have expired or been earlier terminated without the imposition of any Burdensome Condition;
      (e) no Governmental Entity of competent authority or jurisdiction shall have issued any order, injunction or decree, or taken any other action, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Mergers nor is there pending any action that seeks to restrain, enjoin or otherwise prohibit the consummation of the Mergers;
      (f) the parties shall have obtained or made all consent, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings contemplated by Section 4.3 and Section 5.3 which if not obtained or made (i) would render consummation of the Merger illegal or (ii) would be reasonably likely to have a Material Adverse Effect on the Holding Company, after giving effect to the Mergers;
      Section 9.2     Conditions to the Obligations of Quinton. The obligations of Quinton to consummate the Quinton Mergers are subject to the satisfaction of the following further conditions:
      (a) Cardiac shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;
      (b) the representations and warranties of Cardiac contained in this Agreement (without giving effect to any materiality, Material Adverse Effect or similar qualifications included therein) shall have been true and correct when made and at and as of the Effective Time as if made at and as of such time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date), except for such inaccuracies as would not be reasonably likely, individually or in the aggregate, to have a Cardiac Material Adverse Effect;
      (c) Quinton shall have received certificates signed by the Chief Executive Officer or Chief Financial Officer of Cardiac to the foregoing effect;
      (d) between the date hereof and the Closing, there shall have occurred no event or circumstance having a Cardiac Material Adverse Effect; and
      (e) Quinton shall have received the opinion of Perkins Coie LLP, counsel to Quinton, to the effect that, for federal income tax purposes, the Quinton Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code or as part of an exchange under Section 351 of the Code (it being agreed that the parties shall each provide reasonable cooperation including making reasonable representations to Perkins Coie LLP to enable it to render such opinion).
      Section 9.3     Conditions to the Obligations of Cardiac. The obligations of Cardiac to consummate the Cardiac Merger are subject to the satisfaction of the following further conditions:
      (a) Quinton shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

      (b) the representations and warranties of Quinton contained in this Agreement (without giving effect to any materiality, Material Adverse Effect or similar qualifications included therein) shall have been true and correct when made and at and as of the Effective Time as if made at and as of such time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date), except for such inaccuracies as would not be reasonably likely, individually or in the aggregate, to have a Quinton Material Adverse Effect;
      (c) Cardiac shall have received certificates signed by the Chief Executive Officer or Chief Financial Officer of Quinton to the foregoing effect;
      (d) between the date hereof and the Closing, there shall have occurred no event or circumstance having a Quinton Material Adverse Effect; and
      (e) Cardiac shall have received the opinion of Stradling Yocca Carlson & Rauth, counsel to Cardiac, to the effect that, for federal income tax purposes, the Cardiac Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code or as part of an exchange under Section 351 of the Code (it being agreed that the parties shall each provide reasonable cooperation including making reasonable representations to Stradling Yocca Carlson & Rauth to enable it to render such opinion).
ARTICLE X
TERMINATION
      Section 10.1     Termination. This Agreement may be terminated, and the Mergers abandoned, at any time prior to the Effective Time by written notice by the terminating party to the other parties (except if such termination is pursuant to Section 10.1(a)):
      (a) by mutual written agreement of Quinton and Cardiac;
      (b) by either Quinton or Cardiac, if

(i) there shall be any Law that makes consummation of the Mergers illegal or otherwise prohibited or any judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction enjoining Quinton or Cardiac from consummating the Mergers is entered and such judgment, injunction, judgment or order shall have become final and nonappealable and, prior to such termination, the parties shall have used their respective commercially reasonable efforts to resist, resolve or lift, as applicable, such Law, regulation, judgment, injunction, order or decree; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to any party whose breach of any provision of or whose failure to perform any obligation under this Agreement has been the cause of such Law, judgment, injunction, order or decree; or

(ii) the Quinton Stockholder Approval shall not have been obtained at the Quinton Stockholders Meeting (including any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to Quinton if Quinton’s action or failure to act has been a principal cause of or resulted in the failure of the Quinton Merger to be approved by the Quinton stockholders; or

(iii) the Cardiac Stockholder Approval shall not have been obtained at the Cardiac Stockholders Meeting (including any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 10.1(b)(iii) shall not be available to Cardiac if Cardiac’s action or failure to act has been a principal cause of or resulted in the failure of the Cardiac Merger to be approved by the Cardiac stockholders; or

(iv) the Mergers shall not have been consummated by September 30, 2005 (the “Termination Date”); provided, however, that in the event the Mergers have not been consummated by the Termination Date as a result of the conditions set forth in either Section 9.1(c), (d) or (f) not being satisfied, the Termination Date shall be December 31, 2005; provided, further, that the right to terminate this Agreement under this Section 10.1(b)(iv) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.

      (c) by Quinton, if a breach of any representation, warranty, covenant or agreement on the part of Cardiac set forth in this Agreement shall have occurred which would cause the conditions set forth in Sections 9.2(a) or (b) not to be satisfied, and either such condition shall be incapable of being satisfied or such breach or failure to perform has not been cured within 30 days after notice of such breach or failure to perform has been given by Quinton to Cardiac;
      (d) by Cardiac, if a breach of any representation, warranty, covenant or agreement on the part of Quinton set forth in this Agreement shall have occurred which would cause the conditions set forth in Sections 9.3(a) or (b) not to be satisfied, and either such condition shall be incapable of being satisfied or such breach or failure to perform has not been cured within 30 days after notice of such breach or failure to perform has been given by Cardiac to Quinton;
      (e) by Cardiac, (i) if Quinton’s Board of Directors shall have (A) amended, modified, withdrawn, conditioned or qualified the Quinton Recommendation in a manner materially adverse to Cardiac, (B) failed to make the Quinton Recommendation, or (C) approved or recommended to the stockholders of Quinton an Acquisition Proposal; (ii) if an Acquisition Proposal shall have been announced or otherwise publicly known and Quinton’s Board of Directors shall have (A) failed to recommend against acceptance of such by its stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of such Acquisition Proposal involving a tender offer or exchange offer by its stockholders) or (B) failed to reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby within ten (10) Business Days of the first announcement or other public knowledge of such Acquisition Proposal; or (iii) if there has been a willful and material breach by Quinton of Section 7.4;
      (f) by Quinton, (i) if Cardiac’s Board of Directors shall have (A) amended, modified, withdrawn, conditioned or qualified the Cardiac Recommendation in a manner materially adverse to Quinton, (B) failed to make the Cardiac Recommendation or (C) approved or recommended to the stockholders of Cardiac an Acquisition Proposal; (ii) if an Acquisition Proposal shall have been announced or otherwise publicly known and Cardiac’s Board of Directors shall have (A) failed to recommend against acceptance of such by its stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of such Acquisition Proposal involving a tender offer or exchange offer by its stockholders) or (B) failed to reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby within ten (10) Business Days of the first announcement or other public knowledge of such Acquisition Proposal; or (iii) if there has been a willful and material breach by Cardiac of Section 7.4;
      (g) subject to Section 10.4(c), by Cardiac pursuant to Section 7.4(d) as a result of a Superior Proposal relating to Cardiac; and
      (h) subject to Section 10.4(c), by Quinton pursuant to Section 7.4(d) as a result of a Superior Proposal relating to Quinton.
      Section 10.2     Effect of Termination. If this Agreement is terminated pursuant to Section 10.1 (including any such termination by way of Section 7.4(d)), there shall be no liability or obligation on the part of Cardiac or Quinton, or any of their respective officers, directors, stockholders, agents or Affiliates, except as set forth in Sections 10.2, 10.3 and 10.4 of this Agreement, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, neither Quinton nor Cardiac shall be relieved of or released from any liabilities or damages arising out of its material breach of or material failure to perform its obligations under this Agreement, except that the payment of the termination fee pursuant to Section 10.4 shall be in lieu of any and all liabilities or damages arising out of such party’s material breach or material failure to perform its obligations under this Agreement.
      Section 10.3     Expenses. Whether or not the Mergers are consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that each of Quinton and Cardiac shall bear and pay one-half of the filing and printing fees incurred in connection the Registration Statement and Joint Proxy Statement/ Prospectus and the filing fees required under the HSR Act.
      Section 10.4     Termination Fee.
      (a) Quinton shall pay to Cardiac a termination fee in the amount of $4,000,000 if this Agreement is terminated solely as follows:

(i) if Cardiac shall terminate this Agreement pursuant to Section 10.1(e);

(ii) if Quinton shall terminate this Agreement pursuant to Section 10.1(h); or

(iii) if (A) Quinton terminates this Agreement pursuant to Section 10.1(b)(ii), (B) prior to such termination, any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Cardiac, shall have made an Acquisition Proposal or shall have publicly announced an intention (whether or not conditional or withdrawn) to make an Acquisition Proposal and (C) Quinton enters into a definitive agreement with respect to, or consummates, a transaction contemplated by such Acquisition Proposal within twelve (12) months of the date this Agreement is terminated.
      (b) Cardiac shall pay to Quinton a termination fee in the amount of $4,000,000 if this Agreement is terminated solely as follows:

(i) if Quinton shall terminate this Agreement pursuant to Section 10.1(f);

(ii) if Cardiac shall terminate this Agreement pursuant to Section 10.1(g); or

(iii) if (A) Cardiac terminates this Agreement pursuant to Section 10.1(b)(iii), (B) prior to such termination, any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Quinton, shall have made an Acquisition Proposal or shall have publicly announced an intention (whether or not conditional or withdrawn) to make an Acquisition Proposal and (C) Cardiac enters into a definitive agreement with respect to, or consummates, a transaction contemplated by such Acquisition Proposal within twelve (12) months of the date this Agreement is terminated.
      (c) The termination fee required to be paid pursuant to Section 10.4 shall be paid prior to, and shall be a pre-condition to the effectiveness of, termination of this Agreement pursuant to Sections 10.1(g) or (h). Any other payment of the termination fee required to be made shall be made not later than two (2) Business Days after termination of this Agreement or, in the case of any termination fee due under Sections 10.4(a)(iii) or 10.4(b)(iii), within two (2) Business Days after the consummation of such Acquisition Proposal.
ARTICLE XI
MISCELLANEOUS
      Section 11.1     Survival. The representations and warranties contained in this Agreement shall not survive the Effective Time. The covenants contained in Articles II, III, X and XI shall survive the Effective Time.
      Section 11.2     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon receipt if delivered personally, (b) upon confirmation if given by facsimile or (c) on the first Business Day following dispatch if sent by an internationally recognized overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
      if to Cardiac, to:

Cardiac Science Inc.
1900 Main Street, Suite 700,
Irvine, California 92614
Attention: Chief Financial Officer
Facsimile: (949) 851-4416

      with a copy to:

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
Attention: Shivbir S. Grewal, Esq.
Facsimile: (949) 725-4100
      if to Quinton, to:

Quinton Cardiology Systems, Inc.
3303 Monte Villa Parkway
Bothell, Washington 98021
Attention: Chief Financial Officer
Facsimile: (425) 402-2020
      with a copy to:

Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington
Attention: Stewart M. Landefeld, Esq. and
Eric A. DeJong, Esq.
Facsimile: (206) 359-9000
      Section 11.3     Amendments; No Waivers.
      (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Quinton and Cardiac or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after the Quinton Stockholder Approval or Cardiac Stockholder Approval, no such amendment or waiver shall, without the further approval of such stockholders, be made that would require such approval under any applicable Law.
      (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
      Section 11.4     Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto. Any purported assignment in violation hereof shall be null and void.
      Section 11.5     Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware without reference to its principles of conflicts of laws.
      Section 11.6     Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto. Except as expressly set forth in Section 8.7 (Indemnification), no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
      Section 11.7     Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in a state court located in Portland, Oregon, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.2 shall be deemed effective service of process on such party.
      Section 11.8     Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.
      Section 11.9     Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.
      Section 11.10     Attorneys’ Fees. If any action, suit or other proceeding is instituted to remedy, prevent or obtain relief from a default in the performance by either party of any of its obligations under this Agreement, the prevailing party shall recover all of such party’s attorneys’ fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom. As used in this Section 11.10, attorneys’ fees shall be deemed to mean the full and actual costs of any legal services actually performed in connection with the matters involved calculated on the basis of the usual fee charged by the attorney performing such services and shall not be limited to “reasonable attorneys’ fees” as defined in any statute or rule of court.
[signature page to follow]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the day and year first written above.

QUINTON CARDIOLOGY SYSTEMS, INC.

By	/s/ John R. Hinson

John R. Hinson, President and Chief Executive Officer

RHYTHM ACQUISITION CORPORATION

By	/s/ John R. Hinson

John R. Hinson, Chief Executive Officer

CARDIAC SCIENCE, INC.

By	/s/ Raymond W. Cohen

Raymond W. Cohen, Chairman and Chief Executive Officer

HEART ACQUISITION CORPORATION

By	/s/ Raymond W. Cohen

Raymond W. Cohen, President

CSQ HOLDING COMPANY

By	/s/ John R. Hinson

John R. Hinson, Chief Executive Officer

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER
      This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “Amendment”) is made and entered into as of June 23, 2005 and amends that certain Agreement and Plan of Merger (the “Agreement”), dated February 28, 2005 by and among Quinton Cardiology Systems, Inc., a Delaware corporation (“Quinton”), CSQ Holding Company, a Delaware corporation (“Holding Company”), Rhythm Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Holding Company (“Quinton Merger Sub”), Heart Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Holding Company (“Cardiac Merger Sub”), and Cardiac Science, Inc., a Delaware corporation (“Cardiac”).
RECITALS
      A. Section 2.7 of the Agreement provides that the officers and directors of Holding Company shall take all requisite action to change the Nasdaq ticker symbol of Holding Company to “DFIB” at or promptly after the effective time of the Cardiac Merger.
      B. Subsequent to the execution of the Agreement, the parties have agreed that the Nasdaq ticker symbol of Holding Company should be changed to “CSCX” in lieu of “DFIB”.
      C. The parties wish to correct the formula set forth in Sections 3.2(a) and 3.2(b) of the Agreement for determining the cash received in lieu of a fractional part of a Holding Company Common Share.
      D. Section 11.3 of the Agreement allows the parties thereto to amend the Agreement prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Quinton and Cardiac.
      NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
      1. All capitalized terms used herein that are not otherwise defined in the Amendment shall have the same meanings as those ascribed in the Agreement. Except as specifically provided for in this Amendment, all of the terms and conditions of the Agreement and each of the other documents related to the Agreement shall remain in full force and effect.
      2. The last sentence of Section 2.7 shall be amended and restated in its entirety to read:

“Cardiac and Quinton shall take, and shall cause Holding Company to take, all requisite action to cause Holding Company to change its name to “Cardiac Science Corporation” and to cause the Nasdaq ticker symbol of Holding Company to be changed to “CSCX” at or promptly after the effective time of the Cardiac Merger.”
      3. The first sentence of Section 3.2(a) shall be amended and restated in its entirety to read:

“Notwithstanding any other provision of this Agreement, each holder of Cardiac Common Shares exchanged pursuant to the Cardiac Merger who would otherwise have been entitled to receive a fraction of a Holding Company Common Share (after taking into account all Cardiac Common Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a Holding Company Common Share multiplied by the quotient obtained by dividing (i) the closing price of a Cardiac Common Share on Nasdaq as of the last trading day immediately preceding the effective time of the Cardiac Merger by (ii) the Cardiac Exchange Ratio.”
      4. The first sentence of Section 3.2(b) shall be amended and restated in its entirety to read:

“Notwithstanding any other provision of this Agreement, each holder of Quinton Common Shares exchanged pursuant to the Quinton Merger who would otherwise have been entitled to receive a fraction of a Holding Company Common Share (after taking into account all Quinton Common Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a Holding Company Common Share multiplied by the quotient obtained by dividing (i) the closing price of a Quinton Common Share on Nasdaq as of the last trading day immediately preceding the effective time of the Quinton Merger by (ii) the Quinton Exchange Ratio.”

      5. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
      6. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their duly authorized respective officers, as of the date first written above.

QUINTON CARDIOLOGY SYSTEMS, INC.

By:	/s/ John R. Hinson

Name: John R. Hinson Title: President and Chief Executive Officer

CARDIAC SCIENCE, INC.

By:	/s/ Raymond W. Cohen

Name: Raymond W. Cohen Title: President and Chief Executive Officer
[SIGNATURE PAGE TO AMENDMENT TO AGREEMENT AND PLAN OF MERGER]

ANNEX B
February 28, 2005
Board of Directors
Quinton Cardiology Systems, Inc.
3303 Monte Villa Parkway
Bothell, WA 98021
Ladies and Gentlemen:
      We understand that Quinton Cardiology Systems, Inc. (the “Company” or “Quinton”) is considering a proposed business combination with Cardiac Science, Inc. (“Cardiac Science”) whereby (i) Quinton and Cardiac Science will form a new Delaware corporation (“NewCo”), a wholly-owned subsidiary of NewCo will be merged with and into Quinton, and Quinton, as the surviving corporation of such merger shall thereafter be merged with and into Newco, which will be the surviving corporation of such merger, and (ii) another wholly-owned subsidiary of NewCo will be merged with and into Cardiac Science, which will be the surviving corporation of such merger (the “Proposed Transaction”). We understand that as a result of the Proposed Transaction each outstanding share of capital stock of Quinton will be converted into the right to receive 0.77 of a share of NewCo (the “Quinton Exchange Ratio”) and that each outstanding share of capital stock of Cardiac Science will be converted into the right to receive 0.10 of a share of NewCo (resulting in Quinton stockholders owning 48.7% of the non-fully diluted shares of NewCo and Cardiac Science stockholders owning the remaining 51.3% of the non-fully diluted shares of NewCo). Furthermore, we understand that the Proposed Transaction will be structured as a tax-free reorganization or exchange. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated February 28, 2005 (the “Agreement”).
      We have been requested by the Company to render our opinion to the Board of Directors of the Company with respect to the fairness of the Quinton Exchange Ratio, from a financial point of view, to the Company’s stockholders.
      In arriving at our opinion, we reviewed and analyzed: (1) the Agreement; (2) certain publicly available information concerning the Company and Cardiac Science which we believe to be relevant to our inquiry; (3) financial and operating information with respect to the business, operations and prospects of the Company and Cardiac Science furnished to us by the Company and Cardiac Science; (4) a trading history of the Company’s and Cardiac Science’s common stock from February 2003 to the present; (5) a comparison of the historical financial results, projected financial results and present financial condition of the Company and Cardiac Science with those of publicly traded companies which we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the publicly available financial terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the management of the Company and Cardiac Science concerning their business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

B-1

Board of Directors
Quinton Cardiology Systems, Inc.
February 28, 2005

      We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts of the Company and Cardiac Science provided to or discussed with us, we have assumed, without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the respective managements of the Company and Cardiac Science as to the future financial performance of the Company and Cardiac Science. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Cardiac Science and have not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of the Company or Cardiac Science. We have assumed that the Proposed Transaction will be consummated in accordance with the terms of the Agreement and will be treated as a tax-free reorganization or exchange for federal income tax purposes. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company, Cardiac Science or on the expected benefits of the Proposed Transaction. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company or Cardiac Science. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise the opinion.
      We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we and our affiliates actively trade in the securities of the Company or Cardiac Science for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company or Cardiac Science in the ordinary course of business.
      Based upon and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that, from a financial point of view, the Quinton Exchange Ratio is fair to the stockholders of the Company. This opinion is being rendered at the behest of the Board of Directors and is for the benefit of the Board of Directors in its evaluation of the Proposed Transaction, and does not constitute a recommendation as to how any stockholder should act or vote with respect to any matters relating to the Proposed Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy statement/ prospectus mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

/s/ SunTrust Capital Markets
SunTrust Robinson Humphrey
SunTrust Capital Markets, Inc.

B-2

ANNEX C
[LETTERHEAD OF CIBC WORLD MARKETS CORP.]
February 26, 2005
The Board of Directors
Cardiac Science Inc.
1900 Main Street, Suite 700
Irvine, California 92614
Members of the Board:
      You have asked CIBC World Markets Corp. (“CIBC World Markets”) to render a written opinion (“Opinion”) to the Board of Directors of Cardiac Science, Inc. (“Cardiac Science”) as to the fairness, from a financial point of view, to the holders of the common stock of Cardiac Science (other than Perseus, LLC and its affiliates) of the Cardiac Exchange Ratio (as defined below) provided for in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Quinton Cardiology Systems, Inc. (“Quinton”), CSQ Holding Company (“Holding Company”), Rhythm Acquisition Corporation (“Quinton Merger Sub”), a wholly owned subsidiary of Holding Company, Heart Acquisition Corporation (“Cardiac Merger Sub”), a wholly owned subsidiary of Holding Company, and Cardiac Science. The Merger Agreement provides for, among other things, (i) the merger of Quinton Merger Sub with and into Quinton (the “Quinton Merger”) followed by the merger of Quinton with and into Holding Company (the “Second Quinton Merger”) and subsequent merger of Cardiac Merger Sub with and into Cardiac Science (the “Cardiac Merger” and, together with the Quinton Merger and the Second Quinton Merger, the “Mergers”), and (ii) the conversion of each outstanding share of the common stock, par value $0.001 per share, of Quinton (“Quinton Common Stock”) into the right to receive 0.77184895 of a share of the common stock, par value $0.001 per share, of Holding Company (“Holding Company Common Stock”) and the conversion of each outstanding share of the common stock, par value $0.001 per share, of Cardiac Science (“Cardiac Common Stock”) into the right to receive 0.10 (the “Cardiac Exchange Ratio”) of a share of Holding Company Common Stock.
      In arriving at our Opinion, we:
      (a) reviewed a draft dated February 25, 2005 of the Merger Agreement;
      (b) reviewed audited financial statements of Cardiac Science and Quinton for the fiscal years ended December 31, 2002 and December 31, 2003 and unaudited financial statements of Cardiac Science and Quinton for the fiscal year ended December 31, 2004;
      (c) reviewed financial forecasts and estimates relating to Cardiac Science and Quinton which were provided to or discussed with us by the managements of Cardiac Science and Quinton (including estimates as to certain potential synergies and strategic benefits anticipated by the managements of Cardiac Science and Quinton to result from the Mergers);
      (d) held discussions with the senior managements of Cardiac Science and Quinton with respect to the businesses and prospects of Cardiac Science, Quinton and the combined company;
      (e) held discussions, at the direction of Cardiac Science, with selected third parties to solicit indications of interest in a possible business combination or other strategic transaction with Cardiac Science;
      (f) reviewed historical market prices and trading volumes for Cardiac Common Stock and Quinton Common Stock;
      (g) reviewed and analyzed certain publicly available financial data for companies whose operations we considered relevant in evaluating those of Cardiac Science and the combined company;

The Board of Directors
Cardiac Science Inc.
February 26, 2005

      (h) analyzed the estimated net present value of the projected future cash flows of Cardiac Science and the combined company based on certain estimates and assumptions of future performance provided to or discussed with us by the managements of Cardiac Science and Quinton;
      (i) reviewed and analyzed the relative contributions of Cardiac Science and Quinton to selected operational metrics of the combined company based on financial forecasts and estimates provided to or discussed with us by the managements of Cardiac Science and Quinton; and
      (j) performed such other analyses and reviewed such other information as we deemed appropriate.
      In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Cardiac Science, Quinton and their respective employees, representatives and affiliates or otherwise reviewed by us. With respect to financial forecasts and estimates referred to above (including estimates as to certain potential synergies and strategic benefits anticipated by the managements of Cardiac Science and Quinton to result from the Mergers), we have assumed, at the direction of the managements of Cardiac Science and Quinton, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Cardiac Science and Quinton, as the case may be, as to the future financial condition and operating results of Cardiac Science, Quinton and the combined company and the other matters covered thereby, and that the financial results reflected in such financial forecasts will be achieved at the times and in the amounts projected. We have relied, at the direction of the managements of Cardiac Science and Quinton, without independent verification or investigation, on the assessments of the managements of Cardiac Science and Quinton as to (i) the existing and future technology and products of Cardiac Science and Quinton and the risks associated with such technology and products and (ii) the ability of Cardiac Science and Quinton to integrate the businesses of Cardiac Science and Quinton. We have assumed, with the consent of Cardiac Science, that the Mergers will qualify for federal income tax purposes as a reorganization under Section 368(a), or an exchange under Section 351, of the Internal Revenue Code of 1986, as amended. We have assumed, with the consent of Cardiac Science, that the Mergers and related transactions (including a transaction which representatives of Cardiac Science have advised us will be effected concurrently with or immediately following the Mergers pursuant to which certain senior notes of Cardiac Science and warrants to purchase shares of Cardiac Common Stock held by certain affiliates of Perseus, LLC will be converted into a combination of cash and shares of Holding Company Common Stock (the “Restructuring”)) will be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws. We also have, assumed, with the consent of Cardiac Science, that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Mergers and related transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Cardiac Science, Quinton, the combined company or the contemplated benefits of the Mergers. In addition, representatives of Cardiac Science have advised us, and we therefore further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Cardiac Science or Quinton. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Cardiac Science, Quinton or the combined company, or the prices at which Cardiac Common Stock, Quinton Common Stock or Holding Company Common Stock will trade at any time. We express no view as to, and our Opinion does not address, any term or other aspect of the Mergers or any related transaction (including the Restructuring) other than the Cardiac Exchange Ratio to the extent expressly specified herein. We also express no view as to, and our Opinion does not address, the underlying business decision of Cardiac Science to proceed with the Mergers nor does our Opinion address the relative merits of

The Board of Directors
Cardiac Science Inc.
February 26, 2005

the Mergers as compared to any alternative business strategies that might exist for Cardiac Science or the effect of any other transaction in which Cardiac Science might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.
      As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.
      We have acted as financial advisor to Cardiac Science in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Mergers and a portion of which will be payable upon delivery of this Opinion. We and our affiliates in the past have provided services to Cardiac Science unrelated to the proposed Mergers, for which services we and our affiliates have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade the securities of Cardiac Science and Quinton for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Cardiac Exchange Ratio is fair, from a financial point of view, to the holders of Cardiac Common Stock (other than Perseus, LLC and its affiliates). This Opinion is for the use of the Board of Directors of Cardiac Science in its evaluation of the Mergers and does not constitute a recommendation as to how any security holder should vote or act with respect to any matters relating to the Mergers.

Very truly yours,

/s/ CIBC World Markets Corp.

CIBC WORLD MARKETS CORP.

ANNEX D
FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CSQ HOLDING COMPANY
      CSQ Holding Company, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is CSQ Holding Company, The original Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on February 24, 2005.

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”), this Amended and Restated Certificate of Incorporation (the “Restated Certificate”) restates and amends the provisions of the Certificate of Incorporation.

3. This Restated Certificate has been duly approved by the Corporation’s Board of Directors in accordance with the provisions of Sections 242 and 245 of the DGCL.

4. This Restated Certificate has been duly approved by the written consent of the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the DGCL.

5. This Restated Certificate hereby amends and restates the Certificate of Incorporation in its entirety to read as follows:
ARTICLE I. NAME
      The name of this Corporation is Cardiac Science Corporation.
ARTICLE II. REGISTERED OFFICE AND AGENT
      The address of the registered office of this Corporation in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.
ARTICLE III. PURPOSE
      The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).
ARTICLE IV. SHARES
      (a) This Corporation is authorized to issue two classes of stock to be designated “Common Stock” and “Preferred Stock,” respectively. The total number of shares that the Corporation is authorized to issue is 75,000,000. Sixty-five million (65,000,000) shares shall be Common Stock, $0.001 par value per share, and ten million (10,000,000) shares shall be Preferred Stock, $0.001 par value per share.
      (b) The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in series and by filing a certificate pursuant to the DGCL, to establish, from time to time, the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof.

      The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(i) The number of shares constituting that series (which number the Board of Directors may thereafter increase or decrease (but not below the number of shares thereof then outstanding)) and the distinctive designation of that series;

(ii) The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iii) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of this Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(viii) Any other relative rights, preferences and limitations of that series.
ARTICLE V. DIRECTORS
      (a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time by resolution of the Board of Directors, but such number shall not be fewer than three. The directors, other than those who may be elected by the holders of any series of Preferred Stock having the right to elect additional directors under specified circumstances, shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the Corporation’s first annual meeting following the filing of this Amended and Restated Certificate of Incorporation (“Restated Certificate”), the term of office of the Class I directors shall expire, and Class I shall be elected for a full term of three years. At the Corporation’s second annual meeting of stockholders following the filing of this Restated Certificate, the term of office of the Class II directors shall expire, and Class II directors shall be elected for a full term of three years. At the Corporation’s third annual meeting of stockholders following the filing of this Restated Certificate, the term of office of the Class III directors shall expire, and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders of the Corporation, directors shall be elected to a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.
      (b) Subject to the rights of the holders of a series of Preferred Stock, any director may be removed from office only for cause by the affirmative vote of the holders of a majority of the then-outstanding shares of stock entitled to vote generally at an election of directors, voting together as a class.
      (c) Subject to the rights of the holders of any series of Preferred Stock and except as otherwise required by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.
ARTICLE VI. ELECTION OF DIRECTORS
      Written ballots are not required in the election of directors.
ARTICLE VII. BYLAWS
      The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this Corporation, subject to the power of the stockholders to amend or repeal such Bylaws. The stockholders shall also have the power to adopt, amend or repeal the Bylaws for this Corporation.
ARTICLE VIII. AMENDMENTS TO CERTIFICATE OF INCORPORATION
      This Corporation reserves the right to amend or repeal any of the provisions contained in this Certificate of Incorporation in any manner now or hereafter permitted by law, and the rights of the stockholders of this Corporation are granted subject to this reservation.
ARTICLE IX. LIMITATION OF DIRECTOR LIABILITY
      To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of this Corporation shall not be liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of this Article shall not adversely affect any right or protection of a director of this Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
ARTICLE X. ACTION BY STOCKHOLDERS; SPECIAL MEETINGS
      (a) At any time that the Corporation has a class of stock listed on a national securities exchange, The Nasdaq Stock Market, or any other interdealer quotation system operated by the National Association of Securities Dealers, Inc., actions of the stockholders may be taken only at an annual or special meeting called in accordance with the Bylaws of the Corporation and may not be taken by written consent.
      (b) Except as otherwise required by law, special meetings of stockholders for any purpose may be called only by (i) the Board of Directors, (ii) the Chairman of the Board or (iii) the President, and any power of the stockholders to call a special meeting is specifically denied.

      IN WITNESS WHEREOF, CSQ Holding Company has caused this Restated Certificate to be executed this      day of           2005.

CSQ HOLDING COMPANY

By:

Name:
Title:

ANNEX E
FORM OF AMENDED AND RESTATED BYLAWS
OF
CARDIAC SCIENCE CORPORATION
Originally adopted on February 28, 2005
Amendments are listed on p. i

CARDIAC SCIENCE CORPORATION
AMENDMENTS

Date of
Section	Effect of Amendment	Amendment

E-i

CONTENTS

SECTION 1. OFFICES		E-1
1.1	REGISTERED OFFICE	E-1
1.2	OTHER OFFICES	E-1
SECTION 2. STOCKHOLDERS		E-1
2.1	ANNUAL MEETING	E-1
2.2	SPECIAL MEETING	E-1
2.3	PLACE OF MEETING	E-1
2.4	NOTICE OF MEETING	E-1
2.5	ADVANCE NOTICE OF STOCKHOLDER NOMINEES	E-1
2.6	ADVANCE NOTICE OF STOCKHOLDER BUSINESS	E-2
2.7	NOTICE	E-3
2.8	WAIVER OF NOTICE	E-3
2.9	FIXING OF RECORD DATE FOR DETERMINING STOCKHOLDERS	E-3
2.10	VOTING LIST	E-4
2.11	QUORUM	E-4
2.12	MANNER OF ACTING	E-4
2.13	PROXIES	E-4
2.14	VOTING OF SHARES	E-4
2.15	ACTION BY STOCKHOLDERS WITHOUT A MEETING	E-5
2.16	ORGANIZATION; CONDUCT AT MEETINGS	E-5
SECTION 3. BOARD OF DIRECTORS		E-5
3.1	GENERAL POWERS	E-5
3.2	NUMBER AND TENURE	E-5
3.3	RESIGNATION	E-6
3.4	REMOVAL	E-6
3.5	VACANCIES	E-6
3.6	ANNUAL AND REGULAR MEETINGS	E-6
3.7	SPECIAL MEETINGS	E-6
3.8	MEETINGS BY TELEPHONE	E-6
3.9	NOTICE OF SPECIAL MEETINGS	E-6
3.10	WAIVER OF NOTICE	E-7
3.11	QUORUM	E-7
3.12	MANNER OF ACTING	E-7
3.13	PRESUMPTION OF ASSENT	E-7
3.14	ACTION BY BOARD OR COMMITTEES WITHOUT A MEETING	E-7
3.15	COMMITTEES	E-7
3.16	COMPENSATION OF DIRECTORS	E-8

E-ii

SECTION 4. OFFICERS		E-8
4.1	ELECTED OFFICERS	E-8
4.2	ELECTION AND TERM OF OFFICE	E-9
4.3	RESIGNATION	E-9
4.4	REMOVAL	E-9
4.5	VACANCIES	E-9
4.6	CHAIRMAN OF THE BOARD	E-9
4.7	CHIEF EXECUTIVE OFFICER	E-9
4.8	PRESIDENT	E-9
4.9	CHIEF FINANCIAL OFFICER	E-10
4.10	SECRETARY	E-10
4.11	VICE PRESIDENTS	E-10
SECTION 5. CONTRACTS, LOANS, CHECKS AND DEPOSITS		E-10
5.1	CONTRACTS	E-10
5.2	LOANS TO THE CORPORATION	E-10
5.3	CHECKS, DRAFTS, ETC.	E-11
5.4	DEPOSITS	E-11
SECTION 6. CERTIFICATES FOR SHARES AND THEIR TRANSFER		E-11
6.1	ISSUANCE OF SHARES	E-11
6.2	CERTIFICATES FOR SHARES	E-11
6.3	STOCK RECORDS	E-11
6.4	TRANSFER OF SHARES	E-11
6.5	LOST OR DESTROYED CERTIFICATES	E-11
6.6	SHARES OF ANOTHER CORPORATION	E-11
SECTION 7. BOOKS AND RECORDS		E-12
SECTION 8. ACCOUNTING YEAR		E-12
SECTION 9. SEAL		E-12
SECTION 10. INDEMNIFICATION		E-12
10.1	RIGHT TO INDEMNIFICATION	E-12
10.2	RIGHT OF INDEMNITEE TO BRING SUIT	E-13
10.3	NONEXCLUSIVITY OF RIGHTS	E-13
10.4	INSURANCE, CONTRACTS AND FUNDING	E-13
10.5	INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION	E-13
10.6	PERSONS SERVING OTHER ENTITIES	E-13
SECTION 11. AMENDMENTS OR REPEAL		E-14

E-iii

AMENDED AND RESTATED BYLAWS
OF
CARDIAC SCIENCE CORPORATION
      Section 1.     OFFICES
      1.1     Registered Office
      The registered office of the corporation in the State of Delaware shall be in the city of Wilmington, County of Newcastle.
      1.2     Other Offices
      The corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors (the “Board”) may designate or as the business of the corporation may require from time to time.
      Section 2.     STOCKHOLDERS
      2.1     Annual Meeting
      The annual meeting of the stockholders shall be held on such date and at such time as may be fixed by resolution of the Board.
      2.2     Special Meeting
      Except as otherwise required by law, special meetings of stockholders of the corporation for any purpose or purposes may be called only by (i) the Chairman of the Board, (ii) the President or (iii) the Board.
      2.3     Place of Meeting
      All meetings shall be held at the principal office of the corporation or at such other place within or without the State of Delaware designated by the Board, by any persons entitled to call a meeting hereunder or in a waiver of notice signed by all the stockholders entitled to notice of the meeting.
      2.4     Notice of Meeting
      Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered by the corporation not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting. No business other than that specified in the notice may be transacted at a special meeting of stockholders. Any previously scheduled meeting of the stockholders may be postponed and any special meeting of the stockholders may be cancelled by resolution of the Board upon public notice given prior to the date previously scheduled for such meeting of stockholders.
      2.5     Advance Notice of Stockholder Nominees
      (a) Only persons who are nominated in accordance with the procedures set forth in this Section 2.5 shall be eligible for election as directors. Nominations of persons for election to the Board of the corporation may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) by any stockholder of the corporation (A) who complies with the notice procedures set forth in this Section 2.5, (B) who is a stockholder of record at the time of giving the notice set forth in this Section 2.5 and (C) who is entitled to vote for the election of directors at the meeting. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the corporation, as set forth more specifically below.
      (b) In the case of an annual meeting, a stockholder’s notice, to be timely, must be delivered to or mailed and received at the principal executive offices of the corporation (addressed to the attention of the Secretary of the corporation) not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting is changed by more than thirty (30) days from such anniversary date, notice by the stockholders to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made. In the case of a special meeting at which directors are to be elected, a stockholder’s notice, to be timely, must be delivered to or mailed and received at the principal executive offices of the corporation (addressed to the attention of the Secretary of the corporation) not later than the close of business on the tenth (10th) day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made. A stockholder’s notice pursuant to this Section 2.5 must set forth: (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the corporation which are owned beneficially by such person and (D) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), and (ii) as to the stockholder giving the notice, (A) the name and address, as they appear on the corporation’s books of such stockholder and (B) the class and number of shares of the corporation which are owned beneficially by such stockholder and also which are owned of record by such stockholder.
      (c) The Chairman of the meeting shall, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.5, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.5.
      (d) For purposes of Section 2 of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.
      2.6     Advance Notice of Stockholder Business
      (a) At an annual meeting of the stockholders, only such business as shall have been properly brought before the annual meeting in accordance with this Section 2.6 shall be conducted at such meeting. To be properly brought before an annual meeting, business must be (i) pursuant to the corporation’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board or (iii) by any stockholder of the corporation (A) who is a stockholder of record at the time of giving of the notice provided for in this Section 2.6, (B) who complies with the notice procedures set forth in this Section 2.6 and (C) who shall be entitled to vote at such meeting.
      (b) Business to be brought before an annual meeting by a stockholder shall be considered properly brought only if the stockholder has given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation (addressed to the attention of the Secretary of the corporation) not less than sixty (60) nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than thirty (30) days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made. A stockholder’s notice pursuant to this Section 2.6 must set forth as to each matter the stockholder proposes to bring before the meeting: (i) a brief description of the business the stockholder desires to bring before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class and number of shares of the corporation which are owned by the stockholder of record and by the beneficial owner, if any, on whose behalf the proposal is made, (iv) any material interest of the stockholder of record and the beneficial owner, if any, on whose behalf the proposal is made in such business and (v) any other information that is required by law to be provided by the stockholder in his or her capacity as a proponent of a stockholder proposal.
      (c) The Chairman of the meeting shall, if the facts warrant, determine that a stockholder proposal was not made in accordance with the procedures prescribed by these Bylaws, and, if he or she should so determine, he or she shall so declare to the meeting and the defective stockholder proposal shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.6, a stockholder shall also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section 2.6.
      2.7     Notice
      Any notice to the stockholders required or permitted under these Bylaws, the corporation’s certificate of incorporation, as may be amended and restated from time to time, (the “Certificate of Incorporation”) or the General Corporation Law of the State of Delaware, as now or hereafter amended (the “DGCL”) may be provided in any manner permitted under the DGCL. If notice is mailed, it shall be deemed given when deposited in the official government mail properly addressed to the stockholder at such stockholder’s address as it appears in the records of the corporation with postage prepaid. If notice is given by electronic transmission, it shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice, (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.
      2.8     Waiver of Notice
      Whenever any notice is required to be given to any stockholder under the provisions of these Bylaws, the Certificate of Incorporation or the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. The attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
      2.9     Fixing of Record Date for Determining Stockholders
      (a) For the purpose of determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall be not more than sixty (60) (or the maximum number permitted by applicable law) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of and to vote at the meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.
      (b) For the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) (or the maximum number permitted by applicable law) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

      2.10     Voting List
      At least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each stockholder. Nothing contained in this section shall require the corporation to include electronic mail addresses or other electronic contact information on such list. This list shall be open to examination by any stockholder, for any purpose germane to the meeting for a period of ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. This list shall also be produced and kept at such meeting for inspection by any stockholder who is present.
      2.11     Quorum
      Except as otherwise required by the DGCL, the Certificate of Incorporation or these Bylaws, holders of a majority of the outstanding shares of the corporation entitled to vote generally in the election of directors, present in person or represented by proxy at the meeting, shall constitute a quorum at a meeting of the stockholders; provided, that where a separate vote by one or more classes or series of shares is required, a majority of the outstanding shares constituting each such voting group, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to that vote on that matter. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, the Chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.
      2.12     Manner of Acting
      Except as otherwise required by the DGCL, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, if a quorum is present, the affirmative vote of the holders of a majority of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by the DGCL, the Certificate of Incorporation or these Bylaws, where one or more classes or series of shares are entitled to vote on a matter as a separate voting group, if a quorum with respect to each such separate voting group is present, the affirmative vote of the majority of outstanding shares constituting each such separate voting group present in person or represented by proxy at the meeting shall be the act of each such voting group. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.
      2.13     Proxies
      Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such authorization may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent executing a writing or in such other manner prescribed or permitted by the DGCL. A proxy shall become invalid three years after the date of its execution unless otherwise provided in the proxy. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment thereof.
      2.14     Voting of Shares
      Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote at a meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder that has voting power upon the matter in question.

      2.15     Action by Stockholders Without a Meeting
      At any time that the corporation has a class of stock listed on a national securities exchange, the Nasdaq Stock Market, or any other interdealer quotation system operated by the National Association of Securities Dealers, Inc., actions of the stockholders may be taken only at an annual or special meeting called in accordance with these Bylaws and may not be taken by written consent.
      2.16     Organization; Conduct at Meetings
      (a) At every meeting of stockholders, the Chairman of the Board, or, if a Chairman has not been appointed or is absent, the President or, if the President is absent, a Chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as Chairman. The Secretary, or, in his absence, an assistant Secretary directed to do so by the President, shall act as Secretary of the meeting.
      (b) The Board of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board, if any, the Chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such Chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the Chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board or the Chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.
      Section 3.     BOARD OF DIRECTORS
      3.1     General Powers
      The business and affairs of the corporation shall be managed by the Board.
      3.2     Number and Tenure
      (a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the corporation shall be fixed from time to time by resolution of the Board, but such number shall not be fewer than three. The directors, other than those who may be elected by the holders of any series of Preferred Stock having the right to elect additional directors under specified circumstances, shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board. At the corporation’s first annual meeting of stockholders following the adoption of these Bylaws, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the corporation’s second annual meeting of stockholders following the adoption of these Bylaws, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the corporation’s third annual meeting of stockholders following the adoption of these Bylaws, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders of the corporation, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.
      (b) Notwithstanding the foregoing provisions of this Section 3.2, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal.

      3.3     Resignation
      Any director may resign at any time upon notice given in writing or by electronic transmission to the Chairman of the Board, the President, the Secretary or the Board, or to the registered office of the corporation. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
      3.4     Removal
      Subject to the rights of any series of Preferred Stock, any director may be removed only for cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote on the election of directors.
      3.5     Vacancies
      Unless otherwise provided in the Certificate of Incorporation, a new directorship resulting from an increase in the number of directors and any vacancy on the Board resulting from death, resignation, disqualification, removal or other cause may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board, or the sole remaining director, but not by the stockholders. A director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified.
      3.6     Annual and Regular Meetings
      An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of stockholders. By resolution, the Board or any committee designated by the Board may specify the time and place either within or without the State of Delaware for holding regular meetings thereof without other notice than such resolution.
      3.7     Special Meetings
      Special meetings of the Board or any committee appointed by the Board may be called by or at the request of the Chairman of the Board, the President or, in the case of special Board meetings, by any two directors then in office and, in the case of any special meeting of any committee appointed by the Board, by the committee or any two members thereof. The person or persons authorized to call special meetings may fix any place either within or without the State of Delaware as the place for holding any special meeting called by them.
      3.8     Meetings by Telephone
      Members of the Board or any committee designated by the Board may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.
      3.9     Notice of Special Meetings
      Notice of a special Board or committee meeting stating the place, day and hour of the meeting shall be given to a director (and in the case of a committee meeting, to all alternate members) orally in person or by telephone or in writing by hand delivery, first-class or overnight mail or courier service, telegram, facsimile transmission or electronic transmission addressed to each director at that director’s address as it is shown on the records of the corporation. If the notice is mailed, it shall be deemed given when deposited in the United States mail, postage prepaid, at least four (4) days before the time of the holding of the meeting. If by telegram, overnight mail or courier service, the notice shall be deemed given when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service at least forty-eight (48) hours before the time of the holding of the meeting. If by facsimile transmission or electronic transmission, the notice shall be deemed given when transmitted at least twelve (12) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone shall be given at least twelve

(12) hours before the time of the holding of the meeting to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate such notice to the director. The notice need not specify the purpose of the meeting.
      3.10     Waiver of Notice
      Whenever any notice is required to be given to any director under the provisions of these Bylaws, the Certificate of Incorporation or the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or any committee appointed by the Board need be specified in the waiver of notice of such meeting. The attendance of a director at a Board or committee meeting also shall constitute a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
      3.11     Quorum
      A majority of the total number of directors fixed by or in the manner provided in these Bylaws or, if vacancies exist on the Board, a majority of the total number of directors then serving on the Board (provided, however, that such number may be not less than one-third of the total number of directors fixed by or in the manner provided in these Bylaws) shall constitute a quorum for the transaction of business at any Board meeting. If less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.
      3.12     Manner of Acting
      The act of the majority of the directors present at a Board meeting at which there is a quorum shall be the act of the Board, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL.
      3.13     Presumption of Assent
      A director of the corporation present at a Board or committee meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting, or unless such director files a written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or forwards such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. A director who voted in favor of such action may not dissent.
      3.14     Action by Board or Committees Without a Meeting
      Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action that could be taken at a meeting of the Board or of any committee appointed by the Board may be taken without a meeting if all members of the Board or the committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the Board or such committee.
      3.15     Committees
      (a) The Board may, by resolution passed by a majority of the number of directors fixed by or in the manner provided in these Bylaws, appoint standing or temporary committees, each committee to consist of one (1) or more directors of the corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that require it; but no such committee shall have the power or authority in reference to (i) amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board as provided in Section 151(a) of the DGCL, fix the designations, preferences or rights of such shares to the extent permitted under Section 141 of the DGCL), (ii) adopting an agreement of merger or consolidation under Section 251 or 252 of the DGCL, (iii) recommending to the stockholders the sale, lease or exchange or other disposition of all or substantially all the property and assets of the corporation, (iv) recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or (v) amending these Bylaws; and, unless expressly provided by resolution of the Board, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL.
      (b) All committees so appointed shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose.
      (c) A majority of the number of directors composing any committee of the Board, as established and fixed by resolution of the Board, shall constitute a quorum for the transaction of business at any meeting of such committee but, if less than a majority are present at a meeting, a majority of such directors present may adjourn the meeting from time to time without further notice. The act of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of such committee.
      (d) Any member of any committee may resign at any time by delivering written notice to the Chairman of the Board, the President, the Secretary, the Board or the Chairman of such committee. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
      (e) The Board may remove from office any member of any committee elected or appointed by it, but only by the affirmative vote of not less than a majority of the number of directors fixed by or in the manner provided in these Bylaws.
      3.16     Compensation of Directors
      Directors and committee members may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board. No such payment shall preclude any director or committee member from serving the corporation in any other capacity and receiving compensation therefor.
      Section 4.     OFFICERS
      4.1     Elected Officers
      The officers of the corporation shall be the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer and the Secretary, each of whom shall be elected by the Board or a committee thereof. All officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Section 4. Such officers shall also have such powers and duties as from time to time may be conferred on them by the Board or any committee thereof. The Board or a committee thereof may elect or appoint one or more Vice Chairmen of the Board, Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers and assistant officers as the Board or such committee deems appropriate, such officers and assistant officers to hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as may be provided by resolution of the Board or a committee thereof. Any officer may be assigned by the Board or a committee thereof any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authority and duties. Any two or more offices may be held by the same person.

      4.2     Election and Term of Office
      The officers of the corporation shall be elected annually by the Board at the Board meeting held after the annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as a Board meeting conveniently may be held or by written consent in accordance with these bylaws. Unless an officer dies, resigns or is removed from office, he or she shall hold office until the next annual meeting of the Board or until his or her successor is elected and qualified.
      4.3     Resignation
      Any officer may resign at any time by delivering written notice to the Chairman of the Board, the President, a Vice President, the Secretary or the Board. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
      4.4     Removal
      Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.
      4.5     Vacancies
      A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office or any other cause may be filled by the Board for the unexpired portion of the term, or for a new term established by the Board.
      4.6     Chairman of the Board
      The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board and stockholders and exercise and perform such other powers and duties as may from time to time be assigned to him by the Board or as may be prescribed by these Bylaws. The Chairman of the Board shall be the Chief Executive Officer of the corporation, unless some other person is designated Chief Executive Officer by the Board, and shall have the powers and duties prescribed in Section 4.7 of these Bylaws.
      4.7     Chief Executive Officer
      In the absence or disability of the Chairman of the Board and a Vice Chairman of the Board, the Chief Executive Officer (if an officer other than Chairman of the Board or Vice Chairman of the Board) shall preside at meetings of the stockholders, and if such officer is also a director, at all meetings of the Board. The Chief Executive Officer of the corporation shall act as general manager of the corporation and, subject to the control of the Board, have general supervision, direction, and control of the business and the officers of the corporation. The Chief Executive Officer may sign certificates for shares of the corporation, deeds, mortgages, bonds, contracts or other instruments except when the signing and execution thereof have been delegated by the Board, the Chief Executive Officer or by these Bylaws to some other officer or agent of the corporation or are required by law to be otherwise signed or executed by some other officer or in some other manner. He shall have the general powers and duties of management usually vested in the office of Chief Executive Officer of a corporation, and shall have such other powers and duties as may be prescribed by the Board or these Bylaws. The Chief Executive Officer shall have the discretion to delegate such powers and duties to the President.
      4.8     President
      The Chief Executive Officer of the corporation shall be the President, unless some other person is designated President by the Board. In the absence or disability of the Chairman of the Board, a Vice Chairman of the Board and the Chief Executive Officer (if an officer other than the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer) the President shall preside at meetings of the stockholders, and, if such officer is also a director, at all meetings of the Board. Unless some other officer has been elected Chief Executive Officer, or, in the absence of such Chief Executive Officer, the President shall perform all the duties of, and, when so acting shall have all the powers of, and be subject to all the restrictions upon, the Chief Executive Officer. The President may sign certificates for shares of the corporation and shall have, to the extent authorized by the Board or the Chief Executive Officer, the same powers as the Chief Executive Officer to sign deeds, mortgages, bonds contracts or other instruments. The President shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board, the Chief Executive Officer (if an officer other than the President) or these Bylaws.
      4.9     Chief Financial Officer
      The Chief Financial Officer shall be the Treasurer and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.
      The Chief Financial Officer shall deposit all money and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the Board. He shall disburse the funds of the corporation as may be ordered by the Board, shall render to the Chief Executive Officer, the President and the Board, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the corporation. To the extent authorized by the Board, the Chief Executive Officer or the President, the Chief Financial Officer shall have the same powers as the Chief Executive Officer to sign deeds, mortgages, bonds contracts or other instruments and shall have such other powers and perform such other duties as may be prescribed by the Board or these Bylaws.
      4.10     Secretary
      The Secretary shall be responsible for preparation of minutes of meetings of the Board and stockholders, maintenance of the corporation’s records and stock registers, and authentication of the corporation’s records and shall in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Board, these Bylaws, the Chief Executive Officer or the President. In the absence of the Secretary, an assistant Secretary may perform the duties of the Secretary.
      4.11     Vice Presidents
      In the absence or disability of the Chief Executive Officer and the President, the Vice Presidents, if any, in order of their rank as fixed by the Board or, if not ranked, a Vice President designated by the Board, shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. Any Vice President may sign certificates for shares of the corporation and shall have, to the extent authorized by the Board, the Chief Executive Officer or the President, the same powers as the Chief Executive Officer to sign deeds, mortgages, bonds contracts or other instruments and shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board, these Bylaws or the President.
      Section 5.     CONTRACTS, LOANS, CHECKS AND DEPOSITS
      5.1     Contracts
      The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.
      5.2     Loans to the Corporation
      No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

      5.3     Checks, Drafts, Etc.
      All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as is from time to time determined by resolution of the Board.
      5.4     Deposits
      All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board may select.
      Section 6.     CERTIFICATES FOR SHARES AND THEIR TRANSFER
      6.1     Issuance of Shares
      No shares of the corporation shall be issued unless authorized by the Board (or, solely to the extent permitted by the DGCL, a committee of the Board or an officer of the corporation), which authorization shall include the maximum number of shares to be issued and the consideration to be received for each share.
      6.2     Certificates for Shares
      Certificates representing shares of the corporation shall be signed by (i) the Chief Executive Officer or the President or a Vice President and (ii) by the Chief Financial Officer or an Assistant Treasurer or the Secretary or an Assistant Secretary, any of whose signatures may be a facsimile. The Board may in its discretion appoint responsible banks or trust companies from time to time to act as transfer agents and registrars of the stock of the corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person was such officer, transfer agent or registrar at the date of issue. All certificates shall include on their face written notice of any restrictions that may be imposed on the transferability of such shares and shall be consecutively numbered or otherwise identified.
      6.3     Stock Records
      The stock transfer books shall be kept at the registered office or principal place of business of the corporation or at the office of the corporation’s transfer agent or registrar. The name and address of each person to whom certificates for shares are issued, together with the class and number of shares represented by each such certificate and the date of issue thereof, shall be entered on the stock transfer books of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.
      6.4     Transfer of Shares
      The transfer of shares of the corporation shall be made only on the stock transfer books of the corporation pursuant to authorization or document of transfer made by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and cancelled.
      6.5     Lost or Destroyed Certificates
      In the case of a lost, destroyed or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the corporation as the Board may prescribe.
      6.6     Shares of Another Corporation
      The Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, an Assistant Treasurer, the Secretary or an assistant Secretary of this corporation, or any other person authorized by the

Board or the Chief Executive Officer, the President, the Chief Financial Officer or a Vice President, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
      Section 7.     BOOKS AND RECORDS
      The corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its stockholders and Board and such other records as may be necessary or advisable.
      Section 8.     ACCOUNTING YEAR
      The accounting year of the corporation shall be the calendar year, provided that if a different accounting year is at any time selected for purposes of federal income taxes, the accounting year shall be the year so selected.
      Section 9.     SEAL
      The seal of the corporation, if any, shall consist of the name of the corporation, the state of its incorporation and the year of its incorporation.
      Section 10.     INDEMNIFICATION
      10.1     Right to Indemnification
      Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the corporation or that, being or having been such a director or officer or an employee of the corporation, he or she is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as such a director, officer, employee or agent or in any other capacity while serving as such a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the full extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior thereto), or by other applicable law as then in effect, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that except as provided in subsection 10.2 hereof with respect to proceedings seeking to enforce rights to indemnification, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or ratified by the Board. The right to indemnification conferred in this subsection 10.1 shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this subsection 10.1 or otherwise.

      10.2     Right of Indemnitee to Bring Suit
      If a claim under subsection 10.1 hereof is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. The indemnitee shall be presumed to be entitled to indemnification under this Section 10 upon submission of a written claim (and, in an action brought to enforce a claim for an advancement of expenses, where the undertaking, if any is required, has been tendered to the corporation), and thereafter the corporation shall have the burden of proof to overcome the presumption that the indemnitee is not so entitled. Neither the failure of the corporation (including its Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances nor an actual determination by the corporation (including its Board, independent legal counsel or its stockholders) that the indemnitee is not entitled to indemnification shall be a defense to the suit or create a presumption that the indemnitee is not so entitled.
      10.3     Nonexclusivity of Rights
      The rights to indemnification and to the advancement of expenses conferred in this Section 10 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of stockholders or disinterested directors, provisions of the Certificate of Incorporation or these Bylaws or otherwise. Notwithstanding any amendment to or repeal of this Section 10, any indemnitee shall be entitled to indemnification in accordance with the provisions hereof and thereof with respect to any acts or omissions of such indemnitee occurring prior to such amendment or repeal.
      10.4     Insurance, Contracts and Funding
      The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The corporation, without further stockholder approval, may enter into contracts with any director, officer, employee or agent in furtherance of the provisions of this Section 10 and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Section 10.
      10.5     Indemnification of Employees and Agents of the Corporation
      The corporation may, by action of the Board, grant rights to indemnification and advancement of expenses to employees or agents or groups of employees or agents of the corporation with the same scope and effect as the provisions of this Section 10 with respect to the indemnification and advancement of expenses of directors and officers of the corporation; provided, however, that an undertaking shall be made by an employee or agent only if required by the Board.
      10.6     Persons Serving Other Entities
      Any person who is or was a director, officer or employee of the corporation who is or was serving (a) as a director or officer of another corporation of which a majority of the shares entitled to vote in the election of its directors is held by the corporation or (b) in an executive or management capacity in a partnership, limited liability company, joint venture, trust or other enterprise of which the corporation or a wholly owned subsidiary of the corporation is a general partner or manager or has a majority ownership shall be deemed to be so serving at the request of the corporation and entitled to indemnification and advancement of expenses under subsection 10.1 hereof.

      Section 11.     AMENDMENTS OR REPEAL
      These Bylaws may be amended or repealed and new Bylaws may be adopted by the Board. The stockholders may also amend and repeal these Bylaws or adopt new Bylaws. All Bylaws made by the Board may be amended or repealed by the stockholders. Notwithstanding any amendment to Section 10 hereof or repeal of these Bylaws, or of any amendment or repeal of any of the procedures that may be established by the Board pursuant to Section 10 hereof, any indemnitee shall be entitled to indemnification in accordance with the provisions hereof and thereof with respect to any acts or omissions of such indemnitee occurring prior to such amendment or repeal.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
      The Registrant’s certificate of incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant’s bylaws provide that the directors and officers (and legal representatives of such directors and officers) will be indemnified to the fullest extent authorized by the Delaware General Corporation Law with respect to third-party actions, suits, investigations or proceedings provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below. The Registrant’s bylaws further provide that directors and officers (and legal representatives of such directors and officers) will be indemnified with respect to actions or suits initiated by such person only if such action was first approved by the board of directors. The Registrant’s bylaws allow the Registrant to pay all expenses incurred by a director or officer (or legal representatives of such directors or officers) in defending any proceeding within the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses if it is ultimately determined that such party was not entitled to indemnity by the Registrant. From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions. The Registrant intends to obtain policies of directors’ and officers’ liability insurance which insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. The Registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.
      Section 145 of the General Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

Exhibit
Number		Description

2.1		Agreement and Plan of Merger dated as of February 28, 2005, as amended on June 23, 2005, among Quinton Cardiology Systems, Inc., Cardiac Science, Inc., CSQ Holding Company, Rhythm Acquisition Corporation, and Heart Acquisition Corporation (incorporated by reference to Annex A to the joint proxy statement/prospectus included in this Registration Statement). The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. A list identifying the contents of the omitted schedules is included in the table of contents to Annex A.
3	.1*	Certificate of Incorporation of CSQ Holding Company.
3.2		Form of Amended and Restated Certificate of Incorporation of CSQ Holding Company (incorporated by reference to Annex D to the joint proxy statement/prospectus included in this Registration Statement and to be effective on the completion of the transaction).

Exhibit
Number		Description

3	.3*	Bylaws of CSQ Holding Company.
3.4		Amended and Restated Bylaws of CSQ Holding Company (incorporated by reference to Annex E to the joint proxy statement/ prospectus included in this Registration Statement and to be effective on the completion of the transaction).
4	.1*	Second Amended and Restated Registration Rights Agreement dated as of February 28, 2005 among Cardiac Science, Inc. and the investors listed on the signature pages thereto.
5.1		Opinion of Perkins Coie LLP as to the validity of the shares being issued.
8.1		Opinion of Perkins Coie LLP as to certain tax matters.
8	.2*	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation, as to certain tax matters.
10	.1*	Senior Note and Warrant Conversion Agreement dated as of February 28, 2005 among CSQ Holding Company, Cardiac Science, Inc. and the purchasers listed on the signature pages thereto.
23.1		Consent of KPMG LLP, independent registered public accounting firm.
23.2		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.3		Consent of Perkins Coie LLP (included in Exhibit 5.1 and in Exhibit 8.1 hereto).
23	.4*	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 8.2 hereto).
24	.1*	Powers of Attorney.
99	.1*	Consent of SunTrust Robinson Humphrey.
99	.2*	Consent of CIBC World Markets Corp.
99	.3*	Consent of W. Robert Berg.
99	.4*	Consent of Jue-Hsien Chern, Ph.D.
99	.5*	Consent of Harvey N. Gillis.
99	.6*	Consent of Ruediger Naumann-Etienne, Ph.D.
99	.7*	Consent of Bruce J. Barclay.
99	.8*	Consent of Ray E. Newton, III.
99	.9*	Consent of Jeffrey F. O’Donnell, Sr.
99	.10*	Form of Quinton Cardiology Systems, Inc. proxy card.
99	.11*	Form of Cardiac Science, Inc. proxy card.

* Previously filed

Item 22.	Undertakings.
      The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on July 20, 2005.

CSQ HOLDING COMPANY

By:	/s/ John R. Hinson

Name: John R. Hinson

Title:	Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated below on July 20, 2005.

Signature	Title

/s/ John R. Hinson John R. Hinson	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael K. Matysik Michael K. Matysik	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)

/s/ Raymond W. Cohen Raymond W. Cohen	Director

EXHIBIT INDEX

Exhibit
Number		Description

2.1		Agreement and Plan of Merger dated as of February 28, 2005, as amended on June 23, 2005, among Quinton Cardiology Systems, Inc., Cardiac Science, Inc., CSQ Holding Company, Rhythm Acquisition Corporation, and Heart Acquisition Corporation (incorporated by reference to Annex A to the joint proxy statement/prospectus included in this Registration Statement). The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. A list identifying the contents of the omitted schedules is included in the table of contents to Annex A.
3	.1*	Certificate of Incorporation of CSQ Holding Company.
3.2		Form of Amended and Restated Certificate of Incorporation of CSQ Holding Company (incorporated by reference to Annex D to the joint proxy statement/prospectus included in this Registration Statement and to be effective on the completion of the transaction).
3	.3*	Bylaws of CSQ Holding Company.
3.4		Amended and Restated Bylaws of CSQ Holding Company (incorporated by reference to Annex E to the joint proxy statement/prospectus included in this Registration Statement and to be effective on the completion of the transaction).
4	.1*	Second Amended and Restated Registration Rights Agreement dated as of February 28, 2005 among Cardiac Science, Inc. and the investors listed on the signature pages thereto.
5.1		Opinion of Perkins Coie llp as to the validity of the shares being issued.
8.1		Opinion of Perkins Coie llp as to certain tax matters.
8	.2*	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation, as to certain tax matters.
10	.1*	Senior Note and Warrant Conversion Agreement dated as of February 28, 2005 among CSQ Holding Company, Cardiac Science, Inc. and the purchasers listed on the signature pages thereto.
23.1		Consent of KPMG LLP, independent registered public accounting firm.
23.2		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.3		Consent of Perkins Coie llp (included in Exhibit 5.1 and in Exhibit 8.1 hereto).
23	.4*	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 8.2 hereto).
24	.1*	Powers of Attorney (contained on signature page).
99	.1*	Consent of SunTrust Robinson Humphrey.
99	.2*	Consent of CIBC World Markets Corp.
99	.3*	Consent of W. Robert Berg.
99	.4*	Consent of Jue-Hsien Chern, Ph.D.
99	.5*	Consent of Harvey N. Gillis.
99	.6*	Consent of Ruediger Naumann-Etienne, Ph.D.
99	.7*	Consent of Bruce J. Barclay.
99	.8*	Consent of Ray E. Newton, III.
99	.9*	Consent of Jeffrey F. O’Donnell, Sr.
99	.10*	Form of Quinton Cardiology Systems, Inc. proxy card.
99	.11*	Form of Cardiac Science, Inc. proxy card.

* Previously filed